Exhibit 99.1

    ANNUAL REPORT
    At December 31, 2020

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of December 31, 2020)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS
AND AUDITOR

BOARD OF DIRECTORS Chair(a) Suzanne Heywood	Chief Executive Officer(b) Scott W. Wine
Directors(c)
Léo W. Houle(2)(3)(*)	INDEPENDENT AUDITOR
Howard W. Buffett(2)(3)(**)(d)	Ernst & Young Accountants LLP
Tufan Erginbilgic(2)(3)(**)(d)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)
Lorenzo Simonelli(1)(**)
Vagn Sørensen(1)(**)(d)
Jacqueline A. Tammenoms Bakker(2)(3)(**)
Jacques Theurillat(1)(**)
(1)Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee
(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
(a)    Lady Suzanne Heywood Chair and Acting Chief Executive Officer until January 4, 2021.
(b)    Mr. Hubertus Mühlhäuser Chief Executive Officer and member of the Board until March 22, 2020. The Board of Directors appointed Mr. Scott W. Wine as Chief Executive Officer effective as of January 4, 2021. The appointment of Mr. Wine to the Company's Board of Directors as Executive Director will be subject to the approval of the Annual General Meeting of Shareholders scheduled to be held on April 15, 2021.
(c)    Ms. Silke C. Scheiber member of the Board until April 16, 2020.
Mr. Howard W. Buffett, Mr. Tufan Erginbilgic and Mr. Vagn Sørensen members of the Board since April 16, 2020. Ms. Nelda J. Connors member of the Board from April 16, 2020 until September 28, 2020.
(d)     Member of the relevant Committee/s since April 16, 2020.
Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the proposed spin-off of the Company's On-Highway business; and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this Annual Report, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

Board of Directors and Auditor 2

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.
The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor 3

LETTER FROM THE CHAIR

Dear Shareholders,

During 2020 CNH Industrial faced an unprecedented set of business challenges as it navigated its way through the COVID-19 pandemic. It has been the most challenging environment socially, economically and scientifically in living memory. Above all, I am conscious of the human cost of this period and want to take this moment to express my sympathy, and that of all of my colleagues at CNH Industrial, to anyone who has been personally affected.
Within CNH Industrial we responded to the rapidly changing environment by establishing, in early 2020, a taskforce focused on protecting our employees, dealers, suppliers, and the overall robustness of our company. This group worked closely with national health authorities to develop and implement new health and safety protocols across all our workspaces. In doing this we were able to use some of our early experience of dealing with the pandemic in China. In parallel we also extended our ‘Remote Working’ program to cover as many employees as possible.
Alongside making these changes to protect our employees, we also worked closely with our dealers and suppliers to help them through this period. We were very conscious, in doing this, that our company will only be successful if we build a strong and supportive network with our business partners. We also strengthened our company by maintaining a firm grip on our costs, our cash flow and our liquidity levels.
We expect these issues to remain priorities during 2021 despite the reassuring progress that many countries are making in vaccinating their populations.
Our results
CNH Industrial delivered solid results in 2020, thanks to the actions of its employees, suppliers and dealers. Despite the challenges, we continued to invest in new technologies, particularly those relating to energy transition and digital enablement, including precision farming. We ended the year with strong financial results and having tackled a number of business challenges including reducing our inventory levels, decreasing our cost base and starting to turnaround our construction business. We remain focused on executing our strategy and enter 2021 ready to continue developing and supplying products that enable our customers to feed, build, power and transport goods across the globe.
It is important to note that 2020 was not just about financial results. In addition to facing the business challenges of the year, we also addressed issues that, though not financial, are also very important for our company. This included reemphasizing our commitment to diversity and inclusion. This is important for many reasons including our need to ensure we can attract and retain the most talented people in industry and, among other measures, we therefore made promoting diversity a target for every member of our senior leadership team. In 2020 we were proud to become Industry Leader in the Dow Jones Sustainability Indices for the tenth consecutive year. We also launched a $2 million Solidarity Fund during the pandemic to support the local communities in which we operate that were impacted by COVID-19.
Financial Highlights
In 2020 we delivered consolidated revenues of $26.0 billion; adjusted EBIT from our Industrial Activities(1) of $416 million; and positive free cash flow of Industrial Activities(1) of $2,033 million.
Across the year we made a net loss of $695 million (which translates into a diluted loss per share of $0.55). This was a result of the impact of the pandemic combined with non-cash impairments and other one-off items in the first half of the year. These impairments and non-cash items were partially offset by the Company’s strong performance in the second half, especially in the fourth quarter. Excluding impairments and non-cash items, as well as the impact of other non-recurring items, our net result for 2020 would have been a profit of $378 million(2).

(1) This item is a non-GAAP financial measure. Refer to the “Board Report - Operating and Financial Review and Prospects” section of this annual report for information regarding non-GAAP financial measures.
(2) Refer to the comment to Profit/(loss) in the “Board Report - Operating and Financial Review and Prospects” section of this annual report for the calculation of this amount.

Letter from the Chair 4

The year-end net financial position for our Industrial Activities(1) was $297 million. This is the first time that this has been positive in our company’s history and it demonstrates both the effectiveness of our cost containment and cash preservation actions and the significant reduction that we were able to achieve in our working capital. Our financial position remains robust with a strong balance sheet and healthy liquidity.
GROWTH THROUGH INNOVATION

CNH Industrial has a longstanding commitment to innovation, and we are excited about the potential that we can see to develop new products for our customers that are more sustainable, more digitally enabled and more effective. In 2020 we were, therefore, delighted to sign a five-year collaboration agreement with leading players in the technology and digital worlds to enhance our connected industrial vehicles. The program is an integral part of our digital program, which will grow top-line revenue, build a digitally enabled workforce, and make us more sustainable.
Innovation is also at the heart of our product portfolio, as I will describe in more detail below. Our international Design Center won numerous industry accolades in 2020 for products that increase customer productivity, enhance comfort and improve sustainability. Innovation is also driving the roll-out of our Horizon Project in our Aftermarket Solutions division where we have been digitalizing customer assistance and improving how we supply parts into our dealer network.
Productive and innovative agricultural solutions
Within our agriculture segment, we made a number of strategic acquisitions in 2020 that will accelerate our innovation. These included acquiring a minority stake in Zasso Group AG, a global specialist in non-chemical weed and invasive plant management solutions using electrical power. Zasso Group has joined the group of companies that form our AGXTEND network. Through this network we offer our farmers access to some of the world’s most innovative and sustainable farming technologies, while at the same time supporting incredibly exciting early stage companies.
In 2020 we continued to develop our biomethane and electrical agricultural vehicles, which will become commercially available in the near future. Creating sustainable solutions like these is at the heart of our agricultural development program and we were, therefore, delighted that the New Holland Agriculture BigBaler 1290 High Density range was recognized with both a 2020 Good Design award – the world’s most prestigious design recognition – and a 2021 AE50 award. This range eliminates twine offcuts during the baling process, which both reduces environmental pollution and ensures animal fodder is free from plastic residue.
The STEYR Konzept was also recognized with a Good Design award in 2020. The Konzept brings to life the tractor of the future. This exciting design incorporates an innovative hybrid power system – developed in collaboration with FPT Industrial – which combines a conventional diesel engine, a generator and electric power drives.
Our innovation program is also leading to advances in farm productivity. One example of this is the Case IH AFS Connect Steiger tractor, which received a 2021 AE50 award from the American Society of Agricultural and Biological Engineers. This tractor uses advanced data management systems to allow operators to adjust, monitor and transfer data. Built-in 4G connectivity enables farmers to access data remotely so that they can accelerate vehicle servicing and receive efficient operational support.
Finally, we were also pleased that some of the improvements we have been making in our agricultural manufacturing processes were recognized this year when our Case IH and STEYR plant in St. Valentin, Austria was named ‘Efficient Company of the Year’ by Fraunhofer Austria and Austrian Industriemagazin. Our focus on efficiency, combined with the strict new safety protocols that we put in place to keep our plants running, meant that, despite the challenging operating environment, we were able to make many significant deliveries in 2020. This included supplying 360 Case IH, CASE Construction Equipment and New Holland Agriculture units to support cotton harvesting in Uzbekistan.

Consolidation and stability in the construction business
Throughout 2020, the construction leadership team focused on bringing stability to the business and improving profitability. The results of this are starting to become visible. We also continued to invest in product innovation. In 2020, CASE Construction Equipment unveiled the industry’s first electric backhoe loader, named ‘Project Zeus’. This zero-emission machine – which has also won a 2020 Good Design Award – delivers the same operating performance as a standard machine with significantly lower operating costs. Investments across the product portfolio also extended to the launch of new ranges including B Series compact track loaders and skid steers and E Series compact vibratory rollers.

(1) This item is a non-GAAP financial measure. Refer to the “Board Report - Operating and Financial Review and Prospects” section of this annual report for information regarding non-GAAP financial measures.

Letter from the Chair 5

We remain committed to our construction segment and are grateful for all of the support that we have had from our construction dealer network during 2020. However, we remain conscious of the need to give this business more scale and are continuing to look at different options for doing this.
Delivering sustainable transport solutions
IVECO continues to be recognized as the European leader in delivering sustainable transport solutions across its product range, thanks to the continuing roll out of CNG (compressed natural gas) and LNG (liquified natural gas) technologies. These readily available and proven technologies are proving attractive across geographies with IVECO winning a tender during 2020 for the largest order of natural gas-powered trucks in South America, totaling some 100 units.
We have also been using our expertise in alternative power within our passenger transport range, and again 2020 saw continued investment in natural gas, hybrid and electric IVECO BUS and HEULIEZ products. IVECO BUS is the European leader in low emission mobility, which has made it very attractive to many municipalities – for example this year we delivered 145 IVECO BUS Crossway Low Entry Line units to the Czech Republic.
IVECO continues to invest in digitalized and connected customer-centric services and has recently launched IVECO ON, a suite of integrated services and transport solutions that will help customers manage their fleet and business efficiently and to become more competitive, profitable and sustainable. IVECO BUS also made an important step forward in terms of telematics and now has 3,100 vehicles connected across Europe and AMEA, of which 1,000 are already being monitored through the Company’s Control Room.
The IVECO S-WAY, launched in 2019, enjoyed continued commercial success in 2020 and the 460 Natural Power variant was awarded Sustainable Truck of the Year 2021 in the Tractor category. The S-WAY also won a prestigious iF DESIGN AWARD in 2020.
Alongside this work on new technologies within our existing product ranges, IVECO has also continued to develop its partnership with Nikola Corporation (NIKOLA). In the year prototype testing began at our Ulm site in Germany and this will be continued in parallel both in Ulm and in NIKOLA’s facility in Arizona. As planned, we will begin road testing in the coming months once we have finished validating critical systems. Our IVECO S-WAY will be the backbone for both the battery electric NIKOLA TRE truck that is scheduled to enter production in the last quarter of 2021, and the fuel cell hydrogen trucks that should enter production at the end of 2023.
Enriching the powertrain business
FPT Industrial is recognized as an industry-leader both for its technological offering for standard diesel engines and for developing cutting-edge alternative powertrain solutions.
In March 2020, FPT Industrial acquired Potenza Technology, a U.K. company specializing in the design and development of electric and hybrid powertrain systems. This acquisition represents another step in FPT Industrial’s path towards electrification, one of the pillars of its multi-power strategy. In 2020 FPT Industrial and IVECO also signed a Memorandum of Understanding with Snam, one of the world’s leading energy infrastructure operators, for future technological and commercial cooperation to develop biomethane, natural gas and hydrogen transport solutions.
The depth and breadth of FPT Industrial’s industry-leading product range was recognized through numerous awards in 2020. The F28 engine was named the “Diesel of the Year” and the Cursor X, the brand’s innovative Multi-power, Modular, Multi-application and Mindful 4.0 power source concept, received a Good Design Award.
Ongoing success in the Specialty Vehicles businesses
Despite the challenges of the pandemic, we also saw significant successes in our defense and firefighting businesses. For example, Iveco Defence Vehicles supplied the Romanian Armed Forces with 942 trucks, the first batch to be delivered as part of a frame contract that will total some 2,900 vehicles over a four-year period. Magirus, meanwhile, launched its off-road and forest firefighting products and technology to fire brigades and disaster control services worldwide. Magirus now offers a comprehensive range of products to fight wildfires and engage in off-road firefighting operations. They include the AirCore TAF60 firefighting robot and the TLF AirCore, which offer new ways of tackling forest and surface fires.

Letter from the Chair 6

MARGIN IMPROVEMENT THROUGH PERFORMANCE AND SIMPLIFICATION

Supply chain excellence and manufacturing are critical to delivering our long-term profitability. In 2020, our global World Class Manufacturing (WCM) program continued apace, with two new facilities earning bronze medals: the Iveco Defence Vehicles plant in Sete Lagoas, Brazil and the New Holland Agriculture facility in Croix, France. Since the launch of our comprehensive Industry 4.0 program in 2018, our employees have implemented its concepts and technologies across our global footprint.
Between 2017 and 2020 the Company launched 183 digitization and operating technology projects. Greater digitization and improved analytics have helped us improve our manufacturing through creating better insights and higher levels of predictability. Advances in operating technology, including the introduction of cobots, smart mobile robots and the expansion of 3D printing, have enabled us to increase the level of automation and flexibility within our plants.

PORTFOLIO TRANSFORMATION

Commitment to the planned spin-off of the On-Highway business
In 2020 the Company reconfirmed its intention to separate its ‘On-Highway’ and ‘Off-Highway’ businesses. When we announced our intention to do this, back at our Capital Markets Day in 2019, the strategic benefits were clear and this rationale remains strong. We have extended the original timeline for the transaction given the impact of the COVID-19 pandemic on our business while continuing to undertake the work needed to prepare the company for the separation.
Sustainable excellence
Sustainability is a core component of CNH Industrial’s DNA. It is at the heart of our strategic decision-making processes and it underlies the day-to-day activities of our approximately 64,000 employees. We are proud of the progress we have made on sustainability and delighted that this was recognized when we were confirmed Industry Leader for the tenth consecutive year in the Dow Jones Sustainability Indices, World and Europe. We were also one of the 273 companies – chosen out of the 10,000 who disclosed their sustainability results – to be on CDP climate change’s A list and scored an A- in their water security program.
As a company, we are strongly rooted in the communities in which we operate. During the pandemic we therefore created a $2 million Solidarity Fund to support individuals and communities impacted by COVID-19. From supplying ambulances in Europe to supporting community educational programs in Brazil, we financed 83 projects across the world that provided food, supported local health measures and enabled education.
As a company we are also committed to creating and valuing a diverse and inclusive workforce. As I mentioned at this start of this letter, in 2020 we increased our focus on diversity through a range of initiatives including a commitment to consider diverse candidates for all senior appointments and a new mentoring program for diverse colleagues. We also increased the number of women involved in leadership initiatives by 40% compared to 2019. This will remain a focus in the coming years as we know that, notwithstanding our progress, there is much more that we need to do to become a truly inclusive and diverse company.

Letter from the Chair 7

2021 Outlook
The Company’s 2021 outlook assumes a progressive improvement in economic conditions as we emerge from the COVID-19 pandemic. We are assuming that, as this happens, demand across our industrial segments will strengthen as populations and markets adjust to the new circumstances.
In the light of these assumptions, we have given guidance on our industrial outlook for 2021 as follows(1):
▪Net sales(2) up between 8% and 12% year on year including currency translation effects;
▪Free cash flow positive between $0.4 billion and $0.8 billion;
▪R&D expenses growing to 4.5% of net sales, SG&A expenses lower/equal to 7.5% of net sales, and capital expenditures above 2.5% of net sales.

2020 was a year of considerable challenges for our company. I am, however, very proud of how our company responded to these. The work that we did not only meant that we closed the year with solid financial results, it also means we enter 2021 ready to enhance our commitment to our customers and forge an increasingly profitable future under our new CEO, Scott Wine, who I was delighted to welcome to CNH Industrial in January. Scott is already working with our senior leadership team to lay out some of the themes for the future of our company, including reinforcing the importance of our dealers and customers and accelerating our investment in innovation and digitalization.

In closing I would like to thank you, our shareholders, for your support through 2020 and for your continuing support as we look forward to a future in which we continue to generate progressive returns and long-term value.

Suzanne Heywood
CHAIR

(1) This guidance is prepared under U.S. GAAP.
(2) Net sales reflecting the exchange rate of 1.20 EUR/USD.

Letter from the Chair 8

BOARD REPORT
PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
CNH Industrial N.V. (“CNH Industrial”) is incorporated under the laws of the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Annual Report, the terms “CNH Industrial”, “we”, “us”, and “our”, refer to CNH Industrial N.V. together with its consolidated subsidiaries.
CNH Industrial presents its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”).
CNH Industrial reports quarterly and annual financial results both under accounting standards generally accepted in the United States (“U.S. GAAP”) for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Consolidated Financial Statements. Financial statements under both sets of accounting principles use the U.S. dollar as the presentation currency. CNH Industrial reports its operations under five segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain, and Financial Services. The activities carried out by Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
We have prepared our annual consolidated financial statements presented in this Annual Report in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code. Our consolidated financial statements are prepared with the U.S. dollar as the presentation currency and, unless otherwise indicated, all financial data set forth in this Annual Report are expressed in U.S. dollars.
Certain financial information in this report has been presented by geographic region. Our geographic regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
▪North America: United States, Canada and Mexico;
▪Europe: member countries of the European Union, European Free Trade Association, Ukraine and Balkans;
▪South America: Central and South America, and the Caribbean Islands; and
▪Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and the African continent and Middle East.
Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined as: Europe (the 27 countries where our Commercial Vehicles business competes, excluding the United Kingdom and Ireland, for market share and total industry volume (“TIV”) reporting purposes), South America (Brazil, Argentina and Venezuela) and Rest of World (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Board Report Presentation of Financial and Certain Other Information 9

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT AND LONG-TERM VALUE CREATION
CNH Industrial is committed to a better future, integrating sustainability in its day-to-day activities and involving all employees. The full integration of environmental and social considerations with economic objectives enables the Group to identify potential risks and seize additional development opportunities, resulting in a process of continuous, and sustainable, improvement that creates value over the long-term.
As evidence of this, CNH Industrial included strategic sustainability targets in its Strategic Business Plan that are in line with the Company’s priorities; these in turn are based on internal assessment and stakeholder engagement.
The priorities and targets are aligned with the six UN Sustainable Development Goals ("SDGs") most relevant to CNH Industrial:
▪SDG 2: Zero hunger - end hunger, achieve food security and improved nutrition, and promote sustainable agriculture;
▪SDG 3: Good health and well-being - ensure healthy lives and promote wellbeing for all at all ages;
▪SDG 8: Decent work and economic growth - promote sustained, inclusive, and sustainable economic growth, full and productive employment, and decent work for all;
▪SDG 10: Reduced inequalities - reduce inequality within and among countries;
▪SDG 12: Responsible consumption and production - ensure sustainable consumption and production patterns;
▪SDG 13: Climate action - take urgent action to combat climate change and its impacts.
These SDGs will inspire CNH Industrial’s future endeavors in terms of sustainability targets, practices, and projects.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 10

The targets were incorporated into the Sustainability Plan, which expresses CNH Industrial’s commitment to contribute to development in harmony with people and the environment. The Sustainability Plan, which also includes short-term targets, is updated annually to report the progress of existing projects and establish new targets to ensure continuous improvement, essential for long-term growth and value creation.
The Sustainability Model facilitates the identification of aspirational goals and strategic sustainability targets. The Model illustrates the relationship between CNH Industrial and the external drivers that affect its business (or have the potential to do so) and provides an overview of how the Group is structured to deal with and manage them. These external drivers are the variables that continuously feed, guide, and steer the internal mechanisms of CNH Industrial. They consist of global challenges, industry megatrends, customer needs, and the regulatory framework.
Global challenges(1) are long-term global changes affecting governments, economies, and societies. They reflect ongoing changes across the globe and emerging social needs. Industry megatrends are those megatrends that we believe will specifically impact our industries over the coming years. Customer needs identify customer priorities and demand for products and services. The regulatory framework fosters continuous improvement through legislation, regulation, and industry standards.

(1) The global challenges selected by CNH Industrial are: climate change; food scarcity and food security; and the innovative and digital world.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 11

INDUSTRY MEGATRENDS
DIGITALIZATION
AUTOMATION
SERVITIZATION
ALTERNATIVE PROPULSION
GLOBAL CHALLENGES
CUSTOMER NEEDS
REGULATORY FRAMEWORK
CORPORATE PURPOSE AND VISION
SEGMENT MISSIONS
STRATEGIC PLANNING
GOVERNANCE
RISK MANAGEMENT
COMMUNICATION
PROCESSES & APPLICATIONS
PRODUCTS & INNOVATION
BEHAVIORS & ENGAGEMENT
INTEGRATION INTO THE VALUE CHAIN
SUSTAINABLE VALUE FOR STAKEHOLDERS
CORPORATE VALUES

CNH Industrial responds to these external drivers with a shared corporate purpose, defined as Powering Sustainable Transformation, and an individual purpose for each segment, consistent across the Group and viable over the medium-to-long term, as well as with a set of values that lie at the core of CNH Industrial’s day-to-day activities.
CNH Industrial's purpose and values are implemented through:
▪strategic planning, including medium-to-long term targets;
▪a system of principles, rules, and procedures in which roles and responsibilities are clearly defined; and
▪a process that anticipates and manages current and future economic, environmental, and social risks and opportunities.
Moving closer to the core of the Model, the emphasis shifts from strategy and governance to the operational aspects of the Group. These consist of processes and applications such as manufacturing and logistics, product development and innovation, and employee behavior and stakeholder engagement, all of which must be integrated into the entire value chain to achieve CNH Industrial’s core objective: the creation of sustainable, long-term value for all stakeholders.
Sustainability is a core element of CNH Industrial’s Corporate Governance, with senior management playing a direct and active role. The Governance and Sustainability Committee (the "Governance and Sustainability Committee") of the Board of Directors ("Board") is responsible for, among other things, assisting the Board in: monitoring and evaluating reports on CNH Industrial’s sustainable development policies and practices, management standards, strategy, global performance and governance; reviewing, assessing, and making recommendations on strategic sustainability guidelines, including occupational health and safety and climate-related issues; and reviewing the Company’s annual Sustainability Report(2).

(2) The 2020 Sustainability Report will be made available on the Company’s website as of April 15, 2021, the day of the 2020 Annual General Meeting of Shareholders.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 12

CNH Industrial has established an organizational structure made up of global and regional sustainability committees and the Sustainability Team in order to optimize the management of sustainability aspects within the Group.
The Sustainability Steering Committee (“SSC”) is a committee of the Senior Leadership Team ("SLT", formerly Global Executive Committee, "GEC"), and is responsible for identifying sustainability strategies, integrating them with business needs, adopting a medium-to-long term vision, and providing a forum for communication and benchmarking among the geographic areas.
The SSC is chaired by the Chief Sustainability Officer ("CSO"), who is also the Chief Financial Officer, and is coordinated by the Sustainability Unit. The permanent members of the committee are: the Operating Segments’ Leaders together with the Chief Strategy, Talent, ICT and Digital Officer, Chief Technology Officer, Chief Supply Chain Officer, General Manager Aftermarket Solutions, General Managers High Growth Markets, General Manager North America and the leaders of the following functions: Corporate Communications, Legal, Compliance, Internal Audit, Corporate Control & Accounting, and Sustainability.
The Sustainability Team is a network of experts responsible for incorporating sustainability criteria more effectively into Company strategy and for ensuring the necessary support for sustainability planning and reporting. The Sustainability Team is overseen by the CSO and comprises personnel with global expertise (the Sustainability Unit and twenty-five Sustainability Points of Reference), as well as the Global Social Initiatives team, composed of the representatives for local community initiatives.
CNH Industrial's sustainability management system consists of the following tools:
▪the Code of Conduct, approved by the Board of Directors, and related policies that set out the Company’s approach to key topics;
▪a set of policies to manage specific issues, as well as the Human Capital Management Guidelines, Green Logistics Principles, and the Supplier Code of Conduct;
▪the materiality analysis, which defines social and environmental priorities;
▪stakeholder engagement on material topics;
▪a set of approximately 200 sustainability-related Key Performance Indicators, designed to provide comprehensive coverage of all the key environmental, social, and governance aspects, in line with the GRI Sustainability Reporting Standards ("GRI Standards") and the Sustainability Accounting Standards (“SASB Standards”) and those of the major sustainability rating agencies;
▪the Sustainability Plan, also including the strategic sustainability targets, which identifies action priorities and tracks commitments undertaken; and
▪the annual Sustainability Report, which discloses the Company’s sustainability performance.
The Sustainability Report, prepared on a voluntary basis and in line with GRI Standards and SASB Standards, integrates the economic aspects described herein with a comprehensive view of the environmental and social performance of CNH Industrial’s operations.
Materiality analysis
The materiality analysis is a tool that CNH Industrial uses to ensure close alignment between the material topics identified and the Company's business decisions, increasingly integrating sustainability principles into the Company's daily activities. According to this approach, topics are considered material if they reflect CNH Industrial’s economic, environmental, and social impact, or influence the decisions of stakeholders.
In the past five years, the material topics have been evaluated through stakeholder engagement to assess:
▪their relevance to CNH Industrial, based on feedback from the SSC members (feedback updated in 2019);
▪their relevance to stakeholders, based on feedback from a sample of 2,013 stakeholders (79 in 2020) including employees, customers, dealers, opinion leaders, public institutions, non-governmental organizations, investors, and journalists.
CNH Industrial managers and stakeholders were engaged through an online survey or direct interviews. They were asked to evaluate the 14 material topics identified, ranking the five most significant based on their impact on the economy, the environment, and society.
CNH Industrial's Materiality Matrix reflects how frequently each material topic was selected. It was shared with the SLT members, reviewed by the SSC, and reviewed and approved by the Chief Executive Officer ("CEO"). The final phase involved third party assurance of compliance, in which the Matrix development process was audited by an independent company.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 13

In 2020, CNH Industrial performed a specific analysis in order to identify the link between the SDGs most relevant to the business (the 6 SDGs aligned with the commitments stated in the Sustainability Plan) and the 14 material topics. A circle's size in the matrix reflects the degree to which the corresponding topic matches an SDG.

The Materiality Matrix confirms the greater significance of business-related aspects, in line with the sustainability priorities defined within CNH Industrial's Strategic Business Plan. Specifically, from a circular economy perspective, the material topic Circular product life cycle was considered, both within and outside the Company, as one of the most relevant to CNH Industrial, highlighting the importance of adopting alternative solutions that minimize the impact of a product’s life cycle. CO2 and other air emissions was also one of the most relevant topics, considering not only the impact of manufacturing processes, but also of the entire value chain (logistics, supply chain, and product use). Even the topic Occupational health and safety ranked among the most relevant to both the Company and its stakeholders, highlighting the importance of an approach based on effective preventive and protective measures that involves all employees.
CNH Industrial’s materiality analysis employs a multi-year approach. The Materiality Matrix is updated annually to incorporate changes in stakeholder perceptions and any new aspect that may become significant for the Company or its stakeholders.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 14

Topic	Reference
PRODUCT & INNOVATION
Circular Product life cycle	Business Overview/Industry Overview
Autonomous vehicles	Business Overview/Industry Overview
Connectivity	Business Overview/Industry Overview
Self-sustaining food systems	Business Overview/Industry Overview
Trade, regulations, and public debate	Business Overview/Industry Overview
BEHAVIORS & ENGAGEMENT
Occupational health and safety	Human Resources/Employees
Local community engagement	Corporate Governance/Community Relations
Value chain management	Business Overview/Suppliers
Employee engagement	Human Resources/Employees
Digital workplaces	N.A.
PROCESSES & APPLICATIONS
CO2 and other air emissions	Business Overview/Plants and Manufacturing Processes
Renewable energy	Business Overview/Plants and Manufacturing Processes
Water and waste efficiency	Business Overview/Plants and Manufacturing Processes
Innovation-to-zero	Business Overview/Plants and Manufacturing Processes; Human Resources/Employees
Taskforce on Climate-related Financial Disclosures
CNH Industrial is committed to climate change mitigation and aims for full transparency in its management of climate-related risks and opportunities through the disclosures provided in this section, in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). The following section contains four thematic areas showing how the Company is addressing climate-change risks and opportunities: Governance, Strategy, Risk Management, and Metrics and Targets. For further details, please see the TCFD correspondence table at the end of this section.
Governance
The highest responsibility for defining and implementing the strategy of CNH Industrial is assigned to the Board of Directors. The Governance and Sustainability Committee of the Board of Directors is responsible, among other things, for assisting the Board in reviewing and guiding the strategy and risk management policies related to climate change. Moreover, the Committee is responsible for monitoring the implementation of the measures to meet climate change targets, such as CO2 emissions and energy efficiency. The Committee meets quarterly and, at least twice per year, the Chief Sustainability Officer updates the Governance and Sustainability Committee on the progress of CO2 emissions reduction and energy efficiency in manufacturing and logistic processes, as well as for suppliers.
At the management level, the highest responsibility for initiatives focusing on energy efficiency and on the management of CO2 emissions at CNH Industrial lies with the Senior Leadership Team (“SLT”).
SLT members are also members of the Sustainability Steering Committee (“SSC”), together with the leaders of the following functions: Corporate Communications, Legal, Compliance, Internal Audit, and Corporate Control & Accounting and Sustainability. The SSC is responsible for defining sustainability strategy and for integrating sustainability aspects into operating processes, and is chaired by the Chief Sustainability Officer.
The operating segments of the Company are fully responsible for the global growth and performance of their respective businesses, thereby increasing focus and accountability. For this reason, the different segments have nominated specific committees responsible for the implementation and monitoring of the Company’s strategy. Climate-change issues are regularly discussed by these committees to ensure responsible management of climate risks and to identify trends and opportunities, including potential impacts of new product development and new market considerations.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 15

Additionally, the Risk Management Center of Competence addresses all stages of pure risk(3) management, including risk identification, analysis, and treatment (including loss prevention).
To further align the management commitment to climate-change mitigation, part of the CEO’s and other SLT members’ remuneration is linked to the sustainability targets, such as the reduction of CO2 emissions per production unit. The remuneration of the management is reviewed and approved by the Compensation Committee of the Board of Directors. Objectives for business unit and energy managers are defined in the Sustainability Plan, which includes targets on energy consumption and on greenhouse gas (GHG) emissions reduction. Specific targets are set for every year (see 2020 Sustainability Report). Targets are included in the Performance Management Process.
Strategy
CNH Industrial’s strategy is framed within the Company’s purpose, defined as “Powering Sustainable Transformation”, which incorporates a set of values that lie at the core of the Company’s day-to-day activities and are intrinsically linked to its future business success. Specific to climate change, and as described further below, CNH Industrial has an established risk management process that includes the assessment and monitoring of climate-related risk. These assessments are used by the Company to identify not only risk exposure, but also opportunities, on which the Company’s climate change strategy is based. The identification of these climate-related risks and opportunities, along with the analysis of sustainability macrotrends, led to the definition of a decarbonization strategy, which in turn has been incorporated within, and regularly influences, the Company’s Strategic Business Plan. To further address the potential impacts of climate change, CNH Industrial has integrated relevant projects and a number of other specific climate-related topics within its Sustainability Plan and has defined long-term strategic targets that will further drive key business strategies.
Climate-related risks and opportunities are embedded within CNH Industrial’s strategy to ensure resiliency of its business model in light of shifting global challenges. The Company has established specific functions and structures within its respective operating segments to monitor the relevant emerging policies and regulatory developments at local and global level (especially in Europe, where regulatory pressure is more significant). Resulting analyses are incorporated within the Company strategy to ensure full compliance with applicable laws. The shift in consumer preferences and demand toward sustainable transport solutions, driven by both an increase in climate-related awareness and strong stimulus coming from regulators, may result in potential risks for manufacturers that must adapt to the evolving market. To counter this, CNH Industrial applies these evolutions in the development of its product portfolio to steer the focus of research and development toward sustainable technologies (e.g. “green” fuels, electric and hydrogen propulsion technologies, digitalization and related intelligent capabilities that include precision farming and smart water management, etc.). The Company also takes advantage of collaboration with strategic business partners, startups, and external expertise in the emerging technology sector.
To ensure the timely delivery of its strategy, the Company has established specific targets linked to the environmental performance of its manufacturing processes, logistics, and product portfolio, as outlined in the section Metrics and Targets below.
CNH Industrial, as part of its gradual alignment process to the recommendations of the TCFD, will implement the recommended scenario analysis in the coming years and will set scientific, research-based targets accordingly. In the meantime, CNH Industrial developed a scenario analysis which led to the identification of the Internal Price of Carbon (“IPoC”), an indicator that enables it to prioritize energy-saving projects based on their ability to generate the greatest reduction in CO2 emissions. The IPoC is used as a decision-making tool whenever an initiative is presented to the Company’s Investment Committee.

(3) Pure risks are risks resulting from natural causes or accidental or malicious acts (fires, explosions, floods, etc.) that may result not only in damage to goods or facilities, but also in the short or long-term interruption of operations.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 16

Risk Management
Enterprise Risk Management
Risk management is an important component of CNH Industrial’s overall culture and is integral to the achievement of its long-term business plan. Accordingly, the Company’s Enterprise Risk Management (“ERM”) process has been designed to assist in the identification, evaluation, and prioritization of business risks, followed by a coordinated and balanced application of resources to minimize, monitor, and control the probability or impact of adverse events or to maximize the realization of opportunities.
The ERM process is linked to the Company’s Sustainability Program and its strategic sustainability targets and aspirational goals, including those related to climate change, which are articulated in the Company’s Strategic Business Plan.
For 2020, the effects of climate change represent a key emerging risk to CNH Industrial and, as referenced above, examples of the Company’s related mitigation actions include investments in technology as part of its decarbonization strategy, the effort to reduce energy consumption in manufacturing processes, and the flood risk re-engineering project.
More details on CNH Industrial’s enterprise risk management process, including its risk appetite for individual risk categories, can be found in the Risk Management and Control System section of this Report.
Pure Risk Management
In order to strengthen sustainability and resilience within CNH Industrial, the Company also works to develop and launch forward-looking solutions to better understand the impacts of natural hazards and to respond accordingly. The ability to assess the losses and costs associated with natural hazards is essential for better decision making on hazard-mitigation investments and planning.
CNH Industrial’s Risk Management function has developed an innovative risk management methodology in collaboration with the Company’s EHS (Environment Health & Safety) departments, a major international consultancy and certification firm, and an insurance partner. This methodology has enabled CNH Industrial to: (i) obtain objective, quantified knowledge of insurable environmental exposures; (ii) improve risk profiles according to the segments’ EHS strategies; (iii) identify and clearly communicate priorities and benefits; (iv) effectively inform the insurance market about the loss prevention activities in place to prevent or mitigate potential environmental losses; (v) obtain adequate environmental insurance coverage, commensurate with risk exposures and current loss prevention activities; (vi) carry out prevention activities in line with Company strategies. These activities provided the basis for the development of the Company’s first environmental maps, which quantify the overall level of risk using a scientific, certified self-assessment tool. The results were presented to the insurance market as evidence that CNH Industrial’s environmental risks are known, well-quantified, and properly managed. The results also led to comprehensive global insurance coverage. A similar approach is being followed for earthquake and flood risks.
Metrics and targets
CNH Industrial has developed various indicators and tools to assess its contribution, exposure, and resilience to climate change. Annually, the Company reports its climate change impacts and performance according to the requirements of the GRI Standards in its Sustainability Report. CO2 emissions are calculated according to the Greenhouse Gas Protocol (GHG Protocol), incorporated into Company Guidelines.

METRICS	2020	2019	2018
Plants in scope	57	57	57
Direct energy consumption from renewable sources (GJ/000)	2	14	7
Direct energy consumption from non-renewable sources (GJ/000)	2,726	3,095	3,301
Total direct energy consumption (GJ/000)	2,728	3,109	3,308
Total indirect energy consumption from renewable sources (GJ/000)	1,680	1,943	2,044
Total indirect energy consumption from non-renewable sources (GJ/000)	1,182	1,301	1,486
Total indirect energy consumption (GJ/000)	2,862	3,244	3,530
Direct CO2 emissions (Scope 1) (Mtons/000)	151	171	184
Indirect CO2 emissions (Scope 2 – market-based) (Mtons/000)	133	157	195
Indirect CO2 emissions (Scope 2 – location-based) (Mtons/000)	236	309	312
Total CO2 emissions (Scope 1 and Scope 2 – market-based) (Mtons/000)	284	328	379

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 17

Based on the climate-related risks and opportunities identified, CNH Industrial sets targets, included in its Sustainability Plan, to reduce emissions and increase energy efficiency:

TARGETS	REFERENCE PERIOD	2020 RESULTS
Monitoring of CO2 emissions of 100% of key suppliers	2022	56.0%
'-20%vs 2014 in kg of CO2 emissions per ton of goods transported (including spare parts)	2024	-20.8%
25% of product portfolio available with natural gas powertrains	2024	20.0%
-30% vs 2014 in energy consumption per production unit at Company plants worldwide	2030	-26.1%
'-60% vs 2014 in CO2 emissions per production unit at Company plants worldwide (2024 target: -50% vs 2014 in CO2 emissions per production unit)	2030	-48.4%
90% of total electricity consumption derived from renewable sources (2024 target: 80% of total electricity consumption derived from renewable sources)	2030	72.0%

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 18

TCFD correspondence table

Thematic area	Recommended TCFD disclosures	Reference
Governance Disclose the organization’s governance around climate-related risks and opportunities.	a) Describe the board’s oversight of climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and Long-term Value Creation; Corporate Governance/Board of Directors; the Governance and Sustainability Committee
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

b) Describe management’s role in assessing and managing climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and Long-term Value Creation
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
▪ Annual Report: Business Overview/Industry Overview; Risk Management and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy/Management; Purchasing Processes; Sustainable Products

Risk Management Disclose how the organization identifies, assesses, and manages climate-related risks.	a) Describe the organization’s processes for identifying and assessing climate-related risks.	▪ Annual Report: Risk Management and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
b) Describe the organization’s processes for managing climate-related risks.
▪ Annual Report: Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities
▪ Sustainability Report: Our Governance Model/Risk management; Manufacturing Processes/Energy Management; Purchasing Processes; Sustainable Products

	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	▪ Annual Report: Risk Management and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
Metrics & targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

c) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy performance

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 19

As further evidence of its commitment to promote sustainable development and to mitigate climate change, the Company endorsed two of the commitments promoted by the CDP(1) through its Commit to Action campaign during the UN Climate Change Conference (COP21) held in Paris in December 2015. CNH Industrial committed to (i) produce and use climate change information in mainstream corporate reports out of a sense of fiduciary and social responsibility, and (ii) engage in national and international debates to contribute to reducing greenhouse gas emissions. In response to the first commitment, some information required by the Climate Change Reporting Framework of the Climate Disclosure Standards Board (CDSB) is included in this Annual Report. Regarding the second commitment, CNH Industrial also implemented the Guide for Responsible Corporate Engagement in Climate Policy, providing for the internal monitoring of Company activities with repercussions for climate-related policies.

Methodologies
This Non-Financial Statement addresses the requirements of the Dutch Decree dated March 14, 2017 on Non-Financial Information, that implemented the Directive 2014/95/EU into Dutch law and this Non-Financial Statement is based on the GRI Sustainability Reporting Standards ("GRI Standards") and the Sustainability Accounting Standards (“SASB Standards”).
Defining the contents of this Annual Report is a process based on principles of materiality, stakeholder inclusiveness, sustainability context, and completeness. Ensuring the quality of information concerns principles of balance, comparability, accuracy, timeliness, clarity, and reliability.
Environmental and social issues included in the Annual Report were selected on the basis of the materiality analysis and focus on key phases in the product life cycle. For further information on CNH Industrial's commitment to sustainable development, see the 2020 Sustainability Report.
The contents related to the different requirements stated in the Dutch Decree are included in this Annual Report in different sections. The table below shows the internal references where to find the information for each requirement.

(1) CDP is the international non-profit organization that provides the only global system for companies and cities to measure, disclose, manage, and share essential environmental information.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 20

EU Directive Non-Financial Information and Diversity information reference table

Topic	Subtopic	Included (yes/no)	Reference
Business model		Yes	Business Overview; Our Commitment to Sustainable Development and Long-term Value Creation; Corporate Governance/Code of Conduct
Relevant social and personnel matters (e.g. HR, safety etc.)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Human Resources/Employees; Business Overview/Suppliers
	How risks are managed.	Yes	Risk Management and Control System; Human Resources/Employees; Business Overview/Suppliers
	Non-financial key performance indicators.	Yes	Human Resources/Employees; Business Overview/Suppliers
Relevant Environmental matters (e.g. climate-related impacts)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
	How risks are managed.	Yes	Risk Management and Control System; Business Overview/Plants and Manufacturing Processes
	Non-financial key performance indicators.	Yes	Business Overview/Plants and Manufacturing Processes
Relevant matters with respect for human rights (e.g. labour protection)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Corporate Governance/Respect for Human Rights
	How risks are managed.	Yes	Risk Management and Control System; Corporate Governance/Respect for Human Rights
	Non-financial key performance indicators.	Yes	Corporate Governance/Respect for Human Rights
Relevant matters with respect to anti-corruption and bribery	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	Principle risks in own operations and within value chain.	Yes	Risk Management and Control System; Corporate Governance/Anti-Corruption and Bribery
	How risks are managed.	Yes	Risk Management and Control System; Corporate Governance/Anti-Corruption and Bribery
	Non-financial key performance indicators.	Yes	Corporate Governance/Anti-Corruption and Bribery
Insight into the diversity (executive board and the supervisory board)	A description of the policies pursued.	Yes	Corporate Governance/Board of Directors
	Diversity targets	No	Corporate Governance/Board of Directors
	Description of how the policy is implemented	Yes	Corporate Governance/Board of Directors
	Results of the diversity policy	Yes	Corporate Governance/Board of Directors

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 21

SASB INDEX

TOPIC	SASB CODE	METRIC	UNIT OF MEASURE	RESPONSE COMMENT
Activity	RT-IG-000.A	Number of units produced by product category	Number	Agriculture 171,000 Construction 32,000 Commercial & Specialty Vehicles 118,000 Powertrain 673,000
	RT-IG-000.B	Number of Employees	Number	64,016
Energy Management	RT-IG-130a.1	(1) total energy consumed	Gigajoules (GJ)	5,591,005
		(2) percentage grid electricity	%	40
		(3) percentage renewable	%	30
Employee Health and Safety	RT-IG-320a.1	(1) total recordable incident rate (TRIR)	Rate	0.369
		(2) fatality rate	Rate	0.002
		(3) near miss frequency rate (NMFR)	Rate	5.685
Fuel Economy & Emissions in Use-Phase	RT-IG-410a.1	Sales-weighted fleet fuel efficiency for medium- and heavy-duty vehicles	Gallons per 1,000 ton-miles	(1)
	RT-IG-410a.2	Sales-weighted fuel efficiency for non-road equipment	Gallons per hour
	RT-IG-410a.3	Sales-weighted fuel efficiency for stationary generators	Watts per hour
	RT-IG-410a.4	Sales-weighted emissions of:	Grams per kilowatt-hour
		(1) nitrogen oxides (NOx) and
		(2) particulate matter (PM) for:
		(a) marine diesel engines,
		(b) locomotive diesel engines,
		(c) on-road medium- and heavy-duty engines, and
		(d) other non-road diesel engines
Materials Sourcing	RT-IG-440a.1	Description of the management of risks associated with the use of critical materials	n/a	CNH Industrial’s products are highly complex, typically containing thousands of parts that come from many different direct suppliers within the Company’s vast global supply network. This means that the Company must rely on its direct suppliers to work with their upstream supply chain to detect the presence and evaluate the origin of any critical substances contained in components or materials it purchases. The Company has adopted policies, programs, and procedures to manage risks related to material sourcing and to promote responsible sourcing, particularly with regard to tin, tantalum, tungsten, and gold (referred to as conflict minerals or 3TG), as well as cobalt (see Suppliers section).
Remanufacturing Design & Services	RT-IG-440b.1	Revenue from remanufactured products and remanufacturing services	%(2)	8.2% spare parts’ net sales from remanufactured components

(1) Given the diversity of its products, the Company is currently identifying a methodology for the calculation of sales-weighted fuel efficiency and emissions data.
(2) The unit of measure was reported as a percentage of net sales to bring it into line with the internal calculation used for this metric.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 22

Presence in Sustainability Indexes
Inclusion in sustainability indexes, and the ratings received from specialized sector-specific agencies, further reflect the robustness of CNH Industrial’s commitment to sustainability. In 2020, the Company was reconfirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the tenth consecutive year, receiving a score of 89/100. Still in 2020, CNH Industrial was included in the prestigious A List for of the CDP Climate Change program, in recognition of its actions to optimize energy consumption, reduce CO2 emissions, and mitigate the business risks of climate change. It also scored A- in the CDP Water Security program, won the SAM Gold Class Sustainability Award 2021, and was awarded ISS ESG Prime status.
As at December 31, 2020, CNH Industrial was included in the following indexes: Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, ECPI Global Agriculture Liquid Equity, ECPI World ESG Equity, ECPI Euro ESG Equity, ECPI Global Developed ESG Best-in-Class, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Governance Leaders Index, STOXX Global ESG Impact Index, STOXX Global Low Carbon Footprint Index, STOXX Global Reported Low Carbon Index(1), Refinitiv Diversity & Inclusion Index, and Integrated Governance Index (IGI). Furthermore, in 2020, CNH Industrial received an MSCI ESG(2) Rating of AAA and was a responder to the 2020 Workforce Disclosure Initiative (WDI).

Member of
Dow Jones
Sustainability Indices
Powered by the S&P Global CSA

CDP
DISCLOSURE INSIGHT ACTION
A LIST
2020
CLIMATE

CDP
SUPPLIER
ENGAGEMENT
LEADER
2020

INTEGRATED
GOVERNANCE
INDEX

STOXX
Member 2020/2021
ESG Leaders
Indices

MSCI
ESG RATINGS
AAA
CCC | B | BB | BBB | A | AA | AAA

EURONEXT
INDICES EUROPE120
V.E
VIGEO.EIRIS

EURONEXT
INDICES EUROZONE120
V.E
VIGEO.EIRIS

ECPI
Sense in
sustainability

Sustainability Award
Gold Class 2021
S&P Global

Corporate ESG
Performance
Prime
RATED BY
ISS ESG

REFINITIV
TOP 100 COMPANY 2020
Diversity and Inclusion Index

(1) Those listed are the main global STOXX indexes in which CNH Industrial is included.
(2) The use by CNH Industrial of any MSCI ESG Research LLC or its affiliates’ (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of CNH Industrial by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Board Report Our Commitment to Sustainable Development and Long-term Value Creation 23

REPORT ON OPERATIONS
SELECTED FINANCIAL DATA

($ million)	2020	2019(*)	2018(**)	2017(***)	2016(****)
Net revenues	25,984	28,024	29,736	27,624	25,328
Profit/(loss) before taxes	(750)	1,208	1,914	740	(28)
Profit/(loss)	(695)	906	1,399	456	(371)
Attributable to:
Owners of the parent	(750)	874	1,368	439	(373)
Non-controlling interests	55	32	31	17	2
Basic earnings/(loss) per common share ($)	(0.55)	0.65	1.01	0.32	(0.27)
Diluted earnings/(loss) per common share ($)	(0.55)	0.65	1.01	0.32	(0.27)
Investments in tangible and intangible assets	848	1,063	1,033	896	874
of which: capitalized R&D costs	364	426	455	404	372
R&D expenditure(1)	950	1,050	1,080	986	891
Total Assets	50,556	49,182	48,650	50,798	47,834
Total Equity	6,735	7,863	7,472	6,684	6,634
Equity attributable to owners of the parent	6,651	7,819	7,443	6,671	6,623
(*)    Effective January 1, 2019, CNH Industrial has adopted the IFRS 16 – Leases using the modified retrospective approach, without recasting prior periods.
(**)    Effective January 1, 2018, CNH Industrial adopted IFRS 15 – Revenue from Contracts with Customers using the full retrospective approach. On the same date, CNH Industrial adopted IFRS 9 – Financial Instruments retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods.
(***)    2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated standard for revenue recognition (IFRS 15).
(****)    As previously reported.
(1)    Includes capitalized development costs and research and development (“R&D”) costs charged directly to the income statement.

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RISK FACTORS
The following risks should be considered in conjunction with the other risks described in the Disclaimer, Risk Management and Control System section and Notes to the Consolidated Financial Statements. These risks may affect our trading results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Disclaimer. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. For the 2020 financial statements contained in this Annual Report, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
COVID-19 RISKS
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity
COVID-19 was first identified in late 2019, spread globally and was declared a global pandemic by the World Health Organization in March 2020. The rapid spread of the virus has had a material, dramatic, and almost immediate impact on public health and has led governments around the world to implement numerous measures to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. Travel bans, border closures, restrictions or disruption of transportation, port closures, quarantines, shelter in place orders and other restrictions on the free movement of people and goods, and the introduction of social distancing measures in our facilities have impacted, and may further impact, our future ability to operate as well as the ability of our suppliers and distributors to operate. Any future closing of manufacturing facilities due to government mandates, insufficient staffing, weaker demand, or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, and/or liquidity. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the virus, and our ability to perform critical functions could be harmed.
Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in our risk factor “A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability”.
From an economic perspective, COVID-19 has led to a global recession and there is no certainty regarding when an economic recovery may occur. The COVID-19 pandemic has also significantly increased economic and demand uncertainty and has led to disruption in our supply chain and volatility in demand for our products and in global capital markets. The COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner.
The extent to which the COVID-19 pandemic will impact our business, financial condition, results of operations and/or liquidity will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of COVID-19. There have been instances of re-imposed local lockdowns where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been deployed. Recently, in response to a rapid acceleration of infections, the governments of several European countries including France, Germany, Italy and the United Kingdom have started re-imposing increasingly stringent public health measures. Uncertainties also include: disruptions in the supply chain and a prolonged delay in resumption of operations by one or more key suppliers, or the failure of key suppliers; our ability to meet commitments to our customers on a timely basis as a result of increased costs and supply challenges; the ability to receive goods on a timely basis and at anticipated costs; increased logistics costs; delays in our strategic initiatives as a result of the uncertain environment; possible legal claims related to personal protective equipment provided by us or alleged exposure to COVID-19 on our premises; absence of employees due to illness; the impact of the pandemic on our customers and dealers, and delays in their plans to purchase new equipment; requests by our customers or dealers for, or government mandated, payment

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deferrals and contract modifications; the impact of disruptions in the global capital markets and/or declines in our financial performance, outlook or credit ratings, which could impact our ability to obtain funding in the future; and the impact of the pandemic on demand for our products and services as discussed above. In addition, the ultimate impact of the COVID-19 pandemic will also depend on any new information which may emerge concerning the severity of the COVID-19 pandemic, how quickly normal economic conditions and operations can resume, the severity and duration of the current recession, and any additional actions to contain the spread or mitigate the impact of the virus, whether government-mandated or elected by us. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this Annual Report.
STRATEGIC RISKS
Global economic conditions impact our businesses
Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates, the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries and regions in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.
Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In a weaker economic environment, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, uncertainties following the withdrawal of the United Kingdom from the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with persistent disparity with respect to the widely varying economic conditions amongst the individual countries of the European Union, and their implications for the euro as well as market perceptions concerning these and related issues, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. It is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt. If there is continued deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected. As discussed under risks related to the COVID Pandemic “The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity”, the COVID-19 pandemic caused a global recession and significantly increased economic and demand uncertainty.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business
We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:
▪changes in laws, regulations and policies that affect, among other things:
◦import and export duties and quotas;
◦currency restrictions;
◦the design, manufacture and sale of our products, including, for example, engine emissions regulations;
◦interest rates and the availability of credit to our dealers and customers;
◦property, contract rights and intellectual property;

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◦where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and
◦taxes;
▪regulations from changing world organization initiatives and agreements;
▪changes in the dynamics of the industries and markets in which we operate;
▪labor disruptions;
▪disruption in the supply of raw materials and components (e.g. as a result of pandemics), including rare materials (the latter might be more easily the target of sudden cost increases due to a variety of factors, including speculative measures or unforeseen political changes);
▪changes in governmental debt relief and subsidy program policies in certain significant markets, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;
▪withdrawal from or changes to trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs on certain countries or covering certain products or raw materials or embargoes, including developments in U.S.-China trade relations; and
▪war, civil unrest and acts of terrorism.
In recent years, acts of terrorism have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist and nationalist political movements in several major developed countries, changes in or uncertainty surrounding global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.
Reduced demand for equipment would reduce our sales and profitability
The agricultural equipment market is influenced by factors such as:
▪the price of agricultural commodities and the ability to competitively export agricultural commodities;
▪the profitability of agricultural enterprises, farmers’ income and their capitalization;
▪the demand for food products;
▪the availability of stocks from previous harvests; and
▪agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations, policies impacting commodity prices or limiting the export or import of commodities, and alternative fuel mandates.
In addition, droughts, floods and other unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.
The construction equipment market is influenced by factors such as:
▪public infrastructure spending;
▪new residential and non-residential construction; and
▪capital spending in oil and gas and, to a lesser extent, in mining.
The commercial vehicles market is influenced by factors such as:
▪changes in global market conditions, including interest rates;
▪changes in business investment, including timing of fleet renewals;
▪overall business activity levels and their impact on industrial supply chains;
▪changes in emission, environmental and traffic regulation; and
▪public infrastructure spending.
The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results. Additionally, demand for our products is influenced by

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engine emissions and other applicable legal requirements, as well as the effective date of such requirements. If demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including lower fixed costs absorption associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or if we are unable to adjust on a timely basis our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations.
Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations
We operate in highly competitive global and regional markets. Depending on the particular country and product, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit, or even at a loss, to compete with certain of our product and service offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service, and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend toward consolidation in the truck and construction equipment industries that has resulted in larger and potentially stronger competitors in those industries. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
Changes in government monetary or fiscal policies may negatively impact our results
Most countries where our products and services are sold have established central banks to regulate monetary systems and influence economic activities, generally by adjusting interest rates. Some governments may implement measures designed to slow economic growth in their countries (e.g. higher interest rates, reduced bank lending and other anti-inflation measures). Rising interest rates could have a dampening effect on the overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect demand for our products and our customers’ ability to repay obligations to us. Central banks and other policy arms of many countries may take further actions to vary the amount of liquidity and credit available in an economy. The impact from a change in liquidity and credit policies could negatively affect the customers and markets we serve or our suppliers, which could adversely impact our business, results of operations and financial condition. Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can significantly influence the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition. As noted above, it is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products
Our success depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. We have a strategic plan covering investments in innovation designed to further develop existing, and create new, product and service offerings responsive to customer needs, including developing and delivering connected and digital solutions, automation, electrification and autonomy. Achievement of these objectives is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to produce products that meet our customers’ quality, performance and price expectations, our ability to develop connected and digital solutions that improve the profitability and sustainability of customers through their production systems, our ability to develop effective sales, dealer training and marketing programs, and the ability of our dealers to support and service connected and digital solutions. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced revenue and market share, which could have a material adverse effect on our business, results of operations and financial condition.

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We may not realize all of the anticipated benefits from our business simplification initiatives, the anticipated spin-off of our On-Highway (commercial and specialty vehicles and powertrain) business and cost management initiatives
As part of our strategic plan, we are actively engaged in a number of initiatives to simplify our business and increase our productivity, efficiency and cash flow, all of which we expect will have a positive long-term effect on our business, results of operations and financial condition. These initiatives include the announced spin-off of our On-Highway business and our simplification process related to our product portfolio. There can be no assurance that these initiatives or others will be beneficial to the extent anticipated, or that the estimated efficiency or cash flow improvements will be realized as anticipated or at all. If these initiatives are not implemented successfully, they could have an adverse effect on our operations. We also expect to take targeted restructuring actions as we continue to optimize our cost structure and improve the efficiency of our operations. In order to complete these actions, we will incur charges. Failure to realize anticipated savings or benefits from our cost reduction actions could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.
We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations
We have engaged in the past, and may engage in the future, in investments or mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:
▪technological and product synergies, economies of scale and cost reductions not occurring as expected;
▪unexpected liabilities;
▪incompatibility of operating, information or other systems;
▪unexpected changes in laws;
▪inability to retain key employees;
▪protecting intellectual property rights;
▪inability to source certain products or components (or the cost thereof);
▪significant costs associated with terminating or modifying alliances; and
▪problems in retaining customers and integrating operations, services, personnel, and customer bases.
If problems or issues were to arise among the parties to one or more strategic alliances or other relationships for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, results of operations and financial condition could be adversely affected.
Our business may be affected by climate change, unfavorable weather conditions or other calamities
Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield.
Temperatures outside normal ranges can cause crop failure or decreased yields and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms, droughts, diseases and pests can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.
In addition, natural disasters, pandemic illness, acts of terrorism or violence, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to, and complete or partial closure of, one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products and disruption and delay in the transport of our products to dealers and customers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.
Furthermore, the potentially long-term physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be driven by the circumstances developing in various geographical regions. These may include long-term changes in temperature and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.

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Changes in demand for food and alternate energy sources could impact our revenues
Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by a growing world population and government policies, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.
International trade policies may impact demand for our products and our competitive position
Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products, technology and services, impact the competitive position of our products or prevent us from being able to sell products to certain customers or in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.
OPERATIONAL RISKS
We depend on suppliers for raw materials, parts and components
We rely upon many suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Significant disruptions to the supply chain resulting from shortages of raw materials, components, and whole-goods can adversely affect our ability to meet customer demand. For example, during 2020, some of our operations were temporarily impacted by certain material or component shortages due to the impact of COVID-19 on our suppliers. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related, natural disaster, pandemics, cyber-attacks or other unforeseen events, could negatively impact our business, results of operations and financial condition.
We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The availability and price of these raw materials fluctuate, particularly during times of economic volatility or regulatory instability or in response to changes in tariffs, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.
Our existing operations and expansion plans in emerging markets could entail significant risks
Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide and, in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation, and sanction and export control requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as compared with products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions, and/or increase of public debt.
Dealer equipment sourcing and inventory management decisions could adversely affect our sales
We sell our products primarily through independent dealers and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and

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parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used equipment inventory. If our dealers’ inventory levels are higher than they desire, they may postpone product purchases from us, which could cause our sales to be lower than the end-user demand for our products and negatively impact our results. Similarly, our sales could be negatively impacted through the loss of time-sensitive sales if our dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, results of operations and financial condition.
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations
In the ordinary course of business, we are involved in litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, product performance, asbestos, personal injury, engine emissions and/or fuel economy regulatory and contract issues, and environmental claims. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition. Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see Note 27 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2020.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability
We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connectivity services with and among vehicles. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats (e.g. worms, viruses, malware, phishing attacks, ransomware, and other malicious threats) and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products. The foregoing risks are heightened in the current environment where a material percentage of our employees have been and continue to work from home due to the COVID-19 pandemic.
While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks, data, and products. Furthermore, third parties on which we rely, including internet, mobile communications technology and cloud service providers, could be sources of information security risk to us.
A failure or breach in security, whether of our systems and networks or those of third parties on which we rely, could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve, we may need to invest additional resources to protect the security of our systems and data. The

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amount or scope of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.
We face risks associated with our employment relationships
In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including repurposing, downsizing or closure of production facilities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to efficiently deploy personnel or implement permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the COVID-19 pandemic has resulted in material changes in how and where employees work. It is unclear whether and to what extent such changes in working will continue after the pandemic has subsided and the ability of the Company and its employees to adjust to a “new normal”.
Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel
Our ability to compete successfully, to manage our business effectively, to expand our business and to execute our strategic direction, in particular the implementation of our Strategic Business Plan, depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions and markets. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, skills, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and could adversely affect our business.
COMPLIANCE RISKS
We are subject to increasingly stringent environmental, health and safety laws that impose significant compliance costs
We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced air emissions, treatment of waste and water, and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on our products or operations, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position. Finally, recent public opinion backlash against diesel engine emissions might trigger or accelerate the adoption of policies severely restricting the use of diesel engines.
We are subject to extensive anti-corruption and antitrust laws and regulations
Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or

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competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular, anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 27 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2020.
Changes in privacy laws could disrupt our business
The regulatory framework for privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. We collect personal information and other data as part of our business operations. This data is subject to a variety of U.S. and foreign laws and regulations. For example, the European Union's General Data Protection Regulation imposes more stringent data protection requirements and provides for significant penalties for noncompliance. New privacy laws will continue to come into effect around the world. We may be required to incur significant costs to comply with these and other privacy and data security laws, rules and regulations. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.
New regulations or changes in financial services regulations could adversely impact us
Financial Services’ operations are highly regulated by governmental and banking authorities in the locations where it operates, which can impose significant additional costs and/or restrictions on its business. In the U.S., for example, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its regulations, may substantially affect Financial Services’ origination, servicing, and securitization programs. The Dodd-Frank Act also strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the asset-backed securities ("ABS") markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Future regulations may affect Financial Services' ability to engage in these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.

FINANCIAL AND TAXATION RISKS
Difficulty in obtaining financing or refinancing existing debt could impact our financial performance
Our performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operations. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business, results of operations and financial position.
Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, ABS and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing, and have a material adverse effect on our business, results of operations and financial condition.
We are subject to exchange rate fluctuations, interest rate changes and other market risks
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare

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our consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and financial condition.
We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers by Financial Services. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see Note 30 “Information on financial risks” to the Consolidated Financial Statements at December 31, 2020.
We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country suffering the devaluation.
Because Financial Services provides financing for a significant portion of our sales worldwide, our operations and financial results could be impacted materially should negative economic conditions affect the financial services industry
Negative economic conditions can have an adverse effect on the financial services industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies and joint ventures, provides financing for a significant portion of our sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on our business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Financial Services may also experience residual value losses that exceed its expectations caused by lower pricing for used vehicles or equipment and higher than expected vehicle or equipment returns at lease maturity.
An increase in delinquencies or repossessions could adversely affect the results of Financial Services
Fundamental in the operation of Financial Services is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events, including government mandated moratoria on payments; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and our earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the customers' financial health could change the timing and level of payments received and thus necessitate an increase in Financial Services’ reserves for estimated losses, which could have a material adverse effect on Financial Services’ and our results of operations and cash flows.
We may be exposed to shortfalls in our pension plans
At December 31, 2020, the funded status for our defined benefit pension, healthcare and other post-employment benefits was an underfunded status of $1,469 million that is included in the consolidated statement of financial position. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors, as discussed in the Consolidated Financial Statements at December 31, 2020, section “Significant Accounting Policies” paragraph “Use of Estimates”, as well as Note 22 “Provisions for employee benefits”.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.

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We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility
As of December 31, 2020, we had an aggregate of $26,618 million (including $19,722 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $6,735 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including:
▪we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;
▪we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;
▪we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;
▪we may not be able to invest in the development or introduction of new products or new business opportunities;
▪our future cash flow may be exposed to the risk of interest rate volatility (see above);
▪we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and
▪we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.
These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the European Union and Latin America, and from continued concerns about global economic growth, particularly in emerging markets, as a result of, among others, the COVID-19 pandemic.
Further, our indebtedness under some of our instruments including our revolving credit facilities and derivative transactions may bear interest at variable interest rates based on LIBOR. The LIBOR benchmark has been subject to national, international, and other regulatory guidance and proposals for reform. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit rates for calculation of LIBOR after 2021. These reforms may cause LIBOR to perform differently than in the past and LIBOR may ultimately cease to exist after 2021 or be unsuitable to use as a benchmark. The consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact new credit facilities and derivative transaction entered into after 2021. Any changes to benchmark rates could have an impact on our cost of funds and our access to the capital markets, which could impact our results of operations and cash flows. Uncertainty as to the nature of such potential changes may also adversely affect the trading market for our securities.
Restrictive covenants in our debt agreements could limit our financial and operating flexibility
The agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:
▪incur additional indebtedness by certain subsidiaries;
▪make certain investments;
▪enter into certain types of transactions with affiliates;
▪sell or acquire certain assets or merge with or into other companies; and/or
▪use assets as security in other transactions.
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see Note 24 “Debt” to the Consolidated Financial Statements at December 31, 2020.
CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere
CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central

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management and control is largely a question of fact based on all the circumstances. The decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial should be regarded as being U.K.-resident on this basis. The competent authority ruling referred to below supports this analysis. Although CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.
Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K. tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.
CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. CNH Industrial has a management and organizational structure such that CNH Industrial should not be deemed resident in Italy under Italian domestic law and should be deemed resident exclusively in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance regarding the final determination of its tax residence. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.
Tax may be required to be withheld from dividend payments
Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.
Should withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of withholding taxes.
We may incur additional tax expense or become subject to additional tax exposure
We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the consolidated effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see Note 9 “Income tax benefit (expense)” to the Consolidated Financial Statements at December 31, 2020.
We intend for the anticipated On-Highway separation to qualify as a tax-free allocation of shares to our shareholders in some jurisdictions, but no assurance can be given that the separation will receive such tax-free treatment in any specific jurisdiction
It is our intention to structure the spin-off of our "On-Highway" business (commercial and specialty vehicles and powertrain) in a tax efficient manner, taking appropriate account of the potential impact on shareholders, but no assurance can be given that the intended tax treatment will be achieved, or that shareholders, and/or persons that receive the allocation of On-Highway shares, will not incur tax liabilities in connection with the separation and allocation. In particular, the requirements for favorable tax treatment differ (and may conflict) from jurisdiction to jurisdiction and the relevant requirements are often complex. Accordingly, no assurance can be given that any ruling (or similar guidance) from any taxing authority would be sought or, if sought, granted.

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RISKS RELATED TO OUR COMMON SHARES
Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges
The dual listing of our common shares on the NYSE and the MTA may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.
The loyalty voting program may affect the liquidity of our common shares and reduce our share price
CNH Industrial’s loyalty voting program is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years, the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting program is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting program may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result
The provisions of our Articles of Association establishing the loyalty voting program may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting program, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of December 31, 2020, EXOR N.V. had a voting interest in CNH Industrial of approximately 42.5%. For further information, see section “Major Shareholders”. Such shareholders participating in the loyalty voting program could effectively prevent change of control transactions that may otherwise benefit our shareholders.
The loyalty voting program may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

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BUSINESS OVERVIEW
GENERAL
CNH Industrial is a leading global capital goods company engaged in the design, production, marketing, sale, and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.
CNH Industrial has five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Net revenues by segment in the years ended December 31, 2020 and 2019 were as follows:

($ million)	2020	2019
Agriculture	10,916	10,958
Construction	2,170	2,768
Commercial and Specialty Vehicles	9,420	10,440
Powertrain	3,633	4,114
Eliminations and Other	(1,847)	(2,111)
Total of Industrial Activities	24,292	26,169
Financial Services	1,807	1,996
Eliminations and Other	(115)	(141)
Total for the Group	25,984	28,024

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Net revenues by region in the years ended December 31, 2020 and 2019 were as follows:

($ million)	2020	2019
Europe	12,865	14,196
North America	6,136	6,794
South America	2,647	2,876
Rest of World	4,336	4,158
Total	25,984	28,024

INDUSTRY OVERVIEW
Agriculture
The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower ("hp") range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors in the mid-to-lower hp range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies, tax incentives and trade policies. Farmers tend to postpone the purchase of equipment when the farm economy is deteriorating and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season-to-season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the amount of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.
Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. Agriculture's production levels are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.
Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers generally demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and

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our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.
Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. In South America and in other emerging markets, the number of farms is growing, and mechanization is replacing manual labor. In Rest of World, long-term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment.
Government farm programs, including the amount and timing of government payments, are a key income driver for farmers raising certain commodity crops in the United States (the "U.S.") and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.
Agricultural equipment manufacturers are subject to, among other things, continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs on their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique emissions regulations, which adds a level of complexity required to meet global product needs.
Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.
The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships, as well as the price for these crops. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.
The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.
Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agriculture.
Construction
The construction equipment market consists of two principal segments: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.
In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative cost for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.

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Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.
Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction.
Heavy Construction
Heavy construction equipment typically includes general construction equipment such as large wheel loaders and excavators, and road building and site preparation equipment such as graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.
Sales of heavy construction equipment depend on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.
Light Construction
Light construction equipment is also known as compact and service equipment, and it includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies, and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant, and the cost of labor is inexpensive relative to other inputs, such as in India, Africa and South America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment or the supply of labor contraction leading to increased mechanization.
Equipment rental is a significant element of the construction equipment market. Compared to the U.K. and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for the U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the size of their rental fleets based on rental utilization rates.
Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.
In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the South American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.
The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual

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labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders and mini-crawler excavators.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles
The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons), and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The M&H segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the LCV segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of M&H trucks often require vehicles with a higher degree of customization than the more standardized products that serve the LCV market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage, and/or distribution.
The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development, and geographic region, all of which lead to differing transport requirements.
M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, less polluting, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.
Although economic cycles have a significant influence on demand for M&H trucks in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for M&H trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport goods tends to increase in these markets, resulting in increased demand for LCV.
Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial and Specialty Vehicles.
Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle and are usually important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.
Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In South America, demand is relatively stable throughout the year except for increased demand for heavy trucks in the first and fourth quarters from customers who transport foodstuffs. In Rest of World, sales tend to be higher in the second and fourth quarters due to local holiday periods.
Although we believe that diesel remains, for the foreseeable future, the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and growing public opinion in favor of more environmentally friendly solutions are pushing for increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), and methane) and full electric vehicles.
The car industry is leading autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.

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Buses
The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and Heuliez Bus target markets include urban intercity buses. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.
The primary customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.
Deregulation and privatization of transport services in many markets have favored concentration towards large private companies operating in one country, in more than one neighboring country, or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.
Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules, and bus production lead-time.
Powertrain
The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.
For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization, and infrastructure developments.
In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).
Demand for off-road applications in the agricultural industry is influenced by many factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.
Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are more environment friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers ("OEMs") to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.
The Company believes that FPT Industrial provides the Company, as a whole, with strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.
COMPETITION
The industries in which we operate are highly competitive. We believe that we have many competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.
We compete with: (i) large global full-line equipment manufacturers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

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Our competitive strengths include well-recognized brands, a full range of competitive products and features, a strong global presence, and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.
The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality, innovation and price. The environment remains competitive from a pricing standpoint, and actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization.
Our main competitors in the agricultural equipment market are Deere & Company, AGCO Corporation, Claas Group, Argo Tractors S.p.A., the Same Deutz Fahr Group, and Kubota Tractor Corporation.
Our principal competitors in the construction equipment market are Caterpillar Inc., Komatsu Ltd., J C Bamford Excavators Ltd., Hitachi Construction Machinery Co, Ltd., Volvo Group, Liebherr Group, Doosan Group, Kubota Tractor Corporation, and Deere & Company.
Our principal competitors in the commercial and specialty vehicles market are Daimler Group, the Traton (previously Volkswagen) Group, Paccar Inc., the Volvo Group, Rosenbauer International AG, Rheinmetall AG, Oshkosh Corporation, Nexter, General Dynamics, BAE Systems plc., and Caterpillar Inc.
The principal competitors of Powertrain include Cummins Inc., Daimler Group, Deere & Company, Deutz-Fahr, Perkins Engines, Traton Group, Volvo Group, and Yanmar Co., Ltd, Weichai Power Co. Ltd.
PRODUCTS
Agriculture
To capitalize on customer loyalty to its dealers and its brands, Agriculture’s product lines are sold primarily under the Case IH and New Holland Agriculture brands as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Certain agricultural equipment products are also sold under the Kongskilde, Överum, K-Line and JF brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.
Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling, warranty terms, technology offering, and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.
Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for STEYR tractors remain an important part of each brand’s unique identity.
Agriculture’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and self-propelled sprayers. Agriculture also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland Agriculture is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one to three years.
Case IH and New Holland Agriculture brands enable their customers to visualize and share in-depth real-time machine information within the respective AFS-PLM Farm solution and offers data sharing to a vast number of third party providers at full control of the customer. Agriculture launched the AGXTENDTM brand, focused exclusively on aftermarket precision farming technology solutions. AGXTENDTM is designed to provide our dealers and customers access to innovative and more sustainable productivity enhancing precision farming technologies operating seamlessly with the rest of the CNH Industrial Digital and Precision Solution offering.
AFS and PLM Farm (Previously AgDNA) is an industry leading Farm Management Information System (FMIS) that automatically collects and analyzes data from equipment manufactured by CNH Industrial and third-party

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manufacturers. The cloud-based platform analyzes equipment, agronomic and environmental data to deliver actionable insights directly to customers' smartphones and tablets to help them maximize the agronomic performance of their CNH Industrial and other equipment to increase farm profitability.
Construction
Construction’s product lines are sold primarily under the CASE Construction Equipment and New Holland Construction brands. CASE provides a wide range of products on a global scale, including crawler excavators and mini-excavators. The New Holland Construction brand family also markets a full product line of construction equipment in South America and focuses on light equipment distributed by the Agriculture network in the other regions.
Construction's products often share common components to achieve economies of scale in manufacturing, purchasing, and development. Construction differentiates these products based on the relative product value, technology, design concept, productivity, product serviceability, color, and styling to preserve the unique identity of each brand.
Heavy construction equipment product lines include general construction equipment such as large excavators and wheel loaders, and road building and site preparation equipment such as compactors, graders and dozers. Light construction equipment is also known as compact and service equipment, and its product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators, and compact wheel loaders. The brands each offer parts and support services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one to two years.
We continue to evaluate our Construction business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to improve its position in key markets.
Commercial and Specialty Vehicles
Trucks and Commercial Vehicles (IVECO and IVECO ASTRA)
Under the IVECO brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 3.5 – 7.2 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 19 ton range, the Trakker, a vehicle capable of off-road transport, and the S-Way, dedicated to on-road transport. Starting from 2019, IVECO started a process of complete renewal of the heavy product offering with the launch of the S-Way (the new range for long haulage and distribution) and X-Way (dedicated to construction logistics and municipalities); the new T-Way for off-road is expected to be introduced in 2021. The product offering is complemented by a series of aftersales and used vehicle assistance services.
Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for recreational travel.
The M&H vehicle product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium Gross Vehicle Weight ("GVW") off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in virtually any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.
We offer ecological diesel and natural gas engines on our entire range of vehicles. We continue to develop engines with specific components and configurations optimized for use with CNG and LNG and we have developed a comprehensive roadmap for the introduction in the market of a complete range of zero emission vehicles (from Light to Heavy).
Under the IVECO ASTRA brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for IVECO ASTRA includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.
On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based leader in fuel cell truck technology development. In this context, CNH Industrial made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to certain IVECO technology.
During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company's shares continue to be listed on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH

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Industrial increased its investment in Nikola, to $250 million. At December 31, 2020 CNH Industrial beneficially owned approximately 6.6% of Nikola Corporation's common stock.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity. The set-up activities of the legal entity started in the fourth quarter of 2020.
Buses (IVECO BUS and Heuliez Bus)
Under the IVECO BUS and Heuliez Bus brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches. IVECO BUS is one of the major European manufacturers in the passenger transport sector and is expanding its activities globally. Heuliez Bus produces city buses for public transportation and is a leader in France for the urban bus market.
Specialty Vehicles (Magirus and Iveco Defence Vehicles)
Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.
Powertrain
Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions, and axles under the FPT Industrial brand.
Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 hp. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil ("HVO"). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. In 2018 a dedicated E-Powertrain team was established to develop dedicated projects in the e-powertrain field in industrial applications. During 2020, FPT Industrial won the “Diesel of the Year” award for its new F28 engine. This prestigious award is given on an annual basis by Diesel Magazine and recognizes the best innovation in the development and manufacturing of diesel engines in all industrial and automotive applications. The international jury selected the F28 engine for its combination of compactness, productivity and environment-friendly features. Moreover, FPT Industrial powers the IVECO S-WAY NP 460 in LNG version which won the Sustainable Truck of the Year 2021 with its Cursor 13 Natural Gas engine. This engine is the most powerful, 100% natural gas engine for commercial vehicles available on the market.
While meeting the strict emission regulations for both on-road (Euro VI) and off-road vehicles (Stage V and Tier 4B), Powertrain’s technological solutions aim to provide industry leading results in terms of cost, packaging, and fuel consumption for each segment of the market.
Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 tons gross axle weight designated to cover Commercial and Specialty Vehicles’ demand, including specialty vehicles (military and fire-fighting).
In 2020, FPT Industrial acquired 100% of Potenza Technology, a company specialized in the design and development of electric and hybrid electric powertrain systems. The acquisition is another step in the brand's path towards electrification, one of the pillars of its multi-power powertrain strategy. FPT Industrial and IVECO signed a Memorandum of Understanding with Snam S.p.A., one of the world’s leading energy infrastructure operators, for technological and commercial cooperation in order to contribute to the decarbonization of the transport sector by developing biomobility (biomethane and natural gas) and hydrogen.
FPT Industrial also signed a Memorandum of Understanding with Yanmar Marine International, foreseeing a commercial cooperation to develop and supply marine engines. FPT Industrial will manufacture and provide two types of diesel marine engines based on its existing N67 EVO and C90 engine families to be customized by Yanmar and marketed under its brand.

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SALES AND DISTRIBUTION
Agriculture and Construction
Agriculture sells and distributes products through approximately 2,500 full-line dealers and distributors with over 6,500 points of sale. Construction sells and distributes products through approximately 400 full-line dealers and distributors with over 1,200 points of sale. Agriculture’s and Construction’s dealers are almost all independently owned and operated. Some Agriculture dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy to maximize customer satisfaction and sales while reducing structural costs.
In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sale of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methods.
Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers to complete their product offerings or to satisfy local demand for a particular specialty application or segment.
A strong dealer network with wide geographic coverage is a critical element in the success of Agriculture and Construction. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.
As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agriculture and Construction are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agriculture and Construction have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts and service business.
We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agriculture and Construction maintain a limited number of company-owned dealerships in some markets. As of December 31, 2020, we operated two Agriculture and Construction dealerships in North America and six company-owned Agriculture and Construction dealerships in Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial and Specialty Vehicles
Commercial and Specialty Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2020, Commercial and Specialty Vehicles had approximately 670 dealers globally (of which 24 were directly owned by us and 15 were branches). All dealers sell spare parts for the relevant vehicles. Commercial and Specialty Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

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As of December 31, 2020, Commercial and Specialty Vehicles had approximately 5,000 sales and/or service network points. In addition to Commercial and Specialty Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial and Specialty Vehicles offers personalized aftersales customer assistance programs.

A key element of Commercial and Specialty Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers (such as the implementation of the Truck Stations network of specialized workshops), increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded to fully exploit growth in these markets.
In the U.K., Commercial and Specialty Vehicles is one of the OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.
Powertrain
Powertrain provides propulsion solution products for Agriculture, Construction, and Commercial and Specialty Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.
Powertrain has a network of approximately 73 dealers and 800 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.
PRICING AND PROMOTION
The retail price of any particular piece of equipment or vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.
We regularly advertise our products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.
PARTS AND SERVICES
The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.
As of December 31, 2020, we operated and administered 43 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 9 parts depots in North America, 13 in Europe, 3 in South America, and 18 in Rest of World. The network includes 30 parts depots that support Agriculture, 26 that support Construction, 18 that support Commercial and Specialty Vehicles and 4 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
JOINT VENTURES
As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:
▪in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

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▪in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;
▪in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;
▪in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;
▪in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China;
▪in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America;
▪in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy-duty commercial vehicles and buses; and
▪in Germany, we own 50.0% of Nikola Iveco Europe GmbH, which will manufacture cab over battery-electric vehicle and hydrogen fuel cell electric vehicle trucks, jointly developed by Iveco S.p.A. and Nikola Corporation.
FINANCIAL SERVICES
Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles, wholesale financing to dealers and factoring of trade receivables from CNH Industrial companies. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on and supports the operations of Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, their dealers, and customers.
Financial Services supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.
In North America, customer and dealer financing activities, which support the sales of Agriculture and Construction, are managed through our wholly-owned financial services companies.
In Europe, there are two joint ventures that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agriculture, Construction, and Commercial and Specialty Vehicles, in different countries. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies.
For South America, customer and dealer financing activities in Brazil are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”), which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles. For customer financing, Banco CNH Industrial Capital mainly serves as a lender for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agriculture, Construction, and Commercial and Specialty Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in Argentina.
For Rest of World, customer and dealer financing activities in Australia and India are managed through wholly-owned financial services companies. In China and Russia, dealer financing activities are managed through wholly-owned financial services companies.
Customer Financing
Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agriculture, Construction, and Commercial and Specialty Vehicles. This distinction allows Financial Services to reduce

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risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.
Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms, and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
Dealer Financing
Financial Services provides wholesale floor plan financing for nearly all our dealers. This allows them to acquire and maintain a representative inventory of products. Financial Services also provides financing to dealers for used equipment taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital, and other financing needs. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. For the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Financial Services receives payment in full.
A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services leverages employees, third party contractors, and new digital technologies like “geo-fencing” to conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced, and their frequency varies by dealer and depends on the dealer’s financial strength, payment history, and prior performance.
Factoring
Financial Services also provides intragroup factoring of trade and other receivables. This activity involves the purchase (without recourse) of receivables of CNH Industrial companies, originating from the different Industrial Activities segments, and due from third or related parties.
Sources of Funding
The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility, and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured bonds, unsecured commercial paper, affiliated financing, and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.
Financial Services has periodically accessed the asset-backed securities (“ABS”) markets in the United States, Canada, and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. Financial Services has also accessed the unsecured bond market in the United States, Brazil, Argentina and Australia and commercial paper markets in the United States and France to diversify its funding sources. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.
Competition
The financial services industry is highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms, and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.
LEGAL PROCEEDINGS
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes,

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product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described in Note 27 “Commitments and contingencies” to the Consolidated Financial Statements for the year ended December 31, 2020.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.
Follow-up on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. Most of these claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial, installed in certain Ducato (a vehicle distributed by the Stellantis group) and Iveco Daily vehicles. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.
INSURANCE
We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors' and officers' liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of Stellantis N.V. ("Stellantis", formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) to place a portion of our insurance coverage.
PLANTS AND MANUFACTURING PROCESSES
As of December 31, 2020, we owned 66 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses, and office buildings.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2020, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $848 million of which 74% was spent in Europe, 18% in North America, 4% in South America and in Rest of World, respectively. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2019, our total capital expenditures were $1,063 million. Capital expenditures were below 2019 levels as a result of more targeted investment due to cash preservation activities during the COVID-19 pandemic.

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The following table provides information about our manufacturing and engineering facilities as of December 31, 2020:

Location	Primary Functions	Approximate Covered Area (Sqm/000)
Italy
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Foggia	Engines; drive shafts; R&D center	151
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130
Modena	Components (Agriculture and Construction)	102
Piacenza	Quarry and construction vehicles; R&D center	64
Pregnana Milanese(*)	Engines	31
S. Mauro	R&D center (Construction)	1
S. Matteo	R&D center (Agriculture)	51
Suzzara	Light vehicles; R&D center	170
Torino	Transmissions and axles	239
Torino	Engines	142
Torino	R&D center (Commercial and Specialty Vehicles)	41
Torino	R&D center (Powertrain)	28
United States
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Burr Ridge (Hinsdale)	R&D center (Agriculture, Construction and Diesel engines)	44
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Grand Island	Tractors and combines	128
Mt. Joy	R&D center (Agriculture)	11
Mt. Vernon	Tracks; R&D center	7
New Holland	Hay & Forage; R&D center	104
Racine	Tractors, transmissions	105
St. Nazianz	Self-propelled sprayers	24
Wichita	Skid steer loaders; R&D center	46
France
Annonay	Buses (Coaches & City); R&D center	114
Bourbon Lancy	Engines; R&D center	107
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agriculture)	12
Fecamp	Engines (power generation units)	16
Fourchambault	Engines (remanufacturing)	29
Rorthais	Buses (City); R&D center	29
Tracy-Le-Mont	Hydraulic cylinders (Agriculture and Construction)	16
Venissieux	R&D center (Commercial and Specialty Vehicles)	18
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	21
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14
Sorocaba	Combines and other Agriculture; R&D center	160
Germany
Ulm	Firefighting vehicles; R&D center	92

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Location	Primary Functions	Approximate Covered Area (Sqm/000)
Ulm	R&D center (Commercial and Specialty Vehicles)	45
China
Chongqing	Engine; R&D centers	76
Harbin	Combines, tractors, balers; R&D center	121
Urumqi	Cotton pickers	10
Argentina
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Tractors and combines	30
Cordoba	Engines	20
Belgium
Antwerp	Components (Agriculture)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
India
Noida	Tractors; R&D center	92
Pithampur	Backhoe loaders, earth compactors, crawler excavator; R&D center	35
Pune	Sugar cane harvesters and combines; R&D center	77
Poland
Kutno	Row crop, cultivators, harvesters; R&D center	33
Plock	Combines, balers and headers; R&D center	129
United Kingdom
Basildon	Tractors; R&D center	129
Shoream-by-Sea	R&D center	152
Australia
Cowra	Tillage; R&D center	5
Dandenong	Trucks (heavy); R&D center	42
Others
St. Valentin (Austria)	Tractors; R&D center	53
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	128
Queretaro (Mexico)	Components (Agriculture and Construction)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Rosslyn (South Africa)	Trucks and buses (Intercity); R&D center	55
Överum (Sweden)	Ploughs; R&D center	49
Arbon (Switzerland)	R&D center (Powertrain)	6
(*) Expected to be closed in 2021.
World Class Manufacturing
In striving to consolidate and maintain high standards of excellence in its manufacturing systems, CNH Industrial applies principles of World Class Manufacturing (“WCM”), the innovative program for continuous improvement that encompasses the most effective manufacturing methodologies. These include: Total Quality Control (“TQC”), Total Productive Maintenance (“TPM”), Total Industrial Engineering (“TIE”), and Just In Time (“JIT”). Applying rigorous methods and procedures, WCM aims to eliminate all types of waste and loss, including zero injuries, zero defects, zero breakdowns, zero waste, reduced inventories, and punctual delivery of parts by suppliers to plants, and thereafter to dealers and end users. The WCM system is applied to all departments, embracing numerous topics including safety in the workplace, the environment, quality, logistics, in-house and specialist maintenance, human resources, and process and product engineering (involving the reorganization of work stations, the installation of new machinery, and new product launches). Actions for continuous improvement are driven by the Cost Deployment pillar of WCM, which precisely identifies all plant wastes and losses, guides the activities of the corporate functions in charge of containing and eliminating the sources of waste, evaluates project feasibility, and assesses and certifies the results achieved by carefully monitoring specific performance indicators.

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One of the main features of WCM is the way it incentivizes employees to engage and take responsibility, contributing directly to process optimization through a consistent system for collecting suggestions. This allows individuals to acquire and develop skills and good practices that are then shared across plants, forming a network of expertise and knowledge for the benefit of the Group. In 2020, approximately 346,100 suggestions were collected across the plants where WCM principles are applied, with an average of 11.4 per employee. The projects implemented in 2020 within WCM generated savings of approximately $68.2 million.
Each WCM pillar involves a seven-step approach and auditing process, culminating in several awards (bronze, silver, gold, and world class). As of December 31, 2020, 55 plants were participating in the program, representing 99% of revenues from sales of products manufactured in Group’s plants. By the end of 2020, 2 plants have gold awards, 16 plants have silver awards and 28 plants have bronze awards.
Environmental impacts of manufacturing processes
The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and acting responsibly to preserve natural resources and to fight climate change. These are important priorities due to the nature and extent of their environmental and economic impact, and highlighted by their political, technological, and economic implications, in terms of both sustainable procurement and impact mitigation. Environmental protection at CNH Industrial is focused on prevention, conservation, information, and people engagement, thus facilitating long-term management. CNH Industrial has adopted an Environmental Policy that describes the short, medium, and long-term commitments toward responsible management of environmental aspects, such as: energy, natural resources, raw materials, hazardous substances, polluting emissions, waste, natural habitats, and biodiversity.
These aspects are included in CNH Industrial's environmental management system and energy management system and in the environmental pillar of WCM; the systems require compliance with guidelines, procedures, and operating instructions, and regular internal audits and reviews by management. This dual approach facilitates the effective management of all environmental aspects deriving from manufacturing processes, the adequate evaluation of outcomes and the achievement of challenging targets set within the Sustainability Plan.
The materiality analysis identified air emissions (covered by the material topic CO2 and other air emissions), the use of renewable energy, the consumption of water, and the management of waste as the most significant environmental aspects for both the Company and its stakeholders.
The highest responsibility for initiatives focusing on energy efficiency, management of CO2 emissions and environmental protection lies with the SLT.
Receipt of a certification for environmental or energy management confirms that an organization has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. The participation in the ISO 14001 and ISO 50001 certification process is on a voluntary basis. As of December 31, 2020, 60 plants were ISO 14001 certified, while ISO 50001 energy management systems were implemented in 56 plants, representing about 99.9% of energy consumption.
Consolidated monitoring and reporting systems are used to keep track of environmental performance, measure the effectiveness of actions taken to achieve targets, and plan new initiatives for continuous improvement, through the management of appropriate Key Performance Indicators (KPIs). These indicators can be analyzed at different aggregate levels (plant, segment, geographic region, or Group), which allows for the simultaneous and parallel engagement of different corporate functions at various levels to meet targets.
In 2020, the main environmental KPIs maintained the positive trend recorded in recent years, in line with the targets set in the Sustainability Plan, reconfirming CNH Industrial’s significant commitment to environmental protection.

Environmental and energy targets	Target year	Target
Energy consumption (GJ per hour of production)	2030	-30% vs 2014
CO2 emissions (tons per hour of production)	2024	-50% vs 2014
	2030	-60% vs 2014
Electric energy consumption from renewable sources (%)	2024	80%
	2030	90%
VOC emissions (g/m2)	2022	-27% vs 2014
Water withdrawals (m3 per hour of production)	2022	-24% vs 2014
Hazardous waste generation (kg per hour of production)	2022	-36% vs 2014
Waste recovered (%)	2024	95%

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Environmental and energy performance(1)	2020/2019(%)	2020	2019
Energy consumption (GJ per hour of production)	-6.3%	0.09415	0.10050
CO2 emissions (tons per hour of production)	-8.3%	0.00467	0.00509
Electric energy consumption from renewable sources (%)		72.0	71.8
VOC emissions (g/m2)	1.3%	42.5	42.0
Water withdrawals (m3 per hour of production)	0.3%	0.075	0.075
Hazardous waste generation (kg per hour of production)	3.8%	0.26	0.26
Waste recovered (%)		93.9	93.3

(1)Environmental performance relates to 56 fully consolidated plants, representing 99% of revenues from sales of products manufactured in Group’s plants. Energy performance relates to 57 fully consolidated plants, representing 99% of revenues from sales of products manufactured in Group’s plants.
CO2 emissions were calculated according to GHG Protocol standards, implemented through CNH Industrial guidelines. The indicator includes scope 1 and scope 2 emissions, as per the market-based methodology of the GHG Protocol.
The hours of production refer to the number of manufacturing hours, defined as hours of presence of hourly employees within the manufacturing scope required to manufacture a product.
The performance of the indicators is in line with the targets set.

CNH Industrial’s expenditure on environmental protection measures totaled approximately $41 million in 2020 and included: $29 million on waste disposal and emissions treatment and $12 million for prevention and management of environmental impacts and hazards. In 2020, about $8.3 million was invested in improving energy performance, leading to a reduction in energy consumption of approximately 249 TJ and a corresponding reduction in CO2 emissions of over 19,800 tons.
Numerous projects were implemented in 2020 to optimize environmental and energy management. For example, regarding the optimization of water consumption, the initiatives implemented in existing systems in the plants’ painting areas led to more than $84,000 in savings. In North America, the plant in Benson (USA) improved its pre-treatment process by implementing a cascade flow between rinsing baths, reducing its water consumption by more than 2,000 cubic meters. In Europe, the plant in Coëx (France) started to recycle the excess rinse water before the cataphoresis line, and this is now treated with active carbon and resins, cutting water consumption by 3,700 cubic meters. The plant in Suzzara (Italy) began to collect part of the water from the painting process’s water treatment system, and this is now reused within the wet scrubber that processes outgoing air from the spray booths. The plant in Valladolid (Spain) implemented several technical improvements, such as nozzle optimization and cascade flow, cutting water consumption by more than 7,100 cubic meters. In South America, the plants in Sete Lagoas and Curitiba (Brazil) reduced their pre-treatment water consumption by more than 2,500 cubic meters by optimizing the number and duration of steps in the rinsing process.
SUPPLIERS
CNH Industrial adopts a responsible approach to the management of its supply chain, establishing relationships that go beyond commercial transactions, fostering long-lasting and mutually satisfying collaborations with qualified partners that share the Group’s principles. CNH Industrial has adopted the Supplier Code of Conduct that provides the framework for responsible supply chain management. In addition to compliance with local legislation, the Supplier Code of Conduct calls for observance of human rights and working conditions, respect for the environment, and business ethics. All suppliers carrying on business with CNH Industrial are deemed to agree and accept the contents of the Supplier Code of Conduct and such agreement and acceptance is evidenced by the supplier continuing to do business with CNH Industrial.
At December 31, 2020, CNH Industrial had approximately 4,102 global direct materials suppliers.
CNH Industrial’s standards of environmental and social responsibility have been fully integrated into its supply chain management. Supplier selection is an operational phase of the procurement process and is regulated by specific procedures. Supplier selection is based not only on cost, product innovation, production flexibility, and the quality and competitiveness of their products and services, but also on their compliance with CNH Industrial’s social, ethical and environmental principles. The assessment process is built on objective criteria and tools aimed at ensuring fairness and equal opportunities for all parties involved.
Furthermore, to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. During the first step of the process, suppliers are requested to self-assess their policies and practices on sustainability through a questionnaire, mainly focused on the following issues: human rights, environment, compliance and ethics, diversity, and health and safety. The questionnaires are analyzed and used to perform a risk assessment, which allows the Company to identify critical suppliers whose compliance with sustainability criteria requires assessment, through follow-up, on-site audits. The audits are performed at suppliers’ plants by either CNH Industrial Supplier Quality Engineers (SQEs) or independent external auditors. In 2020, 1,170 suppliers were assessed through

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the questionnaire and, due to the pandemic, 90 audits were performed remotely by SQE. The analysis of the results highlighted the widespread implementation of sustainability initiatives, with a significant number of suppliers adopting their own social and environmental systems, setting specific targets and drafting periodic reports. In some cases, corrective action plans for areas in need of improvement were formulated in collaboration with suppliers; they are monitored through follow-up discussions and meetings between supplier and auditor. The monitoring process is considered also as a way to promote continuous improvement along the supply chain. The challenging target set for 2024 is to assess 100% of direct suppliers for sustainability matters.
Continuous improvement is also seen in WCM Purchasing, which has continued providing its advice to suppliers intending to implement the WCM system. During the year, WCM was implemented at additional supplier plants, reaching a total of 220 supplier sites. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards.
In addition, another important supplier engagement activity carried out in 2020, the CDP Supply Chain initiative, concerns the mitigation of environmental impacts. In keeping with the previous year, 144 suppliers were selected to fill out the CDP questionnaire, to get a clear picture of their strategies to tackle climate change and of their current, or still to be implemented, initiatives to reduce CO2 emissions.
Moreover, CNH Industrial has implemented a compliance program and policy intended to promote responsible sourcing of tin, tantalum, tungsten, and gold (“3TG”) from the Democratic Republic of Congo (DRC) and surrounding region (conflict minerals), where revenues from the extraction of natural resources have historically funded armed conflict and human rights abuses. CNH Industrial’s Conflict Minerals Policy was adopted in 2013 and is available on the Company website. The Policy is intended to promote sourcing 3TG from responsible sources in the Democratic Republic of Congo and surrounding region. The Company annually performs its supply chain due diligence consistent with OECD guidelines. CNH Industrial is committed to making reasonable efforts to establish, and to require each supplier to disclose, whether 3TG are used or contained in products purchased by the Company and the source of that 3TG.

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RESEARCH AND DEVELOPMENT
In a continuously and rapidly changing competitive environment, CNH Industrial’s research activities are a vital component of its long-term growth strategy. Each year the Company makes substantial investments in research and development. Such continuous investment and development activities are critically important to the continuing success of the Group.
Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of our research and development process. CNH Industrial’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before production. CNH Industrial believes innovation is essential to offering customers highly technological, eco-friendly, safe, and ergonomic products with a low Total Cost of Ownership (“TCO”).
In this spirit, research activities focus primarily on the development of products that can: reduce polluting and CO2 emissions; use biofuels; adopt electric and hydrogen traction systems; incorporate advanced precision farming functionality and autonomous driving. For this reason, the Company’s research and development activities focus mainly on: efficient diesel engines, decarbonization, digitalization, and automation.
In 2020, our expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled $950 million, or 3.9% of net revenues from Industrial Activities.
Research and development activities involved approximately 5,500 employees at 57 sites around the world of which approximately 800 employees were located at 13 sites in emerging countries(1).
The following table shows our total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the years ended December 31, 2020 and 2019:

($ million)	2020	2019
Agriculture	426	470
Construction	76	87
Commercial and Specialty Vehicles	297	316
Powertrain	151	177
Eliminations and Other		—
Total of Industrial Activities	950	1,050
Financial Services	—	—
Eliminations	—	—
Total for the Group	950	1,050
We own a significant number of patents, trade secrets, and trademarks related to our products and services, and that number is expected to grow as our research and development activities continue. At year end, we had 12,780 active patents, including 1,768 new patents registered during the year (in addition to 4,081 applications pending). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and innovations considered important to our businesses. Certain trademarks contribute to our identity and the recognition of our products and services are an integral part of our business, and their loss could have a material adverse effect on our financial results.

(1) Emerging Markets are defined as low, lower-middle or upper-middle income countries as per the World Bank list of economies as at June 2020.

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HUMAN RESOURCES
EMPLOYEES
The ability to attract, retain, and further develop qualified employees is crucial to the success of CNH Industrial’s businesses and its ability to create value over the long-term. CNH Industrial’s business is, by its nature, labor intensive and this is reflected in the high number of Group hourly employees.
The following tables show the breakdown of the number of employees by segment and by region at December 31, 2020 and 2019:

(number)	2020	2019
Agriculture	25,162	25,163
Construction	5,173	5,318
Commercial and Specialty Vehicles	24,230	23,692
Powertrain	8,197	8,064
Other Activities	136	134
Total of Industrial Activities	62,898	62,371
Financial Services	1,118	1,128
Total	64,016	63,499

(number)	2020	2019
Europe	41,671	41,499
North America	8,048	8,447
South America	8,900	7,997
Rest of World	5,397	5,556
Total	64,016	63,499
As of December 31, 2020, CNH Industrial had 64,016 employees, an increase of 517 from the 63,499 employees at year-end 2019. The change was mainly attributable to the difference between new hires (approximately 4,900) and departures (approximately 4,500) during the year. A further increase of approximately 140 employees was due to changes in the scope of the operations, with focus on the FPT Industrial acquisitions of Dolphin N2 and Potenza Technology in U.K., specialized, respectively, in innovative internal combustion engine technology and in the design and development of electric and hybrid electric powertrain systems. These acquisitions are part of CNH Industrial’s focus on reducing environment impact and providing alternative propulsion solutions, to ensure its brands’ global customers access to technological advancements. Excluding the changes in the scope of operations, the increase compared to year-end 2019 is attributable mainly to the hiring of fixed-term workers in manufacturing from the end of third quarter 2020, primarily in the Agriculture and Commercial and Specialty Vehicles segments in South America, and in the Agriculture segment in Europe, partially offset by a decrease in North America. There was also a decrease in salaried employees due to the hiring containment related to the global COVID-19 pandemic. The decrease was partially offset by a moderate workforce increase in Research and Development personnel to strengthen the pool of skills and competencies in view of technology transitions, particularly electrification, autonomous driving, and alternative propulsion solutions.
As stated in CNH Industrial's Code of Conduct, occupational health and safety is an employee's fundamental right and a key part of Group’s sustainability model and included in the Materiality Matrix as one of the most material topics for CNH Industrial and its stakeholders. For this reason, since the outbreak of the COVID-19 pandemic, the Company has implemented all possible and necessary measures and countermeasures, embracing national prevention protocols, World Health Organization guidelines, local laws, and regional regulations fully. The Company drafted and rolled out a detailed COVID-19 Health and Safety Protocol, serving as a prevention tool to further safeguard the health of its workers. It was implemented at all manufacturing and non-manufacturing sites – first in Europe, then worldwide, together with several initiatives to increase the effectiveness of the Protocol. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system that conforms to both OHSAS 18001 and ISO 45001 international standards. As demonstration of the Group's commitment in this area, 60 plants are OHSAS 18001 or ISO 45001 certified. In 2020, approximately $108.9 million was spent on improving health and safety protection. The investments in health and safety allowed, as an additional benefit, savings on the insurance premiums paid to the Italian National Institute for Insurance against Accidents at Work (INAIL) for a total of approximately $2 million in 2020. To achieve the

Board Report Human Resources 58

challenging targets that the Group has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided approximately 202,200 hours of training on occupational health and safety in 2020. Approximately 41,100 employees were engaged in training on the job activities on occupational health and safety, 77.5% of whom were hourly. Owing to the Group’s many initiatives, the overall employee injury frequency rate in 2020 was 1.945 injuries per 1,000,000 hours worked, a 5% decrease compared to the previous year. The target set for 2024 is to reduce by 50% the employee injury frequency rate compared to 2014 data.
The Group realizes that the nature of today’s socio-economic context calls for leaders with the ability to evolve and develop. A solid people management process is the key to success, as it includes employees in the formulation of the Group’s business goals, takes advantage of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with development opportunities and recognizing and rewarding their achievements and contribution to business results. In 2020, CNH Industrial spent approximately $1.7 million on employee training. In total, approximately 598,400 training hours were provided to approximately 35,900 individuals. The target set for 2022 is to engage 100% of employees worldwide in training activities.
As evidenced by the materiality analysis, both employee engagement in sustainability matters and digital workplaces are key contributors to being a more sustainable Company. These material topics affect, both directly and indirectly, how employees adapt their approach to the changing workplace environment. Employee engagement, leveraged to increase employee awareness of sustainability topics (especially in terms of environmental protection, health and proper nutrition, and food security and waste), plays an important role in reaching the Company’s goals, as reflected in the targets set in terms of training, employee volunteering, and wellbeing initiatives promoting healthy lifestyles. As regards digital workplaces, the Company promotes the use of new technologies to improve work quality and efficiency, employee work-life balance (remote work), and the exchange of information, in part to foster innovation. To further its commitment to digital workplaces, the Company has set a target to involve 40% of its employees (excluding hourlies) in the flexible work location scheme by 2022.
In addition, in 2020, the focus on diversity and inclusion has grown, and a reference framework has been defined.

COLLECTIVE BARGAINING
In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 740 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 380 of our employees in Fargo, North Dakota, continues through April 28, 2024.
In Europe, most employees are covered by collective labor agreements (“CLAs”) stipulated either by a CNH Industrial subsidiary or by the employer association for the specific industry to which the CNH Industrial subsidiary belongs.
In Italy, the approximately 16,700 CNH Industrial employees are covered by the CLA that continues through December 31, 2022. The approximately 440 CNH Industrial Managers are covered by the 2016 CLA extended on October 21, 2020 until December 31, 2022.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
The results presented in this Annual Report are prepared in accordance with EU-IFRS and use the U.S. dollar as the presentation currency. There have been no significant changes in the scope of consolidation during 2020.
ALTERNATIVE PERFORMANCE MEASURES (OR “NON-GAAP FINANCIAL MEASURES”)
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers' ability to assess CNH Industrial's financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS or U.S. GAAP and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS or U.S. GAAP.
As of December 31, 2020, CNH Industrial's non-GAAP financial measures are defined as follows:
▪Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services' results, Industrial Activities' financial expenses, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBIT of Industrial Activities under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, Financial Services' results, Industrial Activities' interest expenses (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for Adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net (Cash) Debt and Net (Cash) Debt of Industrial Activities under EU-IFRS: Net Debt is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net (Cash) Debt of Industrial Activities.
▪Net (Cash) Debt and Net (Cash) Debt of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity under IFRS: is defined as cash and cash equivalents (including restricted cash), undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

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▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.
COVID-19 Effects and Actions
During 2020, the effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread impacted CNH Industrial’s business, results and outlook.
Many governments in countries, where the Company operates, designated parts of its businesses as essential critical infrastructure businesses. This designation allows CNH Industrial to operate in support of its dealer and customers to the extent possible.
CNH Industrial’s priorities in addressing the effects of COVID-19 continue to be the health, safety and well-being of its employees, the continuity of its business from a liquidity, cost management and market presence perspective; and supporting its dealers, customers, suppliers and the communities in which it operates. CNH Industrial has proactively implemented health and safety measures at its operations around the world. The measures taken beginning in the first quarter of 2020 to aggressively decrease operational and selling, general and administrative expenses have been effective. CNH Industrial also worked closely with its dealers during 2020, and, as necessary, provided short-term payment relief on obligations owed to the Company.
As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the pandemic, during the second quarter of 2020 the Company reviewed its current manufacturing footprint and, consequently, reassessed the recoverability of certain assets. As a result, Agriculture recognized $111 million of impairment charges against tangible assets and $137 million of impairment charges against intangible assets. In the same quarter, Construction recognized impairment charges of $62 million against intangible and other long-lived assets, and Commercial and Specialty Vehicles recognized charges of $282 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buyback commitments. These actions were taken as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. The segment also recognized other asset impairment charges of $7 million. Lastly, the Company performed a quantitative interim assessment of impairment for Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the segment and its projected cash flows, which deteriorated significantly, the Company recognized a charge of $576 million in the second quarter, representing the total impairment of Construction goodwill.
Starting from the easing of COVID-19 restrictions in the third quarter of 2020, a general improvement was noted in market demand and in customer sentiment. The improvement continued in the fourth quarter, despite increasing COVID-19 restrictions in most geographies.
Uncertainty remains about the future impacts on CNH Industrial’s end-markets and operations of renewed restrictions on social interactions and business operations until widespread vaccination is achieved.
CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business and the Company's results of operations, financial condition and cash flows in 2021, which may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulty in collecting financial receivables and subsequent increased allowances for credit losses. For additional discussion regarding the principal factors affecting CNH Industrial’s results, see section "Risk Factors - COVID-19 Risks".
Proposed spin-off of On-Highway business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles and powertrain) and "Off-Highway" (agriculture and construction) businesses as soon as practicable. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. Execution of the transaction requires further work on structure, management, governance and other significant matters as well as appropriate corporate approvals (including approval of our stockholders at an Extraordinary General Meeting of shareholders) and satisfaction of other conditions. CNH Industrial can make no assurance that any spin-off transaction will ultimately occur, or, if one does occur, its terms or timing.
CNH Industrial did not classify the business that will be separated as assets held for distribution at December 31, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

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OPERATING RESULTS
The operations and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following commentary split by Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
2020 compared to 2019
Consolidated Results of Operations

					2020					2019
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Net revenues	24,292	1,807	(115)	(2)	25,984	26,169	1,996	(141)	(2)	28,024
Cost of sales	21,306	1,300	(115)	(3)	22,491	21,833	1,364	(141)	(3)	23,056
Selling, general and administrative costs	1,848	154	—		2,002	1,996	160	—		2,156
Research and development costs	1,132	—	—		1,132	1,093	—	—		1,093
Result from investments	(10)	29	—		19	(7)	26	—		19
Restructuring costs	56	—	—		56	112	4	—		116
Goodwill impairment loss	576	—	—		576	—	—	—		—
Other income/(expenses)	(207)	—	—		(207)	(51)	(1)	—		(52)
Financial income/(expenses)	(289)	—	—		(289)	(362)	—	—		(362)
PROFIT/(LOSS) BEFORE TAXES	(1,132)	382	—		(750)	715	493	—		1,208
Income tax benefit (expense)	149	(94)	—		55	(184)	(118)	—		(302)
PROFIT/(LOSS) FOR THE PERIOD	(983)	288	—		(695)	531	375	—		906
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Elimination of Financial Services' interest income earned from Industrial Activities.
(3) Elimination of Industrial Activities' interest expense to Financial Services.

Net revenues
We recorded net revenues of $25,984 million in 2020, a decrease of 7.3% (down 4.9% on a constant currency basis) compared to 2019. This decrease is primarily due to a decrease of 7.2% (down 4.9% on a constant currency basis) compared to the prior year in net sales of Industrial Activities due to adverse COVID-19 impacts on end markets and actions to lower channel inventory levels primarily in the first-half of the year.
Cost of sales
Cost of sales were $22,491 million in 2020 compared to $23,056 million in 2019. As a percentage of net revenues, cost of sales of Industrial Activities was 87.7% and 83.4% in 2020 and 2019, respectively. Cost of sales included impairment charges of $245 million against intangible and tangible assets, as well as asset optimization charges of $282 million ($165 million in 2019).
Selling, general and administrative costs
Selling, general and administrative costs amounted to $2,002 million in 2020 compared to $2,156 million in 2019 (7.7% of net revenues in both years).

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Research and development costs
In 2020, research and development (“R&D”) costs were $1,132 million (compared to $1,093 million in 2019) and included all R&D costs not recognized as assets in the year amounting to $586 million ($624 million in 2019), $96 million of impairment losses ($30 million in 2019) and the amortization of capitalized development cost of $450 million ($439 million in 2019). During 2020, CNH Industrial capitalized new expenditures for development costs for $364 million ($426 million in 2019). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $19 million in both 2020 and 2019. In 2020, this item also included the $20 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.
Restructuring costs
Restructuring costs were $56 million and $116 million in 2020 and in 2019, respectively.
Goodwill impairment loss
CNH Industrial incurred a goodwill impairment loss of $576 million in the second quarter of 2020, representing the total impairment of goodwill allocated to Construction. No goodwill impairment loss was recorded in 2019.
Other income/(expenses)
Other expenses were $207 million in 2020 compared to $52 million in 2019. In both periods, this item primarily included legal costs, indirect taxes and the benefit cost for former employees. In 2019, this item also included a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligation, and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.
Financial income/(expenses)
Net financial expenses were $289 million in 2020, a decrease of $73 million compared to 2019. In 2019, net financial expenses included a charge of $27 million related to the repurchase of €380 million (~$420 million) in aggregate of certain outstanding CNH Industrial Finance Europe S.A. notes. Excluding this charge, the decrease was primarily attributable to lower negative foreign exchange impact, as well as lower average net indebtedness.
Income tax benefit (expense)

($ million)	2020	2019
Profit (loss) before taxes	(750)	1,208
Income tax benefit (expense)	55	(302)
Effective tax rate	7.3%	25.0%
In 2020, income taxes were a benefit of $55 million, based on CNH Industrial's loss before taxes of $750 million, compared to an income tax expense of $302 million in 2019.The effective tax rates for 2020 and 2019 were 7.3% and 25.0%, respectively. The current period effective tax rate reflects the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment charge related to the Company's Construction segment, the effects of which were partially offset by the impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. Excluding the pre-tax and tax impacts of the impairment charge related to Construction segment goodwill, for which no income tax benefits were reported, other asset optimization and impairment charges, restructuring costs, the negative impact from the costs recognized by a Chinese joint venture for valuation allowances against deferred tax assets and restructuring actions, and net discrete tax benefits related to deferred tax asset recognition and tax rate changes, income taxes were an expense of $130 million, with an effective tax rate of 26% in 2020. Excluding the pre-tax and tax impacts of restructuring, adjustments to recognizing certain deferred tax assets, the charge for the repurchase of notes, other asset optimization and impairment charges, and the gain resulting from the purchase of a group annuity contract, the effective tax rate was 23% in 2019.
Profit/(loss)
Net loss was $695 million in 2020 (net profit of $906 million in 2019). In 2020, net loss also included the pre- and after-tax goodwill impairment of $576 million related to Construction, other assets impairment charges of $317 million ($261 million after-tax), assets optimization charges of $282 million ($227 million after-tax), $56 million of restructuring costs ($43 million after-tax), net discrete tax benefits of $61 million, the $20 million negative impact from the costs recognized by a Chinese joint venture for valuation allowances against deferred tax assets and restructuring actions, and other non-recurring net charges of $7 million. Excluding the impact of all these items, the net result would have been a profit of $378 million. In 2019, net profit also included $165 million asset optimization charges, $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract, the pre-tax gain of $47 million

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related to a healthcare plan amendment in the U.S., $27 million charge related to the repurchase of notes and $116 million of restructuring costs.

Industrial Activities Performance
The following tables show total Net Revenues and Adjusted EBIT of Industrial Activities by segment. We have also included a discussion of results by Industrial Activities and each business segments.
Net revenues by segment

($ million)	2020	2019	% change	% change excl. FX
Agriculture	10,916	10,958	-0.4	3.4
Construction	2,170	2,768	-21.6	-18.7
Commercial and Specialty Vehicles	9,420	10,440	-9.8	-8.7
Powertrain	3,633	4,114	-11.7	-11.5
Eliminations and Other	(1,847)	(2,111)	—	—
Total Net revenues of Industrial Activities	24,292	26,169	-7.2	-4.9
Financial Services	1,807	1,996	-9.5	-5.4
Eliminations and Other	(115)	(141)	—	—
Total Net revenues	25,984	28,024	-7.3	-4.9

Adjusted EBIT of Industrial Activities by segment

($ million)	2020	2019	Change	2020 Adjusted EBIT margin	2019 Adjusted EBIT margin
Agriculture	856	900	-44	7.8%	8.2%
Construction	(193)	50	-243	(8.9)%	1.8%
Commercial and Specialty Vehicles	(169)	188	-357	(1.8)%	1.8%
Powertrain	223	362	-139	6.1%	8.8%
Unallocated items, eliminations and other	(301)	(124)	-177	—	—
Adjusted EBIT of Industrial Activities	416	1,376	-960	1.7%	5.3%

Net revenues of Industrial Activities were $24,292 million in 2020, a 7.2% decrease (down 4.9% on a constant currency basis) compared to the prior year, due to adverse COVID-19 impact on end markets, and actions to lower inventory levels in the first-half of the year.
Adjusted EBIT of Industrial Activities was down 69.8% to $416 million in 2020, compared to $1,376 million in 2019, representing an Adjusted EBIT margin of 1.7%, down 360 basis points (“bps”) compared to 2019. The decrease was due to the significant impact from industry demand disruption and negative absorption caused by plant shutdowns in the first-half of the year, partially offset by cost containment actions and recovering performances across all segments in the fourth quarter.

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The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2020 and 2019.

	2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						(695)
Less: Consolidated Income tax benefit (expense)						55
Consolidated Profit (loss) before taxes						(750)
Less: Financial Services
Financial Services Net Income						288
Financial Services Income taxes						94
Add back of the following Industrial Activities items:
Financial expenses						289
Adjustments for the following Industrial Activities items:
Restructuring costs	13	6	21	16	—	56
Goodwill impairment loss	—	—	—	—	576	576
Other discrete items(1)	248	62	309	—	8	627
Adjusted EBIT of Industrial Activities	856	(193)	(169)	223	(301)	416
(1)This item primarily includes impairment of intangible and other long-lived assets, as well assets optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

	2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						906
Less: Consolidated Income tax benefit (expense)						(302)
Consolidated Profit (loss) before taxes						1,208
Less: Financial Services
Financial Services Net Income						375
Financial Services Income taxes						118
Add back of the following Industrial Activities items:
Financial expenses						362
Adjustments for the following Industrial Activities items:
Restructuring costs	40	26	37	7	2	112
Other discrete items(1)	—	—	182	—	5	187
Adjusted EBIT of Industrial Activities	900	50	188	362	(124)	1,376
(1)This item mainly included the other asset optimization charges for $165 million, $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligation and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.

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Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region in 2020 compared to 2019:
Agriculture Net revenues – by geographic region:

($ million)	2020	2019	% change
North America	3,794	3,943	-3.8
Europe	3,854	3,876	-0.6
South America	1,479	1,610	-8.1
Rest of World	1,789	1,529	17.0
Total	10,916	10,958	-0.4
Net revenues for Agriculture were $10,916 million in 2020, flat compared to 2019 (up 3.4% on a constant currency basis), as favorable price realization in all regions and higher volumes in Rest of World were offset by lower volumes in North America and in Europe, due to the COVID-19 impact in the first-half of the year.
For 2020, worldwide industry unit sales for tractors increased 12% compared to 2019, while worldwide industry sales for combines were up 8% compared to 2019. In North America, industry volumes in the over 140 hp tractor market sector were flat and combines were up 1%. Industry volumes for under 140 hp tractors were up 17%. European markets were down 4% and 7% for tractors and combines, respectively. In South America, tractor industry volumes increased 4% and combine industry volumes decreased 1%. Rest of World markets increased 14% for tractors and 17% for combines.
Adjusted EBIT
Adjusted EBIT was $856 million in 2020, a $44 million decrease compared to 2019. Positive price realization, reduced selling, general and administrative costs and improved income from non-consolidated joint ventures were offset by unfavorable market and mix and negative fixed cost absorption due to plant shutdowns in the first-half of the year. Adjusted EBIT margin decreased 40 bps to 7.8%.

Construction
Net revenues
The following table shows Construction net revenues by geographic region in 2020 compared to 2019:
Construction Net revenues – by geographic region:

($ million)	2020	2019	% change
North America	961	1,397	-31.2
Europe	417	493	-15.4
South America	321	344	-6.7
Rest of World	471	534	-11.8
Total	2,170	2,768	-21.6
Net revenues for Construction were $2,170 million in 2020, down 21.6% compared to 2019 (down 18.7% on a constant currency basis), as result of weaker market conditions due to the COVID-19 pandemic, mainly in the first-half of the year, channel inventory destocking actions and a weaker pricing environment primarily in North America.
In 2020, Construction’s worldwide compact equipment industry sales were up 4% compared to 2019, and worldwide general equipment industry sales were up 10% compared to 2019, while worldwide road building and site equipment industry sales were down 8%.
Adjusted EBIT
Adjusted EBIT loss was $193 million in 2020 compared to $50 million profit in 2019. The decrease was driven by lower volume, negative fixed cost absorption due to plant shutdowns in the first-half of the year, destocking actions, and unfavorable price realization impacted by retail program enhancements in response to COVID-19 market conditions, partially offset by cost containment actions.

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Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles net revenues by geographic region in 2020 compared to 2019:
Commercial and Specialty Vehicles Net revenues – by geographic region:

($ million)	2020	2019	% change
North America	80	67	n.m.
Europe	7,628	8,473	-10.0
South America	571	600	-4.8
Rest of World	1,141	1,300	-12.2
Total	9,420	10,440	-9.8
n.m. – not meaningful.
Commercial and Specialty Vehicles' net revenues were $9,420 million in 2020, down 9.8% compared to 2019 (down 8.7% on a constant currency basis), primarily driven by the market slowdown in Europe due to the COVID-19 pandemic in the first-half of the year.
In 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, declined by 14% compared to 2019. The LCV market decreased 7%, while the M&H truck market decreased by 27%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 11% compared to 2019, with a decrease of 11% and 9% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations decreased 14% compared with 2019.
CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.7%, down 0.2 percentage points ("p.p.") compared with 2019. The European market share decreased 1.7 p.p to 11.5% in LCV and increased 2.2 p.p to 8.8% in M&H segment. In South America, in 2020, CNH Industrial’s market share increased 2.0 p.p. to 9.7%.
During 2020, Commercial and Specialty Vehicles delivered approximately 118,200 vehicles (including buses and specialty vehicles), representing a 14% decrease from 2019. Volumes were 20% lower in LCV and 3% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries decreased 19% and 1% in Europe and Rest of World, respectively, and increased 15% in South America.
In 2020, Commercial and Specialty Vehicles' ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.19, an increase of 20% compared to 2019. In 2020, truck order intake in Europe decreased 4% compared to previous year.
Commercial and Specialty Vehicles deliveries

By geographic area				By product
(units in thousands)	2020	2019	% change	(units in thousands)	2020	2019	% change
France	20.2	24.3	-16.9	M&H	33.5	34.6	-3.2
Germany & Switzerland	16.1	18.8	-14.4	LCV	72.4	90.6	-20.1
U.K.	5.3	6.3	-15.9	Buses	9.5	9.7	-2.1
Italy	18.1	23.1	-21.6	Specialty vehicles(**)	2.8	3.1	-9.7
Iberia (Spain & Portugal)	7.5	10.8	-30.6	Total Sales	118.2	138.0	-14.3
Rest of Europe	23.0	28.4	-19.0	(**) Defense and firefighting vehicles.
Europe	90.2	111.7	-19.2
South America	13.0	11.2	16.1
Rest of World	15.0	15.1	-0.7
Total Sales	118.2	138.0	-14.3
Naveco(*)	28.0	25.5	9.8
Grand total	146.2	163.5	-10.6
(*)    Joint venture accounted for under the equity method.

Adjusted EBIT
Adjusted EBIT loss was $169 million in 2020 ($188 million profit in 2019), driven by decreased volumes and negative impact of fixed cost absorption due to plant shutdowns in the first-half of the year, partially offset by positive price realization and cost containment actions.

Board Report Operating and Financial Review and Prospects 67

Powertrain
Net revenues
Powertrain net revenues were $3,633 million in 2020, down 11.7% compared to 2019 (down 11.5% on a constant currency basis), due to lower sales volume, mainly in Europe, as a result of COVID-19 pandemic. Sales to external customers accounted for 52% of total net revenues (51% in 2019).
During 2020, Powertrain sold approximately 482,700 engines, a decrease of 19% compared to 2019. In terms of customers, 25% of engines were supplied to Commercial and Specialty Vehicles, 12% to Agriculture, 4% to Construction and the remaining 59% to external customers (units sold to third parties were down 14% compared to 2019). Additionally, Powertrain delivered approximately 49,800 transmissions and 140,000 axles, a decrease of 22% and 17%, respectively, compared to 2019.
Adjusted EBIT
Adjusted EBIT was $223 million in 2020, a $139 million decrease compared to 2019, mainly due to unfavorable volume, partially offset by purchasing efficiencies, lower costs for regulatory programs and cost containment actions. Adjusted EBIT margin was 6.1%, down 270 bps compared to 2019.

Financial Services Performance

($ million)	2020	2019	Change
Net revenues	1,807	1,996	-9.5%
Net income	288	375	-87
Net revenues
Financial Services reported net revenues of $1,807 million in 2020, down 9.5% compared to 2019 (down 5.4% on a constant currency basis), due to lower average portfolios in North America and Europe, negative impact from currency translation and lower used equipment sales, partially offset by a higher average portfolio in South America.
Net income
For 2020, net income was $288 million, a decrease of $87 million compared to 2019, primarily attributable to higher risk costs due to the expectation of deteriorating credit conditions as a result of the COVID-19 pandemic and lower average portfolios in North America and Europe, partially offset by lower losses on used equipment sales and a higher average portfolio in South America.
In 2020, retail loan originations (including unconsolidated joint ventures) were $10.0 billion, up $0.3 billion compared to 2019. The managed portfolio (including unconsolidated joint ventures) was $26.6 billion as of December 31, 2020 (of which retail was 64% and wholesale 36%), flat compared to December 31, 2019. Excluding the impact of currency translation, the managed portfolio decreased by $0.4 billion compared to 2019.
At December 31, 2020, the receivable balance greater than 30 days past-due as a percentage of receivables was 2.1% (2.5% as of December 31, 2019).

Board Report Operating and Financial Review and Prospects 68

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At December 31, 2020					At December 31, 2019
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Intangible assets:	4,683	149	—		4,832	5,376	146	—		5,522
Goodwill	1,812	132	—		1,944	2,418	130	—		2,548
Other intangible assets	2,871	17	—		2,888	2,958	16	—		2,974
Property, plant and equipment	5,411	3	—		5,414	5,765	4	—		5,769
Investments and other non-current financial assets	722	299	—		1,021	463	244	—		707
Leased assets	65	1,913	—		1,978	51	1,806	—		1,857
Defined benefit plan assets	24	1	—		25	28	—	—		28
Deferred tax assets	1,039	172	(150)	(5)	1,061	746	176	(116)	(5)	806
Total Non-current assets	11,944	2,537	(150)		14,331	12,429	2,376	(116)		14,689
Inventories	5,959	41	—		6,000	6,890	175	—		7,065
Trade receivables	504	23	(24)	(3)	503	408	28	(28)	(3)	408
Receivables from financing activities	931	19,500	(1,902)	(3)	18,529	1,240	20,659	(2,470)	(3)	19,429
Current tax receivables	179	12	(31)	(4)	160	300	5	(45)	(4)	260
Other current receivables and financial assets(*)	975	121	(55)	(2)	1,041	1,082	279	(59)	(2)	1,302
Prepaid expenses and other assets(*)	162	27	—		189	154	19	—		173
Derivative assets	103	76	(19)	(6)	160	34	47	(8)	(6)	73
Cash and cash equivalents	8,116	1,513	—		9,629	4,527	1,246	—		5,773
Total Current assets	16,929	21,313	(2,031)		36,211	14,635	22,458	(2,610)		34,483
Assets held for sale	14	—	—		14	10	—	—		10
TOTAL ASSETS	28,887	23,850	(2,181)		50,556	27,074	24,834	(2,726)		49,182
EQUITY AND LIABILITIES
Total Equity	3,758	2,977	—		6,735	5,072	2,791	—		7,863
Provisions:	5,127	112	—		5,239	4,731	56	—		4,787
Employee benefits	1,830	34	—		1,864	1,669	32	—		1,701
Other provisions	3,297	78	—		3,375	3,062	24	—		3,086
Debt:	8,798	19,722	(1,902)	(3)	26,618	7,063	20,820	(2,470)	(3)	25,413
Asset-backed financing	—	11,923	—		11,923	—	11,757	—		11,757
Other debt	8,798	7,799	(1,902)	(3)	14,695	7,063	9,063	(2,470)	(3)	13,656
Derivative liabilities	102	56	(19)	(6)	139	97	32	(8)	(6)	121
Trade payables	6,166	220	(31)	(3)	6,355	5,493	190	(48)	(3)	5,635
Tax liabilities	183	34	(31)	(4)	186	171	55	(45)	(4)	181
Deferred tax liabilities	86	267	(150)	(5)	203	103	287	(116)	(5)	274
Other current liabilities	4,667	462	(48)	(2)	5,081	4,344	603	(39)	(2)	4,908
Total Liabilities	25,129	20,873	(2,181)		43,821	22,002	22,043	(2,726)		41,319
TOTAL EQUITY AND LIABILITIES	28,887	23,850	(2,181)		50,556	27,074	24,834	(2,726)		49,182
(*) For the sake of clarity and to enhance the comparability of information presented, certain balances previously reported under “Other current assets” have been reclassified to “Other receivables and other financial assets” and “Prepaid expenses and other assets”.
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes CNH Industrial's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3) This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4) This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5) This item includes the reclassification of deferred tax assets/liabilities in the same taxing jurisdiction and reclassifications needed for appropriate consolidated presentation.
(6) This item includes the elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

Board Report Operating and Financial Review and Prospects 69

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our consolidated statement of cash flows and our consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity. See section “Risk Factors” for additional information concerning risks related to our business, strategy and operations.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the years ended December 31, 2020 and 2019:

Board Report Operating and Financial Review and Prospects 70

			2020					2019
($ million)			Industrial Activities(1)	Financial Services	Elimina- tions		Consoli- dated	Industrial Activities(1)	Financial Services	Elimina- tions		Consoli- dated
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,527	1,246	—		5,773	4,553	1,250	—		5,803
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss)		(983)	288	—		(695)	531	375	—		906
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,213	5	—		1,218	1,239	5	—		1,244
	Goodwill impairment loss		576	—	—		576	—	—	—		—
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		410	77	—		487	69	34	—		103
	Loss on repurchase /early redemption of notes		—	—	—		—	27	—	—		27
	Dividends received		185	—	(152)	(2)	33	399	—	(384)	(2)	15
	Change in provisions		149	53	—		202	(230)	2	—		(228)
	Change in deferred income taxes		(274)	(16)	—		(290)	56	32	—		88
	Change in items due to buy-back commitments	(a)	155	14	—		169	(75)	5	—		(70)
	Change in operating lease items	(b)	(6)	40	—		34	(20)	(11)	—		(31)
	Change in working capital		1,726	18	—		1,744	(686)	121	—		(565)
	TOTAL		3,151	479	(152)		3,478	1,310	563	(384)		1,489
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(845)	(3)	—		(848)	(1,059)	(4)	—		(1,063)
	Consolidated subsidiaries and other equity investments		(176)	—	15	(3)	(161)	(182)	—	20	(3)	(162)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		3	—	—		3	61	—	—		61
	Net change in receivables from financing activities		(7)	654	—		647	(56)	(482)	—		(538)
	Change in other current financial assets		(41)	—	—		(41)	—	—	—		—
	Other changes		(303)	129	—		(174)	352	(237)	—		115
	TOTAL		(1,369)	780	15		(574)	(884)	(723)	20		(1,587)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and derivative assets/liabilities		1,417	(863)	—		554	(30)	521	—		491
	Capital increase		—	15	(15)	(3)	—	—	20	(20)	(3)	—
	Dividends paid		(8)	(152)	152	(4)	(8)	(283)	(384)	384	(4)	(283)
	Purchase of treasury shares		—	—	—		—	(57)	—	—		(57)
	Purchase of ownership interests in subsidiaries		(9)	—	—		(9)	—	—	—		—
	TOTAL		1,400	(1,000)	137		537	(370)	157	364		151
	Translation exchange differences		407	8	—		415	(82)	(1)	—		(83)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		3,589	267	—		3,856	(26)	(4)	—		(30)
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		8,116	1,513	—		9,629	4,527	1,246	—		5,773
(a)    Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.
(b)    Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)     Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes CNH Industrial's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2)     This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)    This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
(4)     This item include the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities.

Board Report Operating and Financial Review and Prospects 71

At December 31, 2020, we had cash and cash equivalents of $9,629 million, an increase of $3,856 million, or 66.8%, from $5,773 million at December 31, 2019. Cash and cash equivalents at December 31, 2020 included $844 million ($898 million at December 31, 2019) of restricted cash that was reserved principally for the servicing of securitization-related debt. At December 31, 2020, undrawn committed facilities were $6,148 million ($5,474 million at December 31, 2019) and other current financial assets were $94 million ($58 million at December 31, 2019). At December 31, 2020, the aggregate of Cash and cash equivalents, undrawn committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "Available liquidity"(1)), totaled $15,871 million ($11,305 million at December 31, 2019).
The change in cash and cash equivalents compared to December 31, 2019 is primarily a result of strong cash generation from operating activities during 2020, lower credit portfolio and continued cash preservation measures.
Net Cash from Operating Activities
Cash provided by operating activities in 2020 totaled $3,478 million and comprised the following elements:
▪$695 million loss;
▪plus $1,218 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);
▪plus $576 million in goodwill impairment loss;
▪plus $487 million in losses on the disposal of assets and other non-cash items;
▪plus $33 million in dividends received;
▪minus change in deferred income taxes of $290 million plus change in provisions of $202 million;
▪plus $169 million for changes in items due to buy-back commitments and $34 million for changes in operating lease items; and
▪plus $1,744 million in change in working capital.
In 2019, cash generated by operating activities during the year was $1,489 million as a result of cash generated from income-related inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, loss on early redemption/repurchase of notes, net of gains/losses on disposals and other non-cash items) for a total amount of $2,054 million, and of a $565 million decrease in cash resulting from an increase in working capital.
Net Cash from Investing Activities
In 2020, cash used in investing activities was $574 million. The negative flows were primarily generated by:
▪investments in tangible and intangible assets that used $848 million in cash, including $364 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in commercial vehicles for our long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities; and
▪net decrease in receivables from financing activities amounting to $647 million, primarily due to a reduction in the wholesale portfolio.
In 2019, cash used in investing activities totaled $1,587 million. Expenditures on tangible and intangible assets (including $426 million in capitalized development costs) totaled $1,063 million. Net increase in receivables from financing activities amounted to $538 million, primarily due to increased financing activities.

(1) Starting from September 30, 2020, CNH Industrial modified the definition of “Available liquidity”, a non-GAAP financial measure as defined in section "Alternative performance measures (or “Non-GAAP financial measures”)" above, in order to include also “Other current financial assets”. CNH Industrial believes the revised definition better reflects its consolidated liquidity.

Board Report Operating and Financial Review and Prospects 72

The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating leases) by segment and investments in intangible assets for the years ended December 31, 2020 and 2019:

($ million)	2020	2019
Agriculture	109	165
Construction	25	32
Commercial and Specialty Vehicles	137	225
Powertrain	84	89
Total Industrial Activities investments in tangible assets	355	511
Industrial Activities investments in intangible assets	490	548
Total Industrial Activities capital expenditures	845	1,059
Financial Services investments in tangible assets	—	—
Financial Services investments in intangible assets	3	4
Total Capital expenditures	848	1,063
We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. Capital expenditures were below 2019 levels due to more targeted investments as a result of cash preservation activities during the COVID-19 pandemic.
Net Cash from Financing Activities
In 2020, cash provided by financing activities totaled $537 million, mainly attributable to a net increase in third party debt compared to $151 million provided in 2019 which included $283 million dividend payments and $57 million common shares repurchases.
Capital Resources
The cash flows, funding requirements and liquidity of CNH Industrial are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.
Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.
Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity to achieve our rating targets while improving the Group capital structure over time. In managing our liquidity requirements, we are pursuing a financing strategy that aims at extending over time our Industrial Activities debt profile by issuing long-term bonds and retiring short-term debt through opportunistic transactions, deleveraging our Industrial Activities balance sheet by reducing gross debt, and diversifying funding sources.
A summary of our strategy is set forth below:
▪Industrial Activities sells certain of its receivables to Financial Services and relies on internal cash flows including managing working capital to fund its near-term financing requirements. We will also supplement our short-term financing by drawing on existing or new facilities with banks.
▪To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.
Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes, bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has implemented commercial paper programs, both in the U.S. and Europe.

Board Report Operating and Financial Review and Prospects 73

On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing. Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our credit ratings.
In June 2020, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.

Current ratings for the Group are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB-	-	Stable	BBB-	F3	Stable
Moody’s	Baa3	-	Stable	Baa3	-	Stable
(1)     Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
The Group’s debt is fully investment grade, which the Group believes will allow it to access funding at better rates.
A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.
Consolidated Debt
Our consolidated Debt as of December 31, 2020 and 2019, is as detailed in the following table:

	At December 31, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	26,618	8,798	19,722	25,413	7,063	20,820
We believe that Net Debt/Cash (a non-GAAP financial measure as defined in the section "Alternative performance measures (or “Non-GAAP financial measures”)" above) is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Debt/Cash for Industrial Activities and Net Debt/Cash for Financial Services to reflect the different cash flow management practices in the two activities. Industrial Activities reflects the consolidation of all majority-owned subsidiaries, including those performing centralized treasury activities, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ businesses.

Board Report Operating and Financial Review and Prospects 74

The calculation of Net Debt/Cash as of December 31, 2020 and 2019 and the reconciliation of Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, to Net Debt/Cash, are shown below:

	At December 31, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	26,618	7,780	18,838	25,413	5,731	19,682
Intersegment notes payable	—	1,018	884	—	1,332	1,138
Total Debt(1)	26,618	8,798	19,722	25,413	7,063	20,820
Less:
Cash and cash equivalents	9,629	8,116	1,513	5,773	4,527	1,246
Intersegment financial receivables	—	884	1,018	—	1,138	1,332
Derivative assets(2)	160	103	76	73	34	47
Derivative liabilities(2)	(139)	(102)	(56)	(121)	(97)	(32)
Other current financial assets(3)	94	94	—	58	58	—
Net Debt (Cash)(4)	16,874	(297)	17,171	19,630	1,403	18,227
(1)    As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,018 million and $1,332 million as of December 31, 2020 and 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $884 million and $1,138 million as of December 31, 2020 and 2019, respectively.
(2)    Derivative assets and Derivative liabilities include, respectively, the positive and negative fair values of derivative financial instruments.
(3)        This item includes short-term deposits and investments toward high-credit rating counterparties.
(4)    The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $-134 million and $-194 million as of December 31, 2020 and 2019, respectively.

Excluding negative exchange rate differences of $268 million, Net Debt at December 31, 2020 decreased by $3,024 million compared to December 31, 2019, reflecting an increase in cash and cash equivalents, primarily as a result of Free Cash Flow from Industrial Activities of $2 billion during 2020, lower credit portfolio and continued cash preservation measures.
The following table shows the change in Net Debt/Cash of Industrial Activities for 2020 and 2019:

($ million)	2020	2019
Net (debt) cash of Industrial Activities at beginning of period as reported	(1,403)	(639)
Impact of IFRS 16 adoption	—	(476)
Net (debt) cash of Industrial Activities at beginning of period	(1,403)	(1,115)
Adjusted EBIT of Industrial Activities	416	1,376
Depreciation and amortization	1,213	1,240
Depreciation of assets under operating leases and assets sold with buy-back commitments	284	310
Cash interest and taxes	(233)	(388)
Changes in provisions and similar(1)	(255)	(542)
Change in working capital	1,726	(686)
Operating cash flow of Industrial Activities	3,151	1,310
Investments in property, plant and equipment, and intangible assets(2)	(845)	(1,059)
Other changes	(273)	(242)
Free Cash Flow of Industrial Activities	2,033	9
Capital increases and dividends(3)	(8)	(340)
Currency translation differences and other(4)	(325)	43
Change in Net debt (cash) of Industrial Activities	1,700	(288)
Net (debt) cash of Industrial Activities at end of year	297	(1,403)
(1)    Including other cash flow items related to operating lease and buy-back activities.
(2)    Excluding assets sold under buy-back commitments and assets under operating leases.
(3)    Including share buy-back transactions.
(4)    In the year ended December 31, 2019, this item included the charge of $27 million related to the repurchase of notes.

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We believe that Free Cash Flow of Industrial Activities (a non-GAAP financial measure as defined in section "Alternative performance measures (or “Non-GAAP financial measures”)" above) is a useful analytical metric for measuring the cash generation ability of our Industrial Activities. In 2020, the Free Cash Flow of Industrial Activities was a positive of $2,033 million resulting from the strong operating performance in the second-half of the year and continued cash preservation measures, more than offsetting the negative cash flow in the first-half of the year which was primarily due to the adverse impact of COVID-19.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the years ended December 31, 2020 and 2019, is shown below:

($ million)	2020	2019
Net cash provided by (used in) Operating Activities	3,478	1,489
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(327)	(179)
Operating cash flow of Industrial Activities	3,151	1,310
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(845)	(1,059)
Other changes(1)	(273)	(242)
Free Cash Flow of Industrial Activities	2,033	9
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

The non-GAAP financial measures (Available liquidity, Net (Cash) Debt and Free Cash Flow of Industrial Activities, as defined in section "Alternative performance measures (or “Non-GAAP financial measures”)" above), used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

Industrial Activities
Capital Markets
At December 31, 2020, we had an aggregate amount of $9.7 billion in bonds outstanding, of which $6.4 billion was issued by Industrial Activities.
The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.
Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities up to a total authorized amount of €10 billion ($12 billion). At December 31, 2020, €4,327 million ($5,310 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included the €750 million of notes, issued in December 2020, at an annual fixed rate of 0.000% due in April 2024 at an issue price of 99.910% of their principal amount.
CNH Industrial N.V. Senior Notes. In the United States, CNH Industrial N.V has issued notes from time to time. In 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50% due August 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount, and, in 2017, CNH Industrial N.V. issued $500 million of notes at an interest rate of 3.850% due November 2027 (the “2027 Notes”) at an issue price of 99.384% of their principal amount. The 2023 Notes and the 2027 Notes are collectively referred to as the “CNH Industrial N.V. Senior Notes”.
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At

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December 31, 2020, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.
CNH Industrial intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, CNH Industrial companies may from time to time buy-back or enforce the available call options of their issued bonds. Such buy-backs, if made, depend upon market conditions, the financial situation of CNH Industrial and other factors which could affect such decisions.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF); the issued amount was early repaid on December 16, 2020.
Bank Debt
At December 31, 2020, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $5.3 billion ($5.1 billion at December 31, 2019).
Euro 4 billion Revolving Credit Facility. In March 2019, the Company signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. The credit facility replaced a five-year €1.75 billion credit facility scheduled to mature in 2021 and includes:
▪customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);
▪customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and:
▪mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower;
▪a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities). Such covenant is not applicable with the current ratings levels.
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2020, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.
Financial Services
Total Debt of Financial Services was $19.7 billion at December 31, 2020, compared to $20.8 billion at December 31, 2019.
Bank Debt
At December 31, 2020, Financial Services' available committed, unsecured facilities expiring after twelve months amounted to $0.8 billion ($0.4 billion at December 31, 2019).
Asset-Backed Financing
At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($4.1 billion at December 31, 2019), of which $3.7 billion was utilized at December 31, 2020 ($3.0 billion at December 31, 2019).
We sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.
The sale of financial receivables is executed primarily through ABS transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services subsidiaries.
At December 31, 2020, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.2 billion ($13.6 billion at December 31, 2019), which do not meet derecognition requirements and therefore are recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial

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liability is recorded in the consolidated statement of financial position as debt (see Note 17 “Current receivables and Other current financial assets” to our Consolidated Financial Statements).
Furthermore, in Canada, Financial Services issued a new retail ABS transaction for a total amount of C$465 million (equivalent to $331 million), with the amount outstanding at December 31, 2020 equal to $285 million.
Capital Markets
In December 2019, CNH Industrial Capital Australia Pty. Limited issued AUD175 million of notes at an annual fixed rate of 2.1% due in 2022 at an issue price of 99.899 percent of their principal amount. CNH Industrial Capital Australia Pty. Limited benefits from a support agreement issued by CNH Industrial N.V., the content of which is in line with the support agreement issued in the interest of CNH Industrial Capital LLC as described in paragraph “Support Agreement in the Interest of CNH Industrial Capital LLC” below.
On July 2, 2020, CNH Industrial Capital LLC issued $600 million of notes at an annual fixed rate of 1.950% due in 2023 at an issue price of 99.370% of their principal amount.
On October 6, 2020, CNH Industrial Capital LLC issued $500 million of notes at an annual fixed rate of 1.875% due in 2026 at an issue price of 99.761% of their principal amount.
In August 2020, CNH Industrial Capital Argentina completed a first public offering for $31 million of notes due in 2023 and for ARS701 million (equivalent to $8 million) due in 2021.
Commercial Paper Programs
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Capital LLC established in previous years a commercial paper program in the U.S. This program had no amount outstanding at December 31, 2020 ($387 million outstanding at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $112 million outstanding at December 31, 2020 ($105 million at December 31, 2019).

Support Agreement in the Interest of CNH Industrial Capital LLC
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
For more information on our outstanding indebtedness, see Note 24 “Debt” to our Consolidated Financial Statements.
Future Liquidity
We have adopted formal policies and decision-making processes designed to optimize the allocation of funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.
We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2020, the Group had available committed, unsecured facilities expiring after twelve months of $6.1 billion ($5.5 billion at December 31, 2019).
Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has

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traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($4.1 billion at December 31, 2019), of which $3.7 billion at December 31, 2020 ($3.0 billion at December 31, 2019) were utilized.
CNH Industrial continues to closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at year-end and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
If Financial Services were unable to obtain ABS funding at competitive rates, its ability to conduct its financial services activities would be limited.

Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see Note 27 “Commitments and contingencies” to the CNH Industrial Consolidated Financial Statements.
Financial Guarantees
Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture totaling $615 million as of December 31, 2020.
Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2020:

	At December 31, 2020
($ million)	within one year	between one and three years	between three and five years	beyond five years	Total
Contractual obligations(1)
Debt obligations (2):
Bonds	1,442	2,802	2,341	3,090	9,675
Borrowings from banks	1,838	1,110	331	102	3,381
Asset-backed financing	7,651	3,187	992	93	11,923
Other debt	723	379	82	2	1,186
Undiscounted lease payments	133	167	90	108	498
Purchase obligations	780	535	149	18	1,482
Total Contractual obligations	12,567	8,180	3,985	3,413	28,145
(1)    Reserves for uncertain tax positions are not included within this table as the timing and ultimate uncertainty of settlement with the relevant taxing authorities is not known.
(2)    Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, health care plans, other post-employment benefits and other employee benefits. Our best estimate of expected contributions in 2021 to pension plans is $38 million. Potential outflows in the years after 2021 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2021.

Debt Obligations
For information on our debt obligations, see “Capital Resources” above and Note 24 “Debt” to the CNH Industrial Consolidated Financial Statements.
The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2020 consolidated statement of financial position as follows:

($ million)	Note	At December 31, 2020
Debt reflected in the consolidated statement of financial position	(24)	26,618
Less:Lease liabilities	(24)	(453)
Total Debt obligations		26,165

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The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt (excluding undiscounted lease payments, which are reported in a separate line item in the table above).
Undiscounted Lease Payments
Our assets under lease agreements consist mainly of industrial buildings and plant, machinery and equipment used in our businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.
Purchase Obligations
Our purchase obligations at December 31, 2020, included the following:
▪the repurchase price guaranteed to certain customers on sales of commercial vehicles with a buy-back commitment which is included in the line item Other current liabilities in our consolidated statement of financial position in an aggregate amount of $1,356 million; and
▪commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $126 million.

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RISK MANAGEMENT AND CONTROL SYSTEM
CNH INDUSTRIAL RISK MANAGEMENT
Risk management is an important component of CNH Industrial’s overall culture and is integral to the achievement of its long-term business plan. Accordingly, our Enterprise Risk Management (“ERM”) process has been designed to assist in the identification, evaluation and prioritization of business risks (including environmental, social, and governance) followed by a coordinated and balanced application of resources to minimize, monitor, and control the probability or impact of adverse events or to maximize the realization of opportunities.
CNH Industrial's ERM process is based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), as well as the principles of the Dutch Corporate Governance Code, and adapted for specific business requirements by incorporating Company management knowledge and best practices identified by third-party risk consulting firms.
Through this process, CNH Industrial has identified 43 primary enterprise risks, further broken down into 118 specific risk drivers. Primary risk drivers include a number of significant topics, such as business strategies and operations, competitive factors, social responsibility and environmental issues, and regulatory compliance. The process follows a bottom-up analysis starting at the business unit level, with risk survey completion by business and function leaders worldwide, followed by cross-functional reviews, one-on-one interviews with Senior Leadership Team ("SLT", formerly Global Executive Committee, "GEC") members, presentations and risk assessment discussions with the Audit Committee of the Board of Directors, and review and discussion with the Board of Directors. Direct feedback received from each of these layers up to and including the Board of Directors is then used to identify and develop risk mitigation activities as necessary within the business or functional area, which are deployed by management.
Inherently, our risk management process is not meant to provide a guarantee of the accuracy or completeness of the risk assessments performed or on the full achievement of CNH Industrial’s objectives. CNH Industrial’s potential overall risk exposure is described in the Risk Factors section.
RISK MITIGATION ACTIVITIES
The risk mitigation activities initiated by management are designed to mitigate adverse impacts to CNH Industrial’s business plan, including financial and operational performance, during 2020 and beyond. The ERM process is linked with our Sustainability Program and its strategic sustainability targets and aspirational goals articulated in the strategic business plan. These targets and goals, which are incorporated into the individual segment business plans, provide a framework to address the long-term challenges to increasing stakeholder value and proactively mitigate associated risks.
For example, the acceleration of product digitalization and quality control opportunities through telematics and connectivity are among the key risk and opportunity areas identified this year through the ERM process. These topics have been integrated into our ERM process to help the business stay ahead of preventable disruptions and seize opportunities when identified. The resulting actions that the Company has taken for these examples include the creation of a global digital committee to increase the speed of digital roadmap decision making and execution. In addition, advancements in equipment connectivity and application support are being leveraged to improve equipment up-time and efficiencies in the field.
Our ERM process also monitors emerging risks, which we define as new risks or risks for which the impacts are unknown or evolving and thus may be incorporated into risk assessment and mitigation activities when deemed necessary. For example, the effects of climate change and the COVID-19 pandemic, as described in the Risk Factors section, represent key emerging risks to CNH Industrial. Mitigation actions around climate change include investments in technology as part of our decarbonization strategy, an initiative to reduce energy consumption in our manufacturing processes, and a flood risk re-engineering project, as discussed in detail in the "Taskforce on Climate-related Financial Disclosures" section of this Report and in our Sustainability Report. In response to the new working environment created by the COVID-19 pandemic, a dedicated global team is implementing smart working concepts across all operations, including a number of initiatives to ensure employee safety and to strengthen defenses against cybersecurity threats while maintaining business continuity.

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RISK APPETITE
CNH Industrial’s risk appetite is set within risk taking and risk acceptance parameters driven by its business plan, Code of Conduct, core principles and values, policies, and applicable laws. CNH Industrial’s ERM process includes a structured risk management process to address key risks, with a delineated risk appetite applied to each of the risk categories and risk areas as described below:

		Risk Category Description	Enterprise Risks	Risk Appetite
Long-term	Strategic risks Create value	Strategic risks may affect CNH Industrial’s long-term strategic business plan performance targets, innovation roadmap and sustainability objectives.

Sociopolitical events, macroeconomics, competition, customer demands, product portfolio, technological innovation, investments, commercial policies, business combinations, social responsibility and environment.

Taking into consideration CNH Industrial stakeholders’ interests, CNH Industrial has a medium-high appetite concerning strategic risk, meaning we are willing to accept additional risk while applying cost/benefit considerations in pursuing our long-term targets.

Short- and Medium-term	Operational risks Enhance value	Operational risks are related to internal processes, people and systems, or external events linked to the actual operation of CNH Industrial’s portfolio of businesses.

Production capacity, logistics, distribution channels, quality control, purchasing, labor relations, asset safeguarding, intellectual property, information technology, cybersecurity, force majeure and human rights.
CNH Industrial seeks to minimize the occurrence and consequences of unforeseen operational risks with a medium-low appetite.
	Financial & Taxation risks Enhance & protect value	Financial risks include uncertainty of returns and the potential for losses due to financial performance.	Financial management, trade financing, reporting of results and tax implications.

CNH Industrial has a low risk appetite with respect to financial risks (such as liquidity, market, foreign exchange and interest rate risks as explained in more detail in Note 30 of the Consolidated Financial Statements).

	Compliance risks Protect value	Compliance risks cover unanticipated failures to comply with applicable laws, regulations, policies and procedures.

EHS, tech & safety regulations, regulatory requirements, records management & retention, company funds, labor regulations, contractual obligations, ethics & integrity, anti-corruption, antitrust/fair competition, consumer protection & product safety, corporate compliance & culture, misconduct reporting & resolution, import/export practices, privacy and third parties.
CNH Industrial has an averse risk appetite with respect to compliance risks and requires full compliance.

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ENHANCEMENTS TO THE RISK MANAGEMENT PROCESS
The development and implementation of an effective and robust ERM process requires continuous evaluation and improvement. As part of these efforts, CNH Industrial continues to enhance its risk management process, including the ongoing rollout of targeted risk assessments conducted by subject matter experts within the business. These assessments help identify important risk exposures outside of predetermined risk tolerance levels and trigger the execution of new or previously identified risk mitigation activities that are intended to reduce or, in certain cases, eliminate the risk exposures altogether.
INTERNAL CONTROL SYSTEM
The Company has in place an internal control system, based on the model provided by COSO and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing, and monitoring the principal risks to which CNH Industrial is exposed. The system is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information, and compliance with laws, regulations, the Company’s Code of Conduct, policies, and internal procedures.
The system, which has been developed on the basis of international best practices, consists of the following three lines:
▪Management:
1.operating areas, which identify and assess risk and establish specific actions for management of such risk;
2. central functions responsible for risk control, which define methodologies and instruments for managing and monitoring such risk.
▪Internal Audit:
3. conducts independent evaluations of the system in its entirety.

BOARD OF DIRECTORS
Accountability to stakeholders for organizational oversight
Board of Directors roles: integrity, leadership, and transparency
MANAGEMENT
Actions (including managing risk) to achieve organizational objectives
First line roles:
Provision of products/services to clients; managing risk
Second line roles:
Expertise, support, monitoring and challenge on risk-related matters
INTERNAL AUDIT
Independent assurance
Third line roles:
Independent and objective assurance and advice on all matters related to the achievement of objectives
EXTERNAL ASSURANCE PROVIDERS
KEY:
Accountability, reporting
Delegation, direction, resources, oversight
Alignment, communication coordination, collaboration

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Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting
CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided by COSO, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (Governance & Culture; Strategy & Objective-Setting; Performance; Review & Revision; and Information, Communication, & Reporting) in achieving those objectives.
CNH Industrial – which is listed on the NYSE and, consequently, is subject to Section 404 of the U.S. Sarbanes-Oxley Act since 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.
The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:
▪identification and evaluation of the source and probability of significant errors in elements of financial reporting;
▪assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and
▪verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.
Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

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CORPORATE GOVERNANCE

INTRODUCTION
CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination with Fiat Industrial S.p.A. and CNH Global N.V. consummated on September 29, 2013 (the “Merger”). CNH Industrial qualifies as a foreign private issuer under the rules and regulations of the SEC and the New York Stock Exchange (“NYSE”) Listing Standards. Its common shares are listed on the NYSE and on the Mercato Telematico Azionario (“MTA”), managed by Borsa Italiana S.p.A.
CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch Corporate Governance Code (the “DCGC”), which contains principles and best practice provisions that regulate relations between the board of directors of a listed Dutch company and its shareholders. In accordance with the NYSE Listed Company Manual, CNH Industrial as a listed company and foreign private issuer is permitted to follow home country practice with regard to certain corporate governance standards, whereas with respect to other corporate governance standards it is bound to comply with certain other provisions of the NYSE Listed Company Manual.
The DCGC is focused on companies with a two-tier governance structure. Since the Merger; however, the Company has adopted (as permitted by the DCGC) a one-tier governance structure. This choice of a one-tier governance structure necessitated the implementation of certain governance solutions that are not typical of two-tier board frameworks (see Chapter 5 of the DCGC).
In this Annual Report CNH Industrial discusses its overall corporate governance structure. The Company discloses in this Annual Report, and intends to disclose in its future annual reports, any material departure from the best practice provisions of the DCGC.
BOARD OF DIRECTORS
Pursuant to CNH Industrial’s Articles of Association (“Articles of Association”), the Board of Directors may have three or more members. The current slate of Directors was appointed by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”) on April 16, 2020. Pursuant to Article 13(3) of the Articles of Association, the term of office of all Directors shall be for a period of approximately one year after appointment, such period expiring on the day the first AGM is held in the following year. Accordingly, the term of office of the current Board of Directors expires on April 15, 2021, the anticipated date of the Company’s next AGM at which shareholders will appoint the Company’s Directors. Each Director may be re-appointed at any subsequent AGM.
The Board as a whole has collective responsibility for the strategy of the Company. During 2020, the Board reviewed and discussed with management, among other things, the Company's updated Strategic Business Plan, the impact of the COVID-19 pandemic on Company operations and the Strategic Business Plan, and the long-term value creation strategies of all of the Company’s individual business segments and regions.
The Non-Executive Directors believe that in consideration of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the worldwide presence of its business, the Board of Directors should be composed of individuals with skills, experience and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues, as well as the industrial and financial sectors. An adequate and diversified mix of skills, expertise and other diversity factors (such as gender, race, ethnicity, and country of origin or nationality) are necessary prerequisites to achieve a Board having the appropriate diversification and collegial capabilities. There should also be an appropriate balance between the number of Executive Directors and Non-Executive Directors. Moreover, independent Directors have an essential role in protecting the interests of all stakeholders. Their contribution is also necessary for the proper composition and functioning of the Board Committees, whose advisory functions include preliminary examination and formulation of proposals relating to areas of potential risk, such as prevention of potential conflicts of interest. In addition, with regard to diversity, it is generally recognized that more diverse boards are more effective in performing their monitoring and advisory activities, due to the variety of professional experience, perspectives, insights, skills and connections to the outside world that diversity can add. While the Board believes its members are reasonably diverse, it recognizes that more can be done. Accordingly, the Board will continue to actively seek diverse candidates for possible appointment to the Board. The Board has, however, elected not to adopt explicit diversity targets. The Board has in the past and expects to continue to utilize the services of executive search firms to assist in the identification of qualified and diverse candidates for nomination for appointment to the Board.

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BOARD MEMBER SKILLS AND ATTRIBUTES

Name	BORN IN	DIRECTOR SINCE	GEO-GRAPHIC DIVERSITY	GOVERNANCE, LEGAL, AND BOARD EXPERTISE	FINANCIAL AND ACCOUNTING	CONSUMER DISCRETIONARY	CONSUMER STAPLES	INDUSTRIALS & MATERIALS	TELECOM & IT	ACADEMIC POSITIONS	CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	HEALTH CARE	(FORMER) CHAIRPERSON /CEO	MANDATES IN OTHER COMPANIES
SUZANNE HEYWOOD	1969	2016	UK	●	●	●		●			●		●	–
HOWARD W. BUFFETT	1983	2020	US	●		●		●		●	●			–
TUFAN ERGINBILGIC	1959	2020	UK	●	●	●	●	●	●			●		1
LÉO W. HOULE	1947	2013	CA	●	●	●		●	●					–
JOHN LANAWAY	1950	2013	US	●	●	●		●	●					–
ALESSANDRO NASI	1974	2019	IT	●	●			●						2
LORENZO SIMONELLI	1973	2019	US	●	●	●	●	●					●	2
VAGN SØRENSEN	1959	2020	UK	●	●	●		●	●				●	3
JACQUELINE A. TAMMENOMS BAKKER	1953	2013	UK	●	●		●	●	●		●			3
JACQUES THEURILLAT	1959	2013	ES	●	●			●				●	●	3

SKILLS

GENDER

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OVERVIEW

SKILLS AND EXPERIENCES

Skill / experience	Share
GOVERNANCE, LEGAL, AND BOARD EXPERTISE	100%
FINANCIAL AND ACCOUNTING	90%
CONSUMER DISCRETIONARY	70%
CONSUMER STAPLES	30%
INDUSTRIALS & MATERIALS	100%
TELECOM & INFORMATION TECHNOLOGY	50%
ACADEMIC POSITIONS	10%
CHARITABLE AND ENVIRONMENTAL ENGAGEMENT	30%
HEALTH CARE	20%
(FORMER) CHAIRPERSON /CEO	40%

AGE, TENURE AND GENDER

AGE

35-55 YEARS	56-65 YEARS	66+ YEARS
40%	30%	30%

TENURE

+5 YEARS	2-4 YEARS	<2 YEARS
50%	20%	30%

GENDER

WOMEN	MEN
20%	80%

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Considering the foregoing factors and the attributes of the individual Directors, the Board of Directors considers itself a reasonably diverse body, well-suited to fulfilling its duties. None of the members of the Board of Directors has a familial relationship with any other Director. The Governance and Sustainability Committee periodically assesses the skills, experience and other attributes of the individual Directors with a view toward ensuring an appropriate level of diversity and ensuring the Directors have the necessary expertise to fulfill their respective duties. In 2020, the Governance and Sustainability Committee conducted such an assessment in connection with its evaluation of candidates to be recommended to the Board for nomination of (re)appointment as a Director.
The Composition of the Board of Directors: Guidelines are available on the Company’s website, www.cnhindustrial.com.
The Board of Directors is currently composed of one Executive Director (i.e., who has been granted the title “Chair” and, for the majority of 2020, also served as acting “Chief Executive Officer”), having responsibility for the day-to-day management of the Company, and nine Non-Executive Directors, who have responsibility with respect to the Board’s oversight function. Under Article 16 of the Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the Executive Directors to whom the title Chair or Chief Executive Officer has been granted. Eight Directors (80%) qualified as independent under the NYSE Listing Standards and best practice provision 2.1.8 of the DCGC. The composition of the Non-Executive Directors is such that they are able to operate independently and critically with respect to one another, the Executive Directors, and any other particular interest involved; and in accordance with best practice provision 2.1.7 of the DCGC.
Pursuant to Article 14(2) of the Articles of Association, the Chairperson of the Board of Directors as referred to by law shall be a Non-Executive Director with the title “Senior Non-Executive Director”. On April 16, 2020 the Board of Directors appointed Mr. Léo W. Houle as Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the DCGC. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees.
On September 9, 2013, the Board of Directors of the Company appointed the following internal committees: (i) an Audit Committee, (ii) a Compensation Committee, and (iii) a Governance and Sustainability Committee.
On certain key industrial matters, the Board of Directors is advised by the Company's Senior Leadership Team ("SLT", formerly Global Executive Committee, “GEC”). The SLT is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters.
All Board members are expected to attend not less than 75% of all Board and Committee meetings. In addition, Non-Executive Directors are limited to being on not more than four (4) boards of other public companies.
The Board met fourteen times during 2020. The following chart shows the 2020 Board members and their attendance at Board meetings.

Board Member	Heywood	Houle	Buffett	Erginbilgic	Lanaway	Nasi	Simonelli	Sørensen	Tammenoms Bakker	Theurillat
Attendance %	100%	100%	100%	100%	93%	100%	86%	100%	100%	93%
The Directors consider the evaluation of the Board, its Committees and members to be an important aspect of corporate governance. Each year, under the oversight of the Governance and Sustainability Committee and with the assistance of the Corporate Secretary, the Board undertakes an annual evaluation of its own effectiveness and performance, and that of the Committees and individual Directors. In 2020 the evaluation of the Board and its Committees consisted of a self-assessment by each of the directors facilitated by a written questionnaire. The questionnaire covers key functions such as composition of the Board, collegiality, information, oversight and involvement, and effectiveness of the Committees, and are designed to promote a robust and comprehensive performance assessment discussion. The Chair met with each of the Directors to discuss the performance of the Board, the Committees, and individual directors. The Board of Directors discusses the results of such performance assessment, in executive session, and agrees upon actions to take advantage of identified opportunities for improvement. On the recommendation of the Governance and Sustainability Committee, the Board intends to periodically engage a third party to facilitate the annual performance assessment.
The current composition of the Board of Directors is the following:
▪Suzanne Heywood, Chair (Executive-Director)
Suzanne Heywood was appointed Chair of CNH Industrial N.V., in July 2018. From March 2020 to January 2021, she was also Acting Chief Executive Officer. Lady Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Suzanne co-led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at

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Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member), the Chair of Shang Xia, a non-executive director of Chanel, a director of the Royal Opera House (where she is Deputy Chair and also stood in as Acting Chair during most of 2020) and of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.
▪Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Jacqueline Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Ms. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989, she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999, she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006, she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Boskalis (NL) and, Groupe Wendel (FR). Previously she was a Board member of Vivendi (FR) (2010-2014), Tesco PLC (U.K.) (2009-2015) and Unibail Rodamco Westfield (FR) (2015-2020), and Chair of the Van Leer Group Foundation (2011-2020). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.
▪Howard W. Buffett, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Howard W. Buffett was appointed Director of CNH Industrial in April 2020. He is a Professor and Research Scholar at Columbia University’s School of International and Public Affairs in New York, U.S.A., with research focused on strategies for effective economic development in distressed communities. Previously he was a Professor of Practice at the College of Agricultural Sciences and Natural Resources at the University of Nebraska-Lincoln, U.S.A. Earlier in his career, Howard W. Buffett was the Executive Director of the Howard G. Buffett Foundation. He also held a variety of roles in the U.S. government, including in the U.S. Department of Defense, where he oversaw economic stabilization and redevelopment programs in Iraq and Afghanistan. For his work in Afghanistan, he received the Joint Civilian Service Commendation Award. Howard W. Buffett also served as Policy Advisor for the White House Domestic Policy Council and in the Office of the Secretary at the U.S. Department of Agriculture. Howard W. Buffett serves on a number of Corporate Boards and Advisory Boards including Toyota Motor North America, Inari Agriculture, REEF Technology, KDC Ag and S2G Ventures. He chairs the Advisory Council for Harvard University’s International Negotiation Program and serves on a number of nonprofit Advisory Boards, including the Daugherty Water for Food Global Institute, the Learning by Giving Foundation, and the Chicago Council on Global Affairs Food and Agriculture Expert Advisory Group. Howard W. Buffett is also a former Term Member of the Council on Foreign Relations. A bestselling author, Howard W. Buffett holds a Bachelor of Science in Communications Science and Political Science from Northwestern University, U.S.A. and a Master’s in Public Policy and Administration in Advanced Management and Finance from Columbia University, U.S.A. Born in 1983, U.S. citizenship. Date of first appointment: April 16, 2020.
▪Tufan Erginbilgic, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee, Member of the Compensation Committee
Tufan Erginbilgic was appointed Director of CNH Industrial in April 2020. He is a partner at Global Infrastructure Partners (GIP) based in London. In 2014 he became the Chief Executive, Downstream, at BP, the Company’s customer facing arm comprising a diverse portfolio of five core business: Retail, Refining, Aviation, Lubricants and Petrochemicals. Prior to this he was the Chief Operating Officer of BP’s Fuels Business, a position he held until April 2020. In 2009 he became the Chief Operating Officer for the Eastern Hemisphere Fuel value chains and global Lubricant businesses and prior to his move to the Group Chief Executive’s office in 2007, he assumed leadership of BP’s global lubricant business in 2006. In 2004 Mr. Erginbilgic was appointed head of the Company’s European Fuels Business. He joined BP in 1997, holding a

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wide variety of roles in refining and marketing in Turkey, and in various European countries, including the UK. Mr. Erginbilgic started his career with Mobil in 1990. Tufan Erginbilgic serves on the Strategic Advisory Board of the University of Surrey, U.K., and joined the board of DCC PLC in April 2020. Mr. Erginbiglic holds a Bachelor of Science in Engineering degree from Istanbul Technical University, Turkey, a Masters of Business Administration degree from Bosphorous University, Turkey and a Master in Economics degree from Ohio State University, U.S.A. Born in 1959, British and Turkish citizenship. Date of first appointment: April 16, 2020.
▪Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Member of the Governance and Sustainability Committee
Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr. Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.
▪John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee
Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.
▪Alessandro Nasi, Director (Non-Executive Director), Chairperson of the Governance and Sustainability Committee, Member of the Compensation Committee
Mr. Nasi was elected a Director of CNH Industrial N.V. in April 2019. Mr. Nasi started his career as a financial analyst in several banks, gaining experience at Europlus Asset Management, a division of Unicredit in Dublin, Ireland, PricewaterhouseCoopers in Turin, Italy, Merrill Lynch and JP Morgan in New York, U.S.A. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York, USA. Mr. Nasi joined the Fiat Group in 2005 as manager of Corporate and Business Development, heading the APAC division and supporting Fiat Group sectors in Asia Pacific. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH in the role of Senior Vice President of Business Development and from 2009 to 2011 he also served as Senior Vice President of Network Development. In January 2011, he was also appointed Secretary of the Industrial Executive Council of Fiat Industrial, continuing in the role of Executive Coordinator to the successor Group Executive Council of CNH Industrial until January 2019. In 2013 he was appointed President Specialty Vehicles, a role he held until January 2019. Mr. Nasi is a Director of Giovanni Agnelli B.V., Vice Chairman of the Board of Directors of EXOR N.V. and Chairman of Comau. In November 2019, he was appointed a member of the Advisory Board of the Lego Brand Group. In June 2020, Mr. Nasi was appointed a Non-Executive, Independent Director of GVS S.p.A. Mr. Nasi obtained a degree in Economics from the University of Turin. Born in 1974, Italian citizenship. Date of first appointment: April 12, 2019.

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▪Lorenzo Simonelli, Director (Non-Executive Director—independent), Member of the Audit Committee
Lorenzo Simonelli was appointed Director of CNH Industrial in April 2019. He is the Chairman, President and CEO of Baker Hughes, an energy technology company that combines innovation, expertise and scale to provide solutions for energy and industrial customers worldwide. In October 2017 he was named Chairman of the Board of Baker Hughes, and has been President and CEO since the Company’s creation in 2017, where he oversaw the successful merger of GE Oil & Gas with Baker Hughes Inc. In 2013 he was appointed President and CEO of GE Oil & Gas. Previously, Mr. Simonelli served as President and CEO of GE Transportation, a global transportation leader in the rail, mining, marine and energy storage industries. During his five-year tenure, he expanded and diversified GE Transportation by focusing on advanced technology manufacturing, intelligent control systems and a diverse approach to new propulsion solutions. He served as Chief Financial Officer for the Americas for GE Consumer & Industrial, as well as General Manager, Product Management for GE Appliances, Lighting, Electrical Distribution and Motors. Lorenzo Simonelli joined GE’s Financial Management Program in 1994, where he worked on assignments in GE International, GE Shared Services, GE Oil & Gas and Consolidated Financial Insurance. Mr. Simonelli currently serves on the board of c3.ai. He graduated in Business & Economics from Cardiff University, Wales and received a master’s degree honoris causa in Chemical Sciences from the University of Florence, Italy. Born in 1973, Italian, Swiss and British citizenship. Date of first appointment: April 12, 2019.
▪Vagn Sørensen, Director (Non-Executive Director—independent), Member of the Audit Committee
Vagn Sørensen was appointed Director of CNH Industrial in April 2020. He has spent the majority of his executive career in the aviation industry. After a 17-year career with Scandinavian Airlines, where he held the position of deputy CEO, from 2001 to 2006 he served as the CEO of Austrian Airlines. Following this, he has pursued a career as an Independent Director, primarily in the leisure, hotel and aviation sectors. His appointments, however, also encompass additional sectors including software development, telecommunications and heavy machinery. Mr. Sørensen can draw on some 20 years’ experience in private equity, primarily gained with EQT. Mr. Sørensen is currently Chairman of F L Smidth, Air Canada, and Scandlines. He serves as an Independent Director on the Board of Royal Caribbean Cruises. He also sits on the Boards of Parques Reunidos, Unilode Aviation Solutions, VFS Global and is a member of the Board of Trustees of the Rock’n Roll Forever Foundation. Mr. Sørensen has previously been the Chairman of British Midland Airways, Scandic Hotels Group, Automic Software, Bureau van Dijk, Flying Tiger Copenhagen, and KMD. He was a Member of the Supervisory Board of Lufthansa Cargo, Deputy Chairman of DFDS, Chairman of the Association of European Airlines, a Member of the Board of the International Air Transport Association (IATA) and was Chairman of TDC A/S, the Danish incumbent telecommunications operator. Mr. Sørensen attended the Aarhus Business School in Denmark, and obtained a Master of Science degree in Economics and Business Administration. Born in 1959, Danish citizenship. Date of first appointment: April 16, 2020.
▪Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee
Jacques Theurillat is a member of the Boards of Vifor Pharma AG, Mundipharma Ltd., CNH Industrial N.V. and ADC Therapeutics S.A. He is a Partner at Sofinnova Crossover Fund, an investment fund focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately- owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.

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BOARD REGULATIONS
On September 9, 2013, the Board of Directors adopted regulations governing the operations of the Board of Directors and its Committees.
The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.
The Board of Directors can only transact business, including the adoption of resolutions, if a majority of the Directors in office shall be present at the Board meeting or be represented at such meeting.
A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.
The expression in writing shall include any message transmitted by current means of communication.
A member of the Board of Directors may not act as proxy for more than one co-member.
All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.
The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.
The regulations are available on the Company’s website, www.cnhindustrial.com.
THE AUDIT COMMITTEE
The Audit Committee is responsible for, among other things, assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program. The Company has established a separate department for the internal audit function and the head of the internal audit function reports to the Audit Committee, which reviews and approves the annual internal audit plan.
The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Lanaway, Simonelli, and Sørensen, all of whom are non-executive directors. The Audit Committee is appointed by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a Non-Executive Director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE Listing Standards, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the DCGC, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the SEC and best practice provision 2.1.4 of the DCGC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the Company’s independent auditors as well as the Chief Financial Officer, General Counsel, Corporate Secretary and other Company officers attend its meetings.
Each of the members of the Audit Committee are independent. In addition, the Board has designated each of the members of the Audit Committee as a “financial expert”.
During 2020, the Audit Committee, inter alia, reviewed and discussed the annual and quarterly financial statements (and the independent auditors’ review or audit thereof), the key risks and controls relating to the Company’s information systems, the appropriateness and completeness of the Company's system of internal control, the performance of the Company’s internal audit function, the performance of the Company’s independent public auditors, legal matters facing the Company, and the implementation and effectiveness of the Company's ethics and compliance program.

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The Audit Committee met ten times during 2020. The following chart shows the 2020 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Theurillat	Lanaway	Simonelli	Sørensen
Attendance %:	100%	80%	90%	86%

THE COMPENSATION COMMITTEE
The Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s Remuneration Policy, (ii) reviewing and recommending for approval the compensation of Executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.
The Compensation Committee currently consists of Messrs. Houle (Chairperson), Buffett, Erginbilgic, Nasi, and Ms. Tammenoms Bakker. All of the members of the Compensation Committee are non-executive directors. The Compensation Committee is appointed by the Board of Directors and is comprised of at least three Directors. No more than one member may be non-independent under the NYSE Listing Standards and the DCGC. The members of the Compensation Committee are appointed for terms of up to two years. Members of the Compensation Committee may be reappointed. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer for the Company and the Corporate Secretary attend its meetings.
Four of the five members of the Compensation Committee are independent.
The Compensation Committee shall meet at least once every year. The Compensation Committee met eight times during 2020. The following chart shows the 2020 Compensation Committee members and their attendance at Committee meetings.

Compensation Committee Member	Houle	Buffett	Erginbilgic	Nasi	Tammenoms Bakker
Attendance %:	100%	100%	83%	100%	100%

THE GOVERNANCE AND SUSTAINABILITY COMMITTEE
The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of Executive and Non-Executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) overseeing and evaluating the policies, procedures, and practices related to the environment health and safety of Company employees, (vii) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.
The Governance and Sustainability Committee currently consists of Messrs. Nasi (Chairperson), Buffett, Erginbilgic, Houle, and Ms. Tammenoms Bakker. All members of the Governance and Sustainability are non-executive directors. The Governance and Sustainability Committee is appointed by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent under the NYSE Listing Standards and the DCGC, and none of the members may be Executive Directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years. Members of the Governance and Sustainability Committee may be reappointed.
Four of the five members of the Governance and Sustainability Committee are independent.
The Governance and Sustainability Committee shall meet at least one time every year. The Governance and Sustainability Committee met seventeen times during 2020. The following chart shows the 2020 Governance and Sustainability Committee members and their attendance at Committee meetings.

Governance & Sustainability Committee Member	Nasi	Buffett	Erginbilgic	Houle	Tammenoms Bakker
Attendance %:	100%	100%	92%	100%	100%
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In addition, as described above, the charters of the Audit Committee, Compensation Committee, and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the DCGC. Audit Committee members are also required to qualify as independent under the NYSE Listing Standards and Rule 10A-3 of the Exchange Act.
THE SENIOR LEADERSHIP TEAM
CNH Industrial established the Senior Leadership Team ("SLT", formerly Global Executive Committee, "GEC") to strengthen the quality of the Company’s decision-making and the implementation of its strategy.
The SLT is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters. The Board of Directors remains accountable for the decisions of the SLT and has ultimate responsibility for the Company’s management and external reporting. The SLT is comprised of CNH Industrial’s Chief Executive Officer, and key senior managers.
The SLT is effectively supervised by the Non-Executive Directors of the Board of Directors. For this purpose, the SLT, either directly or through the Executive Directors, provides the Non-Executive Directors with all information the Non-Executive Directors require to fulfill their responsibilities. During 2020, the leaders of various Segments and business units (all SLT members) presented to the Board their operating results, updated strategic business plans, and long-term value creation strategies as well as their top short-term and medium-term operational and strategic risks. The presentations allowed management to articulate their strategies for achievement of their business objectives and mitigation of risks and permitted the Board of Directors to give feedback on management’s plans.
AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS
Details of the remuneration of the Board of Directors and its Committees are set forth under the section Remuneration of Directors. Non-Executive Directors are not awarded remuneration in the form of shares and/or rights to shares (they are paid only in cash) and their compensation is not affected by Company results.
INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS
Pursuant to Article 17 of the Articles of Association, the Company has committed to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in an action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified persons may be entitled otherwise.
CONFLICT OF INTEREST
A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).
In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.
At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision 2.1.8. of the DCGC, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently EXOR N.V. would be considered a significant shareholder.
The Directors shall inform the Board through the Chair or the Corporate Secretary as to all material information regarding any circumstances or relationships that may impact their characterization as "independent", or impact the assessment of their interests, including by responding promptly to the annual director and officer questionnaires circulated by or on behalf of the Chair that are designed to elicit relevant information regarding business and other relationships (the “Formal Annual Assessment”).
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In addition, the Company has adopted a Conflict of Interest Policy that covers the Company’s directors, officers and employees. Under the Policy directors are required to promptly disclose to the Company’s Chief Compliance Officer any conflict of interest (defined as when an individual’s personal interest or activities interferes with, or even appears to interfere with, the interests of the Company). The Chief Compliance Officer is to refer to the Company’s other directors any transaction or potential conflict of interest involving a director. Such other directors are to review the applicable facts and determine whether a conflict of interest exists with respect to such director.
Based on each Director’s Formal Annual Assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination. Each year, the Governance and Sustainability Committee considers, among other things, the Directors’ Formal Annual Assessment and any other disclosures when considering candidates to be recommended to the Board for (re)appointment as Directors. In 2020, the Governance and Sustainability Committee and the Board considered such disclosures in February and determined that no Conflict of Interest existed.
LOYALTY VOTING PROGRAM
Our authorized share capital is €40,000,000 consisting of two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares to be held with associated common shares, each having a par value of one euro cent (€0.01). Our common shares are registered shares represented by an entry in the share register of CNH Industrial. Beneficial interests in our common shares traded on the NYSE are held through the book-entry system provided by DTC and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC.
In connection with the Merger, CNH Industrial implemented a loyalty voting program, pursuant to which the former shareholders of each of Fiat Industrial S.p.A. and CNH Global N.V. were able to elect to receive one CNH Industrial special voting share to be held only with each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the loyalty voting program. The CNH Industrial common shares held by shareholders that elected to participate in the loyalty voting program had their common shares registered in the Company's Loyalty Register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to participate in the loyalty voting program, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on the Company’s website (www.cnhindustrial.com).
Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting program by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares to be held with associated common shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to hold one special voting share for each such Qualifying Common Share the shareholder continues to hold. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his, her or its entitlement to hold a corresponding number of special voting shares.
A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes associated with the loyalty voting shares corresponding to its previously Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant common shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be surrendered to CNH Industrial for no consideration.
CNH Industrial’s common shares are freely transferable. Special voting shares are not admitted to listing and are transferable only in very limited circumstances and only along with the common shares to which they are associated. Any transfer of common shares that are registered on the Loyalty Register will trigger the de-registration of such common shares from that register and any associated special voting shares will automatically be surrendered to CNH Industrial for no consideration.
The purpose of the loyalty voting program is to grant long-term CNH Industrial shareholders an extra voting right as qualifying shareholders are entitled to exercise an additional vote through the common share and the associated special voting share held. However, under Dutch law, the special voting shares cannot be excluded from economic entitlements. As a result, in accordance with the Articles of Association, holders of special voting shares are entitled to a
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minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary. No distribution has been made from this reserve. The special voting shares do not have any other economic entitlement.
Section 10 of the special voting share terms and conditions includes liquidated damages provisions intended to discourage any attempt by participants in the loyalty voting program to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
Pursuant to Section 12 of the special voting share terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.
A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the Directors, Executive Directors or Board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of the Articles of Association. A change of control will trigger the de-registration of the applicable Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to such Qualifying Common Shares.
GENERAL MEETING OF SHAREHOLDERS
At least one general meeting of Company shareholders shall be held every year, which meeting shall be held within six months after the close of the prior financial year. In addition, general meetings of shareholders shall be held in the situations referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chair, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.
Shareholders solely or jointly representing at least ten percent (10%) of the Company’s issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with. If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of the Company’s shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he/she is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.
General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairperson, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.
All convocations of meetings of shareholders and all announcements, notifications and communications to Company shareholders shall be made by means of an announcement on the Company’s website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the Articles of Association, may be either included in the notice (referred to in the preceding sentence) or, to the extent provided for in such notice, on the Company’s website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.

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Convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the Company for this purpose. The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law.
An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant shareholder’s request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.
The agenda of the Annual General Meeting shall contain, inter alia, the following items:
a)adoption of the Company’s annual accounts;
b)granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;
c)the policy of the Company on additions to reserves and on dividends, if any;
d)as required by Dutch law, the Company's Remuneration Policy;
e)if applicable, the proposal to pay a dividend;
f)if applicable, discussion of any substantial change in the corporate governance structure of the Company;
g)the appointment of Directors; and
h)any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.
The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must provide shareholders with details of the overriding interest.
When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth (28th) day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective of whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Company shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.
The general meeting of shareholders shall be presided over by the Senior Non-Executive Director or, in his/her absence, by the person chosen by the Board of Directors to act as chairperson for such meeting.
One of the persons present designated for that purpose by the chairperson of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairperson of the meeting and the secretary and signed by them in witness thereof.
The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.
If an official notarial record is made of the business transacted at the shareholders’ meeting, then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company's expense.
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time mentioned in the convening notice. At the latest, this notice must be received by the Board of Directors on the day specified in the convening notice.
Shareholders and those permitted by law to attend the shareholders’ meeting may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney and any such additional rules shall be mentioned in the notice of the meeting.
The Company, as a foreign private issuer, is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.

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The chairperson of the meeting of shareholders shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.
Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, stating his/her/its name and, to the extent applicable, the number of votes to which he/she/it is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting shall also be stated. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairperson of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he/she considers this desirable with a view to the orderly conduct of the meeting.
Every share (whether common or special voting) shall confer the right to cast one vote.
Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.
All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified.
Blank votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairperson of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
Voting by acclamation shall be permitted if none of the shareholders present objects.
No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.
Without prejudice to the other provisions of the Articles of Association, the Company shall determine for each resolution passed:
a.the number of shares on which valid votes have been cast;
b.the percentage that the number of shares as referred to under a. represents in the issued share capital;
c.the aggregate number of votes validly cast; and
d.the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.
ISSUANCE OF SHARES
The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.
The general meeting of shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance of shares, with due observance of what has been provided in relation thereto in the law and in the Articles of Association.
If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation

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may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.
For a period of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018, to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association.
For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company.
In the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class; provided, however, that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any Company equity incentive or compensation plan.
The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the Board of Directors if it has been designated to do so by the general meeting of shareholders and provided the Board of Directors has also been authorized to resolve on the issuance of shares of the company.
At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant to the share issuance authorization described above.
A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.
The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association, within what period the right of pre-emption may be exercised.
PRINCIPAL OFFICE AND HOME MEMBER STATE
The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.
The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom.
The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.
The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).
CULTURE
The Board is responsible for creating and fostering a culture aimed at long-term value creation for the Group and all of its stakeholders. Operating in compliance with all applicable laws and consistent with the Company’s values and expectations is critical to creating such a culture. Accordingly, to clarify and make explicit the Company’s values and expectations, in 2014 the Board adopted the Company’s code of conduct (which was renewed and updated in 2019, the “Code of Conduct”) and the Company issued its Supplier Code of Conduct, both of which are discussed below. In addition, the Company established a compliance and ethics program that is overseen by the Global Compliance and Ethics Committee (“GCEC”). The members of the GCEC include the: Chief Executive Officer, Chief Financial Officer, head of Internal Audit, Corporate General Counsel, Chief Compliance Officer (“CCO”), Chief Information Officer, President of the Financial Services segment, head of the Human Resources function, and Chief Strategy, Talent, ICT and Digital Officer. The GCEC meets at least quarterly to, among other things, review and discuss compliance and

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ethics trends and topics, review and discuss compliance risk assessments, discuss compliance-related training to be deployed, consider the need for new or modified compliance-related corporate policies, and review matters submitted to the Company’s Compliance Helpline (see below) and related investigations. The extent to which each employee complies with and promotes such culture and values is assessed each year through, among other things, the Company’s performance assessment process.
CODE OF CONDUCT
On July 31, 2014, the Board of Directors adopted the Company's Code of Conduct that describes the Company’s values that contribute to a culture focused on long-term value creation. The Company periodically reviews and updates the Code of Conduct to ensure it is consistent with applicable laws and best practices. In September 2019 the Board of Directors adopted the current revised and updated version of the Code of Conduct. The Code of Conduct forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, officers, employees, consultants and business “partners” are required to observe. The Code of Conduct covers topics such as the environment, health and safety, antitrust/competition, anti-corruption, data privacy, management of human resources, communities and respect of human rights.
The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the principles set forth in the Code of Conduct.
In addition, in 2015 the Company issued its Supplier Code of Conduct, which includes the Company’s guidelines and expectations for suppliers with regard to such areas as labor and human rights, the environment, trade restrictions and export controls, business ethics and anti-corruption, and reporting matters to the Company.
The Code of Conduct is available in 19 languages on the Corporate Governance section of the Company’s website, (www.cnhindustrial.com), and on the Company's intranet site.
The Supplier Code of Conduct is available on the Suppliers section of the Company’s website and on the Company's intranet site and is available in nine languages.
The Company has established dedicated channels of communication to enable CNH Industrial’s employees, customers, suppliers, and other third parties to report alleged irregularities of a general, operational, and financial nature with the Company. The Company’s Compliance Helpline is a global reporting tool available in 14 languages and is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or in person to a manager or other Company representative. Company employees are required to report compliance issues. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective and/or disciplinary actions.
The Group’s ethics and compliance program is managed by the Global Compliance function. The Company’s CCO manages the Global Compliance function and reports to the Company’s Chief Executive Officer. In addition, the CCO reports on (at least) a quarterly basis to the Audit Committee. The CCO’s reports to the Audit Committee include such things as compliance training and communications activities, material compliance and ethics trends and topics, matters reported to the Compliance Helpline, the status of material investigations, and the effectiveness of the compliance and ethics program. The Global Compliance function is responsible for, among other things, maintaining the Code of Conduct, creating and deploying compliance training, managing the Compliance Helpline (including investigating reported matters), creating and maintaining compliance-related corporate policies, and assessing legal and compliance risks and working with stakeholders to develop policies, procedures and controls to effectively manage such risks.
The Group’s Code of Conduct is supplemented by additional corporate policies, guidelines and procedures that provide greater detail than is contained in the Code of Conduct. Corporate policies cover areas of higher risk given the nature and extent of the Company’s business such as: conflicts of interest, bribery and corruption, antitrust/competition law, international trade compliance, and data privacy. Each year certain categories of employees (i.e. those deemed to have responsibilities presenting potentially greater risk to the Company) are required to certify that (1) they have read and understand the Code of Conduct and the Company’s Conflict of Interest Policy, and (2) they have not violated, and are not aware of a violation of, the Code of Conduct or the Conflict of Interest Policy.
RESPECT FOR HUMAN RIGHTS
CNH Industrial respects and promotes human rights in line with national laws, the fundamental Conventions of the International Labour Organization (ILO), the UN’s Universal Declaration of Human Rights, and the OECD Guidelines for Multinational Enterprises. In addition to setting out principles of professional conduct, the Company’s Code of Conduct also underscores the importance of respect for the individual.
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The Company is committed to ensuring respect for fundamental human rights wherever it operates and seeks to promote respect for these principles by others where it has an influence, particularly among contractors, suppliers, and other entities and individuals with whom it has a business relationship. The Company will not establish or continue a relationship with an entity or individual that refuses to respect the principles of its Code of Conduct.
CNH Industrial monitors respect for human rights both internally, through the Internal Audit function, and for suppliers, through an annual assessment process. In 2020, approximately 46,920 Company employees have been involved in the analysis, including 14 countries in Europe, South America and Rest of World and 1,170 suppliers have been assessed worldwide, representing 73% of direct material purchases.
The Company seeks to implement a variety of measures (e.g. training activities) to help employees understand and address human rights issues in the course of their work. In 2020, online training on human rights and other Code of Conduct aspects was delivered to all of CNH Industrial’s Board of Directors and SLT members, as well as to approximately 24,190 employees. Moreover, specific human rights courses focusing on sexual harassment was delivered to approximately 23,720 employees worldwide.
ANTI-CORRUPTION AND BRIBERY
CNH Industrial’s commitment to doing business with integrity means avoiding corruption in any form, including bribery, and complying with the anti-corruption laws of all countries in which it operates.
CNH Industrial has adopted and implemented an Anti-Corruption Policy, which is distributed to all Company employees and senior management across all geographical areas and is available on the Company’s intranet portal in 19 languages. The Company also provides corruption prevention training using both online and scenario-based classroom training.
CNH Industrial’s Internal Audit function verifies, among other things, corruption prevention processes and controls. The results of such internal audits are submitted to both the Company’s Audit Committee and senior management, in order to enable them to take action when an opportunity to improve internal controls is identified. In 2020, no substantiated reports of bribery or corruption were reported to the Company through the Compliance Helpline or otherwise. In addition, Internal Audit activities did not identify bribery or corruption problems or issues. The Company also investigates and tracks, among other things, all corruption allegations to evaluate the need for additional controls and training, and surveys all employees annually, reminding them of their obligation to report compliance issues.
In addition, the Company’s Supplier Code of Conduct sets forth the Company’s expectations with respect to all suppliers. The Supplier Code of Conduct prohibits any form of bribery, “kickbacks”, or any other improper payment (of cash or anything of value) to a third party to obtain an unfair or improper advantage.
COMMUNITY RELATIONS
As stated in the Code of Conduct, CNH Industrial is aware of the potential direct and indirect impact of its decisions on the communities in which it operates. For this reason, the Company promotes an open dialogue to ensure that the legitimate expectations of local communities are taken into consideration, and voluntarily endorses projects and activities that encourage their economic, social, and cultural development. Moreover, CNH Industrial acts in a socially responsible manner by respecting the culture and traditions of each country, and by operating with integrity to earn the trust of the community.
The individual Segments or brands, in consultation with local management, decide which projects to support based on actual local needs, maximizing open dialogue with local stakeholders and collecting their suggestions for improvement. They also decide whether to act directly or through partnerships with local institutions and organizations working in the social sphere.
The CNH Industrial Community Investment Policy, available on the Company's website, ensures that activities are managed consistently, identifying methods and defining areas of application at a global level.
In 2020, resources allocated by CNH Industrial to communities were valued at approximately $6.98 million.
In addition, CNH Industrial strives to respond rapidly to the needs of people affected by natural disasters. The Company channels resources (vehicles and financial and technical support) to aid impacted communities, and coordinates employees who want to voluntarily assist in relief efforts.
RELATED PARTY TRANSACTIONS POLICY
The Company adopted a Related Party Transactions Policy to ensure that all the transactions with related parties (as defined in compliance with IAS 24 and ASC 850) shall be subject to proper review, approval or ratification, as the case may be, in accordance with certain procedures set forth by the Company to ensure full transparency and substantive and procedural fairness.

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INSIDER TRADING POLICY
On September 9, 2013, the Board of Directors adopted an Insider Trading Policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities or the securities of any third party to the extent that such person acquires material non-public information in relation to that third party, or the financial instruments of that third party, as a result of such person’s employment with, or service to, the CNH Industrial Group. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.
The Insider Trading Policy is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.
MARKET ABUSE REGULATION (MAR)
On July 3, 2016, the Market Abuse Regulation (Regulation (EU) No 596/2014, “MAR”) entered into force in the EU replacing the existing rules in the different European countries originated by the implementation of an EU directive issued in 2003.
The focus of MAR is the prevention of any form of insider dealing (including attempted insider dealing and recommending or inducing another to engage in insider dealing), market manipulation (including attempted market manipulation), and unlawful disclosure of inside information (“Inside Information”).
In the field of prevention of insider dealing, the MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under the MAR, persons discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments.
DISCLOSURE OF INSIDE INFORMATION
Inside Information, as defined under the MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to publicly disclose such Inside Information without delay. This disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under the MAR disclosing to the public the relevant Inside Information. Delay in disclosure of Inside Information to the public is allowed on issuer’s own responsibility provided that all of the following conditions are met: (i) immediate disclosure is likely to prejudice the legitimate interests of the issuer or emission allowance market participant, (ii) delay of disclosure is not likely to mislead the public, and (iii) the issuer or emission allowance market participant is able to ensure the confidentiality of that information.
INSIDERS LISTS
Pursuant to Article 18 of the MAR, CNH Industrial as well as persons acting on its behalf or for its account, shall draw up in accordance with a precise electronic format and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. CNH Industrial shall transmit the Insider list to the relevant competent authority, upon its request.
PUBLIC TENDER OFFERS AND PRIVATE BIDS
Any offer launched for CNH Industrial’s common shares (and /or for financial instruments linked to such common shares) and bonds with respect to both voluntary and mandatory public tender offers shall be managed in compliance with applicable laws and regulations, relevant provisions and with any requirement imposed by/or subject to national relevant authority’s supervision, in particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer.
If and when occurring, CNH Industrial will respond appropriately to any potential future private bid considering the circumstances of such matter at the relevant time.
DISCLOSURES PURSUANT TO DECREE IMPLEMENTING ARTICLE 10 EU-DIRECTIVE ON TAKEOVERS
In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:
a.    For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 21 “Equity” to the Consolidated Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares

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comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Program” of this Annual Report. As at December 31, 2020, the issued share capital of the Company consisted of 1,364,400,196 common shares, representing 77% of the aggregate issued share capital and 396,474,276 special voting shares, representing 23% of the aggregate issued share capital.
b.    The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.
c.    For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of shareholders who are known to the Company to have holdings of 3% or more.
d.    No special control rights or other rights accrue to shares in the capital of the Company.
e.    Current equity incentive plans adopted by the Company are administered by the Compensation Committee.
f.    No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.
g.    The Company is not aware of the existence of any agreements with shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.
h.    The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of shareholders has the power to dismiss any member of the Board of Directors at any time.
The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.
i.    The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018 to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association. For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company. At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been also authorized by the shareholders as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant the share issuance authorization described above.
The Board of Directors is authorized to acquire special voting shares in the capital of the Company for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the Articles of Association of the Company.
j.    The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as
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it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a credit rating downgrade.
k.    Under the terms of the CNH Industrial EIP and the terms of engagement entered into with certain executive officers, executives may be entitled to receive severance payments of up to one (1) times their annual cash compensation and accelerated vesting of awards under plans issued under the CNH Industrial EIP if, within twenty-four (24) months of a Change of Control (as defined therein), the executive’s employment is involuntarily terminated (other than for Cause -as defined therein-) by the relevant entity of the CNH Industrial group or is terminated by the participant for Good Reason (as defined therein).
SUSTAINABILITY PRACTICES
CNH Industrial is committed to operating in an environmentally and socially-responsible manner, creating long-term value for all its stakeholders. For this purpose, the Company has a robust Governance model, to manage all its operations in an ethical and transparent way. Sustainability in CNH Industrial is a way of doing business and it involves every area, function and employee within the organization.
The main tools of the sustainability management system are: the materiality analysis, which defines social and environmental priorities; approximately 200 KPIs, which are used to help monitor sustainability performance; the Sustainability Plan, which tracks commitments; and the annual Sustainability Report.
For further details see the previous section on “Our Commitment to Sustainable Development and Long-term Value Creation”.
COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE
While CNH Industrial endorses the principles and best practice provisions of the DCGC, its current corporate governance structure deviates from the following best practice provisions, only with respect to minor aspects as follows:
▪Under best practice provision 5.1.3, the chairman of the management board should be an independent Director. CNH Industrial has adopted a one-tier governance structure with two Executive Directors and, in accordance with section 14(2) of the Articles of Association, the Board has granted to them, respectively, the title of ‘Chair’ and ‘Chief Executive Officer’. The Board has entrusted to an independent Director the duties attributed by the DCGC to the chairman of the management board in one-tier companies (or to the chairman of the supervisory board in two-tier companies). The Board has granted to such independent Director the title of ‘Senior Non-Executive Director’ (so as to distinguish such Director from the Chairperson of the Company, who is an Executive Director). As a consequence, despite the difference in corporate titles, the Company believes it complies with best practice provision 5.1.3, as the current Senior Non-Executive Director satisfies the requirements described in best practice provision 5.1.3 of the DCGC.
▪CNH Industrial deviates from best practice provision 2.3.4 in that the Senior Non-Executive Director (who is independent) is the chairman of the Compensation Committee, whereas the DCGC provides that the persons who chairs the board meeting should not assume the role of chairman of the remuneration committee. The Company believes that such duplication of role enhances the effectiveness of the Senior Non-Executive Director and is consistent with the intent of best practice provision 2.3.4.
▪The Board has not appointed a vice-chairman in the sense of best practice provision 2.3.7 of the DCGC. Since the Company adopted a one-tier governance structure with a single management board comprised of Executive Directors and Non-Executive Directors, the Board has granted the title of ‘Chairperson’ to one Executive Director and designated as ‘Senior Non-Executive Director’ one of the Non-Executive Directors. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. Furthermore, the Board Regulations provide that in the absence of the Senior Non-Executive Director any other Non-Executive Director chosen by a majority of the Directors present at a meeting shall preside at meetings of the Board of Directors. The Company considers the above sufficient to ensure that the role and function assigned by the DCGC to the vice-chairman is properly discharged.
▪Pursuant to best practice provision 4.1.8 of the DCGC, every Executive and Non-Executive Director nominated for appointment should attend the Annual General Meeting at which votes will be cast on his/her nomination. Since, pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year, all members of the Board of Directors are nominated for (re)appointment each year. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the Company's general meeting of shareholders is well informed in respect of the nominees for (re)appointment
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and in practice only the Executive Directors, and Non-Executive Directors nominated for the first time for appointment to the Board, will therefore attend the Annual General Meeting.
▪The Company does not have a retirement schedule as referred to in paragraph 2.2.4 of the DCGC. Pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed on the NYSE, it also relies on certain U.S. governance requirements and practices, one of which is the reappointment of Directors at each Annual General Meeting of Company shareholders.
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Statement by the Board of Directors
Based on the assessment performed, the Board of Directors believes that, as of December 31, 2020, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective and that (i) the Board Report provides sufficient insights into any material weakness in the effectiveness of the internal risk management and control systems. This is discussed in section “Internal Control System”; (ii) the internal risk management and control systems are designed to provide reasonable assurance that the financial reporting does not contain any material inaccuracies. This is discussed in section “Internal Control System”; (iii) based on the current state of affairs, it is justified that the Group’s and the Company’s financial reporting is prepared on a going concern basis. This is justified by the discussion in the Notes to the Consolidated Financial Statements and in the Notes to the Company Financial Statements; and (iv) the Board Report states those material risks and uncertainties that are, in the Board of Director’s judgment, relevant to the expectation of CNH Industrial’s continuity for the period of twelve months after the preparation of the Board Report. Refer to section “Risk Factors”.

March 3, 2021

Suzanne Heywood
Chair

Responsibilities in respect of the Annual Report
The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Board Report, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“EU-IFRS”).
In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Board Report provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

March 3, 2021

The Board of Directors

Suzanne Heywood
Léo W. Houle
Howard W. Buffett
Tufan Erginbilgic
John Lanaway
Alessandro Nasi
Lorenzo Simonelli
Vagn Sørensen
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

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REMUNERATION REPORT
Our objective is to provide our stakeholders each year with clear and comprehensive disclosure of the Company’s executive compensation policies and decisions during the year with respect to our executive and non-executive directors, through our Remuneration Report. This year’s report explicitly recognizes the extraordinary challenges we faced in 2020 and how those extraordinary challenges impacted executive compensation.
Business Context
The COVID-19 pandemic, as was the case for most businesses, had a sudden and dramatic impact on our operations. By the beginning of the second quarter, many of our manufacturing plants were closed as the pandemic quickly spread throughout the world. The Senior Leadership Team rapidly shifted its focus to the following three priorities: (1) safeguarding the health and safety of our employees, (2) ensuring business continuity, and (3) supporting dealers, customers, suppliers, and the communities where we operate. While our financial results were lower than the prior year due to the global pandemic, decisive leadership enabled us to protect our employees and mitigate the impact on the Company and other stakeholders. Our depots remained open throughout the pandemic to support our customers with their critical service parts needs, and customer service continued with existing and expanded digital infrastructure for product support. We held our solid liquidity position as we took actions to preserve cash, while carefully and safely carrying out our operations to contain costs, optimize processes and manage our supply base to meet customer needs.
Change in Executive Directors in 2020
As challenging as managing a crisis during a global pandemic is on its own, CNH Industrial also faced a change in our Executive Director leadership early in the year. On March 22, 2020, Hubertus Mühlhäuser stepped down as Chief Executive Officer, and, with immediate effect, Suzanne Heywood added the role of Acting Chief Executive Officer to her role as Executive Chair of the Company’s Board of Directors. With Suzanne’s knowledge and deep commitment to our businesses gained as Chair, she successfully led the Company through the extraordinary challenges of 2020, as the sole Executive Director. On November 17, 2020, the Board announced that Scott Wine would join CNH Industrial as the new Chief Executive Officer effective January 4, 2021. Suzanne Heywood remains in her on-going role of Executive Chair.
This change in top leadership was seamless and did not disrupt our operations. Suzanne expertly led the organization, bringing the Senior Leadership Team closer together to effectively work through the year’s many challenges and advanced many of our strategic initiatives we outlined in the Company's Strategic Business Plan. In addition, Suzanne worked diligently with the Governance & Sustainability Committee to successfully recruit an extremely high caliber candidate to serve as the Company’s next Chief Executive Officer, Scott Wine.
On behalf of the rest of the Compensation Committee members (veteran committee members, Jacqueline Tammenoms Bakker and Alessandro Nasi, and the two new members we welcomed in 2020, Howard W. Buffett and Tufan Erginbilgic), I would like to express our appreciation for Suzanne’s leadership and accomplishments delivered in 2020, both as Chair and Acting Chief Executive Officer.
Positioned stronger for the future
This particularly difficult and demanding year impacted our executive remuneration actions. We believe the remuneration decisions taken in 2020 are sound investments in our leadership that will allow us to forge ahead with the Company’s ambitious plans and be able to fully realize our very promising long-term growth potential as set forth in our Company strategy. In the spirit of transparency that we strive for in our disclosures, we have also included, at the end of this Remuneration Report, the 2021 target compensation for both the Chairperson and the new CEO.
I want to acknowledge and sincerely thank my fellow directors for their support for the Company. All directors generously agreed to waive their compensation from the date of the annual general meeting of shareholders in April through the end of the year. Suzanne, in addition to forgoing her Chairperson fees for the same period as the other directors, agreed to waive 50% of her compensation as Acting Chief Executive Officer for three months. These actions sent a strong signal to our employees that all of us are in it together – committed to seeing the Company through the storm of the global pandemic.
With this, I present to you our 2020 Remuneration Report.
Sincerely,
Léo Houle
Chairman of the Compensation Committee and Senior Non-Executive Director

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Remuneration Policy Available on our Website
Our Remuneration Policy is designed to competitively reward the achievement of long-term performance goals, to help drive cultural transformation organization-wide, and to attract, motivate, and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Within the scope of the Remuneration Policy, the remuneration of the Executive Directors is determined by the Board of Directors, at the recommendation of the Compensation Committee. This annual Remuneration Report describes how the pay programs and practices of the Executive and Non-Executive Directors were implemented in 2020, in accordance with the Remuneration Policy approved by shareholders at the 2020 Annual General Meeting (AGM) with a 94.77% vote. A copy of the Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The key 2020 Company achievements, successes and developments were driven by organization-wide alignment of the shared Company strategy and values, with a pay philosophy that rewards the achievement of those goals.
At the 2020 AGM, shareholders voted in favor with notable support for the three remuneration related agenda items presented: the revised Remuneration Policy (which was realigned with the new EU Shareholder Rights Directive II requirements adopted in the Netherlands), the Remuneration Report for 2019 and the new long-term incentive plan. No concerns about these agenda items have been raised by shareholders.
COVID-19 Response
We are extremely proud of our employees’ agility and spirit of collaboration to quickly adapt to the changing work environment, strictly following all the necessary health and safety measures the Company put in place. Our plants and offices that were shuttered at the beginning of the second quarter were up and running before the same quarter ended, with full implementation of the Company protocols to protect the health and safety of our employees. Remote working was implemented for employees whose job could be performed outside the "normal" workplace, helping to prevent the spread of the virus.
Business continuity was secured through the immediate response of our organization to contain costs and sustain a robust liquidity position, which maintained throughout the year and readily into 2021 and beyond.
As the pandemic spread worldwide, we provided ongoing support to our dealers, customers and suppliers, including assisting them with their liquidity needs and gaining access to government funding. We also invested in the local communities where we work and live, establishing a Solidarity Fund and allocating a total of $2 million through 83 initiatives that implement programs focused on food, health and education. This was in addition to the Company’s donations of medical equipment supplies ‒ including ventilators, personal protective equipment, electrical generators and ambulances ‒ to healthcare providers in the countries in which we operate.
Furthermore, to demonstrate solidarity with its workforce, the CNH Industrial Senior Leadership Team and other Company leaders elected to forego part of their compensation for three months. The generosity and dedication demonstrated in different ways throughout our organization helped to ensure our business continuity during the difficult economic period in 2020 and to quickly move forward together united and stronger.
Highlights of our financial performance in 2020 (*)
▪Net sales of Industrial Activities of $24.3 billion ($26.1 billion in 2019), a 5.5% decline at constant currency from 2019, due to adverse COVID-19 impacts on end-markets primarily in the first-half of the year, and actions to lower channel inventory levels, only partially offset by higher sales in the second-half of the year;
▪Adjusted Net Income of $437 million ($1.2 billion in 2019), down 63% compared to 2019 as a result of a solid performance in the second-half of the year, partially offsetting severe adverse COVID-19 impacts in the first-half;
▪Adjusted diluted Earnings Per Share (“EPS”) down 67% year-over-year at $0.28 per share ($0.84 per share in 2019);
▪Net cash position of Industrial Activities at the end of 2020 was $0.8 billion (compared to net debt of $0.9 billion in 2019), on the back of a record positive free cash flow of Industrial Activities of $1.9 billion reported in 2020, due to the strong operating performance in the second-half of the year and continued cash preservation measures, more than offsetting the negative cash flow in the first half of the year;

(*) Includes GAAP and non-GAAP financial measures derived from financial information prepared in accordance with U.S. GAAP. We present our financial performance under U.S. GAAP as certain components of the remuneration are determined based on results under U.S. GAAP. Refer to the specific table at the end of the Remuneration Report for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

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▪The Company’s long-term credit ratings remained unchanged with investment grade ratings of “BBB” from Standard & Poor’s, “Baa3” from Moody’s and “BBB-” from Fitch Ratings (“Fitch”), all with stable outlooks.

Definitions of non-GAAP metrics referenced in the above list (derived from financial information prepared in accordance with U.S. GAAP):
Adjusted Net Income/(Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
Net Debt and Net (Cash) Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net (Cash) Debt of Industrial Activities.
Environmental, Social and Corporate Governance (ESG) Highlights
During the year our commitment to sustainability was further strengthened, supported by top management and the Board of Directors. Our efforts towards the continuous improvement of our processes and practices have resulted in improved performance in the various areas of sustainability. The robustness of our commitment to sustainability is reflected in our inclusion in the most prestigious sustainability indexes: in 2020, the Company was reconfirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the tenth consecutive year, receiving a winning score of 89/100. CNH Industrial was included in the CDP Climate Change A-list, in recognition of its actions to optimize energy consumption, reduce CO2 emissions, and mitigate the business risks of climate change.
To support our ESG initiatives, we have also introduced quantifiable ESG-related performance criteria in the 2020 Company Bonus Plan design which we are implementing consistently in 2021 with Company Bonus Plan performance goals, which will impact the variable pay for all the participants, including the CEO and our Senior Leadership Team.
Business Segment Highlights
Our resilient financial performance reflected the commitment of our businesses to meet the needs of customers with innovative and segment-leading products. This effort was recognized by a range of industry accolades as highlighted below:

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Agriculture	Construction
▪New Holland Agriculture launched the CH7.70 Crossover Harvesting™ combine range, bringing together outstanding Twin Rotor® separation technology with the brand’s renowned conventional threshing technology.
▪New Holland Agriculture won three of the top 50 ASABE 2020 Innovation Awards for:
–SideWinder™ Ultra armrest, which places all key tractor in-cab controls ergonomically in a single location;
–Ground Speed Management II, available on New Holland’s T5 and T6 midrange tractors, which automatically maintains the requested forward speed at the optimal operating point;
–P-Series Air Cart’s automatic levelling and agitation system for air carts equipped with an auxiliary tank.
▪Case IH won three prestigious ASABE 2020 Innovation Awards for:
–AFS Connect® Magnum series tractor, providing flexibility to manage, monitor, adjust and transfer machine and agronomic data the way producers want;
–2160 Early Riser ® split row fold front planter with its wing wheel system, which provides optimal weight distribution between the tractor and planter;
–Precision Air™ 5 series air cart with curve compensation, which helps ensure proper product distribution.
▪STEYR Konzept won the 2020 MUSE Design Platinum Award in the Conceptual Design category.

▪    Electrifying the construction industry with the first fully electric backhoe loader, the CASE 580 EV (Electric Vehicle), demonstrates what is possible in relying on clean energy and alternative fuel solutions.
▪CASE showcased the following new products in 2020:
–Project Minotaur, the first integrated compact dozer loader, turning the 2017 concept into reality;
–Project TETRA, a methane-powered wheel loader, for the first time in North America;
–A preview of the new CASE 850N dozer, the first in the upcoming N Series, representing the next phase in electro-hydraulic controls in small- to medium-sized dozers;
–The new B Series compact track loaders and skid steers, which made Equipment Today magazine’s “Contractors’ Top 50 New Products of 2020” list;
–The next generation of the SiteWatch telematics platform, with even easier navigation and overview.
▪CASE Construction Equipment successfully delivered one of its largest orders for 2020, despite the logistical slowdown related to COVID-19: 125 units, consisting of a mix of backhoe loaders, crawler excavators, dozers and grades for the Angolan Ministry of Transport.
▪New Holland Construction introduced new L325 and L330 skid steer loaders, utilizing the FPT F32 engine.
▪New Holland Construction released the FleetForce Telematics Platform with a renewed dashboard, more intuitive navigation and better display of critical information.

From the start of the COVID-19 pandemic, our Company and brands have overcome unprecedented challenges by developing solutions to deliver mission critical equipment the world over. As a clear example, 360 units of agricultural machinery and construction equipment from Case IH, Case Construction Equipment and New Holland Agricultural were delivered to support Uzbekistan’s cotton sector, the country’s principal cash crop.

Commercial and Specialty Vehicles	Powertrain
▪The IVECO S-Way heavy duty truck won the prestigious iF DESIGN AWARD 2020 in the Automobiles/Vehicles Category. The integrated body design communicates technology and power, dynamism and balance, and a refined aesthetic quality.
▪IVECO BUS won the 'Sustainable Bus of the Year' award for the third consecutive year with the Crossway Natural Power in the interurban category. The compressed gas tanks, which are integrated into the roof, are an exclusive, patented feature that optimizes the vehicle's center of gravity for greater on-road stability and increases comfort for both the driver and passengers.
▪IVECO Daily won in four categories at the ETM Awards, a repeated top result designated by readers of the specialist magazines of the ETM publishing house. The Daily was once again the best van under and over 3.5 tons, the best electric van, Daily Electric, and the Daily Tourys was the best midi bus.
▪More than 100 IVECO Bus Crossway buses were delivered to Arriva Transport in the Czech Republic.
▪IVECO delivered a record order of 100 Stralis Natural Power trucks powered by compressed natural gas ("CNG") in South America, the largest order of its kind.

▪As a step forward towards electrification, one of the pillars of the multi-power strategy, FPT Industrial acquired Potenza Technology, a firm in the forefront of electric and hybrid powertrain systems.
▪FPT Industrial’s F28 hybrid engine won “Engine of the Year®” by Diesel magazine thanks to its combination of compactness, productivity and environmental-friendliness, which reduces CO2 emissions to almost zero.
▪FPT Industrial showcased the Cursor X 4.0 Power Source Concept highlighting its four main features: Multi-power, Modular, Multi-application and Mindful.
▪The brand’s technology and innovation leadership was further evidenced when it won the REI award for the FPT F1C Gás Etanol in Brazil and was the first to achieve Stage V certification in South Korea.
▪Record engine production was registered at the brand’s joint venture manufacturing facility in Chongqing, China.
▪FPT Industrial further consolidated its presence in the Chinese market with the delivery of a fleet of 120 SIH Geylon M500 4 x2 port tractors powered by FPT Industrial 350 HP Cursor 9 engines.

Financial Services
▪In 2020, Financial Services continued supporting the sales of our dealers and brands around the world. Financial Services offered extended credit terms and payment moratoriums to dealer and customers in a number of countries impacted by the global pandemic.

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Compensation Peer Group
The quality of our leaders and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. A key principle of our compensation philosophy is to provide a competitive compensation structure that will attract, motivate, and retain highly qualified senior executives.
The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers, among other things, public listing, industry practices, geographic reach and revenue proximity.
Due to the variety of industries in which we compete and other factors, our Company has few direct business competitors, which makes it difficult to create a representative compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial N.V. being a European headquartered Company, evaluation against peer companies incorporated in only the European geographic region is believed to be inappropriately restrictive given the Company’s strong commercial presence in the United States, where as well most of our direct competitors are based. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairperson includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies, targeting an overall median revenue size comparable to CNH Industrial N.V. A blend of both U.S. and non-U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives.
In 2020, a review of the compensation peer group lead to the removal of United Technology which merged with Raytheon to form Raytheon Technologies and whose size is no longer comparable as peer.
The compensation peer group, as shown in the table below, balances both U.S. and European peers to support our need to compete globally for top talent and leaders, given our extensive worldwide presence.

U.S. Companies	Non-U.S. Companies
AGCO Corporation*	AB Volvo*
Caterpillar Inc.*	BAE Systems plc*
Cummins Inc.*	Continental AG
Deere & Company*	Magna International Inc.
General Dynamics Inc.*	Rolls-Royce Holdings plc
Honeywell International Inc.	Traton SE*
Navistar International Corporation*	Valeo SA
PACCAR Inc.*
*Represents principal competitors in our businesses' industries.
With the planned acquisition of Navistar by Traton, we anticipate a further change in the compensation peer group in 2021. Our compensation peer group is utilized to benchmark targeted median pay levels and peer pay practices.

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Overview of Remuneration Elements
The following table summarizes the primary remuneration elements for Executive Directors as specified in the Remuneration Policy.

Remuneration Element	Description	2020 Implementation
Base Salary	Fixed cash compensation set competitively relative to appropriate peer group when attracting new talent and maintaining competitive level in line with internal increases and other moderating factors on-going.	See the section specific to the Chairperson and Acting CEO for the 2020 implementation of the Remuneration Policy.
Short-Term Variable	Subject to the achievement of annually pre-established, challenging financial and other designated performance objectives.	No Executive Director was eligible for a Company Bonus Plan award during 2020, but discretion was implemented for a special 2020 award for the Acting CEO role.
Long-Term Variable
To align Executive Directors' interests with Company strategic goals and reward for sustained long-term growth.
Two components:
75% based on Company performance awards (Performance Shares Units or PSUs).
25% retention-based awards (Restricted Share Units or RSUs), subject to favorable individual performance and demonstration of Company values.
The Company performance component is subject to the achievement of predetermined challenging performance and market objectives, covering a 3-year performance period.
Equity holding period of five years from grant aligns with Dutch Corporate Governance Code ("DCGC").
A new Long-Term Incentive (LTI) plan was approved at the 2020 AGM for the 2020-2022 performance cycle. With the impact of COVID-19, the program was delayed and aligned to revised Strategic Business Plan goals beginning with the 2021-2023 performance cycle.

See the section specific to the Chairperson and Acting CEO for the equity awards that either vested or were awarded in 2020.

See the section under Long-Term Variable for the detailed description of the metrics, the goals and vesting conditions of the awards granted in 2020.

All equity awards granted have performance conditions.
Post-Employment Benefits
CEO:
▪Retirement savings benefits available to U.S.-based salaried employees.
▪Severance protection of 12 months’ base salary, consistent with DCGC best practice.
▪Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (not for cause).
▪Retiree healthcare benefits.

Chairperson:
▪Retirement savings benefits comparable to U.K. based salaried employees.
▪Prorated equity award vesting in the event of death or disability or involuntary termination by the Company (not for cause).
Benefits for the former CEO and the new CEO in 2021 are in-line with the Remuneration Policy.

No benefits were applicable for the Acting CEO role.

No benefits were applicable in 2020, but effective January 1, 2021, the Compensation Committee approved benefits for the Executive Chairperson in-line with the Remuneration Policy.
Other Benefits	CEO: ▪U.S. benefits including company car, health, life, accident and disability insurance, and tax assistance. ▪Tax equalization for any non-U.S. sourced employment income.	Chairperson: ▪Select U.K. Executive benefits including life, accident and disability insurance. ▪Car service for business and private use for security.	Benefits for the former CEO and the new CEO in 2021 are in-line with the Remuneration Policy.

No benefits were applicable for the Acting CEO role.

No benefits were applicable in 2020, but effective January 1, 2021, the Compensation Committee approved benefits for the Executive Chairperson in-line with the Remuneration Policy.

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2020 Realized Pay
The tables below show the key components of compensation realized in 2020, base salary and short- and long-term incentives.

CEO
The former CEO’s realized compensation related to the 2020 performance year:

Pay Element USD	CEO 2020 Realized	Memo Annualized at Target
Base Salary (1)	254,980	1,100,000
2020 STI (2)	—	1,375,000
2020 LTI (3)	—	6,000,000
Total Direct:	254,980	8,475,000
Extraordinary (4)	1,551,076	N/A
Total Direct plus Extraordinary:	1,806,056	8,475,000
Notes:
(1) Reflects base salary through date of separation, March 22, 2020.
(2) No Company Bonus Plan award was earned for 2020; Target was 125% and maximum was 250% of base salary.
(3) The 2020 LTI value reflects retention-based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. In 2020, no PSUs vested and no RSU awards were granted in 2020.
(4) The amount includes a payment of 12 months base salary ($1.1 million) as part of separation terms and conditions, provision for 2020 tax services, and unused paid vacation.

Chairperson and Acting CEO
The realized 2020 compensation for the Chairperson in her roles as Chair and Acting CEO:

Pay Element USD	Chairperson 2020 Realized	Memo Annualized	Acting CEO 2020 Realized	Memo former CEO annualized at Target
Base Salary	72,917(1)	250,000	649,194(2)	1,100,000
2020 STI	N/A	N/A	2,500,000(3)	1,375,000
2020 LTI	1,324,800(4)	750,000	N/A	6,000,000
Total Direct(5)	1,397,717	1,000,000	3,149,194(6)	8,475,000
Notes:
(1) The Chairperson waived her Chairperson compensation from April 16, 2020 through the end of 2020; the amount shown reflects the base salary from January 1, 2020 through April 15, 2020.
(2) The Chairperson assumed the Acting CEO role, effective March 23, 2020. A monthly supplement of $83,333, or $1,000,000 annualized, for the Acting CEO duties was paid less a 50% pay waiver for three months.
(3) A lump sum of $2,500,000 was awarded in recognition of the Acting CEO’s contributions for 2020.
(4) The 2020 LTI value reflects retention and individual performance based Restricted Share Units (RSUs) when granted and Company performance-based Performance Share Units (PSUs) when vested, consistent with the realized equity award valuation used by corporate governance advisory firms. For the value of RSU equity awards that vested during 2020, the Chairperson earned $71,000, as reported in the share table in a later section. In the Summary Remuneration Table, the equity income is reported in alignment with the Dutch Corporate Governance disclosure guidelines which uses the accounting valuation of equity awards expensed during the year.
(5) Not included in the total realized compensation are the Company social contributions on employment income, which is included in the Summary Remuneration table set forth in the Dutch Corporate Governance disclosure guidelines.
(6) For the Acting CEO role, total direct realized compensation was significantly lower than the former CEO’s target compensation, even if prorated for comparable 9 months period. The combined Chairperson and Acting CEO realized pay was less than half of the combined Chairperson and former CEO’s target compensation.

In accordance with the Dutch Corporate Governance Code, the Board discussed with the Chairperson her 2020 compensation and the Chairperson is fully aligned with the compensation awarded.

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Internal Pay Ratios
When setting the Executive Directors’ compensation, the Compensation Committee considers both the appropriate external benchmark as well as the internal pay ratios within the Company. Although the primary consideration is market competitiveness to attract and retain highly qualified senior executives in a large, global, complex organization, a baseline internal comparison is set, and trends are tracked. The trend in executives’ compensation is closely and carefully evaluated in relation to the trend in employees’ compensation.
In line with the guidance under the DCGC, the CEO Pay ratio and trend is disclosed in the annual Remuneration Report. The basis of the pay ratio comparison uses the prevalent Dutch methodology of average employee compensation, including all labor costs. Consistent with prior years, CEO compensation and average employee compensation use the accounting value of equity. Under this methodology, the value of an equity award is spread between grant and vesting. The CEO value below includes expense related to performance awards that were ultimately forfeited.
The average employee compensation is the total personnel costs reported in the Annual Report (excluding any Executive Director compensation) divided by average year headcount reported in the Annual Report less the CEO who is included in the total average year headcount. Over the five-year period, the average employee compensation has been impacted, due to changing business conditions, by shifts in the labor market in the different geographies. The average compensation for 2020 was impacted by reduced working hours as a result of the COVID-19 pandemic and its impact on our operations. COVID-19 health and safety protocols were quickly and effectively put in place that allowed us to restore operations in most locations by May.
The five-year trend of CEO pay versus average employee compensation is shown in the following table:

	2020(1)	2019(2)	2018(3)	2017(4)	2016(5)	5-year trend
CEO compensation ($000s)	5,702	6,632	8,738	7,066	3,943	45%
Average Employee compensation(6) ($000s)	60.2	60.5	64.3	62.1	57.6	4.5%
CEO Pay Ratio	95	110	136	114	68	40%
Notes:
(1) For 2020, data incorporates the compensation of the former CEO and the Acting CEO, as reported in the Summary Remuneration table.
(2) For 2019, CEO compensation is as set forth in the Summary Remuneration table, excluding the 2019 accounting value of the CEO’s one-time “Make Whole” award, granted upon his hire in September 2018 and vested in September 2019. Including the 2019 Make Whole accounting value of $2.8 million, the CEO pay ratio would be 156. The 2019 CEO Pay Ratio calculation includes $2.9 million in accounting value related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout and have been forfeited. The CEO Pay Ratio excluding the forfeited PSU award would be 62.

(3) For 2018, given a partial year in the CEO role, a targeted full year compensation is shown for year-over-year comparison.
(4) For 2017, CEO compensation included the accounting value of equity awards, $2.9 million, as reported in the Summary Remuneration table in the 2017 Remuneration Report. The amount represented the net impact of the cancellation of the prior Company performance share awards covering the 2014-2018 performance period and the granting of a new award for the 2017-2019 performance period.

(5) For 2016, CEO compensation did not include the accounting value of equity awards which was income of $3.0 million due to reversal of previously recognized expense linked to non-market conditions that the Company deemed not probable to achieve, as footnoted in the Summary Remuneration table in the 2016 Remuneration Report.

(6) Average Employee compensation is derived from personnel costs reported under IFRS, which does not include personnel costs for the Executive Directors, divided by the average headcount.

For perspective, the Company`s key performance metrics for the same past five years are shown below:

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Selected Performance Data (1)	2020	2019	2018	2017(2)	2016(2)	5-year trend
Adjusted Net Income ($ million)	437	1,178	1,117	651	471	-7.3%
Adjusted Diluted Earnings/(Loss) per share ($)	0.28	0.84	0.80	0.46	0.34	-17%
Absolute Total Shareholder Return - Indexed from 2015(3)	178	169	151	179	126	78%
Notes:
(1) Includes non-GAAP metrics derived from financial information prepared in accordance with U.S. GAAP.
(2) 2017 and 2016 figures have been recast following the retrospective adoption, on January 1, 2018, of the new standard for revenue recognition (ASC 606). 2015 figures have not been recast.
(3) Using 21-day average at the beginning and ending of each year and indexing from a 2015 baseline (i.e., index at 100).

In conclusion, the 5-year performance trend of the Company has been significantly impacted by a decline in 2020 operating results due to the COVID-19 pandemic. The comparison to the CEO pay trend is difficult to conclude given the accounting valuation of past equity awards, which does not reflect the pay earned, as well as the changes in CEO over the 5-year period.

2020 Remuneration of the Chairperson and Acting CEO
The following is intended to summarize the general implementation of the Remuneration Policy in 2020 and provide additional context for understanding the actual compensation paid in 2020.

Base Salary
The base salary for the Executive Directors takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market, and compensation peer group pay comparisons. Although benchmarking revealed a competitive gap in the Chairperson compensation, no action was taken during 2020 to realign the Chairperson’s annual base salary of $250,000. The Chairperson`s salary was increased effective January 1, 2021 to align to a competitive level for the Executive Chair role.
With the Chairperson taking on additional responsibilities of Acting CEO, effective with the change in CEO on March 23, 2020, a temporary Acting CEO base salary supplement of $1,000,000 per annum payable in monthly installments (a monthly supplement of $83,333) until December 31, 2020 was paid to Lady Heywood, representing a competitive base salary for her substantially expanded Executive Director duties. This compares to the former CEO’s annualized base salary that was $1,100,000 and is below median of our compensation peer group for CEO base pay.
In response to the COVID-19 crisis and in solidarity with the actions that the Board and senior management made to partially offset to the adverse economic impact of COVID-19 on the Company’s results, Lady Heywood voluntarily agreed to the following:
▪all of the Chairperson’s executive director compensation from April 16, 2020 through the end of 2020 ($177,083 of $250,000) was waived;
▪50% of the Acting CEO supplement for a period of three months, corresponding to $125,000, was waived.

Variable Pay
Our Executive Directors are eligible to receive variable compensation contingent on the achievement of pre-established, challenging financial and other designated performance objectives. The variable components of our Executive Directors’ remuneration, both the short- and the long-term incentives, where applicable, demonstrate our commitment to shareholders and long-term value creation by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns.
As specified by the DCGC, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analyses were carried out for the 2020 financial year and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria strongly support the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components, where applicable, of total remuneration.

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Short-Term Incentives
The Executive Directors did not participate in the annual Company Bonus Plan for 2020. However, in light of the exceptional circumstances, a special award of $2.5 million was awarded and paid to Lady Heywood in December 2020, in recognition of the additional duties she assumed as Acting CEO and as the sole Executive Director, successfully leading the Company through the challenges of the COVID-19 pandemic, and successfully managing the key COVID-19 response priorities as Acting CEO, in addition to the Chairperson role. The special award was approved by the Board at the recommendation of the Compensation Committee, in accordance with their authority to temporarily deviate from the Remuneration Policy in case of exceptional circumstances.
In exercising its discretion in granting this award, the Compensation Committee considered the many business continuity accomplishments in 2020: generating a better than expected profit in the midst of a major downturn in market demand, keeping our customers supplied with needed service parts, product support, and financing assistance that enabled their business continuity, which in turn supported the Company’s operations. Immediate and impactful cost containment and cash preservation actions helped to improve our cash position which along with a healthy liquidity position reserves ensured funding requirements throughout 2020 and positions us well for 2021. We prioritized the health and safety of our employees by implementing stringent health and safety protocols including temperature checks, supplying personal protective equipment, conducting mandatory training, and enforcing social distancing in all locations. We also implemented reporting capabilities, to be able to track the application of the health and safety protocols and to properly respond problems and issues.

2020 Company Bonus Plan and 2021 Company Bonus Plan Outlook
The Compensation Committee approved the 2020 Company Bonus Plan design which included financial measures of consolidated revenue, cash conversion ratio, adjusted EBIT margin % and two ESG measures: CO2 emissions and Accident Frequency Rate, in line with market practices.
The table below shows the metrics and goal setting as set forth in the original plan design, which was not implemented due to the severe and material impacts of the COVID-19 pandemic, particularly in the first half of 2020, which necessitated a fundamental adjustment to the Company Bonus Plan design.

KPIs		Weighting	Threshold	Target	Max
Consolidated Revenue $M (@CC)		20%	$26,748	$28,156	$30,971
Consolidated Adjusted EBIT Margin %		40%	5.96%	6.62%	7.94%
Cash Conversion Ratio %		20%	39.50%	49.37%	64.18%
ESG KPIs	CO2 Emissions %	10%	-43.70%	-46.00%	-52.90%
	Accident Frequency Rate	10%	0.20	0.19	0.16

To address the challenges imposed by the COVID-19 pandemic and focus the Company on revised key priorities of employee health and safety, business continuity and financial performance, and support of our dealers and suppliers, the Compensation Committee approved a 2020 Company Bonus Plan with the following design: no Executive Directors would be eligible to participate, there would be one award group, the goals and objectives would be aligned with the foregoing key priorities, and payments under the modified Company Bonus Plan would be in the discretion of the Company taking into consideration the Company’s financial condition.
For 2021, the Company Bonus Plan will follow the 2020 original plan design, incorporating targets aligned with 2021 budget and goals, as shown in the table below. The 2021 targets were impacted by our COVID-19 affected 2020 financial results.

KPIs		Weighting	Threshold	Target	Max
Consolidated Revenue $M (@CC)		20%	$28,386	$29,880	$32,868
Consolidated Adjusted EBIT Margin %		40%	5.00%	5.60%	6.70%
Cash Conversion Ratio %		20%	55.60%	69.50%	90.40%
ESG KPIs	CO2 Emissions %	10%	-47.00%	-49.50%	-56.90%
	Accident Frequency Rate	10%	0.18	0.17	0.15

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Long-Term Incentives
2020-2022 Long-Term Incentive Plan
The long-term incentive plan for the 2017-2019 performance cycle ended in 2020. The Company did not achieve the designated plan performance objectives. Accordingly, no performance share units were awarded under the 2017-2019 long-term incentive plan.
At the annual general meeting in April 2020, shareholders approved a new long-term incentive plan beginning with the 2020-2022 performance cycle. In addition, shareholders approved an increase in the number of shares available for issuance under the Company’s current general equity incentive plan (“EIP”), and a new long-term incentive program under the EIP (“LTIP”). Up to a maximum of fifty million common shares (or rights to subscribe for shares) may be issued under the amended EIP, of which 7 million common shares (or rights to subscribe for shares) are reserved for issuance to the executive directors under the LTIP for a five-year period, 2020 through 2024, consistent with the Company`s strategic time horizon presented at the Company’s Capital Markets’ Day (“CMD”) event on September 3, 2019.
Subsequent to the AGM approval, the COVID-19 pandemic fundamentally changed the financial performance that the Company projected for 2020. Although the Company remains committed to its announced strategic plan, the timing of achieving the targets has been impacted by the COVID-19 pandemic and creates a higher level of uncertainty. Accordingly, we postponed the implementation of the LTIP in order to refresh the Strategic Business Plan to reflect our updated forecasts, and based on these, have reset our LTIP to reflect adjusted long-term goals to align the organization on the core targets while leaving the design of the LTIP unchanged. Due to the need to focus our efforts on managing the impact of COVID-19 on our business operations and recalibrating financial objectives, we have elected to adjust the relevant performance period to the 2021-2023 period rather than the originally planned 2020-2022 period. This adjustment to the performance period was recommended by the Compensation Committee (in accordance with its authority to temporarily deviate from the Remuneration Policy in case of exceptional circumstances) and approved by the Board. This means that the Company performance component of the Executive Director’s targeted annual incentive, weighted 75%, was not granted given the difficulty of setting COVID-19 impacted goals.
It should be noted that the deferral of the front-loaded grant to the 2021-2023 cycle also served to help the Company with its objective of ensuring business continuity as the related share-based compensation expense was spread out over a year later than it would have been under the original plan, with vesting completing in early 2024 rather than early 2023. This allowed a more manageable expense in the initial critical years which were and continue to be the most challenged by the impact of COVID-19. This is one example of the alignment of our compensation actions with the interests of shareholders, which is an underlying principle of the LTI plan.
In recognition of the successful execution of the critical priorities for 2020 - safeguarding employee health and safety, ensuring business continuity, and assisting suppliers, dealers, customers, and the communities where we work and live - in December the Board approved a one-time share award for the Chairperson. The one-time share award was approved by the Board at the recommendation of the Compensation Committee, in accordance with its authority to temporarily deviate from the Remuneration Policy in case of exceptional circumstances. The Chairperson received a grant of 17,000 RSUs on December 14, 2020 for her commitment and dedication to guide CNH Industrial through the unprecedented year and to maintain profitability and liquidity to ensure business continuity. The RSUs vested on December 31, 2020. This award was not supplemented for the Acting CEO role. In summary, the Company performance component of the Chairperson’s targeted annual incentive, weighted 75%, was not granted given the difficulty of setting COVID-19 impacted goals and the RSUs award was granted consistent with the individual performance component of the Chairperson’s 2020 targeted annual incentive which is weighted 25%.

2021-2023 Long-Term Incentive Plan

As mentioned above, we realigned the performance period for the LTIP to 2021-2023. The new 2021-2023 LTIP, comprised of both a Company Performance component and an Individual Performance component, was rolled out in December 2020 and incorporates the shareholder approved plan design. The Executive Directors, Senior Leadership Team and other key leaders participate in the 2021-2023 LTIP, based on eligibility requirements.
The Chairperson was granted on December 14, 2020 the following:
▪The total PSU and RSU awards were valued at 3 times the targeted annual long-term incentive to provide an average annual targeted value over the 3 years of $1,500,000 (i.e. 300% of the new base salary, $500,000);
▪The revised target LTIP was derived from a benchmark study of companies with separate Chair and CEO roles to assess competitive Chair to CEO compensation ratios. Both European and U.S. practices were reviewed, and the proposal aligns the Chairperson’s total direct compensation with the lesser value European practice compared to the higher value U.S. practice;

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▪309,000 PSUs which cliff vest in February 2024, subject to the achievement of two financial metrics weighted equally and adjusted by a range of plus/minus 25% TSR multiplier based on ranking versus a comparator group of industry peers;
▪103,000 RSUs which vest in three equal installments on April 30, 2022, April 30, 2023, and April 30, 2024 and are subject to acceptable individual performance and demonstration of Company values;
▪As approved by the shareholders at the 2020 AGM, the awards reflect the last front-loaded end-to-end grant for a 3-year performance cycle.
All shares received post-vesting must be held for a period of five years from the grant date.
The Board of Directors believes that the equity awards granted in December 2020 are consistent with our compensation philosophy, and that the new 2021-2023 LTIP is in line with market trends for long term incentive plans. Along with the share ownership and share retention requirements in place for the Executive Directors, the plan design assures alignment between the Company’s performance and shareholder interests, by linking the Executive Directors’ compensation opportunity to increasing shareholder value.

Details on the 2021-2023 Long-Term Incentive Plan
Executive Directors and other key executives participate in the Company Long-Term Incentive Plan. As was approved by shareholders, the plan design includes a change from a front-loaded end-to-end grant cycle to annual rolling grants (a more prevalent market practice). To facilitate this change, the plan contains a one-time transition grant of PSUs and RSUs valued at three (3) times the targeted annual LTIP. This transition grant allows a competitive LTIP offering on an average annual basis over the three years. The subsequent annual grants will be valued as one (1) time targeted annual LTIP value awards, allowing for annual granting and payout opportunity, and will continue to be subject to long-term 3-year performance periods.
The PSUs will be subject to the achievement of certain performance targets as further described below, while the RSUs will be subject to acceptable individual performance and demonstration of Company values.
▪The PSU awards are based on the achievement of defined key performance indicators relating to: (i) Average of Industrial Return on Invested Capital (“RoIC”), weighted 50% and (ii) Cumulative Adjusted Earnings Per Share (“EPS”) weighted 50%. The Company’s Total Shareholder Return (“TSR”) ranking among a pre-selected comparator group at the end of the three-year performance period will act as downward/upward multiplier that can adjust the award from 0.75 to 1.25.
The TSR comparator group consists of the following companies: AB Volvo, AGCO Corporation, Caterpillar Inc., Cummins Inc., Deere & Company, Komatsu Ltd., Kubota Corporation, PACCAR Inc., and Traton SE. The Compensation Committee may adjust the TSR comparator group in the event of any merger, combination or other event affecting the comparator companies.
The PSUs awarded under the 2021-2023 LTIP performance cycle will vest on February 28, 2024, based on the achievement of each target of RoIC and EPS determined independently, and as adjusted according to the TSR multiplier. Hence, the total number of common shares that will be issued upon vesting of the PSUs will depend on the level of achievement of RoIC and EPS and the downward/upward effect of TSR, but subject to an overall maximum of 200% of the target award.
The following table shows the goals for threshold, target and outstanding achievement of the two financial metrics, and possible payout combinations.

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The earned payout achieved under the two weighted financial metrics, RoIC and Adjusted EPS, will be adjusted for the TSR percentile ranking according to the following chart:
▪The RSUs under the 2021-2023 LTIP award, per the plan design approved at the 2020 AGM, will vest in three annual installments on April 30, 2022, April 30, 2023 and April 30, 2024. This allows partial interim vesting opportunity over the new 3 year cycle, given the prior end-to-end 3 year cycle (covering 2017-2019) had the last RSU vesting in June 2020 and the same prior plan’s PSUs, that were to have cliff vested in February 2020, (but did not vest because performance goals were not achieved). The RSUs require acceptable individual performance and demonstration of Company values which the Compensation Committee will assess prior to each respective vesting date and before approving any payout/vesting.
Post-Employment and Other Benefits
For the Chairperson, no benefits were applicable during 2020, but upon a competitive review, the Compensation Committee approved, effective January 1, 2021, the following customary and usual benefits in-line with the Remuneration Policy.
▪Retirement savings benefits comparable to U.K.-based salaried employees, based on the same nationally determined annual U.K. pensionable earnings cap for all U.K. employees.
▪Select U.K. executive benefits including life, accident, and disability insurance.
▪Car service for business and private use for security. The car service is lieu of a Company car benefit which is provided to other U.K. executives and managers and provides security for the Chairperson.
These benefits provide basic assurances of loss income protection and retirement income for the Chairperson role which was previously a competitive gap and undue financial risk for the Chairperson and her family.
Post-employment and other benefits are also applicable for the CEO effective January 2021.

Pension and Retirement Savings
The former CEO participated in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC, as will the new CEO who will be U.S. based. During 2020, the Chairperson did not participate in any Company sponsored retirement savings program, but CNH Industrial N.V. pays social contribution fees mandatorily due under U.K. law. No changes were made in 2020 but Company match contributions available to other salaried employees in the U.K. will be made available to the Chairperson effective January 1, 2021.

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Other Benefits
We offer customary perquisites and fringe benefits to our CEO, such as a Company car, medical insurance, accident insurance, tax preparation assistance, and relocation and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, the CEO is entitled to twelve months’ base salary, while remaining subject to restrictive covenants, such as non-competition and non-solicitation for a period of two years. With the separation of the former CEO, the Company agreed to the 12 month base salary payment, which was paid out in full in 2020. As set forth in the former CEO’s employment agreement, the last 2017-2019 RSU installment was prorated and delivered in 2020.
The provision that outstanding equity awards are subject to prorated vesting in the event of death, disability or involuntary termination by the Company (other than for cause) is applicable for the Chairperson and the new CEO. This provision was an incoming requirement by both the former CEO and the new CEO and is a customary practice among our compensation peer group. Benefits for the former CEO and the new CEO in 2021 are aligned with the Remuneration Policy.
No benefits were applicable for the Acting CEO role and no benefits were applicable for the Executive Chairperson in 2020, but effective January 1, 2021, the Compensation Committee approved benefits aligned with the Remuneration Policy.

Tax Equalization
The former CEO, as a function of the global nature of the role in the Company, was subject to tax on employment income in multiple countries and subject to the Company’s tax equalization policy on all employment earnings. Tax equalization provisions will be available to the new CEO, as applicable. For the Chairperson, no tax equalization has been applicable. This represents no change from prior years.

Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. Accordingly, the Executive Directors are subject to share ownership guidelines which require owning shares with an aggregate value of not less than five (5) times base salary within five (5) years from the start of their respective assignments. The Compensation Committee assesses on an annual basis the Executive Directors’ progress toward meeting this objective. As of December 31, 2020, the Chairperson owned 137,101 shares (129,389 shares after the sale, occurred in January 2021, to cover withholding obligation). With a share price of $12.84 on December 31, 2020, the fair market value of the Chairperson’s Company holdings at year-end 2020 was in excess of five (5) times her base salary of $250,000.

Recoupment of Incentive Compensation (Claw back Policy)
The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan, which defines the terms and conditions for any subsequent long-term incentive program, and the Company Bonus Plan, which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.
No recoupment of incentive compensation was warranted under any incentive plan during 2020.

Terms of engagement
Each of the Executive Directors is engaged by the Company on the basis of a written agreement for an indefinite period of time and are employed at will, meaning either party can terminate the engagement at any time. They are appointed by shareholders as a director of the Company for a period of approximately one year (i.e. until the date of the annual general meeting of shareholders in the calendar year following the year of appointment).
Remuneration for Non-Executive Directors
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Remuneration Policy, which was approved by the Company’s shareholders at the 2020 AGM. The current remuneration structure for the Non-Executive Directors is consistent with the Remuneration Policy, as shown in the table below.

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Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairperson	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairperson of other Board committees	$25,000

In support of the Company’s COVID-19 response, all of the Non-Executive Directors voluntarily waived their entire fees from the start of the new Board year, April 16, 2020 through the end of December 2020. The Summary Remuneration Table reflects the actual pay received for 2020.
The Non-Executive Directors receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) only in cash. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans. Consistent with the Remuneration Policy, Directors do not receive benefits upon termination of their service as directors.
In 2019, upon the recommendation of the Compensation Committee, the Board resolved to implement share ownership guidelines for the Non-Executive Directors. Applicable to Non-Executive Directors appointed in April 2019 or thereafter, Non-Executive Directors are required to own Company shares in an aggregate amount of not less than one time their annual retainer fee, which is $125,000, within 24 months of appointment to the Board. The Non-Executive Directors are expected to hold Company shares as a long-term investment and, as such, are expected to hold their Company shares while on the Board and for an additional three months after their Board service terminates. With the voluntary waiver of Non-Executive Director compensation in 2020, the share ownership date was extended by 9 months.

IMPLEMENTATION OF REMUNERATION POLICY IN 2020
The following table summarizes remuneration paid or awarded (in USD) to CNH Industrial N.V. Directors for the years ended December 31, 2020 and 2019 (the “Summary Remuneration table”):

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Table - Remuneration of Directors for the reported financial year

			Fixed Remuneration				Variable Remuneration		Extra-ordinary Items(4)	Pension & Similar Benefits(5)		Proportion of fixed to variable remuneration(6)
Board of Directors	Position	Year	Base Salary or Fees		Fringe Benefits	(1)	One-year Variable(2)	Multi-year Variable(3)			Total Remuneration
MÜHLHÄUSER Hubertus	CEO	2020	254,980		225,076		—	30,934	1,551,076	45,366	2,107,432	31%
		2019	1,102,242		211,050		367,000	4,423,674	3,100,417	238,449	9,442,832	18%
HEYWOOD Suzanne	Acting CEO	2020	649,194	(7)	—		—	—	2,500,000	445,861	3,595,055	26%
	Chairperson	2020	72,917	(8)	—		—	336,236	—	8,625	417,778	24%
		2019	272,917	(9)	—		—	436,892	—	47,365	757,174	68%
BUFFETT Howard W.	Director	2020	—		—		—	—	—	—	—	N/A
CONNORS Nelda	Director	2020	—		—		—	—	—	—	—	N/A
ERGINBILGIC Tufan	Director	2020	—		—		—	—	—	—	—	N/A
GEROWIN Mina	Director	2019	72,500		—		—	—	—	8,424	80,924	N/A
HOULE Léo W.	Senior Non-Executive Director	2020	85,000		—		—	—	—	—	85,000	N/A
		2019	171,750		—		—	—	—	—	171,750	N/A
KALANTZIS Peter	Director	2019	85,000		—		—	—	—	—	85,000	N/A
LANAWAY John	Director	2020	75,000		—		—	—	—	—	75,000	N/A
		2019	150,000		—		—	—	—	—	150,000	N/A
NASI Alessandro	Director	2020	85,000		—		—	—	—	—	85,000	N/A
		2019	85,000		—		—	—	—	—	85,000	N/A
SCHEIBER Silke	Director	2020	75,000		—		—	—	—	8,846	83,846	N/A
		2019	150,000		—		—	—	—	31,482	181,482	N/A
SIMONELLI Lorenzo	Director	2020	75,000		—		—	—	—	—	75,000	N/A
		2019	75,000		—		—	—	—	—	75,000	N/A
SØRENSEN Vagn	Director	2020	—		—		—	—	—	—	—	N/A
TABELLINI Guido	Director	2019	72,500		—		—	—	—	—	72,500	N/A
TAMMENOMS BAKKER Jacqueline	Director	2020	82,500		—		—	—	—	9,881	92,381	N/A
		2019	155,000		—		—	—	—	32,345	187,345	N/A
THEURILLAT Jacques	Director	2020	80,000		—		—	—	—	1,706	81,706	N/A
		2019	160,000		—		—	—	—	19,177	179,177	N/A
Notes
(1) The amount includes the use of transportation, (Company car and aircraft usage), Company cost of life and health insurance benefits.
(2) The 2019 amount represents the bonus earned for the performance year and paid in 2020. No bonus was earned for 2020 performance year for either of the Executive Directors.
(3) The amounts represent the Company's share-based compensation expense under applicable accounting standards relating to grants issued to the Executive Directors under LTI programs covered by the CNH Industrial N.V. Equity Incentive Plan. The amounts include share-based compensation expenses related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout, $2.9 million and $0.3 million respectively for the CEO and Chairperson in 2019.

(4) For the former CEO, Hubertus Mühlhäuser, the 2020 amount includes, a payment of 12 months base salary ($1.1 million), a provision for 2020 tax services ($0.3 million) as part of separation terms and conditions, and unused paid vacation ($0.1 million), during the former CEO’s active service. For 2019, the amount includes relocation benefits and the share-based compensation expense related to the CEO’s “Make Whole” award, $2.8 million.

For the Acting CEO role, Suzanne Heywood received a one-time lump sum payment of $2.5 million for the variable compensation elements of her supplemental remuneration for the additional Acting CEO duties during 2020.

(5) For the former CEO, the 2020 amount includes Company contributions to U.S. Social Security and Medicare. All provisions for Company match of retirement savings and deferred compensation, and retiree healthcare benefits reported in prior years have been reversed as the vesting period was not met at time of separation of employment. For the other Directors, the amount includes Company contributions into the U.K. National Insurance.

(6) Ratio of the percentage of fixed pay elements over the percentage of variable pay elements. Variable elements include variable Incentives, extraordinary items, and the pension benefits derived from variable remuneration and extraordinary items. The Non-Executive Directors have no variable compensation elements, so this ratio is not applicable.

(7) For the additional Acting CEO duties, an annual supplement of $1.0 million was paid in monthly installments from the effective date of the Acting CEO role, March 23, 2020 through the end of the December 31, 2020. For three full monthly supplements, 50% was waived by Suzanne Heywood in solidarity of the Company’s COVID-19 response.

(8) For Suzanne Heywood’s Chairperson role, she voluntarily waived all of her Chair fees from April 16, 2020 through December 31, 2020.
(9) The amount includes the prorated fees for the Chairperson role from November 29, 2018 through December 31, 2018 paid in January 2019. Full year fees are $250,000.

Board Report Remuneration Report 122

The following table summarizes remuneration paid or awarded (in USD) to Directors of CNH Industrial N.V. for roles held in subsidiaries of CNH Industrial N.V. for the year ended December 31, 2020:

			Fixed Remuneration			Variable Remuneration
Board of Directors	Position	Year	Fees	(1)	Fringe Benefits	One-year Variable(2)	Multi-year Variable(3)	Extra-ordinary Items	Pension & Similar Benefits(4)	Total Remuneration	Proportion of fixed to variable remuneration
NASI Alessandro	Chairman Iveco Defence S.p.A	2020	172,999		4,659	317,724	202,024	—	110,497	807,903	33%
NASI Alessandro	Chairman Iveco Defence S.p.A	2019	126,383		—	—	564,359	—	26,407	717,149	27%
Notes:
(1) The amount is the fees for the Chairman of Iveco Defence S.p.A role; in 2020, full year Euro 150,000 and in 2019, effective from April 1.
(2) A special recognition lump sum payment was made in recognition of the contributions over the CNH Industrial 2017-2019 performance period.
(3) The 2020 amount is the remaining share-based compensation from his CNH Industrial 2017-2019 RSU award which had the last one-third installment vest on June 30, 2020.
The 2019 amount is the share-based compensation for Mr. Nasi prorated from the date of his appointment to CNH Industrial N.V. Board of Directors to the end of the year and includes $374k in share-based compensation expense related to the 2017-2019 PSUs that did not meet the threshold achievement for any payout.
(4) The amount includes the Company social contributions in Italy on employment income.

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Year-Over-Year Remuneration
For year-over-year reference, as required by the Dutch Civil Code requirements, the following table shows the compensation change over each of the past five years (in US$ 000s):
Table - Comparative table over the remuneration and Company performance over the last five reported financial years (RFY)

Board of Directors	Position	2020 vs 2019	2019 vs 2018	2018 vs 2017	2017 vs 2016
HEYWOOD Suzanne(1)	Acting CEO	3,595	—	—	—
MÜHLHÄUSER Hubertus(1)	CEO	(7,333)	5,911	3,532	—
TOBIN Richard(2)	CEO	—	(508)	(6,558)	3,123
HEYWOOD Suzanne(2)	Chairperson	(339)	757	—	—
MARCHIONNE Sergio(2)	Chairman	—	(2,840)	(2,311)	2,422
ELKANN John(3)	Senior Non-Executive Director	—	—	—	(44)
BUFFETT Howard W.(7)	Director	—	—	—	—
ERGINBILGIC Tufan(7)	Director	—	—	—	—
GEROWIN Mina(4)	Director	(81)	(81)	(1)	(1)
GRIECO Maria Patrizia(3)	Director	—	—	—	(36)
HEYWOOD Suzanne(2)	Director	—	(170)	—	43
HOULE Léo W.(8)	Senior Non-Executive Director	(87)	2	(2)	8
KALANTZIS Peter(4)	Director	(85)	(85)	—	—
LANAWAY John	Director	(75)	—	—	—
NASI Alessandro(5)	Director	—	85	—	—
CONNORS Nelda(7)	Director	—	—	—	—
SCHEIBER Silke(6)	Director	(98)	14	(1)	42
SIMONELLI Lorenzo(5)	Director	—	75	—	—
SØRENSEN Vagn(7)	Director	—	—	—	—
TABELLINI Guido(4)	Director	(73)	(73)	—	5
TAMMENOMS BAKKER Jacqueline	Director	(95)	25	(1)	(1)
THEURILLAT Jacques	Director	(97)	—	(1)	—
Notes:
(1) During 2020, the Company’s Executive Directors changed. Effective March 22, 2020, Hubertus Mühlhäuser stepped down from the CEO role and Suzanne Heywood assumed the Acting CEO duties in addition to her Chairperson duties for the remainder of 2020. Subsequent to 2020, a new CEO, Scott Wine, joined the Company, effective January 4, 2021.
(2) During 2018, the Company’s Executive Directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily, and Derek Neilson, one of our senior executives, was appointed as Chief Executive Officer, Ad Interim. On September 17, 2018, Hubertus Mühlhäuser assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Lady Heywood as Chairperson with immediate effect. On July 25, 2018, Mr. Marchionne passed away. Shareholders appointed Lady Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting. Lady Heywood’s Chairperson fees prorated from November 29, 2018 through December 31, 2018 were paid in January 2019.
(3) The following Directors stepped down from their Board of Directors roles in 2016: Mr. Elkann and Ms.Grieco.
(4) The following Directors stepped down from their Board of Directors roles in 2019: Ms.Gerowin, Mr. Kalantzis, and Mr. Tabellini.
(5) The following Directors were appointed their Board of Directors roles in 2019: Mr. Nasi and Mr. Simonelli.
(6) Ms. Scheiber was appointed to the Board of Directors in 2016 and stepped down in 2020.
(7) The following Directors were appointed their Board of Directors roles in 2020: Mr. Sørensen, Mr. Buffett W, Mr. Erginbilgic. Ms. Connors stepped down from her Board of Directors roles in 2020.
(8) Mr. Houle was appointed Senior Non-Executive Director in 2017.

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SHARE OWNERSHIP
Collectively, our Executive Directors and Non-Executive Directors own less than one percent of our outstanding common shares. Since 2019, the Company has established share ownership guidelines for both the Executive Directors and Non-Executive Directors. The following table summarizes the number of CNH Industrial common shares owned by our directors as of December 31, 2020.

Director	Common Shares	Special Voting Shares
Suzanne Heywood	137,101(1)
Léo Houle	57,259	57,259
Alessandro Nasi	348,994
John Lanaway	37,286
Lorenzo Simonelli	14,327
Jacques Theurillat	18,422
Howard W. Buffett	17,866
Vagn Sørensen	27,000

(1) 129,389 shares after the sale, occurred in January 2021, to cover withholding obligation.

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SHARE AWARDS

The following table summarizes unvested performance share units and restricted share units held by Executive Directors and Non-Executive Directors as of December 31, 2020:
Table - Shares awarded or due to the Directors for the reported financial year

						Information regarding the reported financial year
The main conditions of share unit plans						Opening Balance	During the Year			Closing Balance			Accounting Expense(2)
Name of Director, Position	Award Name	Performance Period	Award Date	Vesting Date	End of Holding Period	Shares Awarded at the Beginning of the Period	Shares Awarded	Shares Forfeited	Shares Vested	Share Subject to a Performance Condition	Shares Unvested	Shares Subject to a Holding Period(1)
							FMV at Grant (US$000s)		FMV at Vest (US$000s)				US$000s
MÜHLHÄUSER Hubertus, former CEO	2017-2019 RSU(3)	09/17/18 - 06/30/20	09/17/18	05/21/20	n.a.	82,150	—	12,600	69,550	—	—	—	—
						—	—	—	390	—	—	—	31
	2019 RSU	01/30/19 - 02/01/21	01/30/19	n.a.	n.a.	97,300	—	97,300	—	—	—	—	—
						—	—	—	—	—	—	—	—
HEYWOOD, Suzanne Chairperson	2017-2019 RSU(3)	11/29/18 - 06/30/20	11/29/18	06/30/20	11/29/23	10,150	—	—	10,150	—	—	10,150	—
						—	—	—	71	—	—	—	72
	2020 RSU(4)	01/01/20 - 12/31/20	12/14/20	12/31/20	12/14/25	—	17,000	—	17,000	17,000	—	17,000	—
						—	188	—	218	—	—	—	265
	2021-2023 PSU(5)	01/01/21 - 12/31/23	12/14/20	02/28/24	12/14/25	—	309,000	—	—	309,000	309,000	309,000	—
						—	3,410	—	—	—	—	—	—
	2021-2023 RSU(5)	01/01/21 - 12/31/23	12/14/20	04/30/22 04/30/23 04/30/24	12/14/25	—	103,000	—	—	103,000	103,000	103,000	—
						—	1,137	—	—	—	—	—	—
NASI, Alessandro	2017-2019 RSU(3)	12/22/17 - 06/30/20	12/22/17	06/30/20	06/30/20	30,667	—	—	30,667	—	—	—	—
						—	—	—	217	—	—	—	202
					Total Shares:	220,267	429,000	109,900	127,367	429,000	412,000	439,150	—
					Total FMV ($000s)		4,735		896				570
Notes:
(1) The gross shares of the awards that vested during 2020 are shown in the table, but only the related after-tax shares delivered are subject to the holding period. Shares were sold to cover withholdings.
(2) The accounting valuation of share-based compensation expense is the value reported for equity awards in the Summary Remuneration table.
(3) This RSU award is the last installment of the individual performance based equity award under the 2017-2019 performance cycle. For the former CEO the 2019 RSUs were forfeited upon separation. Due to the separation no holding period applies.
(4) A special RSU award was granted at the end of 2020 for immediate vesting, in recognition of successful execution of CEO transition and COVID-19 response.
(5) The new LTI plan begins with the 2021-2023 performance cycle and consists of a Company performance component, with potential vesting of PSUs, and an individual performance component, with potential vesting of RSUs. The PSUs vest at the end of the performance cycle and the RSUs vest in three equal annual installments over the performance cycle.
Executive Officers’ Compensation
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2020 was approximately $26.8 million, including $2.0 million in pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 11 executives at December 31, 2020.

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Independence of Compensation Consultant
The Compensation Committee’s charter provides that the Committee has sole authority to engage the services of independent compensation external advisors. While the Committee did not engage independent compensation external advisors in 2020, the Committee was occasionally advised by representatives of Willis Towers Watson PLC and Freshfields Bruckhaus Deringer LLP on executive compensation matters. The Committee found that the information provided by such advisors provided important perspectives about market practices for executive compensation, the levels and structure of the compensation program and compensation governance. During 2020, the foregoing advisors performed services such as:
▪Provided regulatory education to the Committee
▪Provided benchmark on peer Company analysis and selection
▪Provided information and advice relating to executive compensation matters
During 2020 the Committee reviewed the factors influencing independence and determined that no conflict of interest exists with respect to Willis Towers Watson and Freshfields Bruckhaus Deringer.
Changes to 2021 Remuneration
The following changes were made to the Executive Directors’ remuneration effective 2021, which are in line with the Remuneration Policy:

Remuneration Element	CEO	Chairperson
Annual Base Salary	$1,700,000	$500,000
	Positioned in the upper percentile of peer group, required to attract a high caliber CEO to lead the Company, effective upon hire date, January 4, 2021.	To align salary to a competitive level for Executive Chair role, effective January 1, 2021
Short-Term Variable	200% of base salary at target	No participation in annual bonus plan; no change
Long-Term Variable	$12,000,000 annual target (~706% of base salary)	$1,500,000 annual target (300% of base salary)
	Will participate in the front-loaded 2021-2023 LTI plan, with 3x annual target award, split 75/25 PSUs/RSUs.	Target % of base salary did not change; target LTI value increases due to increase in base salary.
Basis for the 2021-2023 LTI award values
Post-Employment Benefits	▪Retirement savings benefits available to U.S.-based salaried employees	▪Added retirement savings benefits comparable to U.K. Salaried employees
	▪Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)	▪Prorated equity award vesting in the event of death, disability or involuntary termination by the Company (other than for cause)
•Severance in an amount equal to 12 months’ base salary, consistent with Dutch Corporate Governance Code best practice
▪Company provided retiree healthcare benefits
Other Benefits	▪U.S. benefits including company car, health, life, accident and disability insurance, and tax assistance	▪Select U.K. executive benefits including life, accident and disability insurance
	▪Tax equalization for any non-U.S. sourced employment income	▪Car service for business and private use for security. Any usage deemed a taxable benefit will be the Chairperson’s responsibility
▪Limited personal usage of private aircraft service; taxable benefit will be the CEO’s tax responsibility
Sign-On Incentives	▪Cash sign-on payment in the amount of $1.573 million to make up for forfeited 2020 bonus from prior employer
▪Cash sign-on for forfeited outstanding equity not covered in front-loaded LTI award, $7.578 million, vesting on first three anniversaries of hire date
▪No risk of forfeiture except for voluntary termination or termination by the Company for cause

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	New CEO		Chairperson
2021 Pay Element USD	Annualized at Target	Annualized at Maximum	Annualized at Target	Annualized at Maximum
Base Salary	$1,700,000	$1,700,000	$500,000	$500,000
2021 STI	$3,400,000	$6,800,000	N/A	N/A
2021 LTI	$12,000,000	$21,000,000	$1,500,000	$2,625,000
Total Direct:	$17,100,000	$29,500,000	$2,000,000	$3,125,000

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Reconciliation of certain non-GAAP financial measures to the most comparable GAAP financial measure prepared in accordance with EU-IFRS
Reconciliation of Adjusted net income/(loss) in accordance with U.S. GAAP to Profit/loss in accordance with EU-IFRS

($ million)	2020	2019
Profit/(loss) in accordance with EU-IFRS	(695)	906
Adjustments to conform with U.S. GAAP(1):
Development costs	192	43
Nikola investment fair value adjustment	134	—
Other adjustments(2)	(64)	(68)
Tax impact on adjustments and other income tax differences	(5)	573
Total adjustments	257	548
Net income (loss) in accordance with U.S. GAAP	(438)	1,454
Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates:
Nikola investment fair value adjustment	(134)	—
Restructuring expenses	49	109
Pre-tax gain related to the modification of a healthcare plan in the U.S.	(119)	(119)
Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations	125	116
Goodwill impairment charge	585	—
Other assets impairment charges	255	—
Cost of repurchase/early redemption of notes	—	27
Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	282	165
Other discrete items	8	22
Total Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	1,051	320
Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates(3)	24	—
Adjustments impacting Income tax benefit (expense):
Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(106)	(53)
Adjustment to valuation allowances against deferred tax assets	(82)	(539)
Other	(12)	(4)
Total Adjustments impacting Income tax benefit (expense)	(200)	(596)
Total Adjustments	875	(276)
Adjusted net income (loss) in accordance with U.S. GAAP	437	1,178
(1) Details about this item are provided in Note 34 “EU-IFRS to U.S. GAAP reconciliation” to the Consolidated financial statements.
(2) This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.
(3) This item includes the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

Calculation of Adjusted diluted earnings (loss) per share in accordance with U.S. GAAP

		2020	2019
Adjusted Net income (loss) in accordance with U.S GAAP attributable to the owners of the parent	$ million	379	1,141
Weighted average common shares outstanding in accordance with U.S. GAAP – diluted	million	1,352	1,354
Adjusted diluted earnings (loss) per common share in accordance with U.S. GAAP		$0.28	0.84

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Reconciliation of Net (Cash) Debt of Industrial Activities in accordance with U.S. GAAP to Total Debt in accordance with EU-IFRS

($ million)	At December 31, 2020	At December 31, 2019
Total Debt in accordance with EU-IFRS	26,618	25,413
Less:
Total Debt of Financial Services in accordance with EU-IFRS(1)	19,722	20,820
Intersegment notes payable(1)	(1,902)	(2,470)
Total Debt of Industrial Activities in accordance with EU-IFRS	8,798	7,063
Adjustments to reconcile Total Debt of Industrial Activities in accordance with EU-IFRS to Net (Cash) Debt of Industrial Activities in accordance with EU-IFRS(1)	(9,095)	(5,660)
Net (Cash) Debt of Industrial Activities in accordance with EU-IFRS	(297)	1,403
Adjustments to reconcile Net (Cash) Debt of Industrial Activities in accordance with EU-IFRS to Net (Cash) Debt of Industrial Activities in accordance with U.S. GAAP:
Operating Leases	(450)	(446)
Derivatives fair value	(7)	(61)
Reversal of financial interest accruals	(32)	(42)
Total Adjustments	(489)	(549)
Net (Cash) Debt of Industrial Activities in accordance with U.S. GAAP	(786)	854
(1) Details about these items and adjustments are provided in the paragraph "Consolidated Debt" of section "Liquidity and capital resources" above.

Reconciliation of Free Cash Flow of Industrial Activities in accordance with U.S. GAAP to Net cash provided by (used in) Operating Activities in accordance with EU-IFRS

($ million)	2020	2019
Net cash provided by (used in) Operating Activities in accordance with EU-IFRS	3,478	1,489
Adjustments to reconcile Net cash provided by (used in) Operating Activities in accordance with EU-IFRS to Free Cash Flow of Industrial Activities in accordance with EU-IFRS(1)	(1,445)	(1,480)
Free Cash Flow of Industrial Activities in accordance with EU-IFRS	2,033	9
Adjustments to reconcile Free Cash Flow of Industrial Activities in accordance with EU-IFRS to Free Cash Flow of Industrial Activities in accordance with U.S. GAAP:
Depreciation and amortization	(586)	(583)
Changes in provisions and similar	(190)	106
Changes in working capital	102	(67)
Investments in property, plant and equipment and intangible assets	364	426
Other changes	203	130
Total Adjustments	(107)	12
Free Cash Flow of Industrial Activities in accordance with U.S. GAAP	1,926	21
(1) Details about these adjustments are provided in the paragraph "Consolidated Debt" of section "Liquidity and capital resources" above

Board Report Remuneration Report 130

MAJOR SHAREHOLDERS
The following table sets forth information with respect to ownership of our share capital in excess of 3% as of December 31, 2020 based on publicly available information and in reference to Company’s files.

Name of Beneficial Owner	Number of Common Shares Owned		Percent of Common Shares (d)
EXOR N.V. (a)	366,927,900		27.1%
Harris Associates L.P. (b)	200,377,287		14.8%
BlackRock, Inc.(c)	43,213,241	(*)	3.2%
(a) In addition, EXOR N.V. holds 366,927,900 special voting shares; EXOR N.V.'s beneficial ownership in CNH Industrial is 42.5%, calculated as the ratio of (i) the aggregate number of common and special voting shares owned by EXOR N.V. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,725,238,625 outstanding common shares and special voting shares at December 31, 2020.
(b) Harris Associates L.P.’s beneficial ownership in CNH Industrial is 11.6% calculated as the ratio of (i) the number of common shares owned by Harris Associates L.P. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,725,238,625 outstanding common shares and special voting shares at December 31, 2020.
(c)    BlackRock, Inc.’s beneficial ownership in CNH Industrial is 2.5% calculated as the ratio of (i) the number of common shares owned by BlackRock, Inc. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial. There were 1,725,238,625 outstanding common shares and special voting shares at December 31, 2020.
(*) The amount does not include potential holdings where BlackRock, Inc. has a contractual right to indirectly acquire common shares potentially enabling the increase of common shares and voting rights.
(d)    There were 1,353,910,471 common shares outstanding as of December 31, 2020. All these common shares have the same rights and entitlements. The “Percent of Common Shares” was calculated by using the publicly disclosed number of owned common shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of December 31, 2020 as the denominator.
As of December 31, 2020, EXOR N.V.’s voting power in CNH Industrial as a result of the loyalty voting program was approximately 42.5%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable and transferable only in very limited circumstances and only together with the common shares to which they are associated.
Our shares may be held in the following three ways:
▪If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent;
▪Interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC;
▪Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares and associated common shares are not tradable. The associated common shares are only tradable after they are de-registered from the loyalty voting program at which time the associated special voting shares are surrendered to the Company. There is no possibility to hold a special voting share without holding an associated common share.

Board Report Major Shareholders 131

SUBSEQUENT EVENTS AND OUTLOOK
SUBSEQUENT EVENTS
CNH Industrial has evaluated subsequent events through March 3, 2021, which is the date the financial statements were authorized for issuance, and identified the following:
▪On February 26, 2021 CNH Industrial extended by one-year its syndicated committed revolving credit facility for €3,950.5 million, i.e. to March 2026; the remaining €49.5 million will mature in March 2025.
▪On March 2, 2021, CNH Industrial announced the completion of its minority investment in Zimeno, Inc. (d/b/a Monarch Tractor), a U.S. based agricultural technology company.
2021 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.
The Company’s 2021 outlook assumes a progressive improvement in economic conditions as populations and markets adjust to the new circumstances. The Company is providing the following 2021 outlook for its Industrial Activities:
▪Net sales(*) up between 8% and 12% year on year including currency translation effects;
▪Free cash flow positive between $0.4 billion and $0.8 billion;
▪R&D expenses growing to 4.5% of net sales, sales, general and administrative expenses lower/equal to 7.5% of net sales, and capital expenditures above 2.5% of net sales.

(*) Net sales reflecting the exchange rate of 1.20 EUR/USD.

Board Report Subsequent Events and Outlook 132

March 3, 2021

The Board of Directors

Suzanne Heywood
Léo W. Houle
Howard W. Buffett
Tufan Erginbilgic
John Lanaway
Alessandro Nasi
Lorenzo Simonelli
Vagn Sørensen
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

Board Report Subsequent Events and Outlook 133

CNH INDUSTRIAL CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2020

CNH Industrial Consolidated Financial Statements at December 31, 2020 134

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2020	2019
Net revenues	(1)	25,984	28,024
Cost of sales	(2)	22,491	23,056
Selling, general and administrative costs	(3)	2,002	2,156
Research and development costs	(4)	1,132	1,093
Result from investments:	(5)	19	19
Share of the profit/(loss) of investees accounted for using the equity method		19	19
Restructuring costs	(6)	56	116
Goodwill impairment loss	(12)	576	—
Other income/(expenses)	(7)	(207)	(52)
Financial income/(expenses)	(8)	(289)	(362)
PROFIT/(LOSS) BEFORE TAXES		(750)	1,208
Income tax benefit (expense)	(9)	55	(302)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(695)	906
PROFIT/(LOSS) FOR THE PERIOD		(695)	906

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		(750)	874
Non-controlling interests		55	32

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	(0.55)	0.65
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	(0.55)	0.65

CNH Industrial Consolidated Financial Statements at December 31, 2020 135

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2020	2019
PROFIT/(LOSS) (A)		(695)	906

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	(19)	(169)
Net change in fair value of equity investments measured at fair value through other comprehensive income	(21)	142	(6)
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	12	19
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		135	(156)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	37	(42)
Exchange gains/(losses) on translating foreign operations	(21)	(650)	(60)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	21	(9)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	(9)	10
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(601)	(101)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(466)	(257)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		(1,161)	649

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		(1,219)	620
Non-controlling interests		58	29

CNH Industrial Consolidated Financial Statements at December 31, 2020 136

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At December 31, 2020	At December 31, 2019
ASSETS
Intangible assets	(12)	4,832	5,522
Property, plant and equipment	(13)	5,414	5,769
Investments and other non-current financial assets:	(14)	1,021	707
Investments accounted for using the equity method		569	550
Equity investments measured at fair value through other comprehensive income		392	108
Other investments and non-current financial assets		60	49
Leased assets	(15)	1,978	1,857
Defined benefit plan assets	(22)	25	28
Deferred tax assets	(9)	1,061	806
Total Non-current assets		14,331	14,689
Inventories	(16)	6,000	7,065
Trade receivables	(17)	503	408
Receivables from financing activities	(17)	18,529	19,429
Current tax receivables	(17)	160	260
Other current receivables and financial assets(*)	(17)	1,041	1,302
Prepaid expenses and other assets(*)		189	173
Derivative assets	(18)	160	73
Cash and cash equivalents	(19)	9,629	5,773
Total Current assets		36,211	34,483
Assets held for sale	(20)	14	10
TOTAL ASSETS		50,556	49,182
(*) For the sake of clarity and to enhance the comparability of information presented, certain balances previously reported under “Other current assets” have been reclassified to “Other receivables and other financial assets” and “Prepaid expenses and other assets”.

CNH Industrial Consolidated Financial Statements at December 31, 2020 137

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(CONTINUED)

($ million)	Note	At December 31, 2020	At December 31, 2019
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		6,651	7,819
Non-controlling interests		84	44
Total Equity	(21)	6,735	7,863
Provisions:		5,239	4,787
Employee benefits	(22)	1,864	1,701
Other provisions	(23)	3,375	3,086
Debt:	(24)	26,618	25,413
Asset-backed financing	(24)	11,923	11,757
Other debt	(24)	14,695	13,656
Derivative liabilities	(18)	139	121
Trade payables	(25)	6,355	5,635
Tax liabilities	(9)	186	181
Deferred tax liabilities	(9)	203	274
Other current liabilities	(26)	5,081	4,908
Total Liabilities		43,821	41,319
TOTAL EQUITY AND LIABILITIES		50,556	49,182

CNH Industrial Consolidated Financial Statements at December 31, 2020 138

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	2020	2019
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(19)	5,773	5,803
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)		(695)	906
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,218	1,244
(Gains)/losses on disposal of:
Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		3	(22)
Investments			—
Loss on repurchase/early redemption of notes	(33)	—	27
Goodwill impairment loss	(13)	576	—
Other non-cash items	(33)	484	125
Dividends received		33	15
Change in provisions	(33)	202	(228)
Change in deferred income taxes		(290)	88
Change in items due to buy-back commitments	(33)	169	(70)
Change in operating lease items	(33)	34	(31)
Change in working capital	(33)	1,744	(565)
TOTAL		3,478	1,489
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(848)	(1,063)
Consolidated subsidiaries, net of cash acquired		—	(53)
Other investments		(161)	(109)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		3	61
Net change in receivables from financing activities	(33)	647	(538)
Change in other current financial assets		(41)	—
Other changes		(174)	115
TOTAL		(574)	(1,587)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		2,028	1,421
Repayment of bonds		(600)	(1,569)
Issuance of other medium-term borrowings (net of repayment)		350	(72)
Net change in other financial payables and derivative assets/liabilities	(33)	(1,224)	711
Dividends paid		(8)	(283)
Purchase of treasury shares		—	(57)
Purchase of ownership interests in subsidiaries		(9)	—
TOTAL		537	151
Translation exchange differences		415	(83)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		3,856	(30)
F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(19)	9,629	5,773

CNH Industrial Consolidated Financial Statements at December 31, 2020 139

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	—	(167)	29	7,472
Dividends distributed	—	—	—	(275)	—	—	—	—	—	(8)	(283)
Acquisition of treasury stock	—	(57)	—	—	—	—	—	—	—	—	(57)
Common shares issued from treasury stock and capital increase for share-based compensation	—	31	(34)	—	—	—	—	—	—	—	(3)
Share-based compensation expense	—	—	32	—	—	—	—	—	—	—	32
Total comprehensive income/(loss) for the period	—	—	—	874	(32)	(59)	(149)	(5)	(9)	29	649
Other changes(1)	—	—	(5)	64	—	—	—	—	—	(6)	53
AT DECEMBER 31, 2019	25	(154)	3,240	6,935	(49)	(1,473)	(524)	(5)	(176)	44	7,863
Dividends distributed	—	—	—	—	—	—	—	—	—	(8)	(8)
Common shares issued from treasury stock and capital increase for share-based compensation	—	45	(47)	—	—	—	—	—	—	—	(2)
Share-based compensation expense	—	—	38	—	—	—	—	—	—	—	38
Purchase of ownership interests in subsidiaries from non-controlling interests	—	—	(5)	—	—	—	—	—	—	(4)	(9)
Total comprehensive income/(loss) for the period	—	—	—	(750)	28	(653)	(3)	138	21	58	(1,161)
Other changes(1)	—	—	(6)	26	—	—	—	—	—	(6)	14
AT DECEMBER 31, 2020	25	(109)	3,220	6,211	(21)	(2,126)	(527)	133	(155)	84	6,735
(1)     Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

CNH Industrial Consolidated Financial Statements at December 31, 2020 140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 28 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
CNH Industrial has five reportable segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain and Financial Services. CNH Industrial's worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations, as well as corporate functions, are collectively referred to as “Industrial Activities”.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These Consolidated Financial Statements together with the notes thereto of CNH Industrial at December 31, 2020 were authorized for issuance by the Board of Directors on March 3, 2021 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. Despite operating in a continuously difficult economic and financial environment, negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand, to preserve cash and contain costs, its industrial and financial flexibility, and its strong liquidity position.
These Consolidated Financial Statements are prepared using the U.S. dollar as presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in the agriculture and construction businesses, and to provide more meaningful information to U.S. investors.

COVID-19 effects, actions, and use of accounting estimates and management’s assumptions
COVID-19 pandemic affected CNH Industrial’s results, statement of financial position and cash flows presented in these Consolidated Financial Statements.
The main impacts of the pandemic on significant accounting matters are disclosed below.
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities, as further described in the following paragraph "Use of estimates".

CNH Industrial Consolidated Financial Statements at December 31, 2020 141

Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
These Consolidated Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. In particular, updates to incorporate the expected consequences of the COVID-19 pandemic were included in the analysis of the recoverability of certain tangible and intangible assets, resulting in the recognition of $317 million impairment charges in the second quarter of 2020. In addition, new actions were identified to realize the asset portfolio of vehicles sold under buy-back commitments, as a result of the significant deterioration of the used vehicle markets in which the Commercial and Specialty Vehicles segment operates and the consequent impact on truck residual values, resulting in the recognition of $282 million charges in the second quarter of 2020. Furthermore, goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. The significant decline in industry demand and other market conditions in the main markets in which the Construction cash-generating unit (“CGU”) operates were identified as impairment indicators at June 30, 2020 for the goodwill at the Construction CGU, and, as a consequence, CNH Industrial performed a quantitative interim assessment of impairment for the Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the CGU and its projected cash flows, which deteriorated significantly, CNH Industrial recognized an impairment loss of $576 million in the second quarter of 2020, representing the total impairment of Construction goodwill. Updated estimates and assumptions to incorporate the expected consequences of the COVID-19 pandemic were also included in the analysis of the recoverability and collectability of financial assets, especially of receivables from financing activities. Finally, with regard to hedge accounting, estimates were updated concerning whether forecast transactions can still be assumed to be highly likely to occur.
Starting from the easing of COVID-19 restrictions in the third quarter of 2020, a general improvement was noted in market demand and in customer sentiment. The improvement continued in the fourth quarter, despite increasing COVID-19 restrictions in most geographies. However, uncertainty remains about the future impacts on CNH Industrial’s end-markets and operations of renewed restrictions on social interactions and business operations until widespread vaccination is achieved.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. For a detailed description of this information see the “Risk management and Control System” section of the Board Report, Note 17 “Current receivables and Other current financial assets” and Note 30 “Information on financial risks”.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.
The statement of cash flows is presented using the indirect method.

CNH Industrial Consolidated Financial Statements at December 31, 2020 142

Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
▪the contractual arrangement with the other vote holders of the investee;
▪rights arising from other contractual arrangements;
▪the Group’s voting rights and potential voting rights.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.
Changes in the Group's ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.
If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).
Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.
Joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.
Associates
Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.
Investments in other companies
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value are measured at cost as an estimate of fair value, as permitted by IFRS 9. The Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Dividends received from these investments are included in Other income/(expenses) from investments.

CNH Industrial Consolidated Financial Statements at December 31, 2020 143

Transactions eliminated on consolidation
All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.
Foreign currency transactions
Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.
Consolidation of foreign entities
All assets and liabilities of subsidiaries with a functional currency other than the U.S. dollar are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.
The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the U.S. dollar are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.
The Group applies IAS 29 - Financial reporting in hyperinflationary economies for its subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. According to this standard, non-monetary assets and liabilities not yet translated into U.S. dollar at the reporting date are redetermined using a general price index. The financial statements of these subsidiaries are then translated at the closing spot rate.
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2020	At December 31, 2020	Average 2019	At December 31, 2019
Euro	0.876	0.815	0.893	0.890
Pound sterling	0.779	0.733	0.784	0.757
Swiss franc	0.937	0.880	0.994	0.966
Polish zloty	3.890	3.716	3.839	3.789
Brazilian real	5.160	5.194	3.942	4.020
Canadian dollar	1.340	1.274	1.327	1.299
Argentine peso(1)	83.973	83.973	59.870	59.870
Turkish lira	7.052	7.427	5.679	5.950
(1)    From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.
Business combinations
Business combinations are accounted for by applying the acquisition method. Under this method:
▪the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;
▪at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

CNH Industrial Consolidated Financial Statements at December 31, 2020 144

▪goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;
▪non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree's identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;
▪any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.
When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.
Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.
Fair value measurement
Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 18, Note 31 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.
In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:
▪Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;
▪Level 3 — inputs that are not based on observable market data.
Intangible assets
Goodwill
Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

CNH Industrial Consolidated Financial Statements at December 31, 2020 145

Development costs
Development costs for vehicle production project (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably, and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years
Trucks and buses	4-8
Agricultural and construction equipment	5
Engines	8-10
All other development costs are expensed as incurred.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.
Other intangible assets
Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.
Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.
Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.
Property, plant and equipment
Cost
Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment.
Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.
Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph "Revenue recognition" if the buy-back commitment originates from Commercial and Specialty Vehicles.
Depreciation
Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Depreciation rates
Buildings	2.5% - 10%
Plant, machinery and equipment	4% - 20%
Other assets	10% - 33%
Land is not depreciated.
Lease accounting policy
Lessee accounting
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Group comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to

CNH Industrial Consolidated Financial Statements at December 31, 2020 146

exercise that option. For real estate leases, this assessment is based on an analysis by management of all relevant facts and circumstances including the leased asset’s purpose, the economic and practical potential for replacing and any plans that the Group has in place for the future use of the asset. The Group combines lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases) and for leases of low-value assets, CNH Industrial recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.
For all other leases, at the commencement date (i.e., the date the underlying asset is available for use), CNH Industrial recognizes a right-of-use asset, classified within Property, plant and equipment, and a lease liability, classified within Other Debt.
At the commencement date, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. At the same date, the lease liability is measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the specific interest rate curve based on the relevant currency and term, as well as specific factors contributing to CNH Industrial’s credit spread. The Group primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
After the commencement date, the right-of-use asset is measured at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated on a straight-line basis. If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, CNH Industrial depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. After the commencement date, the lease liability is increased to reflect the accretion of interest, recognized within Financial income/(expenses) in the income statement, reduced for the lease payments made, and remeasured to reflect any reassessment or lease modifications.
Before the adoption of IFRS 16, where CNH Industrial entered as lessee in a lease contract classified as finance, assuming substantially all the risks and rewards of ownership, assets held under finance lease were recognized as assets of the Group at the lower of fair value or present value of the minimum lease payments and depreciated. The corresponding liability to the lessor was included in the financial statement as a debt. Where CNH Industrial entered as lessee in a lease contract classified as operating, the lessor retained substantially all the risks and rewards of ownership of the asset. Operating lease expenditures were expensed on a straight-line basis over the lease terms.
Lessor accounting
Lease contracts where CNH Industrial acts as a lessor, can be classified as either an operating lease or finance lease. Leases where a significant portion of the risks and rewards are retained by the lessor are classified as operating leases. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are classified as a finance leases.
Where CNH Industrial is the lessor in a finance lease, the future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as repayment of the principal, and financial income remunerating the initial investment and the services provided.
Where CNH Industrial is the lessor in an operating lease, income from operating leases is recognized over the term of the lease on a straight-line basis. Leased assets include vehicles leased to retail customers by the Group's leasing companies. They are stated at cost and depreciated at annual rates of between 20% and 33%.
When leased assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.
All other borrowing costs are expensed when incurred.

CNH Industrial Consolidated Financial Statements at December 31, 2020 147

Impairment of assets
The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.
If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.
Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.
Financial instruments
Presentation
Financial instruments held by the Group are presented and measured in the financial statements as described in the following paragraphs.
Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (securities, and other non-current financial receivables).
Current financial assets include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.
Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities refer to debt, which includes asset-backed financing (“ABS”), and derivative liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other liabilities.
Measurement
Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the paragraph “Basis of consolidation”.
In accordance with IFRS 9 - Financial Instruments, financial assets are classified as measured at either amortized cost ("AC"), fair value through other comprehensive income ("FVTOCI") or fair value through profit or loss ("FVTPL"), depending on the business model for managing such financial assets and the asset’s contractual cash flow characteristics. Financial liabilities are classified as measured at amortized cost using the effective interest method.
Financial assets and current securities acquired through a regular way purchase are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs. Subsequent measurement depends on the business model for managing the asset and the cash flow characteristics of the asset.
Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost using the effective interest method. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.
Assets that are held for collection of contractual cash flows and for selling the financial assets, where the asset’s cash flows represents solely payments of principal and interests, are measured at fair value through other comprehensive income. Gains and losses on assets measured at fair value through other comprehensive income are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss; when the asset is impaired, impairment losses are recognized to profit or loss. Interest income from these financial assets is included in financial income.
As a result of the Group's business model, trade receivables and receivables from financing activities are subsequently measured at amortized cost.

CNH Industrial Consolidated Financial Statements at December 31, 2020 148

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period. The recognition of an impairment is based on expected credit losses.
Cash and cash equivalents include cash at banks, units in liquidity funds, other money market securities and other cash equivalents. Cash and cash equivalents are subject to an insignificant risk of changes in value. Money market securities consist of investments in high quality, short-term, diversified financial instruments that can generally be liquidated on demand and are measured at FVTPL. Cash at banks and Other cash equivalents are measured at amortized cost.
Derivatives financial assets and liabilities are measured either at fair value through other comprehensive income (when in an hedging relationship) or at fair value through profit or loss.
Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.
Derivative financial instruments
Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging ratio in the hedging relationship reflects the actual quantity of the hedging instruments and the hedged item. Further details on qualifying criteria are included in Note 18 “Derivative assets and derivative liabilities” and Note 30 “Information on financial risks”.
When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:
▪Fair value hedges – where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.
▪Cash flow hedges – where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income in the cash flow hedge reserve. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.
Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the assets are no longer held or if it transfers the financial activities, as follows:
▪if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;
▪if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;
▪if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:
▪if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

CNH Industrial Consolidated Financial Statements at December 31, 2020 149

▪if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.
On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.
Inventories
Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating lease) are stated at the lower of cost or market. Cost is determined by the first-in-first-out (FIFO) method. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
Assets and liabilities held for sale
Non-current assets are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, with the sale expected to be completed within one year from the date of classification, and the non-current asset (or the disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group). When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.
Employee benefits
Pension plans
The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.
The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.
Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.
Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.
Post-employment plans other than pensions
The Group provides certain post-employment defined benefits, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.
Defined contribution plans
Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.

CNH Industrial Consolidated Financial Statements at December 31, 2020 150

Share-based compensation plans
The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the requisite service period for each separately vesting portion of an award, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.
Provisions
The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.
Changes in estimates are reflected in profit or loss in the period in which the change occurs.
Treasury shares
Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.
Revenue recognition
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.
The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.
Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.
The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).
Sales of goods
The Group has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.
Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.
For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.
The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

CNH Industrial Consolidated Financial Statements at December 31, 2020 151

With reference to the sales to dealers accompanied by “floor plan” agreements under which the Group offers wholesale financing including “interest-free” financing for a specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration for this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.
For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.
Rendering of services
Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.
Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.
Rents and other income on assets sold with a buy-back commitment
Commercial and Specialty Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.
If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.

CNH Industrial Consolidated Financial Statements at December 31, 2020 152

Finance and interest income
Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, CNH Industrial calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, CNH Industrial reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.
Rents and other income on operating leases
Income from operating leases is recognized over the term of the lease on a straight-line basis.
Cost of sales
Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.
Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.
Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.
Research and development costs
This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.
Government grants
Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.
Income taxes
Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effects are recognized directly in equity or in other comprehensive income. Provisions for income taxes arising on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent it is probable future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rates of the relevant tax jurisdictions that are expected to apply to taxable income during the period or periods in which the temporary differences reverse. The Group recognizes tax liabilities for uncertain tax treatments when tax risks arising from positions taken by the Group are considered probable, assuming the tax authorities have full knowledge of all relevant information when making their

CNH Industrial Consolidated Financial Statements at December 31, 2020 153

examination. In doing so, the Group evaluates whether to consider each uncertain tax treatment separately or jointly consider multiple uncertain tax treatments, using the approach that better predicts the resolution of the uncertainty. The liabilities recognized correspond to the amounts expected to be paid. Other taxes not based on taxable profits, such as property taxes and taxes on capital, are included in operating expenses.

Dividends
Dividends payable by the Group are reported as a change in equity in the period in which they are approved by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”).
Earnings per share
Basic earnings per share are calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares.
Use of estimates
These Consolidated Financial Statements have been prepared in accordance with EU-IFRS which requires CNH Industrial to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of income and expenses. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, historical experience and other relevant factors. Actual results may differ from the estimates.
Particularly in light of the current economic uncertainty, developments may occur which may differ from CNH Industrial's estimates and assumptions, and therefore might require significant adjustments to the carrying amounts of certain items, which as of the date of these Consolidated Financial Statements cannot be accurately estimated or predicted.
The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.
Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The following are the critical judgments and the key assumptions concerning the future that CNH Industrial has made in the process of applying its accounting policies and that may have the most significant effect on the amounts recognized in its Consolidated Financial Statements or that represent a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Allowance for doubtful accounts
The allowance for doubtful accounts for trade receivables and contract assets reflects CNH Industrial’s estimate of expected lifetime credit losses, and it is measured at an amount equal to the present value of the cash shortfalls over the expected life of the financial asset.
The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward looking expected credit losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and at fair value through other comprehensive income, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:
▪12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
▪lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
Refer to Note 17 “Current receivables and Other current financial assets” for additional details on the calculation of allowance for credit losses.

CNH Industrial Consolidated Financial Statements at December 31, 2020 154

Allowance for obsolete and slow-moving inventory
The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.
Recoverability of non-current assets (including goodwill)
Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other non-current financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually.
The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.
In the second quarter of 2020, CNH Industrial performed a quantitative impairment assessment for the Construction cash-generating unit which resulted in a recoverable amount below carrying value. Based on the assessment, CNH Industrial recognized a goodwill impairment loss of $576 million, representing the total impairment of Construction goodwill. At December 31, 2020, the vast majority of goodwill, representing approximately 96% of the total, related to Agriculture (89%) and Financial Services (7%). Goodwill impairment test is performed at the cash generating unit level, the segment level. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if there is an impairment loss. Further details on the goodwill impairment test are included in Note 12.
In view of the present economic and financial situation, the Group made the following considerations in respect of its future prospects:
▪when carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the upcoming years. CNH Industrial extended such projections for subsequent years to appropriately cover the period of analysis;
▪should the assumptions underlying the forecast deteriorate further, the following is noted: the Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector is one of the markets which could be most affected by a potential crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time.
Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment
CNH Industrial records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience and are reviewed quarterly. Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored to ensure that write-downs were properly determined. However, it cannot be excluded that additional write-downs may be required if market conditions should deteriorate further.

CNH Industrial Consolidated Financial Statements at December 31, 2020 155

Sales allowances
CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.
Product warranties
CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.
Pension and other post-employment benefits
Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.
Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.
The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to “Employee benefits” section above for further details.
Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.
Recognition of deferred tax assets
At December 31, 2020, CNH Industrial had net deferred tax assets, including tax loss carry forwards, of $1,699 million, of which $841 million are not recognized in the financial statements. The corresponding totals at December 31, 2019 were $1,402 million and $870 million. Management has recognized deferred tax assets it believes are probable to be recovered. In determining the amount of deferred tax assets probable to be recovered, management has considered figures from budgets and plans consistent with those used for other purposes within CNH Industrial, for example impairment testing, as discussed in the paragraph “Recoverability of non-current assets (including goodwill)” above. CNH Industrial believes the amount of recognized deferred tax assets is appropriate, despite the risk of actual future results potentially being less than results included in these forecasts, considering many of the recognized net deferred tax assets relate to temporary differences and tax losses which, to a significant extent, may be recovered over an extended time period, but do not expire based on currently enacted tax law.
As in all financial reporting periods, CNH Industrial assessed the realizability of its various deferred tax assets, which related to multiple tax jurisdictions in all regions of the world. During 2020 CNH Industrial recorded net, non-cash deferred tax benefits of $44 million related to the net recognition of deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. In substantially all the jurisdictions in which CNH Industrial operates, no changes in assessment occurred with respect to the recognition of deferred tax assets despite incurring significant pre-tax losses. This is primarily attributable to the fact that a substantial portion of the pre-tax losses related to the Construction CGU goodwill impairment, which had no corresponding tax effect, and other non-recurring events that are only expected to impact taxable income in the near-term, while substantially all of CNH Industrial’s deferred tax assets have no expiry date. Further, CNH Industrial has a history of producing pre-tax losses in the bottom-end of economic cycles followed by generating pre-tax profits during ensuing periods of economic expansion such that there is little history of tax attributes expiring unutilized. Given the economic impact of the COVID-19 pandemic, however, it is possible assessment changes could occur within the next twelve months, with those changes potentially having a material impact on CNH Industrial’s results of operations.

CNH Industrial Consolidated Financial Statements at December 31, 2020 156

Contingent liabilities
CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.
New standards and amendments effective from January 1, 2020
▪On September 26, 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by the Interbank Offered Rates (IBOR) reform, allowing the hedge accounting to be continued as if the reference rates on which the hedged item and hedging instrument are based were not changed by the reform. Furthermore, the amendments require to provide additional information to investors about hedging relationships directly affected by the uncertainties caused by the reform. The amendments are effective from January 1, 2020. The adoption of these amendments did not have any material impact on these Consolidated Financial Statements.
▪On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020, with earlier application permitted. The adoption of these amendments did not have any material impact on these Consolidated Financial Statements.
▪On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occurred on or after January 1, 2020 with earlier application permitted. The adoption of these amendments did not have any material impact on these Consolidated Financial Statements.
Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:
▪On May 28, 2020 the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) adding a practical expedient that relieves the lessee from assessing whether a COVID-19-related rent concession is a lease modification. The lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The amendment is voluntary and does not affect lessors. The amendment is effective retrospectively for annual reporting periods beginning on or after June 1, 2020 and it is also available for interim reports. The Group does not apply this practical expedient for lessees.
▪On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are effective retrospectively for annual reporting periods beginning on or after January 1, 2021. The Group does not expect a material impact to its Consolidated Financial Statements or disclosures upon adoption of the amendments.
Furthermore, at the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for these amendments and improvements.
The Group is currently evaluating the impact of the adoption of these amendments and improvements on its Consolidated Financial Statements or disclosures:
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020, the IASB issued Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective retrospectively from January 1, 2022.

CNH Industrial Consolidated Financial Statements at December 31, 2020 157

▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022.
▪On February 12, 2021 the IASB issued the Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, requiring to disclose the material accounting policy information rather than the significant accounting policies. Furthermore, the amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective from January 1, 2023.
▪On February 12, 2021 the IASB issued the Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates. The amendments clarify how to distinguish changes in accounting policies (generally also applied retrospectively to past transactions and other past events) from changes in accounting estimates (applied prospectively only to future transactions and other future events). This amendment is effective from January 1, 2023.

SCOPE OF CONSOLIDATION
The Consolidated Financial Statements of the Group as of December 31, 2020 include CNH Industrial N.V. and 173 consolidated subsidiaries over which CNH Industrial N.V., directly or indirectly, has control. A total of 167 subsidiaries were consolidated at December 31, 2019.
Excluded from consolidation are 16 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 16 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

Proposed spin-off of On-Highway business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles and powertrain) and "Off-Highway" (agriculture and construction) businesses as soon as practicable. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. Execution of the transaction requires further work on structure, management, governance and other significant matters as well as appropriate corporate approvals (including approval of our stockholders at an Extraordinary General Meeting of shareholders) and satisfaction of other conditions. CNH Industrial can make no assurance that any spin-off transaction will ultimately occur, or, if one does occur, its terms or timing.
CNH Industrial did not classify the business that will be separated as assets held for distribution at December 31, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.
BUSINESS COMBINATIONS
There were no significant business combinations in 2020. For completeness, on January 12, 2021 CNH Industrial N.V. concluded a previously announced deal to acquire four businesses from Capital Equipment Group (a subsidiary of Invicta Holdings) in South Africa which include CASE IH distributor Northmec, CASE Construction Equipment distributor CSE, spare parts distributor NHSA and spare parts and implements distributor Landboupart.
In 2019, CNH Industrial completed the acquisition of K-Line AG, a tillage and crop implement manufacturer; ATI, Inc, a manufacturer of rubber track systems for high horsepower tractors and combine harvesters; and AgDNA, a developer in Farm Managed Information Systems, for total consideration of approximately $100 million (of which $53 million of consideration paid in cash), resulting in the recognition of $80 million of goodwill.

CNH Industrial Consolidated Financial Statements at December 31, 2020 158

COMPOSITION AND PRINCIPAL CHANGES

1.    Net revenues
The following table summarizes Net revenues for the years ended December 31, 2020 and 2019:

($ million)	2020	2019
Agriculture	10,916	10,958
Construction	2,170	2,768
Commercial and Specialty Vehicles	9,420	10,440
Powertrain	3,633	4,114
Eliminations and Other	(1,847)	(2,111)
Total Industrial Activities	24,292	26,169
Financial Services	1,807	1,996
Eliminations and Other	(115)	(141)
Total Net revenues	25,984	28,024
The following table disaggregates Net revenues by major source for the years ended December 31, 2020 and 2019:

($ million)	2020	2019
Revenues from:
Sales of goods	23,340	25,123
Rendering of services and other revenues	637	660
Rents and other income on assets sold with a buy-back commitment	315	386
Revenues from sales of goods and services	24,292	26,169
Finance and interest income	933	1,089
Rents and other income on operating lease	759	766
Total Net revenues	25,984	28,024
During the years ended December 31, 2020 and 2019, revenues included $463 million and $508 million, respectively, relating to contract liabilities outstanding at the beginning of each period. Refer to Note 26 "Other current liabilities" for additional details on contract liabilities.
As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion (approximately $2.0 billion as of December 31, 2019). As of December 31, 2020 CNH Industrial expects to recognize revenue on approximately 32% and 77% of the remaining performance obligations over the next 12 and 36 months, respectively, (approximately 39% and 84% as of December 31, 2019, respectively), with the remaining recognized thereafter.
2.    Cost of sales
The following summarizes the main components of Cost of sales:

($ million)	2020	2019
Interest cost and other financial charges from Financial Services	500	520
Other costs of sales	21,991	22,536
Total Cost of sales	22,491	23,056
Cost of sales included impairment charges of $245 million against intangible and tangible assets, as well as asset optimization charges of $282 million ($165 million in 2019).
3.    Selling, general and administrative costs
Selling, general and administrative costs amounted to $2,002 million in 2020, compared to $2,156 million recorded in 2019.

CNH Industrial Consolidated Financial Statements at December 31, 2020 159

4.    Research and development costs
In 2020, Research and development costs of $1,132 million ($1,093 million in 2019) comprise all the research and development costs not recognized as assets in the year, amounting to $586 million ($624 million in 2019), the amortization of capitalized development costs of $450 million ($439 million in 2019) and the impairment of capitalized development costs of $96 million ($30 million in 2019). During 2020, the Group capitalized new development costs of $364 million ($426 million in 2019).
5.    Result from investments
In 2020 and 2019, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was a gain of $19 million, respectively. In 2020, this item also included the $20 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.
6.    Restructuring costs
CNH Industrial incurred restructuring costs of $56 million and $116 million in 2020 and 2019, respectively.
7.    Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. Other expenses were $207 million in 2020 and $52 million in 2019. In both periods, this item primarily included legal costs, indirect taxes and the benefit cost for former employees. In 2019, this item also included a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligation and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.
8.    Financial income/(expenses)
In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) in 2020 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $756 million ($873 million in 2019) and the costs incurred by Financial Services (included in item "Interest cost and other financial expenses” in the following table) included in Cost of sales for $500 million ($520 million in 2019).

CNH Industrial Consolidated Financial Statements at December 31, 2020 160

A reconciliation to the income statement is provided under the following table:

($ million)	2020	2019
Financial income:
Interest earned and other financial income	39	61
Interest income from customers and other financial income of Financial Services	756	873
Total financial income	795	934
of which:
Financial income, excluding Financial Services (a)	39	61

Interest and other financial expenses:
Interest cost and other financial expenses	583	690
Write-downs of financial assets at amortized cost	107	60
Interest costs on employee benefits	16	24
Total interest and other financial expenses	706	774
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	44	(77)
Exchange rate differences from derivative financial instruments	78	246
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	828	943
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	328	423

Net financial income/(expenses) excluding Financial Services (a) - (b)	(289)	(362)
Interest earned and other financial income may be analyzed as follows:

($ million)	2020	2019
Interest income from banks	19	25
Interest and financial income from financial assets at amortized cost	9	20
Other interest income and financial income	11	16
Total Interest earned and other financial income	39	61
Interest cost and other financial expenses may be analyzed as follows:

($ million)	2020	2019
Interest expenses on bonds	353	409
Bank interest expenses	81	81
Interest expenses related to lease liabilities	12	14
Commission expenses	6	8
Other interest cost and other financial expenses	131	178
Total Interest cost and other financial expenses	583	690
In the year ended December 31, 2019, net financial expenses (excluding those of Financial Services) included $27 million related to repurchase of notes, as further described in Note 24 "Debt".
Capitalized borrowing costs amounted to $27 million and $28 million in 2020 and 2019, respectively.
Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing and factoring cost.

CNH Industrial Consolidated Financial Statements at December 31, 2020 161

9.    Income tax benefit (expense)
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s income tax benefit as reported in its consolidated income statement for the year ended December 31, 2020 of $55 million consists almost entirely of income tax benefits related to subsidiaries of CNH Industrial N.V.
Income taxes for the years ended December 31, 2020 and 2019 consisted of the following:

($ million)	2020	2019
Current taxes	(238)	(271)
Deferred taxes	272	(64)
Taxes relating to prior periods	21	33
Total Income tax benefit (expense)	55	(302)
CNH Industrial N.V. is incorporated in the Netherlands but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented based on the weighted average of the U.K. statutory corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.00% in 2020 and 2019. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2020 and 2019 is as follows:

($ million)	2020	2019
Theoretical Income tax benefit (expense) at the parent statutory rate	142	(230)
Foreign income taxed at different rates	5	(88)
Deferred tax assets not recognized and write-down	(96)	(41)
Italian IRAP taxes	(11)	(13)
Taxes relating to prior years	21	26
Recognition or use of previously unrecognized deferred tax assets	66	24
Change in tax rate or law	(3)	7
Goodwill impairment charge	(110)	—
Other	41	13
Total Income tax benefit (expense)	55	(302)
The effective tax rates for 2020 and 2019 were 7.3% and 25.0%, respectively. The 2020 effective tax rate reflects the positive impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, with those benefits being more than offset by the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment charge related to CNH Industrial’s Construction segment.
At December 31, 2020, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $7 billion ($7 billion at December 31, 2019) for which no deferred tax liability has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are indefinitely reinvested. CNH Industrial has determined the amount of unrecognized deferred tax liability relating to the $7 billion undistributed earnings is approximately $106 million and related to withholding taxes and incremental local country income taxes in certain jurisdictions. Further, CNH Industrial evaluated the undistributed earnings from its joint ventures in which it owned 50% or less and recorded $10 million of deferred tax liabilities as of December 31, 2020. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes.
CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax assets, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated legal entities, where these may be offset. The components of net deferred tax assets at December 31, 2020 and 2019 are as follows:

CNH Industrial Consolidated Financial Statements at December 31, 2020 162

($ million)	At December 31, 2019	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2020
Deferred tax assets arising from:
Taxed provisions	800	53	—	6	859
Inventories	219	21	—	10	250
Taxed allowances for doubtful accounts	154	(13)	—	(7)	134
Provision for employee benefits	251	(5)	(5)	23	264
Intangible assets	9	(12)	—	1	(2)
Write-downs of financial assets	1	—	(3)	1	(1)
Measurement of derivative financial instruments	16	1	(9)	5	13
Other	436	49	—	13	498
Total	1,886	94	(17)	52	2,015

Deferred tax liabilities arising from:
Accelerated depreciation	(615)	56	—	(1)	(560)
Inventories	(116)	(16)	—	6	(126)
Provision from employee benefits	—	—	1	(2)	(1)
Capitalization of development costs	(293)	(5)	—	(7)	(305)
Other	(138)	11	—	26	(101)
Total	(1,162)	46	1	22	(1,093)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	678	110	—	(11)	777
Adjustments for assets whose recoverability is not probable	(870)	21	20	(12)	(841)
Total net deferred tax assets	532	271	4	51	858

($ million)	At December 31, 2020	At December 31, 2019
Deferred tax assets	1,061	806
Deferred tax liabilities	(203)	(274)
Net deferred tax assets	858	532
The increase of $326 million in net deferred tax assets is mainly due to the $271 million credit recognized in CNH Industrial’s income statement for the net creation of deferred tax assets, largely driven by the increase in tax loss carryforwards. In addition, during 2020, CNH Industrial's deferred tax assets increased by $51 million due, in large part, to the strengthening of various currencies, but mostly the Euro, against the U.S. dollar.
The decision to recognize deferred tax assets is made for each legal entity in the Group by critically assessing whether the conditions exist for the future recoverability of such assets on the basis of actual results, as well as updated strategic plans and accompanying tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of $2,015 million at December 31, 2020 and of $1,886 million at December 31, 2019, and tax loss carryforwards and tax credits of $777 million at December 31, 2020 and of $678 million at December 31, 2019, were reduced by $841 million at December 31, 2020 and by $870 million at December 31, 2019.
Net deferred tax assets include $287 million at December 31, 2020 ($171 million at December 31, 2019) of tax benefits arising from tax loss carryforwards and tax credits. At December 31, 2020, a further tax benefit of $490 million ($507 million at December 31, 2019) arising from tax loss carryforwards and tax credits has not been recognized.
Tax liabilities primarily include uncertain income tax amounts of $134 million and other tax payables.

CNH Industrial Consolidated Financial Statements at December 31, 2020 163

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2020, together with the amounts for which deferred tax assets have not been recognized, analyzed by estimated year of reversal or expiry, are as follows:

		Estimated year of reversal or expiry
($ million)	Total at December 31, 2020	2021	2022	2023	2024	Beyond 2024	Unlimited/ indeterminable
Temporary differences and tax losses:
Deductible temporary differences	7,858	3,726	1,033	1,033	1,033	1,033	—
Taxable temporary differences	(4,273)	(461)	(953)	(953)	(953)	(953)	—
Tax losses and tax credits	4,431	124	84	71	103	1,116	2,933
Temporary differences and tax losses for which deferred tax assets have not been recognized	(4,508)	(284)	(530)	(501)	(542)	(583)	(2,068)
Temporary differences and tax losses	3,508	3,105	(366)	(350)	(359)	613	865
During 2020 countries around the world enacted substantial amounts of tax legislation in response to the COVID-19 pandemic. While the legislation generally did not impact CNH Industrial’s results of operations, CNH Industrial, in accordance with the legislation, delayed income tax payments in multiple jurisdictions, which improved its operating cash flow and overall cash position. CNH Industrial generally expects to settle these liabilities during 2021.
CNH Industrial files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. We have open tax years from 2009 through 2019. Due to the global nature of CNH Industrial business, transfer pricing disputes may arise and CNH Industrial may seek correlative relief through competent authority processes. Further, as various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible CNH Industrial’s amount of unrecognized tax benefits could change during the next twelve months. CNH Industrial does not believe the resolution of any outstanding tax examinations will have a material effect on CNH Industrial’s results of operations, statement of financial position, or cash flows.
10.    Other information by nature of expense
The income statement includes personnel costs for $3,820 million in 2020 ($3,909 million in 2019).
An analysis of the average number of employees by category is as follows:

	2020	2019
Managers	1,053	981
White-collar	23,705	24,605
Blue-collar	38,725	39,010
Average number of employees	63,483	64,596

11.    Earnings per share
A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		2020	2019
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	(750)	874
Weighted average common shares outstanding – basic	million	1,351	1,352
Basic earnings/(loss) per common share		$(0.55)	0.65

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	(750)	874
Weighted average common shares outstanding – basic	million	1,351	1,352
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans	million	—	2
Weighted average common shares outstanding – diluted	million	1,351	1,354
Diluted earnings/(loss) per common share		$(0.55)	0.65
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into

CNH Industrial Consolidated Financial Statements at December 31, 2020 164

common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.
For the year ended December 31, 2020, 2.9 million shares (consisting of share grants) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive. For the year ended December 31, 2019, 5.0 million shares (consisting of share grants) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.
12.    Intangible assets
In 2020 and 2019, changes in the carrying amount of Intangible assets were as follows:

($ million)	Goodwill	Trademarks and other intangible assets with indefinite useful lives	Development costs externally acquired	Development costs internally generated	Patents, concessions and licenses	Other intangible assets externally acquired	Advances and intangible assets in progress externally acquired	Total
Gross carrying amount Balance at December 31, 2018	3,100	293	1,597	5,101	928	1,074	29	12,122
Additions	—	—	126	300	6	91	29	552
Divestitures	—	—	—	(12)	(2)	(24)	—	(38)
Acquisitions(*)	80	—	—	—	—	—	—	80
Translation differences and other changes	(26)	—	(29)	(82)	12	1	(25)	(149)
Balance at December 31, 2019	3,154	293	1,694	5,307	944	1,142	33	12,567
Additions	—	—	120	244	9	97	23	493
Divestitures	—	—	—	(12)	(1)	(8)		(21)
Translation differences and other changes	(27)	—	160	256	76	64	(5)	524
Balance at December 31, 2020	3,127	293	1,974	5,795	1,028	1,295	51	13,563
Accumulated amortization and impairment losses Balance at December 31, 2018	636	60	1,265	3,088	869	707	—	6,625
Amortization	—	—	156	283	36	68	—	543
Impairment losses	—	—	12	18	1	—	—	31
Divestitures	—	—	—	(7)	(2)	(20)	—	(29)
Translation differences and other changes	(30)	—	(29)	(45)	(12)	(9)	—	(125)
Balance at December 31, 2019	606	60	1,404	3,337	892	746	—	7,045
Amortization	—	—	187	263	24	72	—	546
Impairment losses	576	—	—	96	—	90	—	762
Divestitures		—	—	(12)	(1)	(7)		(20)
Translation differences and other changes	1	—	149	152	53	43	—	398
Balance at December 31, 2020	1,183	60	1,740	3,836	968	944	—	8,731
Carrying amount at December 31, 2019	2,548	233	290	1,970	52	396	33	5,522
Carrying amount at December 31, 2020	1,944	233	234	1,959	60	351	51	4,832
(*) Increases in Goodwill refer to acquisitions discussed in section "Business combinations" above.

Foreign exchange gains were $157 million in 2020 (losses of $36 million in 2019).

CNH Industrial Consolidated Financial Statements at December 31, 2020 165

Goodwill, trademarks and intangible assets with indefinite useful lives
Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

($ million)	At December 31, 2020	At December 31, 2019
Agriculture	1,740	1,776
Construction	—	578
Commercial and Specialty Vehicles	65	59
Powertrain	7	5
Financial Services	132	130
Goodwill net carrying amount	1,944	2,548

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs.
During the second quarter of 2020, CNH Industrial considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the cash-generating units, industry and market considerations, overall financial performance (both current and projected) as well as the amount by which the recoverable amount of CNH Industrial’s cash-generating units exceeded their respective carrying values at the date of the last quantitative assessment, CNH Industrial, as part of the qualitative assessment performed, determined these conditions indicated that the carrying value of the Construction cash-generating unit exceeded its recoverable amount. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction cash-generating unit which resulted in a recoverable amount below carrying value. Based on the assessment, CNH Industrial recognized a goodwill impairment loss of $576 million for the Construction cash-generating unit, representing the total impairment of Construction goodwill.
At December 31, 2020, the vast majority of goodwill, representing approximately 96% of the total, related to Agriculture (89%) and Financial Services (7%) and as such, the impairment testing of these cash-generating units, performed at year-end, is discussed in detail below.
The carrying values for each cash-generating unit include material allocations of CNH Industrial’s assets and liabilities and costs and expenses that are common to all of the cash-generating units. CNH Industrial believes that the basis for such allocations has been consistently applied and is reasonable.
CNH Industrial determines the recoverable amount of these cash-generating units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach, with reference to the cash-generating units with the most significant allocated goodwill.
Under the income approach, CNH Industrial calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period, the weighted average cost of capital (discount rate) and terminal value growth rates, and also less significant assumptions such as gross margins, operating costs, income tax rates, capital expenditures and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units.
The following discount rates before taxes were selected:

	2020(*)	2019
Agriculture	14.2%	14.3%
Construction	13.9%	14.6%
Financial Services	21.1%	21.8%
(*) For Agriculture and Financial Services, discount rate at December 31, 2020; for Construction, discount rate at June 30, 2020.
Expected cash flows used under the income approach are developed in conjunction with CNH Industrial budgeting and forecasting processes. CNH Industrial used nine years of expected cash flows for Agriculture, eight years of expected cash flows for Construction (for June 30, 2020 analysis) and five years of expected cash flows for Financial Services, as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, CNH Industrial estimates the recoverable amount of the Agriculture cash-generating unit, and estimated the recoverable amount of the Construction cash-generating unit, using earnings before interest, tax, depreciation and amortization multiples, and estimates the recoverable amount of the Financial Services cash-generating unit using book value multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company

CNH Industrial Consolidated Financial Statements at December 31, 2020 166

method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.
A terminal value is included at the end of the projection period used in the discounted cash flow analysis in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate was 1.0% in 2020 and 2019 for the Agriculture cash-generating unit, 2.0% in 2020 (for June 30, 2020 analysis) and 3.0% in 2019 for Construction, and 1.5% in 2020 and 2019 for Financial Services.
As of December 31, 2020, the estimated recoverable amounts, calculated using the above method, of the Agriculture and Financial Services cash-generating units exceeded the carrying values by approximately 188% and 46%, respectively. Thus, CNH Industrial did not recognize an impairment for these cash-generating units.
The results obtained for Commercial and Specialty Vehicles confirmed the absence of an impairment loss.
The sum of the recoverable amounts of CNH Industrial’s cash generating units was in excess of CNH Industrial’s market capitalization at December 31, 2020. CNH Industrial believes that the difference between the recoverable amount and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to Agriculture and Construction and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units. No impairment loss was recognized.
Finally, the estimates and budget data to which the above-mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which CNH Industrial operates. Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the many variables inherent in the estimation of a cash generating unit’s recoverable amount, differences in assumptions could have a material effect on the estimated recoverable amount and could result in a goodwill impairment loss in a future period. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by CNH Industrial.
Development costs and other intangible assets with finite useful lives
The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.
Development costs are tested for impairment at the cash-generating unit level.
Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired. During the second quarter of 2020, CNH Industrial recorded an impairment loss of $17 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment. These impairments are included in the Cost of sales in the consolidated income statement. Moreover, during the second quarter of 2020, CNH Industrial recorded an impairment loss of $72 million (included in Research and Development costs) on development costs in Agriculture.
Further impairment charges of $32 million against development costs and other intangible assets were recognized in the year ended December 31, 2020.

CNH Industrial Consolidated Financial Statements at December 31, 2020 167

13.    Property, plant and equipment
In 2020 and 2019, changes in the carrying amount of Property, plant and equipment were as follows:

($ million)	Land	Industrial buildings	Plant, machinery and equipment	Right-of-use assets	Assets sold with a buy-back commitment	Other tangible assets	Advances and tangible assets in progress	Total
Gross carrying amount Balance at December 31, 2018	276	3,044	8,462	—	3,150	817	185	15,934
Impact of IFRS 16 adoption	—	—	—	480	—	—	—	480
Reclassification of assets under finance lease at December 31, 2018	—	(9)	—	9	—	—	—	—
Balance at January 1, 2019	276	3,035	8,462	489	3,150	817	185	16,414
Additions	3	29	348	117	530	29	102	1,158
Divestitures	(4)	(14)	(73)	(20)	(731)	(15)	(8)	(865)
Translation differences	(4)	(62)	(159)	(8)	(54)	(17)	(3)	(307)
Other changes	—	39	48	22	(246)	(25)	(113)	(275)
Balance at December 31, 2019	271	3,027	8,626	600	2,649	789	163	16,125
Additions	—	32	210	131	663	20	93	1,149
Divestitures	—	(40)	(113)	(77)	(633)	(17)	(4)	(884)
Translation differences	15	100	513	38	216	38	9	929
Other changes	—	56	79	24	(255)	(8)	(112)	(216)
Balance at December 31, 2020	286	3,175	9,315	716	2,640	822	149	17,103
Accumulated depreciation and impairment losses balance at December 31, 2018	3	1,818	6,606	—	861	683	—	9,971
Reclassification of assets under finance lease at December 31, 2018	—	(5)	—	5	—	—	—	—
Accumulated depreciation and impairment losses Balance at January 1, 2019	3	1,813	6,606	5	861	683	—	9,971
Depreciation	—	100	414	153	305	34	—	1,006
Impairment losses	—	7	8	—	86	—	—	101
Divestitures	—	(12)	(73)	(7)	(236)	(9)	—	(337)
Translation differences	—	(30)	(116)	1	(14)	(12)	—	(171)
Other changes	—	(11)	(39)	—	(131)	(33)	—	(214)
Balance at December 31, 2019	3	1,867	6,800	152	871	663	—	10,356
Depreciation	—	94	405	139	276	34	—	948
Impairment losses	3	72	56	—	144	32	—	307
Divestitures	—	(34)	(116)	(33)	(371)	(15)	—	(569)
Translation differences	—	89	447	16	76	38	—	666
Other changes	—	8	31	(4)	(41)	(13)	—	(19)
Balance at December 31, 2020	6	2,096	7,623	270	955	739	—	11,689
Carrying amount at December 31, 2019	268	1,160	1,826	448	1,778	126	163	5,769
Carrying amount at December 31, 2020	280	1,079	1,692	446	1,685	83	149	5,414
As a result of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic, during the second quarter of 2020 CNH Industrial reviewed its current manufacturing footprint, and has reassessed the recoverability of certain assets. As a result, Agriculture and Construction recognized an impairment loss of $111 million and $45 million, respectively, against Property, plant and equipment acquired. Furthermore, during the second quarter of 2020, Commercial and Specialty Vehicles recognized impairment losses of $134 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. Commercial and Specialty Vehicles also recognized impairment losses of $7 million against Property, plant and equipment acquired. The impairment losses were recognized in Cost of sales.
Commercial and Specialty Vehicles recognized an impairment loss of $86 million on Assets sold with a buy-back commitment for the year ended December 31, 2019. The losses were recognized in the Cost of sales.
Other changes mainly include the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment ($214 million) that are held for sale at the agreement expiry date.

CNH Industrial Consolidated Financial Statements at December 31, 2020 168

At December 31, 2020, right-of-use assets refer primarily to lease contracts for: industrial buildings for $311 million ($319 million at December 31, 2019), plant, machinery and equipment for $36 million ($36 million at December 31, 2019), and other assets for $99 million ($93 million at December 31, 2019). For a description of the related lease liabilities, refer to Note 24 "Debt".
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($24 million and $23 million in 2020 and 2019, respectively) in the income statement for these leases on a straight-line basis over the lease term.
Land and industrial buildings and plant, machinery and equipment pledged as security for debt and other commitments were immaterial at December 31, 2020 and 2019.
CNH Industrial had contractual commitments of $126 million and $118 million for the acquisition of property, plant and equipment at December 31, 2020 and 2019, respectively.
14.    Investments and other non-current financial assets

($ million)	At December 31, 2020	At December 31, 2019
Investments accounted for using the equity method	569	550
Equity investments measured at fair value through other comprehensive income	392	108
Other investments	15	3
Total Investments	976	661
Non-current financial receivables and other non-current securities	45	46
Total Investments and other non-current financial assets	1,021	707
At December 31, 2020 and 2019, no Non-current financial receivables had been pledged as security.

Investments
Changes in Investments in 2020 and 2019 are set out below:

($ million)	At December 31, 2019	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Translation differences	Disposals and other changes	At December 31, 2020
Investments in:
Unconsolidated subsidiaries and other	3	—	12	—	—	—	15
Joint ventures	323	(10)	8	—	(2)	(32)	287
Associates	227	29	—	—	23	3	282
Equity investments measured at fair value through other comprehensive income	108	—	142	142	—	—	392
Total Investments	661	19	162	142	21	(29)	976

($ million)	At December 31, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2019
Investments in:
Unconsolidated subsidiaries and other	3	—	—	—	—	3
Joint ventures	346	(10)	—	(5)	(8)	323
Associates	209	29	—	(4)	(7)	227
Equity investments measured at fair value through other comprehensive income	—	—	108	—	—	108
Total Investments	558	19	108	(9)	(15)	661
Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of $19 million in 2020 and 2019.
Disposals and other changes, a decrease of $29 million in 2020 ($15 million in 2019), mainly consist of dividends by companies accounted for using the equity method.

CNH Industrial Consolidated Financial Statements at December 31, 2020 169

Equity investments measured at fair value through other comprehensive income include the fair value of the approximately 6.6% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continued to list on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola to $250 million. The market price of Nikola shares as of December 31, 2020 was $15.26, determining a value of $392 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. During the year ended December 31, 2020, CNH Industrial recorded in Other comprehensive income a pre-tax gain of $142 million ($138 million after-tax) from the remeasurement at fair value of the investment in Nikola.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity. The set-up activities of the legal entity started in the fourth quarter of 2020.

Investments in joint ventures
A summary of investments in joint ventures at December 31, 2020 and 2019 is as follows:

	At December 31, 2020		At December 31, 2019
	% of interest	($ million)	% of interest	($ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	66	50.0	128
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	69	37.5	51
Other Joint ventures:
New Holland HFT Japan Inc.	50.0	81	50.0	88
CNH de Mexico SA de CV	50.0	32	50.0	32
Other		39		24
Total Other Joint ventures		152		144
Total Investments in joint ventures		287		323
Interests in joint ventures consist of 12 companies at December 31, 2020 (13 companies at December 31, 2019) and mainly include:
▪Turk Traktor Ve Ziraat Makineleri A.S., Turkey: listed entity (37.5% CNH Industrial and 37.5% Koç Holding) which manufactures and distributes various models of both New Holland and Case IH tractors;
▪Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which manufactures light and other commercial vehicles in China.
Interests in joint ventures are accounted for using the equity method.
Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with EU-IFRS, is as follows:

	At December 31, 2020		At December 31, 2019
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Cash and cash equivalents	216	249	136	131
Non-current assets	318	124	369	161
Current assets	301	209	284	202
Total Assets	835	582	789	494
Debt	107	177	—	234
Other liabilities	595	220	533	135
Total Liabilities	702	397	533	369
Total Equity	133	185	256	125

CNH Industrial Consolidated Financial Statements at December 31, 2020 170

	2020		2019
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Net revenues	559	821	514	658
Depreciation and amortization	35	19	32	23
Net Financial income/(expenses)	(2)	(7)	1	(24)
Profit/(loss) before taxes	(100)	104	(55)	20
Income tax (expenses)	(32)	(10)	(15)	—
Profit/(loss) from continuing operations	(132)	94	(70)	20
Profit/(loss) from discontinued operations	—	—	—	—
Profit/(loss)	(132)	94	(70)	20

Total Other comprehensive income, net of tax	—	—	—	—
Total Comprehensive income	(132)	94	(70)	20
This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2020		At December 31, 2019
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Total Equity	133	185	256	125
Group’s interest (%)	50.0	37.5	50.0	37.5
Pro-quota equity	66	69	128	47
Adjustments made by using the equity method	—	—	—	4
Carrying amount	66	69	128	51
Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

($ million)	2020	2019
Profit/(loss) from continuing operations	21	16
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	21	16

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	21	16
At December 31, 2020, the fair value of Investments in main listed joint ventures, based on prices quoted on regulated markets, is as follows:

($ million)	Carrying value	Fair value
Turk Traktor Ve Ziraat Makineleri A.S.	69	492

Investments in associates
A summary of investments in associates at December 31, 2020 and 2019 is as follows:

	At December 31, 2020		At December 31, 2019
	% of interest	($ million)	% of interest	($ million)
CNH Industrial Capital Europe S.a.S.	49.9	235	49.9	190
Other associates:
Al-Ghazi Tractors Ltd.	43.2	6	43.2	3
Other		41		34
Total Other associates		47		37
Total Investments in associates		282		227

CNH Industrial Consolidated Financial Statements at December 31, 2020 171

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

($ million)	At December 31, 2020	At December 31, 2019
Non-current assets	—	—
Current assets	5,854	5,101
Total Assets	5,854	5,101
Debt	5,130	4,522
Other liabilities	262	195
Total Liabilities	5,392	4,717
Total Equity	462	384

($ million)	2020	2019
Net revenues	130	225
Profit/(loss) before taxes	63	65
Profit/(loss) from continuing operations	43	46
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	43	46

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	43	46
This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

($ million)	At December 31, 2020	At December 31, 2019
Total Equity	462	384
Group’s interest (%)	49.9	49.9
Pro-quota equity	231	191
Adjustments made by using the equity method	4	(1)
Carrying amount	235	190
Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

($ million)	2020	2019
Profit/(loss) from continuing operations	3	7
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	3	7

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	3	7

15.    Leased assets
This item changed as follows in 2020 and 2019:

($ million)	At December 31, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	At December 31, 2020
Gross carrying amount	2,212	709	—	24	(503)	2,442
Less: Depreciation and impairment	(355)	—	(266)	(6)	163	(464)
Net carrying amount of Leased assets	1,857	709	(266)	18	(340)	1,978

CNH Industrial Consolidated Financial Statements at December 31, 2020 172

($ million)	At December 31, 2018	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	At December 31, 2019
Gross carrying amount	2,139	795	—	20	(742)	2,212
Less: Depreciation and impairment	(365)	—	(250)	(3)	263	(355)
Net carrying amount of Leased assets	1,774	795	(250)	17	(479)	1,857
Leased assets include vehicles leased to retail customers by the Group's leasing companies.
At December 31, 2020, minimum lease payments receivable for assets under non-cancelable operating leases amount to $582 million ($472 million at December 31, 2019) and fall due as follows:

($ million)	At December 31, 2020	At December 31, 2019
Less than one year	272	200
One to two years	173	149
Two to three years	90	82
Three to four years	34	30
Four to five years	12	8
More than five years	1	3
Total Undiscounted lease payments	582	472
No leased assets have been pledged as security at December 31, 2020 and 2019.
16.    Inventories
At December 31, 2020 and 2019, Inventories consisted of the following:

($ million)	At December 31, 2020	At December 31, 2019
Raw materials	1,518	1,330
Work-in-progress	623	611
Finished goods	3,859	5,124
Total Inventories	6,000	7,065
At December 31, 2020, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $216 million ($457 million at December 31, 2019).
At December 31, 2020, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is $1,368 million ($2,052 million at December 31, 2019).
During 2020, Commercial and Specialty Vehicles recognized an impairment loss of $122 million in Inventories in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. During 2019, the segment recognized an impairment loss of $91 million in Inventories.
There were no inventories pledged as security at December 31, 2020 and 2019.
17.    Current receivables and Other current financial assets
A summary of Current receivables and Other current financial assets as of December 31, 2020 and 2019 is as follows:

($ million)	At December 31, 2020	At December 31, 2019
Trade receivables	503	408
Receivables from financing activities	18,529	19,429
Current tax receivables	160	260
Other current receivables and financial assets:
Other current receivables	937	1,244
Other current financial assets	104	58
Total Other current receivables and financial assets	1,041	1,302
Total Current receivables and Other current financial assets	20,233	21,399

CNH Industrial Consolidated Financial Statements at December 31, 2020 173

An analysis of Current receivables by due date is as follows:

	At December 31, 2020				At December 31, 2019
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	502	1	—	503	400	8	—	408
Receivables from financing activities	11,593	6,640	296	18,529	12,603	6,600	226	19,429
Current tax receivables	5	114	41	160	114	145	1	260
Other current receivables	807	114	16	937	905	326	13	1,244
Total Current receivables	12,907	6,869	353	20,129	14,022	7,079	240	21,341

Trade receivables
As of December 31, 2020 and 2019, CNH Industrial had trade receivables of $503 million and $408 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $62 million and $61 million at December 31, 2020 and 2019, respectively. The allowances are determined using the simplified approach, as permitted by IFRS 9 for trade receivables, consisting in the use of lifetime expected loss.
Changes in the allowances for doubtful accounts during 2020, and 2019 were as follows:

	Year ended December 31,
($ million)	2020	2019
Opening balance	61	85
Provision	10	1
Use and other changes	(9)	(25)
Ending balance	62	61
The allowances at December 31, 2020 and 2019, have been determined using the following expected loss rates:

		At December 31, 2020
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	3%	14%	—%	66%	11%
Gross carrying amount	$ million	477	14	4	70	565
Allowances for doubtful accounts	$ million	(14)	(2)	—	(46)	(62)

		At December 31, 2019
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	2%	18%	11%	78%	13%
Gross carrying amount	$ million	378	22	9	60	469
Allowances for doubtful accounts	$ million	(9)	(4)	(1)	(47)	(61)
Trade accounts have significant concentrations of credit risk in the Agriculture, Construction and Commercial and Specialty Vehicles segments. There is not a disproportionate concentration of credit risk in any geographic region.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.
In 2020 and 2019, trade receivables for an amount of $9 and $16 million, respectively, were written off.
Charge‑offs of principal amounts of trade receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

CNH Industrial Consolidated Financial Statements at December 31, 2020 174

Receivables from financing activities
A summary of Receivables from financing activities as of December 31, 2020 and 2019 is as follows:

($ million)	At December 31, 2020	At December 31, 2019
Retail:
Retail financing	9,050	8,984
Finance leases	277	241
Total Retail	9,327	9,225

Wholesale:
Dealer financing	9,129	10,075
Total Wholesale	9,129	10,075

Other	73	129
Total Receivables from financing activities	18,529	19,429
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest-free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2020 and 2019 relating to the termination of dealer contracts.
Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the year ended December 31, 2020. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.
The aging of Receivables from financing activities as of December 31, 2020 and 2019 is as follows:

	At December 31, 2020
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,125	25	—	6,150	—	6,150
Europe	99	—	—	99	—	99
South America	1,885	4	1	1,890	12	1,902
Rest of World	1,162	7	4	1,173	3	1,176
Total Retail	9,271	36	5	9,312	15	9,327

Wholesale
North America	2,722	—	—	2,722	31	2,753
Europe	5,252	—	—	5,252	—	5,252
South America	537	—	—	537	42	579
Rest of World	542	3	—	545	—	545
Total Wholesale	9,053	3	—	9,056	73	9,129

CNH Industrial Consolidated Financial Statements at December 31, 2020 175

The above aging table is not necessarily reflective of the potential credit risk in the portfolio due to payment schedule changes granted by CNH Industrial and government stimulus policies benefiting CNH Industrial's dealers and end-use customers.

	At December 31, 2019
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,132	24	4	6,160	9	6,169
Europe	137	—	—	137	—	137
South America	2,004	9	—	2,013	—	2,013
Rest of World	900	3	1	904	2	906
Total Retail	9,173	36	5	9,214	11	9,225

Wholesale
North America	3,641	—	—	3,641	26	3,667
Europe	4,856	24	9	4,889	7	4,896
South America	824	2	—	826	56	882
Rest of World	616	5	3	624	6	630
Total Wholesale	9,937	31	12	9,980	95	10,075
There is not a disproportionate concentration of credit risk in any geographic region. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when it is 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic region have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers and adjusts for forward looking macroeconomic data.

CNH Industrial Consolidated Financial Statements at December 31, 2020 176

In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
At December 31 2020, the allowance for credit losses includes a build of reserves primarily due to the expectation of deteriorating credit conditions related to the COVID-19 pandemic. CNH Industrial continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.
Allowance for credit losses activity for the years ended December 31, 2020 and 2019 is as follows:

	Year ended December 31, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	68	5	220	293	35	1	123	159
Provision (benefit)	42	1	32	75	(7)	—	25	18
Charge-offs, net of recoveries	(8)	—	(45)	(53)	—	—	(14)	(14)
Transfers	(10)	20	(10)	—	(2)	—	2	—
Foreign currency translation and other	(5)	—	(6)	(11)	—	—	11	11
Ending balance	87	26	191	304	26	1	147	174
Receivables:
Ending balance	9,012	272	43	9,327	8,820	93	216	9,129

	Year ended December 31, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	(5)	—	48	43	4	—	9	13
Charge-offs, net of recoveries	(8)	—	(41)	(49)	(1)	—	(17)	(18)
Transfers	(6)	1	5	—	(2)	(1)	3	—
Foreign currency translation and other	(16)	—	(4)	(20)	2	—	(2)	—
Ending balance	68	5	220	293	35	1	123	159
Receivables:
Ending balance	9,152	36	37	9,225	9,812	166	97	10,075
Finance lease receivables mainly relate to vehicles of Commercial and Specialty Vehicles, Agriculture and Construction leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

CNH Industrial Consolidated Financial Statements at December 31, 2020 177

The item may be analyzed as follows stated gross of an allowance of $113 million at December 31, 2020 ($118 million at December 31, 2019):

($ million)	At December 31, 2020	At December 31, 2019
Less than one year	173	162
One to two years	78	68
Two to three years	77	51
Three to four years	41	51
Four to five years	35	19
More than five years	25	26
Total Undiscounted receivables for future minimum lease payments	429	377
Unearned finance income	(39)	(18)
Present value of future minimum lease payments	390	359

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, CNH Industrial estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of December 31, 2020, CNH Industrial had 253 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. Additionally, the Company had 362 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of December 31, 2019, the Company had 279 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $10 million and the post-modification value was $9 million. Additionally, the Company had 323 accounts with a balance of $15 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended December 31, 2020 and 2019.
As of December 31, 2020 and 2019, CNH Industrial had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $99 million and $87 million, respectively, and the post-modification value was $91 million and $80 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended December 31, 2020 and 2019.
As of December 31, 2020, and 2019, CNH Industrial’s wholesale TDRs were immaterial.

Other current receivables
At December 31, 2020, Other current receivables mainly consisted of other tax receivables for VAT and other indirect taxes of $723 million ($1,039 million at December 31, 2019), and receivables from employees of $20 million ($29 million at December 31, 2019).

CNH Industrial Consolidated Financial Statements at December 31, 2020 178

Other current financial assets
At December 31, 2020, and 2019, Other current financial assets primarily consist of current securities and short-term deposits and investments.

Refer to Note 30 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial receivables
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
At December 31, 2020 and 2019, the carrying amount of such transferred financial assets not derecognized and the related liability and the respective fair values were as follows:

	At December 31, 2020			At December 31, 2019
($ million)	Receivables from financing activities transferred	Other financial assets transferred	Total	Receivables from financing activities transferred	Other financial assets transferred	Total
Carrying amount of assets	13,235	1,312	14,547	13,606	1,044	14,650
Carrying amount of the related liabilities	(10,622)	(1,301)	(11,923)	(10,724)	(1,033)	(11,757)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:
Fair value of the assets	13,323	1,312	14,635	13,648	1,044	14,692
Fair value of the liabilities	(10,629)	(1,299)	(11,928)	(10,697)	(1,032)	(11,729)
Net position	2,694	13	2,707	2,951	12	2,963
Other financial assets transferred also include the cash with a pre-determined use restricted to the repayment of the securitization debt.
CNH Industrial has discounted receivables and bills without recourse having due dates beyond December 31, 2020 amounting to $351 million ($363 million at December 31, 2019, with due dates beyond that date), which refer to trade receivables and other receivables for $337 million ($336 million at December 31, 2019) and receivables from financing activities for $14 million ($27 million at December 31, 2019).

CNH Industrial Consolidated Financial Statements at December 31, 2020 179

18. Derivative assets and Derivative liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Further description of the risk management exposures and strategies for interest rate and currency risk is presented in Note 30 “Information on financial risks”, paragraph “Market risk” together with sensitivity analysis assessing the potential impact of changes in interest rates and foreign currencies.
In 2020, the COVID-19 pandemic significantly impacted the economic environment. With regard to hedge accounting, CNH Industrial continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered highly likely to occur.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized in the consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $31 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives.

CNH Industrial Consolidated Financial Statements at December 31, 2020 180

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months are insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the consolidated income statement and its amount was insignificant for all periods presented.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the years ending December 31, 2020 and 2019. All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2020 and 2019 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives.

CNH Industrial Consolidated Financial Statements at December 31, 2020 181

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives had on other comprehensive income and profit or loss during the years ended December 31, 2020 and 2019:

($ million)	2020	2019
Fair value hedges
Interest rate derivatives— Financial income/(expenses)	31	31
Gains/(losses) on hedged items— Financial income/(expenses)	(31)	(31)

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	75	(112)
Interest rate derivatives	(14)	(22)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives – Net revenues	(7)	—
Foreign exchange derivatives – Cost of sales	31	(68)
Foreign exchange derivatives – Financial income/(expenses)	6	(15)
Interest rate derivatives – Cost of sales	(5)	(8)
Other derivatives – Cost of sales	(1)	(1)

Not designated as hedges
Foreign exchange derivatives – Financial income/(expenses)	86	(73)
The fair values of CNH Industrial’s derivatives as of December 31, 2020 and 2019 in the consolidated statement of financial position are recorded as follows:

	At December 31, 2020		At December 31, 2019
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	68	(1)	37	(2)
Total Fair value hedges	68	(1)	37	(2)

Cash flow hedges:
Foreign exchange derivatives	67	(62)	17	(69)
Interest rate derivatives	9	(45)	7	(27)
Total Cash flow hedges	76	(107)	24	(96)
Total Derivatives designated as hedging instruments	144	(108)	61	(98)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	16	(31)	12	(23)
Interest rate derivatives	—	—	—	—
Total Derivatives not designated as hedging instruments	16	(31)	12	(23)
Derivative assets/(liabilities)	160	(139)	73	(121)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

CNH Industrial Consolidated Financial Statements at December 31, 2020 182

The following table provides, for derivatives designated as hedging instruments, the detail of notional amounts and of the fair vale changes used as a basis to calculate hedge ineffectiveness, and for derivative not designated as hedging instruments, the detail of notional amounts:

	At December 31, 2020		At December 31, 2019
($ million)	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	1,346	68	1,130	36
Total Fair value hedges	1,346	68	1,130	36

Cash flow hedges:
Foreign exchange derivatives	3,112	46	3,049	(68)
Interest rate derivatives	3,089	(32)	2,618	(19)
Total Cash flow hedges	6,201	14	5,667	(87)
Total Derivatives designated as hedging instruments	7,547	82	6,797	(51)
Total Derivatives not designated as hedging instruments	6,223	n/a	5,605	n/a
Total Derivatives	13,770	n/a	12,402	n/a
The following table provides the effect of hedged items designated in fair value hedging relationships:

					At December 31, 2020
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
($ million)	Assets	Liabilities	Assets	Liabilities
Fair value hedges:
Interest rate risk	—	1,346	—	68	68

					At December 31, 2019
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
($ million)	Assets	Liabilities	Assets	Liabilities
Fair value hedges:
Interest rate risk	—	1,147	—	34	34
The following table provides the effects of hedged items designated in cash flow hedging relationships:

	At December 31, 2020		At December 31, 2019
($ million)	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness
Cash flow hedges:
Foreign exchange risk	1	46	(49)	(68)
Interest rate risk	(29)	(32)	(15)	(19)

CNH Industrial Consolidated Financial Statements at December 31, 2020 183

The following table provides further information about the effect of cash flow hedges on consolidated equity:

($ million)	Interest rate risk	Foreign exchange risk	Total cash flow hedge reserve
As of December 31, 2018	(2)	(15)	(17)
Gains/(losses) recognized in Other comprehensive income	(22)	(112)	(134)
Gains/(losses) reclassified from Other comprehensive income in Profit or loss	9	83	92
Income tax effect	5	5	10
As of December 31, 2019	(10)	(39)	(49)
Gains/(losses) recognized in Other comprehensive income	(14)	75	61
Gains/(losses) reclassified from Other comprehensive income in Profit or loss	6	(30)	(24)
Income tax effect	1	(10)	(9)
As of December 31, 2020	(17)	(4)	(21)
The following table provides an analysis by due date of the notional amount of outstanding derivative financial instruments at December 31, 2020 and 2019:

	At December 31, 2020				At December 31, 2019
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Currency risk	5,733	537	—	6,270	6,632	311	—	6,943
Interest rate risk	283	6,648	569	7,500	185	4,960	314	5,459
Total notional amount	6,016	7,185	569	13,770	6,817	5,271	314	12,402

19.     Cash and cash equivalents
Cash and cash equivalents consist of:

($ million)	At December 31, 2020	At December 31, 2019
Cash at banks	7,513	4,188
Restricted cash	844	898
Money market securities and other cash equivalents	1,272	687
Total Cash and cash equivalents	9,629	5,773
Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.
The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.
20.     Assets held for sale
Assets held for sale at December 31, 2020 and 2019 primarily included buildings.
21.     Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2020, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,910,471 common shares outstanding, net of 10,489,725 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,328,154 special voting shares outstanding, net of 25,146,122 special voting shares held in treasury by the Company as described in the section below).

CNH Industrial Consolidated Financial Statements at December 31, 2020 184

Changes in the composition of the share capital of CNH Industrial during 2020 and 2019 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. loyalty program special voting shares issued	Less: Treasury shares	CNH Industrial N.V. loyalty program special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2018	1,364,400,196	(10,568,238)	1,353,831,958	396,474,276	(7,748,652)	388,725,624	1,760,874,472	(18,316,890)	1,742,557,582
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	(3,699,841)	(3,699,841)	—	(774,458)	(774,458)	—	(4,474,299)	(4,474,299)
Total CNH Industrial N.V. shares at December 31, 2019	1,364,400,196	(14,268,079)	1,350,132,117	396,474,276	(8,523,110)	387,951,166	1,760,874,472	(22,791,189)	1,738,083,283
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	3,778,354	3,778,354	—	(16,623,012)	(16,623,012)	—	(12,844,658)	(12,844,658)
Total CNH Industrial N.V. shares at December 31, 2020	1,364,400,196	(10,489,725)	1,353,910,471	396,474,276	(25,146,122)	371,328,154	1,760,874,472	(35,635,847)	1,725,238,625

During the years ended December 31, 2020 and 2019, 16.6 million and 0.8 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2020 and 2019, the Company delivered 3.8 million and 2.6 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

CNH Industrial Consolidated Financial Statements at December 31, 2020 185

On March 3, 2021, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $180 million, translated at the exchange rate reported by the European Central Bank on March 1, 2021). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 15, 2021.
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million). Considering the challenges and the uncertainties associated with COVID-19 pandemic, as a precautionary measure, on April 6, 2020 the Company announced the decision to remove its dividend proposal from the agenda of the Annual General Meeting.
The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods. Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.
In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.
The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.
Policies and processes for managing capital
The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and maintain access to external sources of funds, including by means of achieving an adequate rating.
The Group regularly monitors its debt/equity ratio and in particular the level of net debt and the generation of cash from Industrial Activities.
To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.
The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).
The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:
▪the general meeting of shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;
▪the Company's equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

CNH Industrial Consolidated Financial Statements at December 31, 2020 186

▪the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the aggregate par value of the issued share capital.
If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then the Group is not allowed any acquisition under Dutch law.
No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.
The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).
No voting rights may be exercised in the general meeting of shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.
Any acquisition by the Company of shares that have not been fully paid up shall be void.
Any disposal of shares held by the Company requires approval of the Board of Directors. Such approval shall also stipulate the conditions of the disposal.
Loyalty voting program
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting program that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold. This has been accomplished through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting program by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share which can be retained only for so long as the shareholder retains the associated common share and registers it in the Loyalty Register.
Shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.
Treasury shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of

CNH Industrial Consolidated Financial Statements at December 31, 2020 187

the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2020, the Company repurchased no shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program. As of December 31, 2020, the Company held 10.5 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $106 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2021 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2020, the Company acquired approximately 16.6 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2020, the Company held 25.1 million special voting shares in treasury.
Capital reserves
At December 31, 2020 capital reserves, amounting to $3,220 million ($3,240 million at December 31, 2019), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.
Earnings reserves
Earnings reserves, amounting to $6,211 million at December 31, 2020 ($6,935 million at December 31, 2019), mainly consist of retained earnings and profits attributable to the owners of the parent.

CNH Industrial Consolidated Financial Statements at December 31, 2020 188

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

($ million)	2020	2019
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(19)	(169)
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	142	(6)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	123	(175)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	61	(134)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(24)	92
Gains/(losses) on cash flow hedging instruments	37	(42)

Exchange gains/(losses) on translating foreign operations arising during the period	(650)	(60)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	(650)	(60)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	21	(9)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	21	(9)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(592)	(111)
Tax effect (C)	3	29
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(466)	(257)
(1) In the year ended December 31, 2020 and 2019, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 14 for additional information on this investment.

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

			2020			2019
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(19)	16	(3)	(169)	18	(151)
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	142	(4)	138	(6)	1	(5)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	123	12	135	(175)	19	(156)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	37	(9)	28	(42)	10	(32)
Exchange gains/(losses) on translating foreign operations	(650)	—	(650)	(60)	—	(60)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	21	—	21	(9)	—	(9)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(592)	(9)	(601)	(111)	10	(101)
Total Other comprehensive income/(loss)	(469)	3	(466)	(286)	29	(257)
(1) In the year ended December 31, 2020 and 2019, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 14 for additional information on this investment.
Share-based compensation
For the years ended December 31, 2020 and 2019, CNH Industrial recognized total share-based compensation expense of $38 million and $33 million, respectively. For the years ended December 31, 2020 and 2019, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $4 million and $3 million, respectively. As of December 31, 2020, CNH Industrial had unrecognized share-based compensation expense related to non-vested awards of approximately $128 million based on current assumptions related to achievement of specified performance

CNH Industrial Consolidated Financial Statements at December 31, 2020 189

objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 2.8 years.
CNH Industrial’s equity awards are governed by the CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”) and CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”).
At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program. The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer, employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.
In February 2020, the Board of Directors approved the issuance of up to 50 million common shares under the EIP. At the AGM on April 16, 2020, the Company's shareholders approved the issuance of up to 7 million common shares to executive directors under the 2021-2023 Long-Term Incentive Plan (described below) in accordance with and under the EIP.
Performance Share Units
2017-2019 Long-Term Incentive Plan
In December 2017, CNH Industrial canceled all Performance Share Units ("PSU’s") issued in 2014, 2015 and 2016 and issued a grant of PSU’s to key executive officers and select employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. The performance goal was a market condition with a payout schedule ranging from 0% to 130%. In 2018 and 2019, prorated share amounts covering performance through this same period were issued to select new employees entering the plan. In 2018 and 2019, 0.6 million and 0.4 million additional PSU's were granted. On February 28, 2020 all PSU’s associated with these grants failed to meet their performance goals and were therefore forfeited. CNH Industrial still incurred the expense associated with these awards but the awards themselves were never issued to their recipients.
2021-2023 Long-Term Incentive Plan
In February 2020, the Board of Directors approved the 2021-2023 Long-Term Incentive Plan under the EIP. In December 2020, CNH Industrial issued a new grant of PSUs to its key executive officers and select employees with the financial performance goals covering a three-year period culminating with a cliff vest date of February 28, 2024. Two internal financial metrics, Industrial ROIC (the ratio of Adjusted EBIT (after-tax) over Average Industrial Invested Capital) and Adjusted EPS (the net income (loss) excluding any nonrecurring items (after-tax), divided by the weighted average outstanding number of common shares on a fully diluted basis), weighted 50% each, and a multiplier-based on CNH Industrial’s percentile ranking of Total Shareholder Return among a comparator group, will determine the total PSUs earned. The internal financial metrics have a payout factor of up to 200% and the market based TSR determinant has a payout factor of 125%. These metrics are considered performance vesting conditions. As such, compensation cost will be accrued based on whether it is considered probable that the performance conditions will be satisfied. As of December 31, 2020 CNH Industrial issued 7 million PSUs. The total number of shares that will eventually be issued may vary from the original estimate due to forfeiture or the level of achievement of the performance goals.
The fair value of the December 2020 PSU award group was calculated by using the CNH Industrial stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. The weighted average fair value of the awards that were issued in 2020 is $10.83 per share. The December 2020 PSU awards were issued on December 4, 2020 to key executive officers and select employees and on December 14, 2020 to the Chair of CNH Industrial.

CNH Industrial Consolidated Financial Statements at December 31, 2020 190

The following table reflects the activity of PSUs under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan for the years ended December 31, 2020 and 2019:

		2020		2019
	Performance shares	Weighted average grant date fair value (in $)	Performance shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	4,883,479	7.82	5,308,740	7.92
Granted	6,931,030	10.83	447,105	5.19
Forfeited/Cancelled	(4,883,479)	7.82	(872,366)	9.54
Vested	—	—	—	—
Nonvested at end of year	6,931,030	10.83	4,883,479	7.82
Restricted Share Units
In 2018, 2019, and 2020, CNH Industrial issued approximately 1 million, 1 million, and 8 million Restricted Share Units (“RSUs”) to key executive officers and select employees with a weighted average fair value of $11.63, $9.95, and $10.90 per share, respectively. The fair value of the award is measured using the CNH Industrial N.V. stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period. The RSUs vest upon a time-based service requirement.
2017-2019 Long-Term Incentive Plan
RSU awards issued on December 22, 2017 to key executive officers and select employees vested in three equal installments over a three-year period ended June 30, 2020.
On September 17, 2018, CNH Industrial issued 500 thousand     RSUs to the then CEO of CNH Industrial. The weighted average fair value of these shares was $11.63 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. In connection with the CEO's resignation, in March 2020, the Compensation Committee accelerated the vesting of 69.5 thousand RSUs. The remaining 12.6 thousand RSUs were forfeited.
On January 15, 2019 CNH Industrial issued 20 thousand restricted share units to the Chair of CNH Industrial. The weighted average fair value of these shares was $9.69 per share measured using the stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. These shares vested in two equal installments on June 30, 2019 and June 30, 2020.
On April 3, 2019, 536 thousand RSUs were issued to select key executive officers with a weighted average fair value of $10.18 measured using the stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. The grant had a cliff vest date of February 1, 2021 for all awards except for 32 thousand RSUs, which vested on June 30, 2020. Of the remaining 490 thousand RSUs, 162 thousand were forfeited in the second quarter of 2020. The remaining 296 thousand RSUs vested on February 1, 2021.
2021-2023 Long-Term Incentive Plan
On December 4, 2020, CNH Industrial issued two separate RSU grants to key executive officers and select employees. Under the first RSU grant, 1.7 million RSUs were awarded to select employees with a weighted average fair value of $11.43. These awards vested on December 31, 2020. Under the second RSU grant, 5 million RSUs were awarded to select employees and are set to vest in three equal installments over a three year period. The first tranche which consisted of 1.7 million RSUs is set to vest on February 28, 2022. The second and third tranches are set to vest on February 28, 2023 and February 28, 2024, respectively. The weighted average fair value for the December 2020 three tranche award group are $11.23, $11.02, and $10.82, respectively.
On December 14, 2020, CNH Industrial issued 120 thousand RSUs to the Chair of CNH Industrial, of which 17 thousand vested on December 31, 2020. The weighted average fair value for these awards is $10.96. The remaining 103 thousand RSUs vest in three equal installments on February 28, 2022, 2023, and 2024, respectively. The fair value for these awards are $10.76, $10.55 and $10.35, respectively.

CNH Industrial Consolidated Financial Statements at December 31, 2020 191

The following table reflects the activity of RSUs under the under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan for the years ended December 31, 2020 and 2019:

		2020		2019
	Restricted shares	Weighted average grant date fair value (in $)	Restricted shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	1,842,667	11.69	3,364,447	11.88
Granted	7,727,755	10.90	832,105	9.95
Forfeited	(380,221)	10.79	(320,993)	12.28
Vested	(3,747,004)	11.22	(2,032,892)	11.19
Nonvested at end of year	5,443,197	10.95	1,842,667	11.69
CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)
On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial N.V. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial N.V. or FCA, and their subsidiaries and affiliates:
▪$125,000 annual retainer fee for each Non-Executive Director.
▪An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairperson.
▪An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairperson (collectively, the “fees”).
Prior to the amendment of the CNH Industrial DCP, each quarter of the CNH Industrial DCP year, the eligible directors could elect to receive cash, common shares or stock options.
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. No stock options were issued under this plan in 2020 or 2019 and as of December 31, 2020, no stock options were outstanding under the CNH Industrial DCP.
22.     Provisions for employee benefits
CNH Industrial provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. CNH Industrial provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, CNH Industrial has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2020 and 2019, CNH Industrial recorded expenses of $535 million and $573 million, respectively, for its defined contribution plans, inclusive of social security contributions.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: Pension plans, Healthcare plans, and Other post-employment benefits.
Pension plans
Pension obligations primarily comprise the obligations of CNH Industrial’s pension plans in the U.S., the U.K., and Germany.
Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. CNH Industrial’s funding policy is to contribute amounts to the plan equal to the amounts required to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are

CNH Industrial Consolidated Financial Statements at December 31, 2020 192

required to fund are in the United States and the U.K. CNH Industrial may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Group is not required to make further contribution to the plan in respect of minimum performance requirements so long as the fund is in surplus.
In the fourth quarter of 2020, CNH Industrial signed group annuity contracts to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with these transactions, $551 million of plan obligations were transferred along with $550 million of plan assets; the related non-cash settlement impact recognized in the income statement in the fourth quarter of 2020 was immaterial. In 2019, in connection with a group annuity contract to transfer the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans. In connection with this transaction, $431 million of plan obligations were transferred along with $451 million of plan assets and CNH Industrial recognized in the fourth quarter of 2019 a $20 million pre-tax non-cash settlement charge.
Healthcare plans
Healthcare plan obligations comprise obligations for healthcare and insurance plans granted to CNH Industrial employees working in the U.S. and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, CNH Industrial began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans.
In August 2019, CNH Industrial announced changes to certain North American healthcare plans to offer medical coverage for salaried and non-union hourly post-65 retirees through Via Benefits Individual Marketplace beginning in 2020. This resulted in a reduction of $47 million in defined benefit obligation, recognized immediately in profit or loss as a pre-tax plan amendment gain of the same amount.

Other post-employment benefits
Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving Italian legal entities. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.
Provisions for employee benefits at December 31, 2020 and 2019 are as follows:

($ million)	At December 31, 2020	At December 31, 2019
Post-employment benefits:
Pension plans	887	884
Healthcare plans	273	260
Other	347	332
Total Post-employment benefits	1,507	1,476

Other provisions for employees	253	130
Other long-term employee benefits	104	95
Total Provision for employee benefits	1,864	1,701

Defined benefit plan assets	25	28
Total Defined benefit plan assets	25	28
The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.

CNH Industrial Consolidated Financial Statements at December 31, 2020 193

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.
In 2020 and 2019 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

($ million)	At December 31, 2019	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2020
Other provisions for employees	130	166	(86)	43	253
Other long-term employee benefits	95	9	(9)	9	104
Total	225	175	(95)	52	357

($ million)	At December 31, 2018	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2019
Other provisions for employees	283	97	(162)	(88)	130
Other long-term employee benefits	86	19	(9)	(1)	95
Total	369	116	(171)	(89)	225

Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2020 and 2019 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
	At December 31,		At December 31,		At December 31,
($ million)	2020	2019	2020	2019	2020	2019
Present value of obligations	2,658	2,937	418	412	347	332
Less: Fair value of plan assets	(1,809)	(2,098)	(145)	(152)	—	—
Deficit/(surplus)	849	839	273	260	347	332
Effect of the asset ceiling	13	17	—	—	—	—
Net liability/(Net asset)	862	856	273	260	347	332

Reimbursement rights	1	—	—	—	—	—

Amounts at year-end:
Liabilities	887	884	273	260	347	332
Assets	(25)	(28)	—	—	—	—
Net liability	862	856	273	260	347	332
(1) The healthcare and other post-employment plans are not required to be prefunded.

CNH Industrial Consolidated Financial Statements at December 31, 2020 194

Changes in the present value of post-employment obligations in 2020 and 2019 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
($ million)	2020	2019	2020	2019	2020	2019
Present value of obligation at the beginning of the year	2,937	3,029	412	434	332	330
Current service cost	20	21	4	5	9	8
Interest expense	44	74	10	14	1	2
Other costs (income)	5	7	2	(8)	—	—
Contribution by plan participants	3	3	5	10	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	24	4	(1)	(3)	(2)	0
Actuarial losses/(gains) from changes in financial assumptions	212	349	20	52	2	31
Other remeasurements	(19)	5	1	(3)	(5)	(7)
Total remeasurements	217	358	20	46	(5)	24

Exchange rate differences	123	43	1	—	30	(6)
Benefits paid	(142)	(164)	(37)	(42)	(20)	(25)
Past service cost	2	(3)	1	(47)	—	—
Change in scope of consolidation	—	—	—	—	—	—
Curtailments	—	—	—	—	—	—
Settlements(2)	(551)	(431)	—	—	—	—
Other changes	—	—	—	—	—	(1)
Present value of obligation at the end of the year	2,658	2,937	418	412	347	332
(1)The healthcare and other post-employment plans are not required to be prefunded.
(2)Settlements include in 2020 and 2019 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contracts purchases in the fourth quarter of 2020 and 2019.
Other remeasurements mainly include in 2020 and 2019 the amount of experience adjustments.
Changes in the fair value of plan assets for post-employment benefits in 2020 and 2019 are as follows:

	Pension plans		Healthcare plans(1)
($ million)	2020	2019	2020	2019
Fair value of plan assets at the beginning of the year	2,098	2,283	152	141
Interest income	36	63	4	4

Remeasurements:
Return on plan assets	197	249	13	23
Total remeasurements	197	249	13	23

Exchange rate differences	71	37	—	—
Contribution by employer	70	53	(15)	—
Contribution by plan participants	3	3	—	—
Benefits paid	(116)	(138)	(9)	(16)
Change in scope of consolidation	—	—	—	—
Settlements(2)	(550)	(451)	—	—
Other changes	—	(1)	—	—
Fair value of plan assets at the end of the year	1,809	2,098	145	152
(1)The healthcare plans are not required to be prefunded.
(2)Settlements include in 2020 and 2019 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contracts purchases in the fourth quarter of 2020 and 2019.

CNH Industrial Consolidated Financial Statements at December 31, 2020 195

Net benefit cost/(income) recognized during 2020 and 2019 for post-employment benefits is as follows:

	Pension plans		Healthcare plans		Other
($ million)	2020	2019	2020	2019	2020	2019
Service cost:
Current service cost	20	21	4	5	9	8
Past service cost and (gains)/losses from curtailments and settlements(1)	1	17	1	(47)	—	—
Total Service cost	21	38	5	(42)	9	8
Net interest expense	8	11	6	10	1	2
Other costs (income)	5	7	2	(8)	—	—
Net benefit cost/(income) recognized to profit or loss	34	56	13	(40)	10	10

Remeasurements:
Return on plan assets	(197)	(249)	(13)	(23)	—	—
Actuarial losses/(gains) from changes in demographic assumptions	24	4	(1)	(3)	(2)	—
Actuarial losses/(gains) from changes in financial assumptions	212	349	20	52	2	31
Change in irrecoverable surplus and other	(5)	17	—	—	2	(4)
Other remeasurements	(19)	5	1	(3)	(5)	(7)
Total remeasurements	15	126	7	23	(3)	20
Exchange rate differences	52	6	1	—	30	(6)
Net benefit cost/(income) recognized to other comprehensive income	67	132	8	23	27	14
Total net benefit cost/(income) recognized during the year	101	188	21	(17)	37	24
(1)In 2019 Past service cost and (gains)/losses from curtailments and settlements included the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.; it also included a $20 million pre-tax non-cash settlement charge resulting from the purchase of a group annuity contract to settle a portion of the outstanding U.S. pension obligations.

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2020 and 2019:

		U.S.		U.K.		Germany(1)	Other Countries(1)
($ million)	2020	2019	2020	2019	2020	2019	2020	2019
Change in benefit obligations:
Present value of obligation at the beginning of the year	666	1,015	1,488	1,290	424	409	359	315
Current service cost	4	3	—	4	4	3	12	11
Interest expense	16	36	24	30	2	4	2	4
Other costs	2	3	1	2	—	—	2	2
Contribution by plan participants	—	—	—	—	—	—	3	3
Remeasurements	80	113	99	166	6	39	32	40
Benefits paid	(41)	(74)	(60)	(49)	(25)	(25)	(16)	(16)
Past service costs	2	—	—	(1)	—	—	—	(2)
Settlements(2)	(551)	(431)	—	—	—	—	—	—
Exchange rate differences and other	(1)	1	56	46	38	(6)	30	2
Present value of obligation at the end of the year	177	666	1,608	1,488	449	424	424	359
Change in the fair value of plans assets:
Fair value of plan assets at the beginning of the year	700	1,030	1,067	951	7	7	324	295
Interest income	17	37	17	22	—	—	2	4
Remeasurements	78	157	102	68	—	1	17	23
Contribution by employer	—	—	59	42	—	—	11	11
Contribution by plan participants	—	—	—	—	—	—	3	3
Benefits paid	(41)	(73)	(60)	(49)	—	—	(15)	(16)
Settlements(2)	(550)	(451)	—	—	—	—	—	—
Exchange rate differences and other	—	—	45	33	—	(1)	26	4
Fair value of plan assets at the end of the year	204	700	1,230	1,067	7	7	368	324
Funded status	27	34	(378)	(421)	(442)	(417)	(56)	(35)
(1)Pension benefits in Germany and some other countries are not required to be prefunded.
(2)Settlements include in 2020 and 2019 the impact of the transfer of the outstanding pension benefit obligations related to certain retirees and beneficiaries within the U.S. plans through group annuity contract purchases in the fourth quarter of 2020 and 2019.

CNH Industrial Consolidated Financial Statements at December 31, 2020 196

Changes in the effects of the asset ceiling for 2020 and 2019 are as follows:

	Pension plans		Healthcare plans
($ million)	2020	2019	2020	2019
Effect of the asset ceiling at the beginning of the year	17	—	—	—
Other comprehensive (income)/loss	(5)	17	—	—
Other increase/(decrease)	1	—	—	—
Effect of the asset ceiling at the end of the year	13	17	—	—
The weighted average durations of post-employment benefits obligations are as follows:

N° of years
Pension plans	15
Healthcare plans	10
Other	10
Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2020 and 2019, and the expense of CNH Industrial’s defined benefit plans for the years ended December 31, 2020 and 2019:

	Assumptions used to determine funded status at year-end
	At December 31, 2020			At December 31, 2019
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates	1.12	2.12	0.43	1.88	2.99	0.66
Weighted-average rate of compensation increase	2.07	n/a	1.84	2.99	n/a	1.88
Weighted-average, initial healthcare cost trend rate	n/a	4.39	n/a	n/a	4.68	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	3.95	n/a	n/a	4.20	n/a

	Assumptions used to determine expense at year-end
	At December 31, 2020			At December 31, 2019
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates – current service cost	1.07	3.15	0.81	1.98	4.03	1.70
Weighted-average discount rates – interest cost	1.62	2.58	0.57	2.58	3.53	1.44
Weighted-average rate of compensation increase	2.99	n/a	1.88	3.00	n/a	1.38
Weighted-average, initial healthcare cost trend rate	n/a	4.68	n/a	n/a	6.17	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	4.20	n/a	n/a	5.00	n/a
(*) CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2028 for U.S. plans. A flat trend rate assumption is utilized for the Canada plans.

Assumed discount rates are used in measurements of pension, healthcare and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high-quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.
The assumed healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Healthcare Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.

CNH Industrial Consolidated Financial Statements at December 31, 2020 197

CNH Industrial reviews annually mortality assumptions and demographic characteristics of its U.S. pension plan participants. At December 31, 2018 the Company has decided to use the variant of blue-collar table RP-2014 (with mortality improvement scale MP-2014 removed) as the base mortality table for the US pension plans and the no-collar variant RPH-2014 (with MP-2014 removed) as the base mortality table for the US healthcare plans together with the MP-2018 mortality improvement scale.
In October 2019, the SOA issued an updated mortality base table ("Pri-2012") as well as an updated mortality improvement scale (“MP-2019”). In 2019, CNH Industrial adopted the variant of blue-collar tables of the Pri-2012 for the US pension plans and the no collar variant of the PriH-2012 for the US healthcare plans, including the new survivor mortality as well as MP-2019 mortality improvement scale. The adoption of the new mortality assumptions resulted in a total decrease of $14 million to CNH Industrial’s benefit obligations at December 31, 2019, of which, $11 million and $3 million were related to pension plans and healthcare plans, respectively.
In 2020, CNH Industrial adopted the no-collar variant of the Pri-2012 base table for the US pension plans subsequent to the settlement of a portion of the outstanding pension obligation through purchase of annuity contracts. Additionally, CNH Industrial adopted the updated mortality improvement scale issued by the SOA ("MP-2020"). Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total increase of $7.8 million to CNH Industrial’s benefit obligations at December 31, 2020, of which an increase of $8.6 million, and a decrease of $0.8 million were related to pension plans and healthcare plans, respectively.
CNH Industrial uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows.
Assumed discount rates and healthcare cost trend rates have a significant effect on the amount recognized in the 2020 financial statements. A one percentage point change in the assumed discount rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2020	(353)	450
Effect on healthcare defined benefit obligation at December 31, 2020	(33)	38
A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

($ million)	One percentage point increase	One percentage point decrease
Effect on healthcare defined benefit obligation at December 31, 2020	22	(19)
Plan assets
The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies.
The fair value of plan assets at December 31, 2020 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

CNH Industrial Consolidated Financial Statements at December 31, 2020 198

	Fair value of plan assets at December 31, 2020
($ million)	Total	Level 1	Level 2	Level 3
Fixed income securities:
U.S. government bonds	32	30	2	—
U.S. corporate bonds	42	5	37	—
Non-U.S. government bonds	49	10	39	—
Non-U.S. corporate bonds	25	—	25	—
Total Fixed income securities	148	45	103	—

Other types of investments:
Mutual funds(1)	1,582	21	1,561	—
Insurance contracts	202	—	—	202
Total Other types of investments	1,784	21	1,561	202
Cash	22	10	12	—
Total	1,954	76	1,676	202
(1) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The fair value of the plan assets at December 31, 2019 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2019
($ million)	Total	Level 1	Level 2	Level 3
Fixed income securities:
U.S. government bonds	124	122	2	—
U.S. corporate bonds	34	5	29	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	25	—	25	—
Total Fixed income securities	230	136	94	—

Other types of investments:
Mutual funds(1)	1,802	20	1,782	—
Insurance contracts	173	—	—	173
Total Other types of investments	1,975	20	1,782	173
Cash	45	17	28	—
Total	2,250	173	1,904	173
(1) This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

Contribution
CNH Industrial expects to contribute approximately $38 million to its pension plans in 2021.
The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Expected benefit payments
($ million)	2021	2022	2023	2024	2025	2026 to 2029	Total
Post-employment benefits:
Pension plans	105	107	109	106	110	569	1,106
Healthcare plans	32	31	29	29	28	133	282
Other	22	21	19	20	20	112	214
Total Post-employment benefits	159	159	157	155	158	814	1,602

Other long-term employee benefits	6	7	8	9	9	41	80
Total	165	166	165	164	167	855	1,682
Potential outflows in the years after 2021 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

CNH Industrial Consolidated Financial Statements at December 31, 2020 199

23.     Other provisions
Changes in Other provisions are as follows:

($ million)	At December 31, 2019	Charge	Utilization	Release to income and other changes	At December 31, 2020
Warranty and technical assistance provision	919	784	(685)	(23)	995
Restructuring provision	107	34	(66)	3	78
Investment provision	12	—	—	3	15
Other risks	2,048	3,322	(3,150)	67	2,287
Total Other provisions	3,086	4,140	(3,901)	50	3,375
The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.
At December 31, 2020, the restructuring provision includes the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to $45 million ($67 million at December 31, 2019), and other costs totaling $33 million ($40 million at December 31, 2019).
The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of this provision are as follows:

($ million)	At December 31, 2020	At December 31, 2019
Marketing and sales incentives programs	1,324	1,279
Commercial risks	389	319
Legal proceedings and other disputes	197	179
Environmental risks	32	32
Other reserves for risks and charges	345	239
Total Other risks	2,287	2,048
A description of these provisions follows:
▪Marketing and sales incentives program - this provision relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.
▪Commercial risks - this provision relates to risks arising in connection with the sale of products and services.
▪Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:
▪Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).
▪Legal proceedings involving claims with active and former employees.
None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.
▪Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

CNH Industrial Consolidated Financial Statements at December 31, 2020 200

24.     Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2020, the Group had available committed unsecured facilities expiring after twelve months amounted to $6.1 billion ($5.5 billion at December 31, 2019).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025. The credit facility replaced the existing five-year €1.75 billion credit facility due to mature in 2021. The €4 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), includes typical provisions for contracts of this type and size, such as: customary covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower and a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) that is not applicable with the current ratings levels. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2020, CNH Industrial was in compliance with all covenants in the revolving credit facility.
At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($4.1 billion at December 31, 2019), of which $3.7 billion at December 31, 2020 ($3.0 billion at December 31, 2019) were utilized.
Debt
An analysis of debt by nature and due date is as follows:

	At December 31, 2020				At December 31, 2019
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Asset-backed financing	7,651	4,179	93	11,923	6,572	5,120	65	11,757

Other debt:
Bonds	1,442	5,143	3,090	9,675	657	3,887	3,252	7,796
Borrowings from banks	1,838	1,441	102	3,381	2,392	1,559	117	4,068
Payables represented by securities	581	243	—	824	839	339	—	1,178
Lease liabilities	123	234	96	453	114	228	107	449
Other	142	218	2	362	125	35	5	165
Total Other debt	4,126	7,279	3,290	14,695	4,127	6,048	3,481	13,656
Total Debt	11,777	11,458	3,383	26,618	10,699	11,168	3,546	25,413

The item Asset-backed financing represents the financing received through both ABS and factoring transactions which do not meet IFRS 9 derecognition requirements and are recognized as assets in the statement of financial position. In 2020 there was a decrease of approximately $284 million in asset-backed financing, excluding exchange differences.
During the year Other debt increased by $1,003 million, net of exchange differences. The difference is mainly due to new bond issuances, mainly in CNH Industrial Capital LLC for $1.1 billion and in CNH Industrial Finance Europe for $0.9 billion, net of the repayment, at maturity, of CNH Industrial Capital LLC Bond for $0.6 billion, and of the net decrease in bank debt outstanding by $0.3 billion and in payable represented by securities by $0.2 billion.
In 2020, $136 million for the principal portion of Lease liabilities and $12 million for interest expenses related to lease liabilities were paid ($148 million and $14 million, respectively, were paid in 2019).

CNH Industrial Consolidated Financial Statements at December 31, 2020 201

The following table sets out a maturity analysis of Lease liabilities at December 31, 2020:

($ million)	At December 31, 2020	At December 31, 2019
Less than one year	133	126
One to two years	98	96
Two to three years	69	70
Three to four years	51	53
Four to five years	39	38
More than five years	108	125
Total undiscounted lease payments	498	508
Less: Interest	(45)	(59)
Total Lease liabilities	453	449
At December 31, 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.6 years and 3.0%, respectively (6.9 years and 3.4%, respectively, at December 31, 2019).
On July 2, 2020, CNH Industrial Capital LLC issued $600 million of notes at an annual fixed rate of 1.950% due in 2023 at an issue price of 99.370% of their principal amount.
On August 31, 2020, CNH Industrial Capital Argentina SA completed a first public offering for $31 million of notes due in 2023 and for ARS701 million (equivalent to $8 million) due in 2021.
On October 6, 2020, CNH Industrial Capital LLC completed its previously announced offering of $500 million in aggregate principal amount of 1.875% notes due 2026, with an issue price of 99.761% of their principal amount.
On December 1, 2020, CNH Industrial Finance Europe S.A. issued €750 million of notes at an annual fixed rate of 0.000% due in 2024 at an issue price of 99.910 percent of their principal amount. These notes were issued under the €10 billion Euro Medium Term Note Programme guaranteed by CNH Industrial N.V.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Capital LLC established in previous years a commercial paper program in the U.S. This program had no amount outstanding at December 31, 2020 ($387 million outstanding at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $112 million outstanding at December 31, 2020 ($105 million at December 31, 2019). In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF); the issued amount was early repaid on December 16, 2020.

CNH Industrial Consolidated Financial Statements at December 31, 2020 202

The following table shows the summary of the Group’s issued bonds outstanding at December 31, 2020:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	367	2.875%	September 27, 2021	451
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	92
CNH Industrial Finance Europe S.A.(1)	EUR	316	1.375%	May 23, 2022	388
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	452
CNH Industrial Finance Europe S.A.(1)	EUR	750	0.000%	April 1, 2024	920
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	798
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	123
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	614
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	736
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	61
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	614
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.2%	July 15, 2039	61
Total Euro Medium Term Notes					5,310
Other Bonds
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	600	1.95%	July 2, 2023	600
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
CNH Industrial Capital Australia Pty. Limited	AUD	175	2.10%	December 12, 2022	135
CNH Industrial Capital Argentina SA	ARS	701	36.00%	August 31, 2021	8
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
Total Other bonds					4,274
Hedging effect and amortized cost valuation					91
Total Bonds					9,675
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
In June 2020, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.
For further information on the management of interest rate and currency risk reference should be made to Note 30.

CNH Industrial Consolidated Financial Statements at December 31, 2020 203

At December 31, 2020 and 2019, there was no debt secured with mortgages and other liens on assets of the Group, and the total carrying amount of assets acting as security for loans was not significant at December 31, 2020 and 2019. In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of $11,923 million at December 31, 2020 ($11,757 million at December 31, 2019).
25.     Trade payables
An analysis by due date of trade payables is as follows:

	At December 31, 2020				At December 31, 2019
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Trade payables	6,326	29	—	6,355	5,602	33	—	5,635

26.     Other current liabilities
An analysis of Other current liabilities is as follows:

($ million)	At December 31, 2020	At December 31, 2019
Advances on buy-back agreements	1,355	1,472
Contract liabilities	1,381	1,236
Indirect tax payables	603	635
Accrued expenses and deferred income	561	529
Payables to personnel	275	272
Social security payables	161	148
Other	745	616
Total Other current liabilities	5,081	4,908
An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2020				At December 31, 2019
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Other current liabilities (excluding Accrued expenses and deferred income)	2,834	1,545	141	4,520	2,617	1,639	123	4,379
Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. Contract liabilities include $740 million at December 31, 2020 ($658 million at December 31, 2019) for future rents related to buy-back agreements. Changes in Contract liabilities for the year ended December 31, 2020 are as follows:

($ million)	At December 31, 2019	Additional amounts arising during the period	Amounts recognized within revenue	Translation differences and other changes	At December 31, 2020
Contract liabilities	1,236	608	(603)	140	1,381
Advances on buy-back agreements includes the repurchase value of the vehicle relating to new vehicles sold with the buy-back commitment from Commercial and Specialty Vehicles included in Property, plant and equipment, as described in section “Significant accounting policies”.

CNH Industrial Consolidated Financial Statements at December 31, 2020 204

27.     Commitments and contingencies
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.
When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. At December 31, 2020, contingent liabilities estimated by the Group amount to approximately $33 million (approximately $49 million at December 31, 2019), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. Most of these claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial, installed in certain Ducato (a vehicle distributed by the Stellantis group) and Iveco Daily vehicles. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.
Commitments
At December 31, 2020, Financial Services has various agreements to extend credit for the following financing arrangements:

	At December 31, 2020
($ million)	Total Credit Limit	Utilized	Not utilized
Facility
Wholesale and dealer financing	6,922	2,979	3,943
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $615 million and $453 million as of December 31, 2020 and 2019, respectively.

CNH Industrial Consolidated Financial Statements at December 31, 2020 205

28.     Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT more fully reflects Industrial Activities segments' profitability. Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before income taxes, Financial Services' results, Industrial Activities' interest expenses, (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.
The following table summarizes Adjusted EBIT of Industrial Activities under U.S. GAAP by reportable segment:

($ million)	2020	2019
Agriculture	880	897
Construction	(184)	51
Commercial and Specialty Vehicles	(109)	224
Powertrain	233	363
Unallocated items, eliminations and other	(268)	(145)
Adjusted EBIT of Industrial Activities under U.S. GAAP	552	1,390

CNH Industrial Consolidated Financial Statements at December 31, 2020 206

A reconciliation from Adjusted EBIT of Industrial Activities under U.S. GAAP to CNH Industrial's consolidated Profit/(loss) before taxes under EU-IFRS for the years ended December 31, 2020 and 2019 is provided below:

($ million)	2020	2019
Adjusted EBIT of Industrial Activities under U.S. GAAP	552	1,390
Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(289)	(362)
Development costs	(192)	(43)
Other adjustments(1)	(821)	223
Total adjustments/reclassifications	(1,302)	(182)
Profit/(loss) before taxes under EU-IFRS	(750)	1,208
(1) Primarily includes Financial Services results before taxes under IFRS and the accounting impact of the measurement at fair value through profit or loss under U.S. GAAP of the investment in Nikola Corporation (see Note 14 for additional information on this investment).
Net income of Financial Services prepared under U.S. GAAP for years ended December 31, 2020 and 2019 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

($ million)	2020	2019
Net income of Financial Services under U.S. GAAP (A)	249	361
Eliminations and other (B)(*)	(687)	1,093
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (C) = (A) + (B)	(438)	1,454
Adjustments to conform with EU-IFRS (D)(**)	(257)	(548)
Income tax benefit (expense) under EU-IFRS (E)	55	(302)
Profit/(loss) before taxes under EU-IFRS (F) = (C) + (D) - (E)	(750)	1,208
(*)    Includes Net income of Industrial Activities under U.S. GAAP.
(**) Details about this item are provided in Note 34 “EU-IFRS to U.S. GAAP reconciliation”.
There are no segment assets reported to the CODM for assessing performance and allocating resources. Additional reportable segment information under U.S. GAAP is provided as follows.
Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2020 and 2019, are provided below:

($ million)	2020	2019
Agriculture	10,923	10,959
Construction	2,170	2,768
Commercial and Specialty Vehicles	9,421	10,439
Powertrain	3,629	4,117
Eliminations and other	(1,858)	(2,134)
Net sales of Industrial Activities	24,285	26,149
Financial Services	1,823	2,011
Eliminations and other	(76)	(81)
Total Revenues under U.S. GAAP	26,032	28,079
Difference(*)	(48)	(55)
Total Net Revenues under EU-IFRS	25,984	28,024
(*) Primarily different classification of interest income of Industrial Activities

CNH Industrial Consolidated Financial Statements at December 31, 2020 207

Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2020 and 2019, are provided below:

($ million)	2020	2019
Agriculture	248	281
Construction	46	55
Commercial and Specialty Vehicles	211	195
Powertrain	120	124
Eliminations and other	2	2
Total Industrial Activities	627	657
Financial Services	3	3
Total Depreciation and Amortization(*) under U.S. GAAP	630	660
Difference(**)	588	584
Total Depreciation and Amortization(*) under EU-IFRS	1,218	1,244
(*) Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**) Primarily amortization of development costs capitalized under EU-IFRS and depreciation of right-of-use assets under EU-IFRS.
Expenditures for long-lived assets under U.S. GAAP by operating segment together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2020 and 2019 are provided below:

($ million)	2020	2019
Agriculture	185	232
Construction	42	46
Commercial and Specialty Vehicles	160	258
Powertrain	92	96
Other	2	1
Total Industrial Activities	481	633
Financial Services	3	4
Total Expenditures for long-lived assets(*) under U.S. GAAP	484	637
Difference, principally expenditure for development costs capitalized under EU-IFRS	364	426
Total Expenditures for long-lived assets(*) under EU-IFRS	848	1,063
(*)    Excluding assets sold with buy-back commitments and equipment on operating lease.
29.     Information by geographical area
CNH Industrial N.V. has its principal office in London, England, United Kingdom. Revenues earned in the U.K. from external customers were $776 million and $888 million in 2020 and 2019, respectively. Revenues earned in the rest of the world from external customers were $25,208 million and $27,136 million in 2020 and 2019, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

($ million)	2020	2019
United States	5,191	5,611
Italy	2,673	3,253
France	2,840	3,030
Germany	1,765	1,875
Brazil	1,936	2,104
Canada	941	1,087
Australia	824	739
Spain	751	987
Argentina	515	519
Poland	576	604
Other	7,196	7,327
Total revenues from external customers in the rest of the world	25,208	27,136

CNH Industrial Consolidated Financial Statements at December 31, 2020 208

Total non-current Assets located in U.K., excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, were $198 million and $215 million at December 31, 2020 and 2019, respectively, and the total of such assets located in the rest of the world totaled $13,002 million and $13,594 million at December 31, 2020 and 2019, respectively. The following highlights non-current assets by geographical area in the rest of the world:

($ million)	At December 31, 2020	At December 31, 2019
United States	4,942	5,469
Italy	2,711	2,593
France	1,252	1,163
Spain	867	796
Germany	673	641
Canada	564	552
Brazil	283	386
China	257	381
Other	1,453	1,613
Total non current assets in the rest of the world	13,002	13,594
In 2020 and 2019, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.
30.     Information on financial risks
We are exposed to the following financial risks connected with our operations:
▪credit risk related to our financing activities;
▪liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;
▪market risk (primarily exchange rates and interest rates).
We attempt to actively manage these risks.
The quantitative data reported in the following paragraphs does not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction, which may result from any changes that are assumed to take place.
Credit risk
Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for Agriculture, Construction and Commercial and Specialty Vehicles.
CNH Industrial measures the loss allowance for its trade receivables and contract assets at an amount equal to the lifetime expected credit losses, which are the present value of the cash shortfalls over the expected life of the financial asset.
Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.
The maximum credit risk to which we were theoretically exposed at December 31, 2020 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties as discussed in Note 27.
Dealers and final customers are generally subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.

CNH Industrial Consolidated Financial Statements at December 31, 2020 209

A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data. An account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
Liquidity risk
We are exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.
The cash flows, funding requirements and liquidity of our subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of our capital resources.
Additionally, as part of our activities, we regularly carry out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

CNH Industrial Consolidated Financial Statements at December 31, 2020 210

Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. We therefore plan to meet our requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.
The two main factors that determine our liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:
▪centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which we are present;
▪maintaining an adequate level of available liquidity;
▪diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;
▪obtaining adequate credit lines; and
▪monitoring future liquidity on the basis of business planning.
Details as to the repayment structure of the CNH Industrial’s financial assets and liabilities are provided in Note 17 “Current Receivables and Other current financial assets” and in Note 24 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 18 “Derivative assets and Derivative liabilities”.
Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable CNH Industrial to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.
Market risk
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates.
The exposure to foreign currency risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowing denominated in foreign currencies.
The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
We regularly assess our exposure to foreign currency and interest rate risk and manage those risks through the use of derivative financial instruments in accordance with its established risk management policies.
Our policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.
We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:
▪the currency risk on financial instruments denominated in foreign currency;
▪the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.
We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:
▪the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;
▪the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.
The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.
Counterparties to these agreements are major and diverse financial institutions.

CNH Industrial Consolidated Financial Statements at December 31, 2020 211

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 18 “Derivative assets and Derivative liabilities”.
Currency risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2020, the total net trade flows exposed to currency risk amounted to the equivalent of 13% of our revenue (15% in 2019). The principal exchange rates to which we are exposed are the following:
▪EUR/USD, in relation to the production/purchases of Agriculture and Construction in the euro area and to sales in dollars made by Commercial and Specialty Vehicles;
▪USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;
▪AUD/USD, mainly in relation to sales made by Agriculture and Construction in Australia;
▪EUR/GBP, predominately in relation to sales on the U.K. market.
Trade flows exposed to changes in these exchange rates in 2020 made up approximately 58% of the exposure to currency risk from trade transactions.
It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.
Certain subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables, and securities denominated in foreign currencies different from the subsidiary’s functional currency.
Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Group presentation currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in U.S. dollars.
The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 21).
We monitor our principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2020.
There were no substantial changes in 2020 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2020 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $512 million ($392 million at December 31, 2019). The valuation model for currency options assumes that market volatility at year-end remains unchanged.
Receivables, payables, and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Interest rate risk
Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.

CNH Industrial Consolidated Financial Statements at December 31, 2020 212

In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our profit/(loss).
In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.
Interest rate benchmark reform
Certain existing benchmark InterBank Offered Rates (IBORs) such as USD LIBOR will be reformed by the authority and gradually replaced with alternative benchmark rates. Despite the uncertainty around the timing and precise nature of these changes, the existing benchmark interest rates are still applied as reference rates.
To transition existing contracts and agreements that reference USD LIBOR to an alternative benchmark rate (SOFR), adjustments for term differences and credit differences might need to be applied to the alternative benchmark rate, to enable the two benchmark rates to be economically equivalent on transition.
The Group has issued US dollar‑denominated fixed rate debt which it fair value hedges using sterling fixed to US dollar fixed to USD LIBOR interest rate swaps. At December 31, 2020, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $1,194 million.
Group Treasury is managing the Group’s USD LIBOR transition plan. The greatest change will be amendments to the contractual terms of the USD LIBOR-referenced fixed-rate debt and the corresponding update of the hedge designation.
In calculating the change in fair value attributable to the hedged risk of fixed-rate debt, the Group has made the following assumptions that reflect its current expectations:
▪the fixed-rate debt will move to SOFR at the beginning of 2022 (or at July 2023 if the new consultations were confirmed) and the spread will be similar to the spread included in the interest rate swap used as the hedging instrument;
▪no other changes to the terms of the fixed-rate debt are anticipated; and
▪the Group does not expect any material impact deriving from the replacement of benchmark interest rate.
Sensitivity analysis
In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
The fixed rate financial instruments used by us consist of retail receivables, debt, ABS securities, and other instruments.
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2020, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $16 million (approximately $21 million at December 31, 2019).
Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2020, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $1 million (approximately $4 million at December 31, 2019).
This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

CNH Industrial Consolidated Financial Statements at December 31, 2020 213

Other risks on derivative financial instruments
We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.
Sensitivity analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2020 linked to commodity prices would not have been significant (not significant at December 31, 2019).
31.     Fair value measurement
Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and 2019:

		At December 31, 2020				At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments measured at fair value through other comprehensive income	(14)	392	—	—	392	—	—	108	108
Other investments	(14)	—	—	15	15	—	—	—	—
Other non-current securities	(14)	—	—	—	—	1	—	—	1
Derivative assets	(18)	—	160	—	160	—	73	—	73
Money market securities	(19)	1,023	—	—	1,023	454	—	—	454
Total Assets		1,415	160	15	1,590	455	73	108	636
Derivative liabilities	(18)	—	(139)	—	(139)	—	(121)	—	(121)
Total Liabilities		—	(139)	—	(139)	—	(121)	—	(121)
The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 in 2020:

($ million)	2020	2019
At January 1	108	—
Acquisitions/(disposals)	157	114
Gains/(Losses) recognized in Other comprehensive income/(loss)	1,483	(6)
Transfer from Level 3 to Level 1	(1,733)	—
At December 31	15	108
Transfer from Level 3 include the investment in Nikola Corporation, reclassified to Level 1 upon the completion in June 2020 of its business combination with VectoIQ Acquisition Corp. and continued listing of the combined company’s shares. Refer to Note 14 for additional information on this investment.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Derivative assets and Derivative liabilities”.

CNH Industrial Consolidated Financial Statements at December 31, 2020 214

Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the statement of financial position at December 31, 2020 and 2019 are as follows:

		At December 31, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	9,232	9,232	9,050
Dealer financing	(17)	—	—	9,114	9,114	9,129
Finance leases	(17)	—	—	307	307	277
Other receivables from financing activities	(17)	—	—	73	73	73
Total Receivables from financing activities		—	—	18,726	18,726	18,529
Asset-backed financing	(24)		11,928	—	11,928	11,923
Bonds	(24)	6,839	3,340	—	10,179	9,675
Borrowings from banks	(24)	—	3,334	—	3,334	3,381
Payables represented by securities	(24)	—	827	—	827	824
Lease liabilities	(24)	—	—	453	453	453
Other debt	(24)	—	362	—	362	362
Total Debt		6,839	19,791	453	27,083	26,618

		At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,935	8,935	8,984
Dealer financing	(17)	—	—	10,072	10,072	10,075
Finance leases	(17)	—	—	239	239	241
Other receivables from financing activities	(17)	—	—	129	129	129
Total Receivables from financing activities		—	—	19,375	19,375	19,429
Asset-backed financing	(24)	—	11,719	—	11,719	11,757
Bonds	(24)	5,435	2,743	—	8,178	7,796
Borrowings from banks	(24)	—	4,007	—	4,007	4,068
Payables represented by securities	(24)	—	1,180	—	1,180	1,178
Lease liabilities	(24)	—	—	449	449	449
Other debt	(24)	—	165	—	165	165
Total Debt		5,435	19,814	449	25,698	25,413
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the statement of financial position approximates their fair value, due to the short maturity of these items.

CNH Industrial Consolidated Financial Statements at December 31, 2020 215

32.     Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. As of December 31, 2020 and 2019, related parties included CNH Industrial N.V.’s parent company EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families were also considered related parties.
As of December 31, 2020, based on public information available and in reference to Company's files, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2020.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. As of December 31, 2020 and 2019, among other things, EXOR N.V. managed a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2020 and 2019.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During 2020 and 2019, FCA subsidiaries provided CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sold engines and light commercial vehicles to and purchased engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA might engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Consolidated Financial Statements as follows:

($ million)	2020	2019
Net revenues	599	719
Cost of sales	212	319
Selling, general and administrative costs	127	147

($ million)	At December 31, 2020	At December 31, 2019
Trade receivables	8	4
Trade payables	85	83
Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Consolidated Financial Statements at December 31, 2020 as follows:

($ million)	2020	2019
Net revenues	899	747
Cost of sales	399	503

CNH Industrial Consolidated Financial Statements at December 31, 2020 216

($ million)	At December 31, 2020	At December 31, 2019
Trade receivables	154	103
Trade payables	61	44
At December 31, 2020 and 2019, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $259 million and $145 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.
Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In 2020, revenues from associates totaled $177 million ($164 million in 2019). In 2020, cost of sales from associates totaled $13 million ($11 million in 2019). At December 31, 2020, receivables from associates amounted to $15 million ($17 million at December 31, 2019). Trade payables to associates amounted to $36 million at December 31, 2020 ($25 million at December 31, 2019). At December 31, 2020, CNH Industrial had provided guarantees on commitments of its associates for an amount of $323 million related to CNH Industrial Capital Europe S.a.S. ($276 million at December 31, 2019).
Transactions with unconsolidated subsidiaries
In the years ended December 31, 2020 and 2019, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $7 million in 2020 ($12 million in 2019).
The aggregate expense incurred in 2020 and in 2019 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $27 million and $23 million, respectively. These amounts included the notional compensation cost for share-based payments.
33.     Explanatory notes to the statement of cash flows
The statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.
The Group presents supplemental discussion and disclosure regarding the statement of cash flows for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.
Cash flows for income tax payments net of refunds in 2020 amount to $159 million ($208 million in 2019).
Total interest of $667 million was paid and interest of $643 million was received in 2020 (interest of $762 million was paid in 2019, and interest of $415 million was received in 2019). In 2019, the amount included a charge of $27 million in connection with CNH Industrial's accelerated debt redemption strategy.
Operating activities
Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
The adjustment to exclude Other non-cash items of $484 million in 2020 ($125 million in 2019) includes an amount of $87 million ($41 million in 2019) related to result from investments net of impairment losses on assets recognized during the year.

CNH Industrial Consolidated Financial Statements at December 31, 2020 217

Changes in working capital for 2020 and 2019 are summarized as follows:

($ million)	2020	2019
Change in trade receivables	(119)	(55)
Change in inventories	916	(535)
Change in trade payables	496	(32)
Change in other receivables/payables	451	57
Change in working capital	1,744	(565)
Investing activities
Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

($ million)	2020	2019
Change in dealer financing	1,195	(431)
Change in retail financing	(507)	(73)
Change in finance leases	(34)	30
Change in other receivables from financing activities	(7)	(64)
Net change in receivables from financing activities	647	(538)
Liquidity absorbed by the increase in receivables from financing activities in 2020 was primarily a result of increased financing activities.
For consideration for the acquisition and disposal of subsidiaries and of other investments, refer to section "Business Combinations" above and to Note 14.
Financing activities
The net change in other financial payables and derivative assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in derivative assets and liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as discussed in Note 18 above).
Changes in 2020 and 2019 are summarized as follows:

($ million)	2020	2019
Change in asset-backed financing	(284)	496
Change in borrowings from banks and other financial payables	(892)	225
Net change in other financial payables	(1,176)	721

Net change in derivative assets and derivative liabilities	(48)	(10)
Net change in other financial payables and derivative assets/liabilities	(1,224)	711

Reconciliation of changes in liabilities arising from financing activities may be analyzed as follows:

($ million)	2020	2019
Total Debt at beginning of year	25,413	24,543
Derivative (assets)/liabilities at beginning of year	48	10
Total liabilities from financing activities at beginning of year	25,461	24,553
Cash flows	554	491
Foreign exchange effects	483	(262)
Fair value changes	(61)	134
Other changes	160	545
Total liabilities from financing activities at end of year	26,597	25,461
Of which:
Total Debt at end of year	26,618	25,413
Derivative (assets)/liabilities at end of year	(21)	48

CNH Industrial Consolidated Financial Statements at December 31, 2020 218

34.     EU-IFRS to U.S. GAAP reconciliation
These Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

($ million)	Note	2020	2019
Profit/(loss) in accordance with EU-IFRS		(695)	906
Adjustments to conform with U.S. GAAP:
Development costs	(a)	192	43
Nikola investment fair value adjustment	(b)	134	—
Other adjustments(1)	(c)	(64)	(68)
Tax impact on adjustments and other income tax differences	(d)	(5)	573
Total adjustments		257	548
Net income (loss) in accordance with U.S. GAAP		(438)	1,454
(1)    This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

Reconciliation of Total Equity

($ million)	Note	At December 31, 2020	At December 31, 2019
Total Equity in accordance with EU-IFRS		6,735	7,863
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,193)	(2,260)
Other adjustments	(c)	(34)	87
Tax impact on adjustments and other income tax differences	(d)	481	431
Total adjustments		(1,746)	(1,742)
Total Equity in accordance with U.S. GAAP		4,989	6,121

Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

CNH Industrial Consolidated Financial Statements at December 31, 2020 219

(b)Nikola investment fair value adjustment
Under EU-IFRS, CNH Industrial elected to measure its investment in Nikola Corporation at fair value through other comprehensive income. Under U.S. GAAP, starting from the second quarter of 2020, this investment is measured at fair value through profit or loss (measured at cost before that period). Any fair value remeasurement gain or loss is therefore recorded in other comprehensive income under EU-IFRS and in profit or loss under U.S. GAAP. Refer to Note 14 for a detailed description of this investment and the remeasurement adjustment recognized under EU-IFRS in 2020.
(c)Other adjustments
It mainly includes the following items:
•Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
•Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.
•Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

CNH Industrial Consolidated Financial Statements at December 31, 2020 220

(d)Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting for deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies”. This policy is similar to U.S. GAAP, which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pre-tax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pre-tax book losses higher than those recorded for EU-IFRS purposes.

35. Subsequent events
CNH Industrial has evaluated subsequent events through March 3, 2021, which is the date the financial statements were authorized for issuance, and identified the following:
▪On February 26, 2021 CNH Industrial extended by one-year its syndicated committed revolving credit facility for €3,950.5 million, i.e. to March 2026; the remaining €49.5 million will mature in March 2025.
▪On March 2, 2021, CNH Industrial announced the completion of its minority investment in Zimeno, Inc. (d/b/a Monarch Tractor), a U.S. based agricultural technology company.

CNH Industrial Consolidated Financial Statements at December 31, 2020 221

March 3, 2021

The Board of Directors

Suzanne Heywood
Léo W. Houle
Howard W. Buffett
Tufan Erginbilgic
John Lanaway
Alessandro Nasi
Lorenzo Simonelli
Vagn Sørensen
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

CNH Industrial Consolidated Financial Statements at December 31, 2020 222

COMPANY
FINANCIAL STATEMENTS
At December 31, 2020

Company Financial Statements at December 31, 2020 223

INCOME STATEMENT
for the years ended December 31, 2020 and 2019

(€ thousand)	Note	2020	2019
Net revenues	(1)	1,213,570	1,293,177
Cost of sales		1,043,939	1,124,800
GROSS PROFIT		169,631	168,377
Selling, general and administrative costs	(2)	128,181	129,261
Research and development costs	(3)	45,503	55,106
NET MARGIN		(4,053)	(15,990)
Restructuring expenses	(4)	1,209	3,486
Other income/(expenses)	(5)	(7,749)	(242)
Financial income/(expenses)	(6)	(59,140)	(83,260)
PROFIT/(LOSS) BEFORE TAXES		(72,151)	(102,978)
Income tax benefit (expense)	(7)	9,422	13,981
Result from Investments in Group companies and other equity interests	(8)	(593,901)	869,720
NET PROFIT/(LOSS)		(656,630)	780,723

Company Financial Statements at December 31, 2020 224

STATEMENT OF FINANCIAL POSITION

(€ thousand)	Note	At December 31, 2020	At December 31, 2019
ASSETS
Intangible assets	(10)	72,151	85,402
Property, plant and equipment	(11)	83,484	88,576
Financial fixed assets	(12)	13,715,788	14,585,053
Investments in Group companies and other equity interests		12,401,414	13,179,123
Other financial assets		1,312,530	1,404,859
Deferred tax assets	(7)	1,844	1,071
Total Fixed assets		13,871,423	14,759,031
Inventories	(13)	105,686	161,038
Trade receivables	(14)	271,788	244,393
Current financial receivables	(15)	192,435	94,160
Other current assets	(16)	71,813	246,176
Cash and cash equivalents	(17)	69,119	98,268
Total Current assets		710,841	844,035
TOTAL ASSETS		14,582,264	15,603,066
EQUITY, PROVISIONS AND LIABILITIES
Equity	(18)
Share capital		17,609	17,609
Treasury shares		(93,228)	(132,202)
Capital reserve		2,413,347	2,430,632
Legal reserve		901,779	1,988,163
Retained profit/(loss)		2,837,219	1,875,196
Profit/(loss) for the year		(656,630)	780,723
Total Equity		5,420,096	6,960,121
Provision for employee benefits	(19)	265,057	325,045
Other provisions	(20)	116,742	87,232
Total Provisions		381,799	412,277
Non-current debt	(21)	973,553	1,055,254
Total Non-current liabilities		973,553	1,055,254
Trade payables	(22)	304,900	291,959
Current financial liabilities	(23)	7,379,237	6,682,757
Other debt	(24)	122,679	200,698
Total Current liabilities		7,806,816	7,175,414
TOTAL EQUITY, PROVISIONS AND LIABILITIES		14,582,264	15,603,066

Company Financial Statements at December 31, 2020 225

NOTES TO THE
COMPANY FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom. The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom. The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181. The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 28 “Segment reporting” of the Consolidated Financial Statements included in this Annual Report). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2020.
History of CNH Industrial
During 2013, the process of combining the activities of CNH and Fiat Industrial was completed with the following steps:
▪the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”) which occurred on August 1, 2013;
▪the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and
▪the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).
A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA.
All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).
The deeds of merger for the merger of Fiat Industrial and CNH Global with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013.
During 2014, the Company acquired the activities of the plant located in Basildon, United Kingdom. These activities, which were previously held by a subsidiary, were transferred to the Company. The principal activity of the plant is the manufacture and sale of tractors and the sale of agricultural and construction equipment and machinery in the local market acting as distributor of product manufactured in other Group companies. With effect May 1, 2014 and as a consequence of the transfer, CNH Industrial N.V. shows in the Company financial statements the figures related to the operations of the Basildon plant.
Basis of preparation
The 2020 Company financial statements of the parent company, CNH Industrial N.V., together with the notes thereto were authorized for issuance by the Board of Directors on March 3, 2021, and have been prepared in accordance with the legal requirements of Part 9, Book 2 of the Dutch Civil Code.

Company Financial Statements at December 31, 2020 226

Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, “Significant accounting policies”, of the Consolidated Financial Statements included in this Annual Report. In these Company financial statements, investments in subsidiaries are accounted for using the equity method. The Company financial statements are prepared on a going concern basis in accordance with paragraph 25 of IAS 1.
CNH Industrial N.V. financial statements are presented in euros, the Company’s functional currency. The euro functional currency of the Company financial statements differs from the U.S. dollar presentation currency of the Consolidated Financial Statements, which was elected to be used in order to improve comparability with main competitors, mainly in agricultural equipment and construction equipment businesses, and to provide more meaningful information to U.S. investors.
COVID-19 pandemic and use of accounting estimates and management’s assumptions
During 2020, the effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread impacted CNH Industrial’s business, results and outlook.
Many governments in countries, where the Company operates, designated parts of its businesses as essential critical infrastructure businesses. This designation allows CNH Industrial to operate in support of its dealer and customers to the extent possible.
CNH Industrial’s priorities in addressing the effects of COVID-19 continue to be the health, safety and well-being of its employees, the continuity of its business from a liquidity, cost management and market presence perspective; and supporting its dealers, customers, suppliers and the communities in which it operates. CNH Industrial has proactively implemented health and safety measures at its operations around the world. The measures taken beginning in the first quarter of 2020 to aggressively decrease operational and selling, general and administrative expenses have been effective. CNH Industrial also worked closely with its dealers during 2020, and, as necessary, provided short-term payment relief on obligations owed to the Company.
As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the pandemic, during the second quarter of 2020 the Company reviewed its current manufacturing footprint and, consequently, reassessed the recoverability of certain assets. As a result, Agriculture recognized $111 million (€97 million) of impairment charges against tangible assets and $137 million (€120 million) of impairment charges against intangible assets. In the same quarter, Construction recognized impairment charges of $62 million (€54 million) against intangible and other long-lived assets, and Commercial and Specialty Vehicles recognized charges of $282 million (€247 million) in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buyback commitments. These actions were taken as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. The segment also recognized other asset impairment charges of $7 million (€6 million). Lastly, the Company performed a quantitative interim assessment of impairment for Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the segment and its projected cash flows, which deteriorated significantly, the Company recognized a charge of $576 million (€504 million) in the second quarter, representing the total impairment of Construction goodwill.
The above mentioned adjustments related to impairment charges were recorded by the CNH Industrial Group Subsidiaries owned directly and indirectly by CNH Industrial N.V. Hence, the annual results of the Group Subsidiaries were significantly impacted and consequently the Result from Investments in Group companies and other equity interests of CNH Industrial N.V. shows the net loss of €594 million in its Company Financial Statements (see Note 8 Result from Investments in Group companies and other equity interests and Note 12 Financial fixed assets).
Starting from the easing of COVID-19 restrictions in the third quarter of 2020, a general improvement was noted in market demand and in customer sentiment. The improvement continued in the fourth quarter, despite increasing COVID-19 restrictions in most geographies.
Uncertainty remains about the future impacts on CNH Industrial’s end-markets and operations of renewed restrictions on social interactions and business operations until widespread vaccination is achieved.
CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business and the Company's results of operations, financial condition and cash flows in 2021, which may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulty in collecting financial receivables and subsequent increased allowances for credit losses. For additional discussion regarding the principal factors affecting CNH Industrial’s results, see section "Risk Factors - COVID-19 Risks" of the Consolidated Financial Statements included in this Annual Report.

Company Financial Statements at December 31, 2020 227

Format of the financial statements
As a consequence of the acquisition in 2014 of the manufacturing activity carried out in Basildon, CNH Industrial N.V. presents an income statement using a classification based on the function of the expenses (also referred to as the “cost of sales” method) rather than one based on their nature, as this is believed to provide information that is more relevant.
New standards and amendments effective from January 1, 2020
▪On September 26, 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by the Interbank Offered Rates (IBOR) reform, allowing the hedge accounting to be continued as if the reference rates on which the hedged item and hedging instrument are based were not changed by the reform. Furthermore, the amendments require to provide additional information to investors about hedging relationships directly affected by the uncertainties caused by the reform. The amendments are effective from January 1, 2020. The adoption of these amendments did not have any material impact on these Company Financial Statements.
▪On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020, with earlier application permitted. The adoption of these amendments did not have any material impact on these Company Financial Statements.
▪On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occurred on or after January 1, 2020 with earlier application permitted. The adoption of these amendments did not have any material impact on these Company Financial Statements.
Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company are the following:
▪On May 28, 2020 the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) adding a practical expedient that relieves the lessee from assessing whether a COVID-19-related rent concession is a lease modification. The lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The amendment is voluntary and does not affect lessors. The amendment is effective retrospectively for annual reporting periods beginning on or after June 1, 2020 and it is also available for interim reports. The Company does not apply this practical expedient for lessees.
▪On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are effective retrospectively for annual reporting periods beginning on or after January 1, 2021. The Company does not expect a material impact to its Company Financial Statements or disclosures upon adoption of the amendments.
Furthermore, at the date of these Company Financial Statements, the European Union has not yet completed its endorsement process for these amendments and improvements.
The Company is currently evaluating the impact of the adoption of these amendments and improvements on its Company Financial Statements or disclosures:
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020, the IASB issued Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective retrospectively from January 1, 2022.

Company Financial Statements at December 31, 2020 228

▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022.
▪On February 12, 2021 the IASB issued the Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, requiring to disclose the material accounting policy information rather than the significant accounting policies. Furthermore, the amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective from January 1, 2023.
▪On February 12, 2021 the IASB issued the Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates. The amendments clarify how to distinguish changes in accounting policies (generally also applied retrospectively to past transactions and other past events) from changes in accounting estimates (applied prospectively only to future transactions and other future events). This amendment is effective from January 1, 2023.
Proposed spin-off of On-Highway business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles and powertrain) and "Off-Highway" (agriculture and construction) businesses as soon as practicable. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. Execution of the transaction requires further work on structure, management, governance and other significant matters as well as appropriate corporate approvals (including approval of our stockholders at an Extraordinary General Meeting of shareholders) and satisfaction of other conditions. CNH Industrial can make no assurance that any spin-off transaction will ultimately occur, or, if one does occur, its terms or timing.
CNH Industrial did not classify the business that will be separated as assets held for distribution at December 31, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

Company Financial Statements at December 31, 2020 229

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues
As a result and through the transfer in 2014 of Basildon operations, the Company operates primarily in the agricultural equipment manufacturing industry in the United Kingdom. Net revenues comprise the following:

(€ thousand)	2020	2019
Revenues from:
Third parties	438,126	441,693
Group companies	775,444	851,484
Total Net revenues	1,213,570	1,293,177
Net revenues are made up of agricultural equipment sales for €1,171,485 thousand (€1,235,224 thousand in 2019) and construction equipment sales for €42,085 thousand (€57,953 thousand in 2019).
2. Selling, general and administrative costs
The Selling, general and administrative costs of €128,181 thousand in 2020 (€129,261 thousand in 2019) mainly comprise marketing, advertising, sales personnel costs and other expenses which are not attributable to sales, production and research and development functions, net of any intercompany recharge due to services provided to Group subsidiaries.
3. Research and development costs
In 2020, Research and development costs of €45,503 thousand (€55,106 thousand in 2019) comprise all the research and development costs not recognized as assets in the year, amounting to €21,660 thousand (€28,019 thousand in 2019), and the amortization of capitalized development costs of €23,843 thousand (€27,087 thousand in 2019). During 2020, the Company incurred new expenditure for capitalized development costs of €17,406 thousand (€25,213 thousand in 2019).
4. Restructuring expenses
Restructuring expenses amount to €1,209 thousand in 2020 (€3,486 thousand in 2019) and represent the total costs associated to the restructuring due to the Company downsizing of the workforce not replaced.
5. Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, costs arising from the transition terms related to the changes to the current pension arrangement, indirect taxes and duties, net of income arising from operations which is not attributable to the sale of goods and services. The net amount of €7,749 thousand in 2020 (€242 thousand in 2019) is made up of €8,598 thousand (€11,770 thousand in 2019) related to Other income, more than offset of €16,347 thousand (€12,012 thousand in 2019) of Other costs.
6. Financial income/(expenses)
The breakdown of financial income and expenses was as follows:

(€ thousand)	2020	2019
Financial income	72,541	71,600
Financial expenses	(131,681)	(154,860)
Total Financial income/(expenses)	(59,140)	(83,260)

Company Financial Statements at December 31, 2020 230

Financial income consisted of the following:

(€ thousand)	2020	2019
Financial income from Group companies	66,881	71,600
Interest income from banks	337	—
Currency exchange gains, net	5,323	—
Total Financial income	72,541	71,600
Financial income from Group companies include fees charged to Group subsidiaries on guarantees issued in favor of third parties but in the interest of the subsidiaries mainly for bonds issued from Group companies and for credit facilities granted to Group companies. The amount charged during 2020 is €13,287 thousand (€14,447 thousand in 2019).
The remaining income from Group companies of €53,594 thousand (€57,153 thousand in 2019) relates mainly to Interest income charged to Group companies in relation to loans granted them.
The decrease of €3,559 thousand is mainly due to the foreign exchange rate fluctuations as the majority of the loans are denominated in U.S. dollar which during the current year depreciated versus the euro.
Financial expenses consisted of the following:

(€ thousand)	2020	2019
Financial expenses payable to Group companies	79,879	105,414
Financial expenses payable to third parties	51,802	48,903
Currency exchange expenses, net	—	543
Total Financial expenses	131,681	154,860
Financial expenses payable to Group companies decreased versus prior year by €23,179 thousand mainly due to the lower interest rate applied in 2020, partially compensated by a higher average outstanding debt due to the Group treasury companies.
Financial expenses payable to third parties increased slightly by €2,899 thousand compared to 2019, and this was essentially due to the increase of Third parties funding, Bank loans and Commercial Papers, partially compensated by the favorable interest rates applied and the positive impact of foreign rate on the interest payable on the two bonds issued in U.S. dollar, as the U.S. dollar depreciated versus the euro.

7. Income taxes
A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2020	2019
Current taxes:
United Kingdom corporate income taxes	5,500	10,496
Italian corporate income taxes	4,813	6,844
Total current taxes	10,313	17,340
Deferred taxes for the period:
United Kingdom deferred taxes	—	—
Italian deferred taxes	773	(2,055)
Total deferred taxes for the period	773	(2,055)
Taxes relating to prior periods	(1,664)	(1,304)
Total Income tax benefit (expense)	9,422	13,981
The Italian current corporate income taxes credit of €4,813 thousand relates to tax losses of the CNH Industrial N.V. Italian branch utilized by the Italian fiscal unit.
The U.K. current corporate income taxes credit of €5,500 thousand relates to a current tax charge of €813 thousand for withholding taxes and a current tax credit of €6,313 thousand for tax losses utilized in the CNH Industrial N.V. U.K. tax group.
The Italian deferred tax credit of €773 thousand relates to timing differences of the Italian branch.

Company Financial Statements at December 31, 2020 231

Reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the U.K. and income taxes reported in the financial statements is as follows:

(€ thousand)	2020	2019
Profit/(Loss) before taxes	(72,151)	(102,978)
Weighted average U.K. statutory main corporation tax rate	19.00%	19.00%
Theoretical income tax (expense)	13,709	19,566
Current foreign tax expense	4,957	6,135
Tax effect of permanent differences	(7,113)	(7,833)
Deferred tax assets not recognized and write-down	(1,240)	(528)
Deferred taxes recognized in the Italian branch	773	(2,055)
Prior year adjustments	(1,664)	(1,304)
Current and deferred income tax recognized in the financial statements	9,422	13,981
CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.00% in both 2020 and 2019.
Deferred tax assets and liabilities are recognized for temporary differences between the carrying amount in the statement of financial position and the tax base. Deferred tax assets are recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilized. Amounts recognized and unrecognized are as follows:

(€ thousand)	2020	2019
Deferred tax assets arising:
In relation to Tax depreciation	6,495	8,102
In relation to Pension deficit	50,159	55,091
In relation to short timing differences	16,706	9,939
Total	73,360	73,132
Deferred tax liabilities arising from:
Capitalization of development costs	(8,770)	(10,909)
Total	(8,770)	(10,909)

Theoretical tax benefit arising from tax loss carryforwards	78,163	66,291
Adjustments for assets whose recoverability is not probable	(140,909)	(127,443)
Total net deferred tax assets	1,844	1,071
The losses can be carried forward indefinitely, provided that the Company carries on the same trade and continues the manufacturing activity in the United Kingdom.
The net deferred tax assets of €1,844 thousand relate to the Italian branch.
Adjustments for net deferred tax assets of €140,909 thousand (€127,443 thousand in 2019) have been made, as in the opinion of the management it cannot be regarded as more likely than not that there will be suitable profits against which these net deferred tax assets can be recovered.
8. Result from Investments in Group companies and other equity interests
Result from Investments in Group companies and other equity interests was a loss of €593,901 thousand in 2020 (€869,720 thousand profit in 2019) and includes the Company’s share in the net profit or loss of the investees.

Company Financial Statements at December 31, 2020 232

9. Other information by nature of expense
The income statement includes personnel costs of €69,738 thousand in 2020 (€69,981 thousand in 2019), which consist of the following:

(€ thousand)	2020	2019
Wages and salaries	49,571	52,042
Defined benefit plans	399	3,270
Defined contribution plans and other social security costs	10,849	10,229
Other personnel costs	8,919	4,440
Total personnel costs	69,738	69,981
An analysis of the average number of employees by category is as follows:

	2020	2019
Managers	51	48
White-collar	345	384
Blue-collar	585	603
Average number of employees	981	1,035
None of these employees are based in The Netherlands, but they are mainly based in the United Kingdom. Some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the legal entities concerned.
10. Intangible assets
Changes in Intangible assets in 2020 and 2019 are as follows:

(€ thousand)	Goodwill	Development costs	Concessions, licenses and similar rights	Intangible assets in progress and advances	Other intangible assets	Total
Gross carrying amount Balance at December 31, 2018	1,968	178,596	13,961	93	74	194,692
Additions	—	25,213	717	55	—	25,985
Divestitures and other changes	—	(5,177)	0	(117)	—	(5,294)
Balance at December 31, 2019	1,968	198,632	14,678	31	74	215,383
Additions	—	17,406	568	3,361	—	21,335
Divestitures and other changes	—	(7,696)	193	—	—	(7,503)
Balance at December 31, 2020	1,968	208,342	15,439	3,392	74	229,215
Accumulated amortization and impairment losses
Balance at December 31, 2018	—	(96,030)	(9,949)	—	(74)	(106,053)
Amortization/Impairment	—	(27,087)	(1,993)	—	—	(29,080)
Divestitures and other changes	—	5,152	0	—	—	5,152
Balance at December 31, 2019	—	(117,965)	(11,942)	—	(74)	(129,981)
Amortization/Impairment	(1,593)	(23,843)	(1,647)	—	—	(27,083)
Divestitures and other changes	—	—	—	—	—	—
Balance at December 31, 2020	(1,593)	(141,808)	(13,589)	—	(74)	(157,064)
Carrying amount at December 31, 2019	1,968	80,667	2,736	31	—	85,402
Carrying amount at December 31, 2020	375	66,534	1,850	3,392	—	72,151

Company Financial Statements at December 31, 2020 233

11. Property, plant and equipment
Changes in Property, plant and equipment in 2020 and 2019 are as follows:

(€ thousand)	Land and buildings	Plant and machinery	Special tools	Tangible assets in progress	Other tangible assets	Right-of-use-assets	Total
Gross carrying amount Balance at December 31, 2018	33,036	21,983	169,792	5,744	42,668	—	273,223
Impact of IFRS 16 adoption	—	—	—	—	—	10,137	10,137
Additions	184	1,203	4,457	5,634	16,368	1,253	29,099
Divestitures and other changes	—	—	—	(6,030)	(13,913)	1,167	(18,776)
Balance at December 31, 2019	33,220	23,186	174,249	5,348	45,123	12,557	293,683
Additions	420	1,006	3,798	8,832	14,145	1,294	29,495
Divestitures and other changes	—	—	(236)	(5,157)	(14,227)	876	(18,744)
Balance at December 31, 2020	33,640	24,192	177,811	9,023	45,041	14,727	304,434
Accumulated depreciation and impairment losses
Balance at Balance at December 31, 2018	(22,444)	(10,456)	(138,366)	—	(20,821)	—	(192,087)
Depreciation	(1,434)	(1,068)	(8,882)	—	(1,514)	(3,181)	(16,079)
Divestitures and other changes	—	3	15	—	3,002	39	3,059
Balance at December 31, 2019	(23,878)	(11,521)	(147,233)	—	(19,333)	(3,142)	(205,107)
Depreciation	(1,372)	(1,153)	(8,447)	—	(2,054)	(3,254)	(16,280)
Divestitures and other changes	—	—	115	—	—	322	437
Balance at December 31, 2020	(25,250)	(12,674)	(155,565)	—	(21,387)	(6,074)	(220,950)
Carrying amount at December 31, 2019	9,342	11,665	27,016	5,348	25,790	9,415	88,576
Carrying amount at December 31, 2020	8,390	11,518	22,246	9,023	23,654	8,653	83,484
At December 31, 2020, right-of-use assets refer primarily to lease contracts for industrial buildings of €6,563 thousand (€6,870 thousand at December 31, 2019), plant, machinery and equipment of €1,124 thousand (€1,488 thousand at December 31, 2019), and other assets of €965 thousand (€1,057 thousand at December 31, 2019).
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense for these leases on a straight-line basis over the lease term (see Note 21 "Non-current debt"). Lease expense recognized in 2020 for short-term and low-value leases were €469 thousand and €143 thousand, respectively (€432 thousand and €170 thousand, respectively, in 2019).

Company Financial Statements at December 31, 2020 234

12. Financial fixed assets
At December 31, 2020, Investments and other financial assets totaled €13,715,788 thousand and were as follows:

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Investments in Group companies and other equity interests	12,401,414	13,179,123	(777,709)
Other financial assets	1,312,530	1,404,859	(92,329)
Deferred tax assets	1,844	1,071	773
Total financial fixed assets	13,715,788	14,585,053	(869,265)
Investments in Group companies and other equity interests
At December 31, 2020, Investments in Group companies and other equity interests totaled €12,401,414 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2020	At December 31, 2019
Balance at beginning of year	13,179,123	11,996,774
Contribution to Investments in Group companies and other equity interests	784,910	1,975,860
Acquisitions	6,150	25,580
Repayment of Capital Reserves	—	(319,750)
Disposal	—	(1,266,527)
Result from Investments in Group companies and other equity interests	(593,901)	869,720
Dividend received	(48,856)	(138,199)
Cumulative translation adjustments and other OCI movements	(939,201)	(14,938)
Other	13,189	50,603
Balance at end of year	12,401,414	13,179,123
The item Other primarily includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
In 2019, some subsidiaries were involved in a series of internal transactions in order to align the capital and debt structure to their needs. As a result, under items “Contribution to Investments in Group companies and other equity interests”, and “Disposal” there is included an amount of €1.3 billion which was part of the overall project.
A list of Company’s investments has been included under Appendix of this Annual Report.
Other financial assets
At December 31, 2020, Other financial assets totaled €1,312,530 thousand, as represented below:

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Other financial assets	1,255,909	1,340,024	(84,115)
Fees receivable for guarantees issued	56,621	64,835	(8,214)
Total Other financial assets	1,312,530	1,404,859	(92,329)
At December 31, 2020, Other financial assets are represented by two U.S. dollar term loans facilities granted to Case New Holland Industrial Inc. and a Promissory Note also issued by this U.S. subsidiary.
The first term loan was issued in August 2016 with maturity date August 15, 2023, consisting of a first tranche having fixed interest rate in the principal amount of $450 million or €366,718 thousand ($450 million or €400,570 thousand in 2019), and a second tranche having floating interest rate in the principal amount of $150 million or €122,239 thousand ($150 million or €133,523 thousand in 2019).
The second one was issued on November 14, 2017, with maturity date November 15, 2027, for a principal amount of $500 million or €407,465 thousand ($500 million or €445,078 thousand in 2019). The interest rate is fixed.
The decrease of the carrying value of the two U.S. dollar term loans of €84,115 thousand is due to foreign exchange movement as the U.S. dollar depreciated versus the euro during the current year.
On August 25, 2017, Case New Holland Industrial Inc. issued a Promissory Note to the Company in the principal amount of €350 million, with a maturity date of August 25, 2024. The Promissory Note carries a floating interest rate.

Company Financial Statements at December 31, 2020 235

Moreover, Other financial assets include accrued interest charges related to the term loan facilities for €9,487 thousand (€10,854 thousand in 2019).
At December 31, 2020, the remaining amount of €56,621 thousand (€64,835 thousand in 2019) refers to the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and credit facilities granted to Group companies (see also Note 21 "Non-current debt").
The decrease of €8,214 thousand is mainly due to the reduction of the percentage applied for the commissions calculated on the guarantees issued.
Deferred tax assets
For Deferred tax assets comment see Note 7 "Income taxes".
13. Inventories

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Raw materials	51,345	60,741	(9,396)
Finished goods	44,389	89,628	(45,239)
Work in progress	9,952	10,669	(717)
Total Inventories	105,686	161,038	(55,352)
There were no inventories pledged as security at December 31, 2020 and 2019. At December 31, 2020 and 2019, Inventory amounts are net of the obsolescence reserve of €6,881 thousand and €6,479 thousand, respectively.
14. Trade receivables
At December 31, 2020, trade receivables totaled €271,788 thousand, a net increase of €27,395 thousand over year-end 2019, and they are essentially attributable to the operations of Basildon plant and almost entirely related to Group companies. These amounts are net of a provision of €366 thousand (€350 thousand for 2019).
The carrying amount of trade receivables is deemed to approximate their fair value.
All trade receivables are due within one year and there are no significant overdue balances.
15. Current financial receivables
At December 31, 2020, current financial receivables amounted to €192,435 thousand, a net increase of €98,275 thousand over year-end 2019. The item may be specified as follows:

	At December 31, 2020				At December 31, 2019
(€ thousand)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Assets from derivative financial instruments	10,319	—	—	10,319	896	—	—	896
CNH Industrial Finance Europe S.A.	181,272	—	—	181,272	93,079	—	—	93,079
Other current financial receivables	844	—	—	844	185	—	—	185
Total Current financial receivables	192,435	—	—	192,435	94,160	—	—	94,160
Current financial receivables are mainly made up of short-term financial receivables from CNH Industrial Finance Europe S.A., the Group Treasury company, for €181,272 thousand at December 31, 2020 (€93,079 thousand at December 31, 2019). Such financial receivables bears floating interest at market rate and their carrying amount is deemed to approximate their fair value.
Assets from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date. Derivative instruments are classified as Level 2 in the fair value hierarchy. CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.

Company Financial Statements at December 31, 2020 236

16. Other current assets
At December 31, 2020, other current assets amounted to €71,813 thousand, a net decrease of €174,363 thousand compared to December 31, 2019, and consisted of the following:

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Receivables from Group companies for consolidated Italian corporate tax	41,077	74,499	(33,422)
Receivables from Group companies for consolidated U.K. corporate tax	6,036	14,607	(8,571)
VAT receivables	684	132,563	(131,879)
Other indirect and direct taxes	4,857	3,319	1,538
Other receivables from Group companies and other related parties	12,500	14,958	(2,458)
Other current receivables	6,659	6,230	429
Total Other current assets	71,813	246,176	(174,363)
Receivables from Group companies for consolidated Italian corporate tax relate to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.
Receivables from Group companies for consolidated U.K. corporate tax relate to taxes calculated on the taxable income contributed by U.K. subsidiaries participating in the domestic tax consolidation program.
Following Brexit, the Italian VAT tax consolidation scheme was discontinued starting from January 1, 2020 and, as a result, the Group’s subsidiaries directly manage relations with the Italian Tax Authority, thereby significantly reducing relations with the parent company. This explains the decrease of € 131,879 of VAT receivables.
Other current assets are almost entirely due within one year.
17. Cash and cash equivalents

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Cash at banks	4	55	(51)
Restricted cash	69,115	98,213	(29,098)
Total Cash and cash equivalents	69,119	98,268	(29,149)
At December 31, 2020, Cash and cash equivalents totaled €69,119 thousand and represented amounts held in euro and other currency denominated current accounts. The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.
Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks.
Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the net liability relating to Pension plans in the U.K.

Company Financial Statements at December 31, 2020 237

18. Equity
Changes in shareholders’ equity during 2019 and 2020 were as follows:

	Share capital	Treasury shares	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total
At December 31, 2018	17,609	(108,536)	2,433,282	(657,633)	2,753,296	904,034	1,158,385	6,500,437
Allocation of prior year result	—	—	—	—	—	1,158,385	(1,158,385)	—
Dividend distributed	—	—	—	—	—	(243,774)	—	(243,774)
Acquisition of treasury stock	—	(51,341)	—	—	—	—	—	(51,341)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	—	27,675	1,816	—	—	—	—	29,491
Result for the year	—	—	—	—	—	—	780,723	780,723
Current period change in OCI, net of taxes	—	—	—	(108,119)	—	—	—	(108,119)
Other movements	—	—	(4,466)	—	—	57,170	—	52,704
Legal reserve	—	—	—	—	619	(619)	—	—
At December 31, 2019	17,609	(132,202)	2,430,632	(765,752)	2,753,915	1,875,196	780,723	6,960,121
Allocation of prior year result	—	—	—	—	—	780,723	(780,723)	—
Dividend distributed	—	—	—	—	—	—	—	—
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	—	38,974	(5,903)	—	—	—	—	33,071
Result for the year	—	—	—	—	—	—	(656,630)	(656,630)
Current period change in OCI, net of taxes	—	—	—	(927,848)	—	—	—	(927,848)
Other movements	—	—	(11,381)	—	—	22,763	—	11,382
Legal reserve	—	—	—	—	(158,535)	158,535	—	—
At December 31, 2020	17,609	(93,228)	2,413,348	(1,693,600)	2,595,380	2,837,217	(656,630)	5,420,096
Other movements of Retained profit/(loss) includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
As the Company financial statements are prepared using the same measurement principles of the Consolidated Financial Statements, including the investments that are accounted for using the equity method, the total Company equity of €5,420 million as of December 31, 2020 is in line with the Consolidated equity (excluding non-controlling interest) of $6,651 million converted using the exchange rate as of December 31, 2020 of 1.2271. In addition, the Company loss for the year of €657 million equals to the consolidated loss (excluding non-controlling interest) of $750 million converted using the average exchange rate for 2020 of 1.1422.
The decrease in equity of €1,540,025 thousand over year-end 2019 is mainly the result of the loss for the year of €656,630 thousand, the negative changes in Other comprehensive income arising from the negative effect of currency translation differences of €1,070,556 thousand, and from the losses on the remeasurement of defined benefit plans of €2,627 thousand, partly compensated by the profits on the remeasurement of Equity Investments at fair value through OCI of €120,820 thousand, and by the positive impact of the transactions accounted for under the Cash flow hedge reserves of €24,514 thousand.
The negative effect of currency translation differences of €1,070,556 thousand includes the valuation of the opening balances of Equity converted using the exchange rate as of December 31, 2020 of 1.2271.
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of December 31, 2020, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,910,471 common shares outstanding, net of 10,489,725 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,328,154 special voting shares outstanding, net of 25,146,122 special voting shares held in treasury by the Company as described in the section below).

Company Financial Statements at December 31, 2020 238

Changes in the composition of the share capital of CNH Industrial during 2020 and 2019 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. loyalty program special voting shares issued	Less: Treasury shares	CNH Industrial N.V. loyalty program special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2018	1,364,400,196	(10,568,238)	1,353,831,958	396,474,276	(7,748,652)	388,725,624	1,760,874,472	(18,316,890)	1,742,557,582
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	(3,699,841)	(3,699,841)	—	(774,458)	(774,458)	—	(4,474,299)	(4,474,299)
Cancellation of shares	—	—	—	—	—	—	—	—	—
Total CNH Industrial N.V. shares at December 31, 2019	1,364,400,196	(14,268,079)	1,350,132,117	396,474,276	(8,523,110)	387,951,166	1,760,874,472	(22,791,189)	1,738,083,283
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	3,778,354	3,778,354	—	(16,623,012)	(16,623,012)	—	(12,844,658)	(12,844,658)
Total CNH Industrial N.V. shares at December 31, 2020	1,364,400,196	(10,489,725)	1,353,910,471	396,474,276	(25,146,122)	371,328,154	1,760,874,472	(35,635,847)	1,725,238,625
During the years ended December 31, 2020 and 2019, 16.6 million and 0.8 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2020 and 2019, the Company delivered 3.8 million and 2.6 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
From the profits, shown in the annual accounts as adopted, such amounts shall be reserved as the Board of Directors may determine.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

Company Financial Statements at December 31, 2020 239

Dividend Proposal and appropriation of the result
On March 3, 2021, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.11 per common share, totaling approximately €150 million (equivalent to approximately $180 million, translated at the exchange rate reported by the European Central Bank on March 1, 2021). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 15, 2021.
If the proposed dividend is approved, it is expected that the dividend will be paid on May 5, 2021 on the outstanding common shares. The record date for the dividend will be April 20, 2021 on both MTA and NYSE and the outstanding common shares will be quoted ex-dividend from April 19, 2021.
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million). Considering the challenges and the uncertainties associated with COVID-19 pandemic, as a precautionary measure, on April 6, 2020 the Company announced the decision to remove its dividend proposal from the agenda of the Annual General Meeting. The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.
Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.
In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.
The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.
Loyalty voting Program
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting program that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold. This has been accomplished through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting program by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share which can be retained only for so long as the shareholder retains the associated common share and registers it in the Loyalty Register.

Company Financial Statements at December 31, 2020 240

Shareholder are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.
Treasury shares
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price).
Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Directors. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
During the year ended December 31, 2020, the Company repurchased no shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program. As of December 31, 2020, the Company held 10.5 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $ 106 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.
At the 2021 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2020, the Company acquired approximately 16.6 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2020, the Company held 25.1 million special voting shares in treasury.
Capital reserves
At December 31, 2020, capital reserves amounting to €2,413 million (€2,431 million at December 31, 2019) mainly consist of the share premium deriving from the Merger.

Company Financial Statements at December 31, 2020 241

Legal reserves
As of December 31, 2020, legal reserves amounted to €902 million (€1,988 million at December 31, 2019) and mainly relate to unrealized currency translation losses and other OCI components for a net negative amount of €1,694 million, and other reserves for €2,596 million.
Other OCI components includes primarily net unrealized actuarial losses related to the defined benefit plans which as of December 31, 2020 amounted to €469 million (€461 million at December 31, 2019). This part is considered distributable reserve. Being a negative amount, it reduced the overall amount available to the distribution.
As a consequence, the total amount considered undistributable as of December 31, 2020 equaled to €2,613 million (€2,449 million at December 31, 2019). As a result, the distributable reserves as at December 31, 2020 amounted to €2,807 million.
Other reserves are made up by research and development costs capitalized by the Company for €17 million and by the equity investments for €1,765 million (€24 million and €1,981 million, respectively, at December 31, 2019), earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise for €376 million (€361 million at December 31, 2019) and earnings from subsidiaries that due to local law requirements cannot be distributed as dividend, unless the subsidiary is liquidated, for €437 million (€388 million at December 31, 2019).
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity for the entire amount of the legal reserves. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.
Share-based compensation
CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).
For more information on Share-based compensation see Note 21 "Equity" of the Consolidated Financial Statements.
19. Provisions for employee benefits
CNH Industrial N.V. provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. These benefits are generally based on the employees’ remuneration and years of service.
The Company provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, the Company makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. The Company recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2020 and 2019, CNH Industrial N.V. recorded expenses of €10,849 thousand and €10,229 thousand, respectively, for its defined contribution plans, inclusive of social security contributions in the categories as described above.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefits plans are classified by the Company as Pension plans or Other post-employment benefits on the basis of the type of benefit provided.
Pension plans
The item Pension plans principally comprise the obligations towards certain employees and former employees of the CNH Industrial Group in the United Kingdom.
Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws and regulations of each individual country. The Company may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Company is not required to make further contribution to the plan in respect of a minimum performance requirements so long as the fund is in surplus.
Following collective consultation with members of the United Kingdom defined benefit pension plans, these arrangements closed to future accrual on January 31, 2020. Active employees were transferred to the Company’s, market competitive, defined contribution arrangement.

Company Financial Statements at December 31, 2020 242

The benefits accrued for active members up to January 31, 2020 were not affected by the closure. The closure to future accrual also had no impact on deferred or pensioner members of the plans.

Other post-employment benefits
Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006. The TFR scheme has since changed to a defined contribution plan. The obligation on our balance sheet represents the residual reserve for years prior to December 31, 2006 relating to the Italian employees of the Italian branch. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.
Provisions for employee benefits at December 31, 2020 and 2019 are as follows:

(€ thousand)	At December 31, 2020	At December 31, 2019
Post-employment benefits:
Pension plans	263,995	324,069
Other	660	653
Total Post-employment benefits	264,655	324,722
Other long-term employee benefits	402	323
Total Provision for employee benefits	265,057	325,045
The item Other long-term employee benefits consists of the Company’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the Company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.
In 2020 and in 2019 changes in Other long-term employee benefits are as follows:

(€ thousand)	At December 31, 2019	Provision	Utilization	Other changes	At December 31, 2020
Other long-term employee benefits	323	63	(36)	52	402
Total	323	63	(36)	52	402

(€ thousand)	At December 31, 2018	Provision	Utilization	Other changes	At December 31, 2019
Other long-term employee benefits	281	72	(20)	(10)	323
Total	281	72	(20)	(10)	323
Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2020 and 2019 are as follows:

	Pension plans		Other
	At December 31,		At December 31,
(€ thousand)	2020	2019	2020	2019
Present value of funded obligations	1,102,264	1,118,388	660	653
Less: Fair value of plan assets	(838,269)	(794,319)	—	—
Deficit/(surplus)	263,995	324,069	660	653
Net liability/(Net asset)	263,995	324,069	660	653

Amounts at year-end:
Liabilities	263,995	324,069	660	653
Assets	—	—	—	—
Net liability	263,995	324,069	660	653

Company Financial Statements at December 31, 2020 243

Changes in the present value of post-employment obligations in 2020 and 2019 are as follows:

	Pension plans		Other
(€ thousand)	2020	2019	2020	2019
Present value of obligation at the beginning of the year	1,118,387	947,822	653	600
Current service cost	403	3,265	6	5
Interest expense	17,517	22,538	(1)	1
Other costs	765	1,502	—	—
Contribution by plan participants	6	19	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	11,986	5,232	1	(1)
Actuarial losses/(gains) from changes in financial assumptions	87,911	122,416	(1)	54
Other remeasurements	(31,034)	(426)	14	18
Total remeasurements	68,863	127,222	14	71

Exchange rate differences	(60,457)	52,467	—	—
Benefits paid	(43,332)	(35,796)	(15)	(9)
Past service cost	112	(652)	—	—
Change in scope of consolidation	—	—	3	(15)
Present value of obligation at the end of the year	1,102,264	1,118,387	660	653
In 2020 and 2019 Other remeasurements mainly include the amount of experience adjustments.
In 2020 and 2019 changes in the fair value of plan assets are as follows:

	Pension plans
(€ thousand)	2020	2019
Fair value of plan assets at the beginning of the year	794,319	693,622
Interest income	12,503	16,736

Remeasurements:
Return on plan assets	74,056	49,691
Actuarial gains/(losses) from changes in financial assumptions	—	—
Total remeasurements	74,056	49,691

Exchange rate differences	(43,520)	37,649
Contribution by employer	44,238	32,398
Contribution by plan participants	6	19
Benefits paid	(43,333)	(35,796)
Fair value of plan assets at the end of the year	838,269	794,319

Company Financial Statements at December 31, 2020 244

Net benefit cost/(income) recognized during 2020 and 2019 is as follows:

	Pension plans		Other
(€ thousand)	2020	2019	2020	2019
Service cost:
Current service cost	403	3,265	6	5
Past service cost and (gain)/loss from curtailments and settlements	113	(652)	—	—
Total Service cost	516	2,613	6	5
Net interest expense	5,013	5,802	(1)	1
Other costs	765	1,502	—	—
Net benefit cost/(income) recognized to profit or loss	6,294	9,917	5	6

Remeasurements:
Return on plan assets	(74,056)	(49,692)	—	—
Actuarial losses/(gains) from changes in demographic assumptions	11,986	5,232	1	(1)
Actuarial losses/(gains) from changes in financial assumptions	87,911	122,416	(1)	54
Other remeasurements	(31,034)	(427)	14	18
Total remeasurements	(5,193)	77,529	14	71
Exchange rate differences	(16,937)	14,812	—	—
Net benefit cost/(income) recognized to other comprehensive income	(22,130)	92,341	14	71
Total net benefit cost/(income) recognized during the year	(15,836)	102,258	19	77
The weighted average durations of post-employment benefits are as follows:

N° of years
Pension plans	16
Other	7
Assumptions
Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end
	At December 31, 2020		At December 31, 2019
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	1.30	0.24	1.88	0.50
Weighted-average rate of compensation increase	N/A	1.26	3.50	1.20

	Assumptions used to determine expense at year-end
	At December 31, 2020		At December 31, 2019
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	1.88	0.50	2.65	1.51
Weighted-average rate of compensation increase	3.50	1.20	2.71	1.51
Assumed discount rates are used in measurements of pension and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing the CNH Industrial’s projected cash flows against a high-quality bond yield curve, mainly calculated using a wide population of AA-yield corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.
Assumed discount rates have a significant effect on the amount recognized in the 2020 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ thousand)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2020	(155,000)	198,000

Company Financial Statements at December 31, 2020 245

Plan assets
The investment strategy varies depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.
Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by it. The fair value of the plan assets at December 31, 2020 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

	At December 31, 2020
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	833,000	—	833,000
Total other types of investments	—	833,000	—	833,000
Cash and cash equivalents	5,000	—	—	5,000
Total	5,000	833,000	—	838,000
(1)    This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The fair value of the plan assets at December 31, 2019 may be disaggregated by asset class and level as follows.

	At December 31, 2019
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	788,000	—	788,000
Total other types of investments	—	788,000	—	788,000
Cash and cash equivalents	6,000	—	—	6,000
Total	6,000	788,000	—	794,000
(1)    This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

Fair value levels presented in the tables above are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

Contribution
CNH Industrial expects to contribute approximately €19 million to its pension plans in 2021.
The best estimate of expected benefit payments in 2021 and in the following ten years is as follows:

	Expected benefit payments
(€ thousand)	2021	2022	2023	2024	2025	2026 to 2031	Total
Post-employment benefits:
Pension plans	37,810	38,502	39,042	39,705	40,465	215,058	410,582
Other	55	49	43	42	28	296	513
Total Post-employment benefits	37,865	38,551	39,085	39,747	40,493	215,354	411,095

Other long-term employee benefits	76	56	21	36	18	154	361
Total	37,941	38,607	39,106	39,783	40,511	215,508	411,456
Potential outflows in the years after 2021 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

Company Financial Statements at December 31, 2020 246

20. Other provisions
Changes in Other provisions are as follows:

(€ thousand)	At December 31, 2019	Charged to profit and loss	Utilization	Other movements	At December 31, 2020
Warranty and incentives	51,652	108,277	(95,286)	—	64,643
Restructuring provision	0	1,193	(1,193)	—	—
Modification and campaign	1,335	778	(1,179)	—	934
Other provisions	34,245	18,486	(1,706)	140	51,165
Total Other provisions	87,232	128,734	(99,364)	140	116,742
The item Other provisions consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Company within twelve months from the end of the period in which the employees render the related service, and in addition it includes the amounts set up by the Company in connection with other risks and other charges.
21. Non-current debt

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Bonds	908,196	980,447	(72,251)
Financial guarantees	56,621	64,835	(8,214)
Lease liabilities	8,736	9,972	(1,236)
Total Non-current debt	973,553	1,055,254	(81,701)

At December 31, 2020, Non-current debts totaled €973,553 thousand and consisted mainly of two Bonds:
▪$600 million at an interest rate of 4.50%, due on August 15, 2023, issued by the Company in August 2016. The outstanding amount at year end is $600 million. The bond is valued using the amortized cost, for a corresponding amount of €498,904 thousand at December 31, 2020 (€538,626 thousand at December 31, 2019). At December 31, 2020, the fair value of the bond is €542,391 thousand (€579,934 thousand at December 31, 2019).
▪$500 million at an interest rate of 3.85%, due on November 15, 2027, issued by the Company in November 2017. The outstanding amount at year end is $500 million. The bond is valued using the amortized cost, for a corresponding amount of €409,292 thousand at December 31, 2020 (€441,821 thousand at December 31, 2019). At December 31, 2020, the fair value of the bond is €462,823 thousand (€466,125 thousand at December 31, 2019).
The decrease of the carrying value of the two Bonds of €72,251 thousand is mainly driven by the foreign exchange movement as the U.S. dollar depreciated versus the euro during the current year.
The two Bonds are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The two bonds issued by the Company contain commitments of the issuer which are typical of international practice for bonds issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading. At December 31, 2020 there were no breaches of such commitments.
The Company intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, it can buy back its issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
At December 31, 2020, Non-current debt included also the item financial guarantees for €56,621 thousand (€64,835 thousand in 2019) that represent the fair value of liabilities assumed in relation to guarantees issued by the Company. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those liabilities essentially related to guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and loans granted to Group companies, the present value of fees receivable (see Note 12 "Other financial assets") is considered the best estimate of the fair value of those guarantees.

Company Financial Statements at December 31, 2020 247

Due to the initial application of IFRS 16 as of January 1, 2019, €10,132 thousand of additional liabilities from leases were recognized. At December 31, 2020 liabilities from leases amounted to €8,736 thousand, (€9,972 thousand at December 31, 2019), of which €2,711 thousand (€2,915 thousand at December 31, 2019) due within one year, and the remaining part of €6,025 thousand (€7,057 thousand at December 31, 2019) is due between one and five years.
At December 31, 2020, €3,172 thousand (€3,267 thousand at December 31, 2019) for the principal portion of lease liabilities and €187 thousand (€240 thousand at December 31, 2019) for interest expenses related to lease liabilities were paid.
The following table sets out a maturity analysis of undiscounted lease liabilities at December 31, 2020:

(€ thousand)	At December 31, 2020	At December 31, 2019
Less than one year	2,846	3,103
One to two years	1,991	2,457
Two to three years	1,663	1,785
Three to four years	1,291	1,737
Four to five years	1,280	1,361
More than five years	—	—
Total undiscounted lease payments	9,071	10,443
Less: Interest	(335)	(471)
Total Lease liabilities	8,736	9,972
At December 31 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 4 years and 2.4%, respectively (4 years and 2.5%, respectively, at December 31, 2019).
22. Trade payables
At December 31, 2020, trade payables totaled €304,900 thousand, representing a net increase of €12,941 thousand compared to December 31, 2019, and consisted of the following:

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Trade payables to third parties	189,518	178,449	11,069
Trade payables to other related parties	224	2,941	(2,717)
Intercompany trade payables	115,158	110,569	4,589
Total Trade payables	304,900	291,959	12,941
Trade payables include payables for goods and services.
Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.
23. Current financial liabilities
At December 31, 2020, current financial liabilities totaled €7,379,237 thousand, a €696,480 thousand increase over December 31, 2019, and related to:

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Current account with CNH Industrial Finance S.p.A.	1,638,316	1,586,269	52,047
Current account with CNH Industrial Finance Europe S.A.	5,286,023	5,079,244	206,779
Bank loans	450,000	—	450,000
Accrued interest expense	3,865	6,854	(2,989)
Liability from derivative financial instruments	1,033	10,390	(9,357)
Total Current financial liabilities	7,379,237	6,682,757	696,480
The short term financial payables to CNH Industrial Finance Europe S.A. relate to an unsecured uncommitted revolving credit facility agreement with CNH Industrial Finance Europe S.A., where the latter has made available to CNH Industrial N.V. an uncommitted facility in a maximum aggregate amount of €6.5 billion.
The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bear floating interest at market rate. Such credit facilities are unsecured.
The carrying amount of those liabilities is deemed to be in line with their fair value.

Company Financial Statements at December 31, 2020 248

In addition, as at December 31, 2020 the Company has two new bank loans drawn on June 23 and June 25, 2020, with principal amount of €300,000 thousand and €150,000 thousand respectively.
The first bank loan of €300,000 thousand bears floating interest rate and the maturity date is January 19, 2022. The fair value is €300,077 thousand.
The second bank loan of €150,000 thousand bears fixed interest rate and the maturity date is June 23, 2021. The fair value is €150,470 thousand.
Liability from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date.
Derivative instruments are classified as Level 2 in the fair value hierarchy.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.

24. Other debt
At December 31, 2020, other debt totaled €122,679 thousand, a net decrease of €78,019 thousand over December 31, 2019, and included the following:

(€ thousand)	At December 31, 2020	At December 31, 2019	Change
Other debt:
- Intercompany debt:
- Consolidated Italian corporate tax	37,460	68,754	(31,294)
- Consolidated VAT	—	54,822	(54,822)
- Other	5,011	5,009	2
Total intercompany debt	42,471	128,585	(86,114)
Current amounts payable to employees, social security, directors	10,394	9,628	766
Taxes payable-indirect tax	23,052	18,280	4,772
Accrued expenses	40,502	37,059	3,443
Other	6,260	7,146	(886)
Total Other debt	122,679	200,698	(78,019)
Intercompany debt for consolidated Italian corporate tax of €37,460 thousand (€68,754 thousand at December 31, 2019) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2020, in relation to which CNH Industrial N.V. is the consolidating entity.
Following Brexit, the Italian VAT tax consolidation scheme was discontinued starting from January 1, 2020 and, as a result, the Group’s subsidiaries directly manage relations with the Italian Tax Authority, thereby significantly reducing relations with the parent company. Hence the reduction in intercompany VAT receivables and payables.
At December 31, 2020, Taxes payable-indirect tax consisted of VAT payable due in the U.K.
Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.
25. Guarantees, commitments and contingent liabilities
Guarantees issued
At December 31, 2020, Guarantees issued totaled €4,928,096 thousand, increasing by €910,727 thousand over December 31, 2019.
All guarantees were issued in favour of third parties and in the interest of Group companies and were made up as follows:
▪€4,326,993 thousand for twelve bonds issued from CNH Industrial Finance Europe SA under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) due between 2021 and 2039;

Company Financial Statements at December 31, 2020 249

▪€151,759 thousand for borrowings mainly granted to CNH Industrial Finance S.p.A;
▪€88,156 thousand for credit lines granted from different banks primarily to Iveco S.p.A. and CNH Industrial America LLC;
▪€106,346 thousand for sundry guarantees (including property lease guarantees primarily in the interest of CNH Industrial America LLC and for good execution of works mainly granted in the interest of Iveco S.p.A.;
▪€254,842 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V.
At December 31, 2020, there were no guarantees outstanding issued in the interest of entities other than subsidiaries of the Company.

Support Agreement in the interest of CNH Industrial Capital LLC (Financial Services)
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
A Support Agreement was issued in 2019 in the interest of CNH Industrial Capital Australia Pty. Limited, the content of which is in line with the support agreement issued in the interest of CNH Industrial Capital LLC.
For more information on our outstanding indebtedness, see Note 24 “Debt” to our Consolidated Financial Statements.
Other contingencies
Other contingencies are described in Note 27 “Commitments and contingencies” of the Consolidated Financial Statements.

26. Audit fees
The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services to the Group.

(€ thousand)	2020	2019
Audit fees of the consolidated and company financial statements	10,250	10,009
Other audit services	1,036	931
Total Audit fees	11,286	10,940
Total Audit fees of €11,286 thousand also included audit of Ernst & Young Accountants LLP of €144 thousand (€141 thousand in 2019) for CNH Industrial N.V. Moreover Ernst & Young Accountants LLP performed other audit procedures relating to the issuance of comfort letters at bond offerings for €35 thousand (€34 thousand in 2019).

Company Financial Statements at December 31, 2020 250

27. Board remuneration
Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration Report section as included in the Board Report of this Annual Report.
28. Subsequent events
CNH Industrial has evaluated subsequent events through March 3, 2021, which is the date the financial statements were authorized for issuance, and identified the following:
▪On February 26, 2021 CNH Industrial extended by one-year its syndicated committed revolving credit facility for €3,950.5 million, i.e. to March 2026; the remaining €49.5 million will mature in March 2025.
▪On March 2, 2021, CNH Industrial announced the completion of its minority investment in Zimeno, Inc. (d/b/a Monarch Tractor), a U.S. based agricultural technology company.

Company Financial Statements at December 31, 2020 251

March 3, 2021

The Board of Directors

Suzanne Heywood
Léo W. Houle
Howard W. Buffett
Tufan Erginbilgic
John Lanaway
Alessandro Nasi
Lorenzo Simonelli
Vagn Sørensen
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

Company Financial Statements at December 31, 2020 252

OTHER INFORMATION
Independent Auditor’s Report
The report of the Company’s independent auditor, Ernst & Young Accountants LLP, The Netherlands is set forth following this Annual Report.
Appropriation of the result of the year
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
Dividends under Articles of Association provisions
Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:
1.The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.
2.The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
3.From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
4.The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
5.Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.
6.Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
7.The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
8.The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
9.The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the

Other information 253

policy of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.
10.The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.
11.Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.
12.Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

Other information 254

APPENDIX - CNH INDUSTRIAL GROUP COMPANIES
AT DECEMBER 31, 2020

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CONTROLLING COMPANY
Parent Company
CNH Industrial N.V.	Amsterdam	Netherlands	17,608,745	EUR	—	—	—	—
SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000
Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	CNH Industrial Capital Limited	100.000
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	99.98	CNH Industrial Capital Limited	98.120
						Iveco Slovakia, s.r.o.	1.880
AgDNA Pty Ltd.	St. Marys	Australia	2,175,120	AUD	100.00	CNH Industrial N.V.	100.000
AgDNA Technologies	Carson City	U.S.A.	120	USD	100.00	AgDNA Pty Ltd.	100.000
AgDNA Technologies Pty Ltd.	St. Marys	Australia	2	AUD	100.00	AgDNA Pty Ltd.	100.000
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	100,000,000	ETB	70.00	CNH Industrial N.V.	70.000
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000
ATI, Inc.	Mt. Vernon	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000
Banco CNH Industrial Capital S.A.	Curitiba	Brazil	940,451,054	BRL	100.00	New Holland Ltd	99.329
						CNH Industrial Brasil Ltda.	0.671
BLI Group, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Blitz S19-499 GmbH	Ulm	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
Blue Leaf I.P. , Inc.	Wilmington	U.S.A.	1,000	USD	100.00	BLI Group, Inc.	100.000
Blue Leaf Insurance Company	Colchester	U.S.A.	250,000	USD	100.00	CNH Industrial America LLC	100.000
Case Baumaschinen AG	Kloten	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People's Rep.of China	14,000,000	USD	100.00	CNH Industrial N.V.	100.000
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial Capital America LLC	100.000
Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000
Case France NSO	Morigny-Champigny	France	7,622	EUR	100.00	CNH Industrial France	100.000
CASE ILE DE FRANCE	Saint-Pathus	France	600,000	EUR	100.00	CNH Industrial France	100.000
Case New Holland Construction Equipment (India) Private Limited	New Delhi	India	240,100,000	INR	100.00	CNH Industrial (India) Private Limited	50.000
						CNH Industrial America LLC	50.000
Case New Holland Industrial Inc.	Wilmington	U.S.A.	55	USD	100.00	CNH Industrial U.S. Holdings Inc.	100.000
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH Industrial America LLC	100.000
CNH (China) Management Co., Ltd.	Shanghai	People's Rep.of China	207,344,542	USD	100.00	CNH Industrial N.V.	100.000

Appendix - CNH Industrial Group companies at December 31, 2020 255

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000
CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH Industrial America LLC	100.000
CNH Industrial (Harbin) Machinery Co. Ltd.	Harbin	People's Rep.of China	105,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	100.000
CNH Industrial (India) Private Limited	New Delhi	India	12,416,900,200	INR	100.00	CNH Industrial Asian Holding Limited N.V.	100.000
CNH Industrial (Thailand) Ltd.	Samut Prakarn	Thailand	354,500,000	THB	100.00	CNH Industrial N.V.	100.000
CNH Industrial Agriculture and Construction SA (PTY) LTD.	Centurion	South Africa	1	ZAR	100.00	CNH Industrial N.V.	100.000
CNH INDUSTRIAL AGRO S.A.	Buenos Aires	Argentina	120,000	ARS	100.00	CNH Industrial Brasil Ltda.	95.000
						CNHI COMERCIO DE PECAS LTDA	5.000
CNH Industrial America LLC	Wilmington	U.S.A.	0	USD	100.00	Case New Holland Industrial Inc.	100.000
CNH Industrial Argentina S.A.	Buenos Aires	Argentina	15,467,370,568	ARS	100.00	Iveco Espana S.L.	48.292
						CNH Industrial Brasil Ltda.	35.946
						FPT Industrial S.p.A.	14.045
						CNHI COMERCIO DE PEÇAS LTDA	1.645
						Astra Veicoli Industriali S.p.A.	0.072
CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	85,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Belgium	Zedelgem	Belgium	106,081,158	EUR	100.00	CNH Industrial N.V.	88.828
						New Holland Holding Limited	11.172
CNH Industrial Brasil Ltda.	Nova Lima	Brazil	4,534,035,167	BRL	100.00	New Holland Ltd	100.000
CNH Industrial Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital (India) Private Limited	New Delhi	India	3,637,000,000	INR	100.00	CNH Industrial (India) Private Limited	100.000
CNH Industrial Capital (Shanghai) Commercial Factoring Co. Ltd.	Shanghai	People's Rep.of China	20,000,000	USD	100.00	CNH Industrial Capital Australia Pty Limited	100.000
CNH Industrial Capital America LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital LLC	100.000
CNH INDUSTRIAL CAPITAL ARGENTINA S.A.	Buenos Aires	Argentina	1,003,782,818	ARS	100.00	CNH Industrial N.V.	79.790
						CNH Industrial Argentina S.A.	20.210
CNH Industrial Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Industrial Australia Pty Limited	100.000
CNH Industrial Capital Canada Ltd.	Calgary	Canada	5,435,350	CAD	100.00	Case Credit Holdings Limited	100.000
CNH Industrial Capital Corretora de Seguros Administração e Serviços Ltda.	Curitiba	Brazil	100,000	BRL	100.00	CNHI COMERCIO DE PEÇAS LTDA	99.990
						CNH Industrial Brasil Ltda.	0.010
CNH Industrial Capital Limited	Basildon	United Kingdom	53,001,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000
CNH Industrial Capital Russia LLC	Moscow	Russia	640,740,000	RUR	100.00	CNH Industrial Capital Limited	100.000

Appendix - CNH Industrial Group companies at December 31, 2020 256

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Industrial Capital Solutions S.p.A.	Turin	Italy	213,000,000	EUR	100.00	CNH Industrial N.V.	50.100
						CNH Industrial Capital Limited	49.900
CNH Industrial Danmark A/S	Albertslund	Denmark	12,000,000	DKK	100.00	CNH Industrial N.V.	100.000
CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000
						CNH Industrial N.V.	10.000
CNH Industrial Europe Holding S.A. in liquidation	Luxembourg	Luxembourg	100,000,002	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Exports Inc.	Wilmington	U.S.A.	3,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	CNH Industrial N.V.	99.999
CNH Industrial Finance North America, Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Financial Services A/S	Albertslund	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000
CNH Industrial Financial Services S.A.	Morigny-Champigny	France	105,860,635	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial France	Morigny-Champigny	France	52,965,450	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Korea LLC	Gwangju	South Korea	3,500,000,000	KRW	100.00	CNH Industrial N.V.	100.000
CNH Industrial Kutno Polska sp. z o.o.	Kutno	Poland	5,000	PLN	100.00	CNH Industrial Polska Sp. z o.o.	100.000
CNH Industrial Maquinaria Spain S.A.	Madrid	Spain	21,000,000	EUR	100.00	Iveco Espana S.L.	100.000
CNH Industrial OLDCO Capital Limited	Basildon	United Kingdom	2,480	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium	100.000
CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Castanheira do Ribatejo	Portugal	498,798	EUR	100.00	CNH Industrial N.V.	99.980
						CNH Industrial Italia s.p.a.	0.020
CNH Industrial Russia LLC	Naberezhnye Chenly	Russia	608,754,200	RUR	100.00	Iveco Nederland B.V.	100.000
CNH Industrial SA (Pty) Ltd.	Centurion	South Africa	165,100,750	ZAR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Sales and services GmbH	Berlin	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
CNH Industrial Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997
						CNH Industrial Asian Holding Limited N.V.	0.002
CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000
CNH Industrial Sweden AB	Överum	Sweden	11,000,000	SEK	100.00	CNH Industrial N.V.	100.000
CNH Industrial Technology Services (India) Private Limited	New Dehli	India	1,000,000	INR	100.00	CNH Industrial (India) Private Limited	100.000
CNH Industrial U.S. Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial UK Limited	London	United Kingdom	200	USD	100.00	CNH Industrial N.V.	100.000
CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH Industrial America LLC	50.000

Appendix - CNH Industrial Group companies at December 31, 2020 257

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH U.K. Limited	Basildon	United Kingdom	25,275	GBP	100.00	New Holland Holding Limited	100.000
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNHI COMERCIO DE PEÇAS LTDA	Nova Lima	Brazil	1,626,298	BRL	100.00	CNH Industrial Brasil Ltda.	100.000
CNHI International SA	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000
Dolphin N2 Limited	Shoreham-by-Sea	United Kingdom	2	GBP	100.00	FPT Industrial S.p.A.	100.000
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000
F. Pegaso S.A.	Madrid	Spain	60,036	EUR	100.00	Iveco Espana S.L.	99.929
						Transolver Service S.A.	0.071
Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000
Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH Industrial America LLC	100.000
Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Industrial Canada, Ltd.	100.000
FPT - Powertrain Technologies France SAS	Garchizy	France	73,444,960	EUR	100.00	IVECO FRANCE SAS	97.144
						CNH Industrial Finance France S.A.	2.856
FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000
Heuliez Bus S.A.S.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations SAS	100.000
HFI Holdings, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000
Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People's Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000
Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	375,000,000	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Belgium N.V.	Groot-Bijgaarden	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983
						Iveco Nederland B.V.	0.017
Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUR	100.00	CNH Industrial Capital Limited	100.000
Iveco Capital Services S.R.L.	Glina	Romenia	22,519,423	RON	100.00	CNH Industrial Capital Limited	100.000
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	98.84	IVECO FRANCE SAS	98.838
Iveco Danmark A/S	Albertslund	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000
IVECO DEFENCE VEHICLES ROMANIA S.R.L.	Glina	Romenia	4,840,000	RON	100.00	Iveco Defence Vehicles Spa	100.000
Iveco Defence Vehicles SpA	Bolzano	Italy	25,000,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Espana S.L.	Madrid	Spain	100,000,001	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000
IVECO FPT BRASIL LTDA.	Betim	Brazil	417,000	BRL	100.00	CNH Industrial Brasil Ltda	100.000
IVECO FRANCE SAS	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326
						CNH Industrial N.V.	49.674

Appendix - CNH Industrial Group companies at December 31, 2020 258

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Holdings Limited	Basildon	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020
Iveco L.V.I. S.a.s.	Saint Priest	France	2,000,000	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Limited	Basildon	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340
						Iveco S.p.A.	5.660
Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032
Iveco Nederland B.V.	Andelst	Netherlands	21,920,549	EUR	100.00	New Business Netherlands Holding B.V.	100.000
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000
Iveco Nord SAS	Lesquin	France	2,045,701	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	92,000,000	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Pension Trustee Ltd	Basildon	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000
						Iveco Limited	50.000
Iveco Poland Sp. z o.o.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.996
						Astra Veicoli Industriali S.p.A.	0.001
						CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	0.001
						Iveco Espana S.L.	0.001
						Mediterranea de Camiones S.L.	0.001
Iveco Provence s.a.s.	Vitrolles	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000
Iveco Retail Limited	Basildon	United Kingdom	7,319,100	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Romania S.r.l.	Glina	Romenia	17,500	RON	100.00	Iveco Austria GmbH	100.000
Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	98.84	Iveco Czech Republic A.S.	100.000
Iveco South Africa Works (Pty) Ltd	Centurion	South Africa	215,010,239	ZAR	60.00	CNH Industrial SA (Pty) Ltd.	60.000
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000
Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Centrum s.r.o.	Lodenice	Czech Republic	10,000,000	CZK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Services S.R.L.	Glina	Romenia	2,200,200	RON	100.00	Iveco Romania S.r.l.	95.000
						Iveco Austria GmbH	5.000
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	CNH Industrial Australia Pty Limited	100.000
Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000
Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000
MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Chambéry	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000

Appendix - CNH Industrial Group companies at December 31, 2020 259

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764
Magirus Lohr GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000
Mediterranea de Camiones S.L.	Madrid	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875
						CNH Industrial N.V.	0.125
New Business Netherlands Holding B.V.	Andelst	Netherlands	110,000	EUR	100.00	CNH Industrial N.V.	100.000
New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital LLC	100.000
New Holland Holding Limited	Basildon	United Kingdom	33,601	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Ltd	Basildon	United Kingdom	1,079,247,000	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Tractor Ltd.	Basildon	United Kingdom	184,100	GBP	100.00	New Holland Holding Limited	100.000
O & K - Hilfe GmbH	Heilbronn	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000
OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00	CNH Industrial N.V.	99.960
						Iveco Austria GmbH	0.040
Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People's Rep.of China	580,000,000	CNY	60.00	SAIC IVECO Commercial Vehicle Investment Company Limited	60.000
						FPT Industrial S.p.A.	30.000
Seddon Atkinson Vehicles Ltd	Basildon	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000
Société Charolaise de Participations SAS	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	IVECO FRANCE SAS	100.000
Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	CNH Industrial Capital Limited	99.984
						Iveco Espana S.L.	0.016
Transolver Services S.A.S.	Trappes	France	38,000	EUR	100.00	CNH Industrial Capital Limited	100.000
UAB Iveco Capital Baltic	Vilnius	Lithuania	40,110	EUR	100.00	CNH Industrial Capital Limited	100.000
Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000
UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000
UzCaseService LLC	Tashkent	Uzbekistan	4,117,500	USD	51.00	Case Equipment Holdings Limited	51.000
UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867
JOINT ARRANGEMENTS ACCOUNTED FOR USING THE EQUITY METHOD
CNH Comercial, SA de C.V.	Queretaro	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH de Mexico SA de CV	Queretaro	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000
CNH Industrial S.A. de C.V.	Queretaro	Mexico	400,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	Queretaro	Mexico	50,000,000	MXN	50.00	CNH Industrial N.V.	50.000
IVECO - OTO MELARA Società Consortile a responsabilità limitata	Rome	Italy	40,000	EUR	50.00	Iveco Defence Vehicles SpA	50.000

Appendix - CNH Industrial Group companies at December 31, 2020 260

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Acentro S.p.A.	Cagliari	Italy	223,986	EUR	50.00	Iveco S.p.A.	50.000
Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000
Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000
Nikola Iveco Europe GmbH	Ulm	Germany	25,000	EUR	50.00	Iveco S.p.A.	50.000
SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People's Rep.of China	224,500,000	USD	50.00	Iveco S.p.A.	50.000
Turk Traktor ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500
ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD
Al-Ghazi Tractors Ltd	Karachi	Pakistan	289,821,005	PKR	43.17	CNH Industrial N.V.	43.169
CNH Industrial Capital Europe S.a.S.	Nanterre	France	88,482,297	EUR	49.90	CNH Industrial N.V.	49.900
Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788
Geoprospectors GmbH	Traiskirchen	Austria	84,250	EUR	25.00	CNH Industrial N.V.	24.999
IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUR	33.33	CNH Industrial N.V.	33.330
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	29,315,458	EUR	49.00	CNH Industrial N.V.	49.000
UNCONSOLIDATED SUBSIDIARIES
Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000
Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case International Limited	Basildon	United Kingdom	1	GBP	100.00	New Holland Holding Limited	100.000
CNH INDUSTRIAL VENEZUELA, C.A.	Caracas	Venezuela	1,715,951,510	VES	100.00	CNH Industrial N.V.	100.000
CNH Trustee Limited	Basildon	United Kingdom	2	GBP	100.00	CNH Industrial N.V.	50.000
						New Holland Ltd	50.000
Employers' Health Initiatives L.L.C.	Wilmington	U.S.A.	790,000	USD	100.00	CNH Industrial America LLC	100.000
International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Iveco Magyarorszag Kereskedelmi KFT in liquidation	Budapest	Hungary	24,000,000	HUF	100.00	Iveco Austria GmbH	100.000
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000
J.I. Case Trustee Limited	Basildon	United Kingdom	2	GBP	100.00	CNH Industrial N.V.	50.000
						New Holland Ltd	50.000
MVPC LLC	Moscow	Russia	10,000	RUR	50.00	OOO Iveco Russia	50.000
New Industrial Business 2 s.r.l.	Turin	Italy	31,539	EUR	100.00	CNH Industrial N.V.	100.000
Potenza Technology Holdings Limited	Birminghan	United Kingdom	200	GBP	100.00	FPT Industrial S.p.A.	100.000
Potenza Technology Limited	Birminghan	United Kingdom	100	GBP	100.00	Potenza Technology Holdings Limited	100.000
SERFIT S.R.L.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
OTHER ASSOCIATED COMPANIES
Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728
Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XAF	39.80	IVECO FRANCE SAS	39.800
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000

Appendix - CNH Industrial Group companies at December 31, 2020 261

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
OTHER COMPANIES
CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital Limited	19.000
FCA Services S.c.p.a.	Turin	Italy	1,600,000	EUR	12.96	Iveco S.p.A.	7.656
						CNH Industrial Italia s.p.a.	4.208
						FPT Industrial S.p.A.	0.846
						Astra Veicoli Industriali S.p.A.	0.042
						CNH Industrial Capital Solutions S.p.A.	0.042
						CNH Industrial Finance S.p.A.	0.042
						CNH Industrial Services S.r.l.	0.042
						Iveco Defence Vehicles SpA	0.042
						Officine Brennero S.p.A.	0.042
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273

Appendix - CNH Industrial Group companies at December 31, 2020 262

Independent auditor’s report
To: the shareholders and audit committee of CNH Industrial N.V.
Report on the audit of the 2020 financial statements included in the annual report
Our opinion
We have audited the financial statements for the year ended December 31, 2020 of CNH Industrial N.V., based in Amsterdam.

The financial statements comprise the consolidated and company financial statements.

In our opinion:
•The accompanying consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2020, and of its result and its cash flows for 2020 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code
•The accompanying company financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2020 and of its result for 2020 in accordance with Part 9 of Book 2 of the Dutch Civil Code

The consolidated financial statements comprise:
•The consolidated statement of financial position as at December 31, 2020
•The following statements for 2020: the consolidated income statement, the consolidated statements of comprehensive income, cash flows and changes in equity
•The notes comprising a summary of the significant accounting policies and other explanatory information

The company financial statements comprise:
•The company statement of financial position as at December 31, 2020
•The company income statement for 2020
•The notes comprising a summary of the accounting policies and other explanatory information

Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report.

We are independent of CNH Industrial N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the “Wet toezicht accountantsorganisaties” (Wta, Audit firms supervision act), the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent auditor's report 263

Our audit approach
Our understanding of the business
CNH Industrial is a company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles in addition to powertrain applications. CNH Industrial also offers financial products and services. The group is structured in segments and components and we tailored our group audit approach accordingly. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment.

We start by determining materiality and identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud, non-compliance with laws and regulations or error in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

In 2020 and the beginning of 2021 we were forced to perform our procedures to a greater extent remotely due to the Covid-19 measures. This limits our observations and increases the risk of missing certain signals. In order to compensate for the limitations related to physical contact and direct observation, we intensified our contact with the components, mainly in Italy and the US in order to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	$ 90 million (or € 73 million) (2019: $ 100 million or € 89 million)
Benchmark applied	Approximately 5 % of normalized adjusted EBIT (2019: approximately 5 % of adjusted EBIT)
Explanation	Materiality is based on normalized adjusted Earnings Before Interest and Taxes (EBIT) over the past 3 years, as we consider an earnings-based measure to be an appropriate basis for determining our overall materiality. The users of the financial statements of profit-oriented entities tend to focus on EBIT. We believe that EBIT is an important metric for the financial performance of the company. Adjustments are made to EBIT for elements which are not directly related to the operational performance of the company (restructuring costs, goodwill impairment loss and other discrete items as disclosed in the paragraph Industrial Activities performance, as part of the operating and financial review and prospects in the annual report).

In determining this year’s materiality, we have considered the unique combination of macro-economic factors that led to disruption in demand. We believe that in order to set materiality in the current uncertain economic times, we should account for what is expected to be a relatively temporary phenomenon. Whilst we considered alternative benchmarks to adjusted EBIT, we believe that a normalized adjusted EBIT approach to materiality is appropriate.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the audit committee that misstatements in excess of $ 4.5 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit
CNH Industrial N.V. is the parent of a group of entities (collectively referred to as ‘the Group’). The consolidated financial statements of the Group as at December 31, 2020, include CNH Industrial N.V. and 173 consolidated subsidiaries. The Group is organized in five reportable segments, being Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain and Financial Services, along with certain other corporate functions which are not included in the reportable segments.

Independent auditor's report 264

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

Accordingly, we identified 15 of CNH Industrial N.V.’s group entities, which, in our view, required an audit of their complete financial information. Specific audit procedures on certain balances and transactions were performed on a further 13 entities. Group wide control procedures were performed on a further 38 entities. The remaining 107 components which are not included in our group scope have been subject to risk based analytic procedures.

In establishing the overall approach to the audit, we determined the type of work that is needed to be done by us, as group auditors, or by component auditors from Ernst & Young Global member firms and operating under our instructions. The group audit team audited the group consolidation, financial statements and disclosures and the audit procedures related to the key audit matters ‘The impact of the Covid-19 pandemic’ and ‘The valuation of deferred taxes’. Because of the (international) travel restrictions and social distancing due to the Covid-19 pandemic, we needed to restrict or have been unable to visit management and/or component auditors. Due to these restrictions we intensified communication with significant component teams using communication technology to ensure we obtained sufficient audit evidence to conclude on our audit, also in relation to our key audit matters. For all entities in scope, we shared detailed instructions to the component auditors and we reviewed their deliverables.

In total these procedures represent 70% of the group’s revenues and 85 % of total assets.
By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

Teaming and use of specialists
We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of a listed client in the automotive industry. We included specialists in the areas of IT audit, valuation, pensions and income tax.

Independent auditor's report 265

Our focus on fraud and non-compliance with laws and regulations
Our responsibility
Although we are not responsible for preventing fraud or non-compliance and cannot be expected to detect non-compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error.
Non-compliance with laws and regulations may result in fines, litigation or other consequences for the company that may have a material effect on the financial statements.
Our audit response related to fraud risks
In order to identify and assess the risks of material misstatement of the financial statements due to fraud, we obtained an understanding of the entity and its environment, including the entity’s internal control relevant to the audit and in order to design audit procedures that are appropriate in the circumstances. As in all of our audits, we addressed the risk of management override of internal control. We do not audit internal control per se for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

We considered available information and made enquiries of relevant executives, directors (including internal audit, legal, compliance, human resources and regional directors) and the audit committee. As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption. Furthermore, as CNH Industrial N.V. is a global company, operating in multiple jurisdictions, we considered the risk of bribery and corruption.

In our process of identifying fraud risks, we considered whether the Covid-19 pandemic gives rise to specific fraud risk factors resulting from a dilution in the effectiveness of controls as a result of the general disruption associated with remote working, illness and workforce reductions, supply chain failures and pressure to make emergency procurements, management overrides and workarounds becoming the norm, manual invoicing and manual payments, abuse of government schemes intended to support companies during the pandemic.
We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness, of internal controls that mitigate fraud risks. In addition, we performed procedures to evaluate key accounting estimates for management bias in particular relating to important judgment areas and significant accounting estimates as disclosed under ‘Use of estimates’ in the significant accounting policies section in the notes to the financial statements. We have also used data analysis to identify and address high-risk journal entries. Our audit procedures to address the assessed fraud risks did not result in a key audit matter.

We incorporated elements of unpredictability in our audit. We considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance. If so, we reevaluated our assessment of fraud risk and its resulting impact on our audit procedures.
Our audit response related to risks of non-compliance with laws and regulations
We assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the board of directors, reading minutes, inspection of internal audit and compliance reports and performing substantive tests of details of classes of transactions, account balances or disclosures and reference is made to Notes 23 Other provisions and 27 Commitments and contingencies to the financial statements.

We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. Finally, we obtained written representations that all known instances of non-compliance with laws and regulations have been disclosed to us.

Going concern
We performed the following procedures in order to identify and assess the risks relating to going concern and to conclude on the appropriateness of management’s use of the going concern basis of accounting. the board of directors made a specific assessment of the company’s ability to continue as a going concern and to continue its operations for at least the next 12 months. We discussed and evaluated this assessment with management exercising professional judgment and maintaining professional skepticism, and specifically focusing on the process followed by management to make the assessment, management bias that could represent a risk, the impact of current events and conditions have on the company’s operations and forecasted cash flows, with a focus on whether the company will have sufficient liquidity to continue to meet its obligations as they fall due. We consider, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.

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Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern.

General audit procedures
Our audit further included among others:
▪Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion
▪Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the board of directors
▪Evaluating the overall presentation, structure and content of the financial statements, including the disclosures
▪Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Our key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

Last year’s key audit matter on the valuation of goodwill is not considered a separate key audit matter after the full impairment of the goodwill relating to the Construction segment, recorded in the current year. The impairment was triggered by the Covid-19 pandemic and its impact on the overall macro-economic environment, which is now covered in the Covid-19 key audit matter.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Risk	Our audit approach	Key observations
The impact of the Covid-19 pandemic
The developments around the Covid-19 pandemic have a profound impact on people, society and on the economy as a whole. This also impacts operational and financial performance of organizations and the assessment of the ability to continue as a going concern. The impact may continue to evolve, causing complexity and inherent uncertainty.

We consider the impact of the Covid-19 pandemic a key audit matter. The Covid-19 pandemic affected CNH Industrial’s results and financial position as disclosed in the notes to the financial statements (‘COVID-19 effects, actions, and use of accounting estimates and management's assumptions’). In particular updates were made to the following areas involving significant estimates and assumptions to incorporate the expected consequences of the Covid-19 pandemic:
1.the valuation of goodwill,
2.valuation of tangible and intangible fixed assets, and
3.the provision for buy backs. This resulted in the recognition of $1,175 million charges in the consolidated result that warranted our specific attention.

The impairment charges are significant to our audit because the assessment process is complex and requires significant judgement.

We reviewed and challenged management’s assessment of the impact of the pandemic on the 2020 financial statements. We designed and performed specific audit procedures responsive to this assessment. For the valuation of goodwill and tangible fixed assets the audit was complex and highly judgmental due to the significant estimation required to determine the fair value of the cash generating units. In particular, the value in use estimate was sensitive to significant assumptions, including estimates of future sales, gross margins, operating costs, terminal value growth rates, capital expenditures, changes in working capital requirements, and the discount rate. We were assisted by our internal valuation experts.
We evaluated whether the impairment methodology applied by the Company is in line with the requirements per IAS 36, Impairment of Assets. We validated that the level at which goodwill and tangible fixed assets is tested continues to be appropriate.

In relation to the buyback program of operating lease vehicles, we have reviewed management’s assessment. We paid specific attention to the residual value under the prevailing market conditions impacted by Covid-19 and the current actions in order to optimize the portfolio.
In performing our audit procedures we maintained our professional skepticism and remained alert for any possible impact of the Covid-19 pandemic on the financial statements. We analyzed events subsequent to December 31, 2020 to determine whether any events require adjusting amounts recognized in the financial statements. Finally, we evaluated the overall view of the financial statements, including the disclosures, related to the impact of the Covid-19 pandemic.
We agree with the disclosures made by the company surrounding the impact of the pandemic and the impairment charges recognized in 2020.

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Risk	Our audit approach	Key observations
Valuation of deferred taxes
At December 31, 2020, the Group had total theoretical future tax benefits arising from deductible temporary differences of $2,015 million and unused tax loss carry forwards and unused tax credits of $777 million that have been reduced by $841 million for tax assets whose recoverability is not probable and $1,093 million of deferred tax liabilities. This resulted in net deferred tax assets of $858 million. The analysis of the recoverability of deferred tax assets, in particular those of the Italian jurisdiction, were considered a significant risk in our audit because the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions, including the effect of Covid-19.

The Group’s disclosures related to income taxes are included in Note 9 to the consolidated financial statements.

We obtained an understanding of the income tax process and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed substantive audit procedures on the recognition of deferred tax amounts based on different local tax regulations and on the analysis of the recoverability of the deferred tax assets. We have involved EY tax specialists to support us in these procedures. We have evaluated and challenged the robustness of the company’s assumptions, judgements and estimates in relation to the likelihood of generating sufficient future taxable income based on budgets that take into account the impact of the Covid-19 pandemic and strategic business plans, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized. We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

We have assessed the adequacy of the financial statements disclosure in Note 9 regarding recognized deferred tax assets.
We did not identify any evidence of material misstatement of deferred tax assets as recorded in the year-end Statement of Financial position or in the disclosures thereof.

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Report on other information included in the annual report
In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:
•The board report
•The remuneration report
•The information on the board of directors and auditor and the letter from the chairperson
•Other information as required by Part 9 of Book 2 of the Dutch Civil Code

Based on the following procedures performed, we conclude that the other information:
•Is consistent with the financial statements and does not contain material misstatements
•Contains the information as required by Part 9 of Book 2 and Sections 2:135b and 2:145 sub-section 2 of the Dutch Civil Code

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 and Section 2:135b sub-Section 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

The board of directors is responsible for the preparation of the other information, including the board report in accordance with Part 9 of Book 2 of the Dutch Civil Code, other information required by Part 9 of Book 2 of the Dutch Civil Code and the remuneration report in accordance with Sections 2:135b and 2:145 sub‑section 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements
Engagement
We were engaged by the general meeting as auditor of CNH Industrial N.V on September 9, 2013 to perform the audit of the 2013 financial statements and have continued as the statutory auditor since then.
No prohibited non-audit services
We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

Description of responsibilities for the financial statements
Responsibilities of the board of directors and the audit committee for the financial statements
The board of directors is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the board of directors is responsible for such internal control as the board of directors determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, the board of directors is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the board of directors should prepare the financial statements using the going concern basis of accounting unless the board of directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. The board of directors should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the company’s financial reporting process.

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Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The Our audit approach section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion.

Communication
We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.
In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, March 3, 2021

Ernst & Young Accountants LLP

P.W.J. Laan

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